NEXT
POWER ™

Annual Report

2026

Record revenue, profitability, and cash generation.

Dear Stockholders,

Fiscal 2026 was an important year for our company. We delivered record revenue, strong profitability, and continued cash generation while taking several major steps to build the next chapter of the business. We did this in a year marked by policy uncertainty, tariff volatility, supply chain complexity, and fast-changing customer needs. That kind of environment tests a company. I am proud of how our team responded.

Revenue grew 20 percent to $3.6 billion. GAAP net income increased to $586 million, and adjusted EBITDA reached $854 million. We delivered approximately 38 GW during the year, up from 34 GW in fiscal 2025, and by year end we had shipped more than 160 GW of solar tracker systems since our founding in 2013. These results come from disciplined execution, deep customer relationships, and a team that knows how to deliver large, complex power infrastructure in the real world.

This year we also changed our name from Nextracker to Nextpower. We did not make that decision lightly. Nextracker is a name we built with pride. It stands for independent-row solar tracking, customer trust, and a decade of global market leadership. But the company has grown beyond tracking alone. Our customers are asking us to do more: foundations, eBOS, controls, software, robotics, module frames, field services, and future power conversion and storage. The Nextpower name better reflects who we are becoming: a clean-power technology platform built around our market-leading tracker.

> The tracker remains core to our company. The point of the rebrand is not to move away from trackers. It is to build more value around them.

Let me be clear: the tracker remains core to our company. NX Horizon™ is still the backbone of our platform, and the reason customers first trusted us with some of the world's most important solar projects. We will keep investing in tracker innovation, including NX Horizon-XTR™ for challenging terrain, NX Horizon with Hail Pro™ for severe weather risk, TrueCapture® for energy yield management, and NX Navigator™ for operability and control. The point of the rebrand is not to move away from trackers. It is to build more value around them.

We advanced that platform strategy in fiscal 2026 through four acquisitions. Bentek brings engineered, pre-assembled eBOS products that help customers streamline procurement and field execution. OnSight adds autonomous robotic inspection and fire detection capabilities for solar plants. Origami brings roll-formed steel frame technology, which can support strength, durability, localized supply chains, and lower-carbon manufacturing pathways. Fracsun adds soiling measurement and monitoring, helping owners make better cleaning and performance decisions. Each acquisition has a simple purpose: help customers build faster, operate smarter, reduce risk, and improve long-term plant performance.

We also launched Nextpower Arabia™ with Abdullah Abunayyan Investment Holding in Saudi Arabia. This joint venture gives us a stronger local presence in one of the world's most important growth regions for utility-scale solar. Local partnerships matter. They help us serve customers better, align with regional priorities, and build durable capability close to where projects are being deployed.

The market opportunity remains substantial. Electricity demand is rising from AI data centers, manufacturing, electrified transportation, buildings, and industrial loads. At the same time, customers need generation that can be deployed quickly, reliably, and at competitive cost. Solar, increasingly paired with storage, is uniquely positioned to meet that need. But scale will not happen by wishful thinking. It will require better design, faster construction, stronger supply chains, smarter controls, and long-term service. That is the work we are doing.

We enter fiscal 2027 with humility about the challenges ahead and confidence in our position. We know policy can change. We know competitors are aggressive. We know customers expect more every year. That is healthy. It keeps us sharp.

Our job is to keep earning trust the hard way: project by project, delivery by delivery, innovation by innovation. We are grateful to our customers, partners, employees, and stockholders for their continued support. The work ahead is big, but so is the opportunity. We are building Nextpower to meet this moment.



Dan Shugar
Founder and CEO, Nextpower

2026 Results

> **"**
>
> We are grateful to our customers, partners, employees, and stockholders for their continued support. The work ahead is big, but so is the opportunity. We are building Nextpower to meet this moment.
>
> **Dan Shugar**
> Founder and CEO, Nextpower

$3.6B

↑ +20% YoY

Revenue

$854M

Adjusted EBITDA

$514M

Adjusted FCF

>5.25B

Backlog

>160 GW

Delivered through FY2026

>40

Countries

>100

Supply Chain Facilities

>1900

Employees

Nextpower Inc.

Reconciliation of GAAP to Non-GAAP Financial measures (in thousands)

		Fiscal Year 2026
GAAP Net Income	$	585,883
Interest, net		(29,526)
Debt extinguishment cost		5,121
Provision for income taxes		127,943
Depreciation expense		18,635
Intangible amortization		11,967
Stock-based compensation expense		120,298
Acquisition related costs		10,330
Other tax related loss, net		1,254
Other		1,817
Adjusted EBITDA	$	853,722
Net cash provided by operating activities	$	562,911
Purchases of property and equipment		(49,277)
Adjusted Free Cash Flow	$	513,634





NEXTPOWER

Dear Stockholder

You are cordially invited to attend the Annual Meeting of Stockholders (the "Annual Meeting") of Nextpower Inc., a Delaware corporation ("we," "us," "Nextpower" or the "Company"). The Annual Meeting will be held virtually on August 18, 2026 at 8:00 a.m. (Pacific Time), to consider and vote on the following proposals:



01	To elect four nominees to serve as directors until the 2029 annual meeting of stockholders and until their successors are duly elected and qualified, subject to earlier resignation or removal;
02	To ratify the selection of Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year ending March 31, 2027;
03	To approve, on an advisory basis, the compensation for our named executive officers; and
04	To approve amendments to our Second Amended and Restated Certificate of Incorporation (the "Second Amended and Restated Certificate of Incorporation") to remove legacy Class B common stock and other outdated provisions and to rename Class A common stock.





In addition, we will conduct any other business that properly comes before the Annual Meeting or any adjournment thereof. These items of business are more fully described in the proxy statement accompanying this Notice of Annual Meeting of Stockholders (the "Proxy Statement").

The record date for the Annual Meeting is June 22, 2026 (the "Record Date"). Only stockholders of record of the Company's Class A common stock and Class B common stock (together, the "common stock") at the close of business on the Record Date may vote at the Annual Meeting or any adjournment thereof. You will be able to attend the Annual Meeting remotely by registering at www.virtualshareholdermeeting.com/NXT2026. Upon completing your registration, you will receive further instructions via email, including a unique link that will allow you access to the Annual Meeting and to vote and submit questions. As part of the registration process, you must enter the control number located on your proxy card, voting instruction form, or Important Notice Regarding the Availability of Proxy Materials.

IMPORTANT NOTICE Regarding the Availability of Proxy Materials for the Annual Meeting to be held on August 18, 2026 at 8:00 a.m. (Pacific Time) via the internet at www.virtualshareholdermeeting.com/NXT2026. The Proxy Statement and annual report to stockholders are available at: www.proxyvote.com.

We have determined that the 2026 Annual Meeting will be held in a virtual meeting format only, via the internet, with no physical in-person meeting. If you plan to participate in the virtual meeting, please see the Questions and Answers section below. Stockholders who own shares of our common stock as of the Record Date ("stockholders") will be able to attend, vote and submit questions (both before, and for a portion of, the meeting) via the internet.

In the event of an adjournment, postponement or emergency that may change the Annual Meeting's time or date, we will make an announcement, issue a press release or post information at www.nextpower.com to notify stockholders, as appropriate. If you have any questions or need assistance in voting your shares, please write to Nextpower Investor Relations at 6200 Paseo Padre Parkway, Fremont, CA 94555 or by email at investor@nextpower.com.

By Order of the Board of Directors

Bruce Ledesma

Chief Legal and Compliance Officer & Secretary
Fremont, California

Notice of Annual Meeting of Stockholders

Date:
August 18, 2026

Time:
8:00 a.m. (Pacific Time)

Place:
www.virtualshareholdermeeting.com/NXT2026

YOUR VOTE IS IMPORTANT

All stockholders are cordially invited to virtually attend the annual meeting. Whether or not you expect to attend the annual meeting, please complete, date, sign and return the proxy card, or vote over the telephone or internet as instructed in these materials, as promptly as possible in order to ensure your representation at the annual meeting. Even if you have voted by proxy, you may still vote if you attend the annual meeting.





Table of Contents

Questions and Answers About These Proxy Materials and Voting

Why Did I Receive a One-page Notice in the Mail Regarding the Internet Availability of Proxy Materials Instead of a Full Set of Proxy Materials?

Pursuant to "Notice and Access" rules adopted by the Securities and Exchange Commission (the "SEC"), we have elected to provide access to our proxy materials over the internet. Accordingly, we are sending an Important Notice Regarding the Availability of Proxy Materials (the "Proxy Availability Notice") to our stockholders of record. All stockholders will have the ability to access the proxy materials on the website referred to in the Proxy Availability Notice free of charge or request to receive a printed set of the proxy materials for the Annual Meeting. Instructions on how to access the proxy materials over the internet or to request a printed copy may be found in the Proxy Availability Notice. We encourage stockholders to take advantage of the availability of the proxy materials online to help reduce the environmental impact of our annual meetings and reduce our printing and mailing costs.

We expect that this Proxy Statement and the other proxy materials will be available to stockholders on or about July 7, 2026.

Why Are You Having a Virtual Annual Meeting?

The Annual Meeting will be held in a virtual-only meeting format, via webcast that will provide stockholders with the ability to participate in the Annual Meeting, vote their shares and ask questions. We believe that a virtual meeting will enable expanded access and increased stockholder attendance and participation.

How Can I Attend a Virtual Annual Meeting?

The Annual Meeting will be held on August 18, 2026 at 8:00 a.m. (Pacific Time) via webcast.

Only stockholders of record and beneficial owners of shares of our Class A common stock as of the close of business on June 22, 2026, the Record Date, may participate in the Annual Meeting, including voting and asking questions during the virtual Annual Meeting. You will not be able to attend the Annual Meeting physically in person.

Log-in using the control number located on your proxy card, voting instruction form or Proxy Availability Notice. If you are a beneficial owner of shares registered in the name of a broker, bank or other nominee, follow the instructions found on your Proxy Availability Notice or proxy card. If you encounter any difficulties accessing the virtual meeting during the check-in or course of the annual meeting, please call the number listed on the virtual meeting site.

Whether or not you plan to attend the Annual Meeting, we urge you to vote and submit your proxy in advance of the meeting by one of the methods described in these proxy materials.

Can I Ask Questions at the Virtual Annual Meeting?

Stockholders as of our Record Date who attend and participate in our virtual Annual Meeting will have an opportunity to submit questions live via the internet during a designated portion of the meeting. These stockholders may also submit a question in advance of the Annual Meeting by registering at www.virtualshareholdermeeting.com/NXT2026. In both cases, stockholders must have available their control number provided on their proxy card, voting instruction form or Proxy Availability Notice.

What Does it Mean if I Receive More than One Proxy Availability Notice?

If you receive more than one Proxy Availability Notice, your shares may be registered in more than one name or in different accounts. Please follow the voting instructions on each Proxy Availability Notice to ensure that all of your shares are voted.

Will I Receive Any Other Proxy Materials by Mail?

We may send you a proxy card, along with a second Proxy Availability Notice, by mail on or after July 7, 2026.

Who Can Vote at the Annual Meeting?

Only stockholders of record at the close of business on the Record Date of June 22, 2026 will be entitled to vote at the Annual Meeting. On the Record Date, there were 151,653,265 shares of our Class A common stock outstanding and entitled to vote. Holders of our Class A common stock are entitled to one vote per share. On the Record Date, there were no shares of our Class B common stock outstanding. Cumulative voting is not permitted with respect to the election of directors or any other matter to be considered at the Annual Meeting.

Stockholder of record: shares registered in your name

If, on June 22, 2026, your shares were registered directly in your name with our transfer agent, Computershare Trust Company, N.A., then you are a stockholder of record. As a stockholder of record, you may vote at the Annual Meeting or vote by proxy.

Whether or not you plan to attend the Annual Meeting, we urge you to vote by proxy over the telephone or on the internet as instructed below (see "How Do I Vote?") or, if you received a proxy card by mail, complete, date, sign and return the proxy card mailed to you to ensure your vote is counted.

Beneficial owner: shares registered in the name of a broker, bank or other nominee

If, on June 22, 2026, your shares were held, not in your name, but rather in an account at a brokerage firm, bank, dealer or other similar organization, then you are the beneficial owner of shares held in "street name" and the Proxy Availability Notice is being forwarded to you by the organization that holds your account. The organization holding your account is considered to be the stockholder of record for purposes of voting at the Annual Meeting. As a beneficial owner, you have the right to direct your broker, bank or other nominee regarding how to vote the shares in your account. You are also invited to attend the Annual Meeting. You may attend and vote at the Annual Meeting by registering as instructed above (see "How Can I Attend a Virtual Annual Meeting?").

What am I Voting On?

There are four matters scheduled for a vote at the Annual Meeting:

- Election of directors;
- Ratification of the selection of Deloitte & Touche LLP ("Deloitte") as our independent registered public accounting firm for the fiscal year ending March 31, 2027;
- Approval, on an advisory basis, of the compensation of our named executive officers; and
- Approval of amendments to our Second Amended and Restated Certificate of Incorporation to remove legacy Class B common stock and other outdated provisions and to rename Class A common stock.

What if Another Matter is Properly Brought Before the Annual Meeting?

Our Board of Directors (the "Board" or the "Board of Directors") knows of no other matters that will be presented for consideration at the Annual Meeting. If any other matters are properly brought before the Annual Meeting, your proxy holder (one of the individuals named on your proxy card) will vote the shares for which you grant your proxy on those matters in accordance with their best judgment.

What is the Board's Voting Recommendation?

The Board recommends that you vote your shares:

- "**FOR**" the election of each of the nominees for director;
- "**FOR**" the ratification of Deloitte as our independent registered public accounting firm for the fiscal year ending March 31, 2027;
- "**FOR**" the approval, on an advisory basis, of the compensation of our named executive officers; and
- "**FOR**" the approval of the amendments to our Second Amended and Restated Certificate of Incorporation.

How Do I Vote?

Regarding the election of directors, you may either vote "For" each of the nominees to the Board or you may "Withhold" your vote for any nominee you specify. For Proposal No. 2: Ratification of the Selection of the Independent Registered Public Accounting Firm, Proposal No. 3: Approval, on an Advisory Basis, of the Compensation of Our Named Executive Officers, and Proposal No. 4: Amendments to our Second Amended and Restated Certificate of Incorporation, or for any other matters to be voted on, you may vote "For" or "Against," or abstain from voting.

The procedures for voting depend on whether your shares are registered in your name or are held by a bank, broker or other nominee:

Stockholder of record: shares registered in your name

If you are a stockholder of record, you may vote at the Annual Meeting or vote in advance of the Annual Meeting by proxy over the telephone, by proxy through the internet or by proxy using a proxy card that you may request or that we may elect to deliver at a later time. Whether or not you plan to attend the Annual Meeting, we urge you to vote in advance by proxy to ensure your vote is counted. You may still attend the Annual Meeting and vote even if you have already voted by proxy. Voting at the Annual Meeting will have the effect of revoking your previously submitted proxy (see "Can I Change My Vote After Submitting My Proxy?" below).









By Internet	**By Telephone**	**By Mail**	**At the Virtual Meeting**
Go to www.proxyvote.com which is available 24 hours a day, seven days a week until 11:59 p.m. (Eastern Time) on August 17, 2026, and follow the instructions on the proxy card or in the Proxy Availability Notice. If you vote via the internet, you do not need to return a proxy card by mail.	On a touch-tone telephone, dial toll-free 1-800-690-6903, which is available 24 hours a day, seven days a week until 11:59 p.m. (Eastern Time) on August 17, 2026, and follow the instructions on the proxy card or in the Proxy Availability Notice. If you vote by telephone, you do not need to return a proxy card by mail.	Complete, sign, date and mail your proxy card in the enclosed, postage-prepaid envelope. If mailed, your completed and signed proxy card must be received by August 17, 2026.	You may also vote by attending the meeting virtually through www.virtualshareholdermeeting.com/NXT2026. To attend the Annual Meeting and vote your shares, you must register for the Annual Meeting and provide the control number located on your proxy card, voting instruction form or Proxy Availability Notice. Even if you plan to attend and participate in our virtual Annual Meeting, we encourage you to vote over the internet or by telephone as described above, or by returning a proxy card following your request of paper copies. This will ensure that your vote will be counted if you are unable to, or later decide not to, participate in the virtual Annual Meeting.

Beneficial owner: shares registered in the name of a broker, bank or other nominee

If you are a beneficial owner of shares registered in the name of your broker, bank or other nominee, you should have received a Proxy Availability Notice containing voting instructions from that organization rather than from us. Simply follow the voting instructions in the Proxy Availability Notice to ensure that your vote is counted.

How Many Votes Do I Have?

On each matter to be voted upon, you have one vote for each share of our Class A common stock you own as of June 22, 2026, the Record Date.

What if I Return a Proxy Card or Otherwise Vote but Do Not Make Specific Choices?

If you return a signed and dated proxy card or otherwise vote without marking voting selections, your shares will be voted, as applicable: "**FOR**" the election of each of the nominees for director; "**FOR**" the ratification of Deloitte as our independent registered public accounting firm; "**FOR**" the approval, on an advisory basis, of the compensation of our named executive officers; and "**FOR**" the approval of the amendments to our Second Amended and Restated Certificate of Incorporation. If any other matter is properly presented at the Annual Meeting, your proxy holder (one of the individuals named on your proxy card) will vote your shares using their best judgment.

Will My Vote be Kept Confidential?

Proxies, ballots and voting tabulations identifying stockholders are handled on a confidential basis to protect your voting privacy. This information will not be disclosed, except as required by law.

Who is Paying for this Proxy Solicitation?

Nextpower is paying the costs of the solicitation of proxies. We have retained D.F. King & Co., Inc. to help us solicit proxies from brokers, bank nominees and other institutions for a fee of approximately $12,500, plus reasonable out-of-pocket expenses. We will also reimburse brokerage firms and other persons representing beneficial owners of shares for their expenses in forwarding solicitation materials to such beneficial owners. In addition, our directors, officers, and other employees, without additional compensation, may solicit proxies personally or in writing, by telephone, e-mail, or otherwise. If you choose to access the proxy materials and/or vote over the internet, you are responsible for any internet access charges you may incur.

Can I Change My Vote After Submitting My Proxy?

Yes. You can revoke your proxy at any time before the final vote at the Annual Meeting. If you are the record holder of your shares, you may revoke your proxy in any one of the following ways:

- You may grant a subsequent proxy via the internet or telephone.
- You may submit another properly completed proxy card with a later date.
- You may send a timely written notice that you are revoking your proxy to our Secretary at 6200 Paseo Padre Parkway, Fremont, CA 94555, which must be received by August 17, 2026.
- You may attend and vote at the Annual Meeting. Simply attending the Annual Meeting will not, by itself, revoke your proxy.

Your most current proxy card or telephone or internet proxy is the one that is counted, so long as it is provided within the applicable deadline. If your shares are held by your broker, bank or other nominee, you should follow the instructions provided by your broker, bank or other nominee to change your vote or revoke your proxy or you may attend and vote at the Annual Meeting.

When are Stockholder Proposals for Inclusion in Our Proxy Statement for Next Year's Annual Meeting Due?

Stockholders wishing to present proposals for inclusion in our Proxy Statement for the 2027 annual meeting of stockholders (the "2027 Annual Meeting") pursuant to Rule 14a-8 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), must submit their proposals so that they are received by us at our principal executive offices no later than March 9, 2027. Proposals should be sent to our Secretary at 6200 Paseo Padre Parkway, Fremont, CA 94555.

When are Other Proposals and Stockholder Nominations for the 2027 Annual Meeting Due?

With respect to proposals and nominations not to be included in our Proxy Statement pursuant to Rule 14a-8 of the Exchange Act, our amended and restated bylaws (our "Bylaws") provide that stockholders who wish to nominate a director or propose other business to be brought before the stockholders at an annual meeting of stockholders must notify our Secretary by a written notice, which notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the immediately preceding year's annual meeting of stockholders.

Stockholders wishing to present nominations for director or proposals for consideration at the 2027 Annual Meeting under these provisions of our Bylaws must submit their nominations or proposals so that they are received at our principal executive offices not later than May 20, 2027 and not earlier than April 20, 2027 in order to be considered. In the event that the date of the 2027 Annual Meeting is advanced more than 30 days prior to such anniversary date or delayed more than 60 days after such anniversary date then to be timely such notice must be received by the Company no earlier than 120 days prior to the 2027 Annual Meeting and no later than the later of 90 days prior to the date of the 2027 Annual Meeting or, if the first public announcement of the date of the 2027 Annual Meeting is less than 100 days prior to the date of the 2027 Annual Meeting, the 10th day following the day on which public announcement of the date of the 2027 Annual Meeting is first made by the Company.

Nominations or proposals should be sent in writing to our Secretary at 6200 Paseo Padre Parkway, Fremont, CA 94555. A stockholder's notice to nominate a director or bring any other business before the Annual Meeting or the 2027 Annual Meeting must set forth certain information, which is specified in our Bylaws. A complete copy of our Bylaws is included as Exhibit 3.2 to our Annual Report on Form 10-K for the fiscal year ended March 31, 2026.

In addition to satisfying the foregoing requirements under our Bylaws, to comply with the universal proxy card rules, stockholders who intend to solicit proxies in support of director nominees other than our nominees must provide notice that sets forth the information required by Rule 14a-19 under the Exchange Act, which notice must be postmarked or transmitted electronically to us at our principal executive offices no later than 60 calendar days prior to the anniversary date of the Annual Meeting (for the 2027 Annual Meeting, no later than June 21, 2027). However, if the date of the 2027 Annual Meeting is changed by more than 30 calendar days from such anniversary date, then notice must be provided by the later of 60 calendar days prior to the date of the 2027 Annual Meeting or the 10th calendar day following the day on which public announcement of the date of the 2027 Annual Meeting is first made by us.

How are Votes Counted?

Votes will be counted by the inspector of election appointed for the Annual Meeting, who will separately count votes "For," votes to "Withhold" and broker non-votes for the proposal to elect directors. With respect to other proposals, the inspector of election will separately count votes "For," votes "Against," votes to "Abstain" and broker non-votes (if applicable).

What are "Broker Non-Votes"?

Broker non-votes occur when a beneficial owner of shares held in "street name" does not give instructions to the broker, bank or other nominee holding the shares as to how to vote. Generally, if shares are held in street name, the beneficial owner of the shares is entitled to give voting instructions to the broker, bank or other nominee holding the shares. If the beneficial owner does not provide voting instructions, the broker, bank or other nominee can still vote the shares with respect to matters that are considered to be "routine," but cannot vote the shares with respect to "non-routine" matters. Under the rules and interpretations of The Nasdaq Stock Market LLC ("Nasdaq"), which generally apply to all brokers, banks or other nominees, on voting matters characterized by Nasdaq as "routine," Nasdaq member firms have the discretionary authority to vote shares for which their customers do not provide voting instructions. On non-routine proposals, such "uninstructed shares" may not be voted by member firms. Only the proposal to ratify the selection of our independent registered public accounting firm is considered a "routine" matter for this purpose, and brokers, banks or other nominees generally have discretionary voting power with respect to such proposal. Broker non-votes will be counted for the purpose of determining whether a quorum is present at the Annual Meeting.

What is the Effect of Abstentions, Votes to Withhold and Broker Non-Votes?

Abstentions: Under Delaware law (under which we are incorporated), abstentions are counted as shares present and entitled to vote at the Annual Meeting, but they are not counted as shares cast. Our Bylaws provide that a stockholder action (other than the election of directors) shall be decided by the vote of the holders of a majority in voting power of the shares present or represented by proxy at the meeting and entitled to vote on the matter. Therefore, abstentions will have the same effect as "against" votes on Proposal No. 2: Ratification of the Selection of the Independent Registered Public Accounting Firm; and Proposal No. 3: Approval, on an Advisory Basis, of the Compensation of Our Named Executive Officers.

Proposal No. 4: Amendments to our Second Amended and Restated Certificate of Incorporation requires the affirmative vote of at least 66⅔% of the voting power of the outstanding shares of stock entitled to vote on the matter. Accordingly, because approval is based on the number of outstanding shares entitled to vote, rather than actual votes cast, abstentions will have the same effect as "against" votes on Proposal No. 4.

Votes to Withhold: For Proposal No. 1: Election of Directors, you may vote "For" all or some of the nominees or you may "Withhold" your vote with respect to one or more of the nominees. The four nominees who receive the most "For" votes cast by the holders of shares either present at the Annual Meeting or represented by proxy will be elected to our Board. Broker non-votes will have no effect on Proposal No. 1: Election of Directors. In an uncontested election, "Withhold" votes will not prevent a candidate from getting elected.

Broker Non-Votes: A "broker non-vote" occurs when a broker, bank or other nominee holding your shares in street name does not vote on a particular matter because you did not provide the broker, bank or other nominee voting instructions and the broker, bank or other nominee lacks discretionary voting authority to vote the shares because the matter is considered "non-routine" under the corporate governance standards and continued listing rules of Nasdaq (together, the "Nasdaq rules"). The "non-routine" matters on the agenda for the Annual Meeting are Proposal No. 1: Election of Directors, Proposal No. 3: Approval, on an Advisory Basis, of the Compensation of Our Named Executive Officers, and Proposal 4: Amendments to our Second Amended and Restated Certificate of Incorporation.

Broker non-votes will be counted for the purpose of determining whether a quorum is present at the Annual Meeting. However, because broker non-votes are not considered under Delaware law to be entitled to vote at the Annual Meeting, they will have no effect on the outcome of the vote on Proposal No. 1: Election of Directors, or Proposal No. 3: Approval, on an Advisory Basis, of the Compensation of Our Named Executive Officers. Because Proposal No. 4: Amendments to our Second Amended and Restated Certificate of Incorporation requires the affirmative vote of at least 66⅔% of the voting power of the outstanding shares of stock entitled to vote on the matter, broker non-votes will have the same effect as "against" votes on Proposal No. 4. As a result, if you hold your shares in street name and you do not instruct your broker, bank or other nominee how to vote your shares on any of these three proposals, no vote will be cast on your behalf on these proposals. Therefore, it is critical that you indicate your vote on this proposal if you want your vote to be counted. The proposal to ratify the selection of Deloitte as our independent registered public accounting firm for the fiscal year ending March 31, 2027 is considered a "routine" matter. Therefore, your broker, bank or other nominee will be able to vote on Proposal No. 2: Ratification of the Selection of the Independent Registered Public Accounting Firm even if it does not receive instructions from you, so long as it holds your shares in its name.

How Many Votes are Needed to Approve Each Proposal?

Proposal		Vote Required	Discretionary Voting Allowed?
01	To elect four nominees to serve as directors until the 2029 annual meeting of stockholders and until their successors are duly elected and qualified, subject to earlier resignation or removal.	Plurality	No
02	To ratify the selection of Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year ending March 31, 2027.	Majority of the Voting Power Present or Represented by Proxy	Yes
03	To approve, on an advisory basis, the compensation for our named executive officers.	Majority of the Voting Power Present or Represented by Proxy	No
04	To approve amendments to our Second Amended and Restated Certificate of Incorporation to remove legacy Class B common stock and other outdated provisions and to rename Class A common stock.	66⅔% of the Outstanding Shares of Stock Entitled to Vote at the Annual Meeting	No

A "Plurality," with regard to the election of directors, means that the four nominees who receive the most "For" votes cast by the holders of shares either present at the Annual Meeting or represented by proxy will be elected to our Board. A "Majority of the Voting Power Present or Represented by Proxy," with regard to Proposal No. 2 and Proposal No. 3 means that, to be approved, the holders of a majority in voting power of the shares present or represented by proxy at the meeting and entitled to vote on the matter must vote "For" the proposal. "66⅔% of the Outstanding Shares of Stock Entitled to Vote at the Annual Meeting" with regard to Proposal No. 4 means that, to be approved, the holders of 66⅔% of the voting power of the outstanding shares of stock entitled to vote on the matter must vote "For" the proposal.

Accordingly:

Proposal No. 1: For the election of directors, the four nominees receiving the most "For" votes from the holders of shares present at the Annual Meeting or represented by proxy and entitled to vote on Proposal No. 1 will be elected as directors to hold office until the 2029 annual meeting of stockholders. Only votes "For" will affect the outcome. Broker non-votes, abstentions, and votes to "Withhold" will have no effect.

Proposal No. 2: To be approved, the holders of a majority in voting power of the shares present or represented by proxy at the meeting and entitled to vote on the matter must vote "For" the ratification of the selection of Deloitte as our independent registered public accounting firm for the fiscal year ending March 31, 2027. Broker non-votes are not applicable with respect to Proposal No. 2 as brokers generally have discretion to vote uninstructed shares on this proposal. Abstentions will have the same effect as an "Against" vote.

Proposal No. 3: To be approved, the holders of a majority in voting power of the shares present or represented by proxy at the meeting and entitled to vote on the matter must vote "For" the approval, on an advisory basis, of the compensation of our named executive officers. Broker non-votes will have no effect. Abstentions will have the same effect as an "Against" vote.

Proposal No. 4: To be approved, the holders of 66⅔% of the voting power of the outstanding shares of stock entitled to vote on the matter must vote "For" the approval of the amendments to our Second Amended and Restated Certificate of Incorporation. Broker non-votes and abstentions will have the same effect as an "Against" vote.

None of the proposals, if approved, entitles stockholders to appraisal rights under Delaware law or our certificate of incorporation.

What is the Quorum Requirement?

A quorum of stockholders is necessary to hold a valid stockholder meeting. A quorum will be present if stockholders holding at least a majority in voting power of the outstanding shares of common stock entitled to vote are present or represented by proxy at the Annual Meeting. On the Record Date, there were 151,653,265 shares of Class A common stock outstanding and entitled to vote and there were no shares of Class B common stock outstanding. Virtual attendance at our Annual Meeting constitutes "presence" for purposes of a quorum at the meeting.

Your shares will be counted towards the quorum only if you submit a valid proxy by mail, over the phone or through the internet (or one is submitted on your behalf by your broker, bank or other nominee) or if you vote at the Annual Meeting. Abstentions, votes to "Withhold" and broker non-votes will be counted towards the quorum requirement. If there is no quorum, then the chair of the Annual Meeting may adjourn the meeting to another date. At any adjourned Annual Meeting at which a quorum is present, any business may be transacted that might have been transacted at the Annual Meeting as originally notified. If the adjournment is for more than 30 days, or if after that adjournment a new record date is fixed for the adjourned Annual Meeting, a notice of the adjourned Annual Meeting shall be given to each stockholder of record entitled to vote at the adjourned Annual Meeting.

How Can I Find Out the Results of the Voting at the Annual Meeting?

Preliminary voting results will be announced at the Annual Meeting. In addition, final voting results will be published in a Current Report on Form 8-K that we expect to file with the SEC within four business days after the Annual Meeting. If final voting results are not available to us in time to file a Form 8-K with the SEC within four business days after the Annual Meeting, we intend to file a Form 8-K to publish the preliminary results within four business days after the Annual Meeting and file an additional Form 8-K to publish the final results within four business days after the final results are known to us.

If you have any questions or need assistance in voting your shares, please write to Nextpower Investor Relations at investor@nextpower.com.

Interest of Certain Persons in Matters to be Acted Upon

No director, nominee for election as director, or executive officer of Nextpower has any special interest in any matter to be voted upon other than election to the Board of Directors.

Proposal No. 1: Election of Directors

Upon the recommendation of our Nominating, Governance and Public Responsibility Committee (the "Nom Gov Committee"), our Board has nominated the four individuals listed below to serve as Class I directors (as defined below in the section titled "Board Composition"). Our nominees are Mark Menezes, Daniel Shugar, William Watkins and Howard Wenger.

Each of our director nominees currently serves on the Board. The term of each Class I director who is elected at the Annual Meeting will run from the date of their election until the third annual meeting of stockholders after their election and qualification of their successor, or their earlier death, resignation or removal. The term of our Class II directors will expire at the 2027 Annual Meeting, and the term of our Class III directors will expire at the 2028 annual meeting of stockholders.

Proxies cannot be voted for a greater number of persons than the number of nominees named in this Proxy Statement. If any nominee should become unavailable to serve for any reason, it is intended that votes will be cast for a substitute nominee designated by the Nom Gov Committee and approved by the Board. We have no reason to believe that any nominee named will be unable to serve if elected.

Our Bylaws provide that a director nominee is elected only if they receive a plurality of the votes cast with respect to their election. As a result, any shares not voted "For" a particular candidate, whether as a result of a "Withhold" vote or broker non-vote, will not be counted in such candidate's favor and will have no effect on the election results. For more information, see the section titled "Questions and Answers About These Proxy Materials and Voting" of this Proxy Statement.

VOTE

The Board of Directors recommends a vote IN FAVOR of each named nominee.



Nominees for Director and Directors with Continuing Terms

The names and ages of the nominees and directors with continuing terms, length of service with the Company and Board committee memberships are set forth in the table below.

Name	Age	Director Since	Current Term Expires	Independent	Audit Committee	Compensation and People Committee	Nominating, Governance and Public Responsibility Committee
Director Nominees							
Mark Menezes	70	2025	2026	✓			✓
Daniel Shugar	63	2023	2026				
William Watkins *	73	2023	2026	✓			Chair
Howard Wenger	66	2024	2026				
Directors with Continuing Terms							
Julie Blunden	60	2024	2027	✓	✓	✓	
Steven Mandel	38	2023	2027	✓	✓		
Willy Shih	75	2023	2027	✓		Chair	
Jeffrey Guldner	61	2024	2028	✓			✓
Monica Karuturi	47	2025	2028	✓		✓	
Brandi Thomas	49	2023	2028	✓	Chair		

*   Chairperson of the Board

A brief biography of each nominee and each other director is also set forth below, which includes information, as of the date of this Proxy Statement, regarding specific and particular experience, qualifications, attributes or skills of each director, including the nominees, that led the Nom Gov Committee and the Board to believe that the director should serve on the Board.

Director Nominees



Mark Menezes

Board Member

Age: 70
Director Since: 2025

Mark Menezes was appointed to our Board on June 17, 2025. Mr. Menezes has served as the President and CEO of the United States Energy Association (USEA) since June 2023. USEA is a non-profit energy organization founded in 1924 to foster the advancement of scientific and technological energy knowledge and the adoption of sound policies to ensure the access of affordable, reliable, clean and resilient energy both in the U.S. and internationally. Additionally, Mr. Menezes has served as an adjunct professor at Georgetown University Law School since August 2021. Mr. Menezes also founded Global Sustainable Energy Advisors LLC, a strategic advisory firm focused on energy policy and security matters, as well as innovative technologies, transactions and investments. Mr. Menezes also served as the Deputy Secretary of the United States Department of Energy from August 2020 to January 2021. Prior to serving as the Deputy Secretary, Mr. Menezes held several positions at the Department of Energy, including Under Secretary. Previously, Mr. Menezes was a partner at the law firm Hunton & Williams LLP, where he headed and managed the firm's regulated markets and energy infrastructure practice group.

Mr. Menezes earned his B.A. from Louisiana State University and his J.D. from the Louisiana State University Law Center.

MR. MENEZES WAS SELECTED TO SERVE AS A DIRECTOR ON OUR BOARD DUE TO HIS EXTENSIVE EXPERIENCE IN ENERGY POLICY AND SECURITY MATTERS.



Daniel Shugar

Board Member & CEO

Age: 63
Director Since: 2023

Daniel Shugar founded Nextpower and has served as its Chief Executive Officer since July 2013. Mr. Shugar began his career in the solar industry in 1988 and has held senior leadership positions in multiple solar companies. Prior to Nextpower, he served as Chief Executive Officer of Solaria Corporation, a solar panel manufacturing company, from January 2010 to June 2013. Mr. Shugar was the President of Systems, a division of SunPower Corporation, a global solar panel manufacturer and construction company, from January 2007 to March 2009. From 1996 to 2007, he served as President of PowerLight Corporation, a commercial and utility-scale solar system integrator. From 1986 to 1995, Mr. Shugar held various positions in the solar businesses of New World Power, Inc., Advance Photovoltaic Systems and the Pacific Gas & Electric Company. Mr. Shugar holds a Bachelor of Science degree in Electrical and Electronics Engineering from Rensselaer Polytechnic Institute and a Master of Business Administration from Golden Gate University.

MR. SHUGAR WAS SELECTED TO SERVE AS A DIRECTOR ON OUR BOARD DUE TO HIS ROLE AS CHIEF EXECUTIVE OFFICER AND HIS EXTENSIVE MANAGEMENT EXPERIENCE IN THE SOLAR ENERGY INDUSTRY.



William Watkins

Board Member

Age: 73
Director Since: 2023

William Watkins served as Chairman of the Board of Imergy Power Systems, Inc. ("Imergy"), a leading innovator in cost-effective energy storage products, from January 2015 to August 2016 and as Chief Executive Officer from September 2013 to August 2016. Prior to his time at Imergy, Mr. Watkins was the Chairman of the Board of Bridgelux, Inc. from February 2013 to December 2013 and Chief Executive Officer from January 2010 to February 2013. Mr. Watkins also served as the Chief Executive Officer of Seagate Technology Holdings PLC from 2004 to January 2009, as President and Chief Operating Officer from 2000 to 2004 and held various other positions from 1996 to 2000. During his time with Seagate, Mr. Watkins was responsible for Seagate's hard disc drive operations, including recording heads, media and other components, and related R&D and product development organizations. Mr. Watkins has served on the Board of Directors of Flex Ltd. ("Flex") since 2009. He previously served on the Board of Directors of Avaya Holdings Corp. from 2017 through 2023 and Maxim Integrated Products, Inc., from 2008 to 2021. Mr. Watkins holds a Bachelor of Science degree in Political Science from the University of Texas.

MR. WATKINS WAS SELECTED TO SERVE AS A DIRECTOR ON OUR BOARD DUE TO HIS EXTENSIVE MANAGEMENT EXPERIENCE ACROSS A NUMBER OF INDUSTRIES ON A GLOBAL SCALE, INCLUDING THE ENERGY STORAGE INDUSTRY, AS WELL AS HIS CURRENT AND PAST BOARD EXPERIENCE AS A DIRECTOR OF VARIOUS PUBLIC COMPANIES.



Howard Wenger

Board Member & President

Age: 66
Director Since: 2024

Howard Wenger has served as President of Nextpower since February 2022 and as a director since June 2024. Mr. Wenger began his solar career in 1984 and has held multiple leadership and board positions. Mr. Wenger served as President of Solaria Corporation, a solar panel manufacturing company, from May 2020 to October 2021, and as member of its Board of Directors from September 2019 to November 2022. From 2007 to 2017, he held various executive officer roles at SunPower Corporation, including President, Global Business Units, and for eight years serving as President and Chief Executive Officer of SunPower Corporation Systems, a wholly-owned subsidiary of SunPower Corporation. From 2003 to 2007, Mr. Wenger served as Executive Vice President and Board Director of PowerLight Corporation and prior to that held engineering and research positions at several companies, including AstroPower, Inc., Pacific Energy Group, PG&E and Intersol Power Corporation. Mr. Wenger holds a Bachelor of Arts degree in Environmental Studies from the University of California, Santa Barbara, and a Master of Science degree in Civil Engineering from the University of Colorado, Boulder.

MR. WENGER WAS SELECTED TO SERVE AS A DIRECTOR ON OUR BOARD DUE TO HIS ROLE AS PRESIDENT AND HIS EXTENSIVE MANAGEMENT EXPERIENCE IN THE SOLAR ENERGY INDUSTRY.

Vote Required

For the election of directors, the four nominees receiving the most "For" votes from the holders of shares present at the Annual Meeting or represented by proxy and entitled to vote on Proposal No. 1 will be elected as directors to hold office until the 2029 annual meeting of stockholders. Only votes "For" will affect the outcome. Broker non-votes, abstentions, and votes to "Withhold" will have no effect.

VOTE

The Board of Directors recommends a vote IN FAVOR of each named nominee.

Directors with Continuing Terms

Directors with Terms Continuing Until 2027



Julie Blunden

Board Member

Age: 60
Director Since: 2024

Julie Blunden has served on our Board of Directors since January 2024. Ms. Blunden served on the Board of Directors of American Battery Technology Company from February 2022 through March 2024, where she also served as Chair of its Compensation Committee and as a member of its Audit Committee and Governance Committee. Ms. Blunden has also served as an independent director on the Board of Directors of ZincFive, Inc., a privately held company, from February 2022 through September 2025, where she served as Chair of its Compensation Committee. In addition, Ms. Blunden served on the Board of Advisors of Plus Power, LLC, a privately held company, from January 2021 through December 2024, and previously served as its Chief Operating Officer from October 2022 through July 2023. Ms. Blunden served as the Chief Commercial Officer of EVgo, Inc. from March 2018 through the completion of its sale to LS Power, L.P. in January 2020. Ms. Blunden has also served as Vice Chair at the Solar Energy Industries Association. Additionally, Ms. Blunden served on the Board of Directors of the Energy Storage Association from June 2018 through April 2020. Ms. Blunden has also served as a member of four other boards of directors of non-profit organizations and two advisory boards of non-profit organizations, including as a member of the Board of New Energy Nexus from May 2013 through March 2025, where she served as its chair through May 2024. Ms. Blunden also served as an Executive in Residence for the Global Energy Management Program at the University of Colorado Denver's Business School from 2016 through December 2017. Ms. Blunden holds an engineering and environmental studies degree from Dartmouth College and a Master of Business Administration degree from Stanford's Graduate School of Business.

MS. BLUNDEN WAS SELECTED TO SERVE AS A DIRECTOR ON OUR BOARD BASED ON HER EXTENSIVE INDUSTRY EXPERIENCE AND BACKGROUND IN THE POWER, RENEWABLES AND CLEAN ENERGY SECTORS.



Steven Mandel

Board Member

Age: 38
Director Since: 2023

Steven Mandel is a Partner with TPG Rise Climate, the dedicated climate investing strategy of the private equity firm TPG ("TPG") where he has worked since 2019. He previously worked as a Director at Denham Capital from 2011 to May 2019, focusing on principal investments across the clean energy sector, and in the Power & Renewables investment banking division at Citigroup from 2009 to 2011. Mr. Mandel currently serves on the Board of Directors of Matrix Renewables, Intersect Power, Palmetto Solar, Climavision, Altus Power, and the non-profit Chordoma Foundation. Mr. Mandel holds a Bachelor of Science in Business and Economics with Honors from Lehigh University, a Master of Science in Finance from London Business School and holds Chartered Financial Analyst designation.

MR. MANDEL WAS SELECTED TO SERVE AS A DIRECTOR ON OUR BOARD BASED ON HIS EXTENSIVE MANAGEMENT EXPERIENCE AND BACKGROUND IN THE POWER, RENEWABLES AND CLEAN ENERGY SECTORS.



Willy Shih

Board Member

Age: 75
Director Since: 2023

Willy Shih has served as the Robert and Jane Cizik Professor of Management Practice in Business Administration at Harvard Business School since 2007, where he teaches in MBA and Executive Education Programs. Prior to that, Mr. Shih spent 28 years in various senior management and consultancy positions with IBM, Digital Equipment, Silicon Graphics, Eastman Kodak Company and Thomson SA working in product development and manufacturing. Mr. Shih previously served on the Board of Directors of Flex from 2008 to 2022. Mr. Shih holds Bachelor of Science degrees in Chemistry and Life Sciences from the Massachusetts Institute of Technology, and a Doctor of Philosophy degree from the University of California at Berkeley. He is a Life Member of the Institute of Electrical and Electronics Engineers.

MR. SHIH WAS SELECTED TO SERVE AS A DIRECTOR ON OUR BOARD BASED ON HIS EXTENSIVE EXPERIENCE IN PRODUCT DEVELOPMENT AND MANUFACTURING.

Directors with Terms Continuing Until 2028



Jeffrey Guldner

Board Member

Age: 61
Director Since: 2024

Jeffrey Guldner most recently served as President and Chief Executive Officer and Chairman of the Board of Directors of Pinnacle West Capital Corporation, a utility holding company, and Chief Executive Officer and Chairman of the Board of Directors of its primary subsidiary, Arizona Public Service Company ("APS"), an electric utility company, from November 2019 to March 2025. He also served as President of APS from August 2021 to May 2022. Mr. Guldner joined APS in 2004 and held several leadership positions at APS prior to his current roles. Prior to joining APS, Mr. Guldner was a partner in the Phoenix office of Snell & Wilmer LLP, where he practiced public utility, telecommunications and energy law. Before practicing law, Mr. Guldner served as a surface warfare officer in the United States Navy and was an assistant professor of naval history at the University of Washington.

Mr. Guldner serves on the Board of Directors of Duke Energy Corporation, a publicly traded corporation, the McCain Institute, and the Smart Electric Power Alliance.

Mr. Guldner holds a B.A. from the University of Iowa and his J.D. from Arizona State University College of Law. Mr. Guldner is also a graduate of the Reactor Technology Course at the Massachusetts Institute of Technology and the Advanced Management Program at Columbia Business School.

MR. GULDNER WAS SELECTED TO SERVE AS A DIRECTOR ON OUR BOARD BASED ON HIS EXTENSIVE INDUSTRY, MANAGEMENT AND PUBLIC COMPANY EXPERIENCE.



Monica Karuturi

Board Member

Age: 47
Director Since: 2025

Monica Karuturi joined our Board of Directors in June 2025 and has served as Executive Vice President and General Counsel of CenterPoint Energy, an electric and gas utility company, since January 2022. Ms. Karuturi joined CenterPoint Energy in 2014 and held several leadership positions at CenterPoint Energy prior to her current role, including Senior Vice President and General Counsel from July 2020 to January 2022 and Vice President and Deputy General Counsel from April 2019 to July 2020. Prior to joining CenterPoint Energy, Ms. Karuturi served as Counsel, Corporate Finance and Strategic Transactions at LyondellBasell Industries.

Ms. Karuturi holds a B.A. from Brown University, a M.P.H. from Columbia University, and a J.D. from Georgetown University Law Center.

MS. KARUTURI WAS SELECTED TO SERVE AS A DIRECTOR ON OUR BOARD BASED ON HER EXTENSIVE EXECUTIVE EXPERIENCE IN THE ENERGY INDUSTRY.



Brandi Thomas

Board Member

Age: 49
Director Since: 2023

Brandi Thomas currently serves as Vice President, Chief Audit Executive of Uber Technologies, Inc., since May 2026. Prior to joining Uber, Ms. Thomas served as Vice President, Corporate Audit and Enterprise Risk Management, General Motors, a multinational vehicle manufacturer of the Buick, GMC, Cadillac, Chevrolet brands, from January 2024 to March 2026, and Vice President, Chief Audit Executive and Chief Diversity, Equity and Inclusion Officer at General Electric, a multinational company operating in aviation, power and renewable energy from November 2020 to December 2023. Prior to General Electric, Ms. Thomas served as Vice President, Corporate Audit for Delta Air Lines, Inc., one of the leading airlines in the U.S. for domestic and international travel, from April 2017 to December 2020. She holds a Bachelor of Science degree in Finance from Case Western Reserve University.

MS. THOMAS WAS SELECTED TO SERVE AS A DIRECTOR ON OUR BOARD BASED ON HER EXTENSIVE EXPERIENCE IN FINANCE, CORPORATE AUDIT, ENTERPRISE RISK MANAGEMENT AND STRATEGIC GROWTH.

Board Skills Matrix

Name	Management Experience	Product Development & Manufacturing	Solar Industry Experience	Finance/ Corporate Audit Experience	Risk Management	Strategic Growth	Public Board Experience
Julie Blunden	■		■	■	■	■	■
Jeffrey Guldner	■		■			■	■
Monica Karuturi	■		■		■		
Steven Mandel	■		■			■	■
Mark Menezes	■		■	■			
Brandi Thomas	■			■	■	■	
Willy Shih	■	■					■
Daniel Shugar	■	■	■			■	■
William Watkins	■		■			■	■
Howard Wenger	■	■	■		■	■	■
Total Possessed	10	3	8	3	4	7	7



AGE

3
60
Average age
6
1

35-50 years
51-60 years
61-75 years

GENDER

30%
30%
Female
70%

Female
Male

INDEPENDENCE

20%
80%
Independent
80%

Independent
Non-Independent

Information Regarding the Board of Directors and Corporate Governance

This section describes key corporate governance guidelines and practices that we have adopted. Complete copies of the charters of the committees of the Board and our Code of Business Conduct and Ethics, described below, can be found in the Governance section of the Investors section of our website at https://investors.nextpower.com/governance/governance/default.aspx. Alternatively, you can request a copy of any of these documents free of charge by writing to: Bruce Ledesma, Chief Legal and Compliance Officer & Secretary, Nextpower Inc., 6200 Paseo Padre Parkway, Fremont, CA 94555. Information on or accessible through our website is not incorporated by reference in this Proxy Statement.

Board Composition

Our Board of Directors consists of ten members. William Watkins is the Chair. The primary responsibilities of our Board are to provide oversight, strategic guidance, counseling and direction to management. Our Board meets on a regular basis and additionally, as required.

Our Second Amended and Restated Certificate of Incorporation provides for a classified board of directors, with our directors being divided into three classes: Class I, Class II and Class III. Directors belonging to one of the three classes are elected at each annual stockholders' meeting, with directors designated as Class I to be elected at this Annual Meeting, directors designated as Class II to be elected at the 2027 Annual Meeting, and directors designated as Class III to be elected at the 2028 annual meeting of stockholders. Each director's term continues until the third annual meeting of stockholders after their election and qualification of their successor, or their earlier death, resignation or removal.

Director Independence

The Board's guidelines for director independence conform to the independence requirements in the Nasdaq rules for those directors deemed independent. The Board considers all relevant facts and circumstances in determining independence. The Board affirmatively determined that each director identified as independent has no relationship that would interfere with the exercise of independent judgment.

Board Leadership Structure

The Board reviews its leadership structure periodically as part of its annual self-assessment process. In addition, the Board continues to monitor developments in corporate governance as well as the approaches our peers undertake.

The Board believes that it is important to retain the flexibility to allocate the responsibilities of the offices of Chair and Chief Executive Officer in any manner that it determines to be in the best interests of the Company at any point in time. The Chair and our Chief Executive Officer are currently separate. Our Chair is currently William Watkins. Our Board believes that the Company and its stockholders are best served by maintaining the flexibility to determine whether the Chair and Chief Executive Officer positions should be separated or combined at a given point in time in order to provide appropriate leadership for us at that time.

If at any time the Chair is not an independent director, the Board shall appoint a lead director who must be independent. The Chair and the Chief Executive Officer are free, as is the Board of Directors as a whole, to call upon any one or more directors to provide leadership in a given situation should a special need arise.

The Board, including each of its committees, also has complete and open access to any member of the Company's management and the authority to retain independent advisors as the Board or such committee deems appropriate. In addition, all members of each of the Audit Committee, the Nom Gov Committee and the Compensation and People Committee (the "C&P Committee") are independent directors, and the committee chairs have authority to hold executive sessions without management and non-independent directors present.

Board Diversity

The Company seeks to achieve a balance and diversity of knowledge, experience and capability with respect to the directors serving on the Board. The Board considers each candidate's ability to contribute to the diversity of the Board (including diversity of experience, viewpoints, backgrounds, gender, race and ethnicity).

The below Board Diversity Matrix reports self-identified diversity statistics for the Board.

Board Diversity Matrix (as of June 25, 2026)				
Total Number of Directors		10		
	Female	**Male**	**Non-Binary**	**Did Not Disclose Gender**
Part I: Gender Identity				
Directors	3	7	0	0
Part II: Demographic Background				
African American or Black	1	0	0	0
Alaskan Native or Native American	0	0	0	0
Asian	1	1	0	0
Hispanic or Latinx	0	0	0	0
Native Hawaiian or Pacific Islander	0	0	0	0
White	1	5	0	0
Two or More Races or Ethnicities	0	0	0	0
LGBTQ+	0	0	0	0
Did Not Disclose Demographic Background	0	1	0	0

Role of the Board in Risk Oversight

An important function of the Board is oversight of risk management at Nextpower. Risk is inherent in business, and the Board's oversight, assessment and decisions regarding risks occur in the context of and in conjunction with the other activities of the Board and its committees. The Board believes that its current governance structure facilitates its risk oversight responsibilities.

The Audit Committee manages risk by overseeing the integrity of the Company's financial statements and internal controls; the qualifications, independence and performance of the Company's independent registered public accounting firm; the performance of the Company's internal audit function; risk assessments from management with respect to cybersecurity; and the Company's compliance with legal and regulatory requirements.

The Nom Gov Committee manages risk by reviewing and evaluating the size, composition, function and duties of the Board consistent with its needs; making recommendations to the Board as to determinations of director independence; reviewing and reassessing the Company's Corporate Governance Guidelines and the Code of Business Conduct and Ethics for the Company and overseeing compliance with such Code.

The C&P Committee manages risk by reviewing and assessing risks arising from the Company's employee compensation policies and practices and whether any such risks are reasonably likely to have a material adverse effect on the company; working with the Chief Executive Officer to plan for the succession of the Chief Executive Officer and other senior executive officers, including developing plans for interim or emergency succession; and overseeing the Company's human capital management strategy.

It is the responsibility of the committee chairs to report findings regarding material risk exposures to the Board as quickly as possible. Our Chief Executive Officer, Chief Financial Officer and Chief Legal and Compliance Officer & Secretary coordinate between the Board and management with regard to the determination and implementation of responses to any problematic risk management issues.

Meetings of the Board of Directors

The Board oversees our business. It establishes overall policies and standards and reviews the performance of management. From April 1, 2025 to March 31, 2026 (fiscal year 2026), the Board held seven meetings. Each Board member attended 75% or more of the aggregate meetings of the Board and of the committees on which they served held during the period for which they were a director or committee member. Our directors are encouraged to attend our annual meetings of stockholders, but we do not currently have a policy relating to director attendance. Each of our then directors attended the 2025 annual meeting of stockholders (the "2025 Annual Meeting").

The Board and each of our standing committees typically hold an executive session of non-management directors as a part of every regularly scheduled quarterly meeting.

Information Regarding Committees of the Board of Directors

The Board has a number of committees that perform certain functions for the Board. The current committees of the Board are the Audit Committee, the C&P Committee and the Nom Gov Committee. Below is a description of each committee of the Board. Each of the committees has authority to engage legal counsel or other experts or consultants, as it deems appropriate to carry out its responsibilities.

AUDIT COMMITTEE

The Board has a separately designated standing Audit Committee established in accordance with Section 3(a)(58) of the Exchange Act. The Audit Committee was established by the Board to assist in its oversight of the integrity of our financial statements and internal controls, and our compliance with legal and regulatory requirements. In addition, the Audit Committee is responsible for the oversight of the qualification, independence and performance of our independent registered public accounting firm as well as the appointment of our independent registered public accounting firm.

The Audit Committee consists of Julie Blunden, Steven Mandel and Brandi Thomas, with Ms. Thomas serving as chairperson. Our Board has determined (i) that each of Julie Blunden, Steven Mandel and Brandi Thomas satisfies the requirements for independence and financial literacy under the rules and regulations of Nasdaq and the SEC and (ii) that Brandi Thomas qualifies as an "audit committee financial expert" as defined in the SEC rules and regulations and satisfies the financial sophistication requirements of Nasdaq. In making these determinations, the Board relied on the past business experience of each director. This designation does not impose any duties, obligations or liabilities that are greater than are generally imposed on members of our Audit Committee and our Board.

All of the members of the Audit Committee satisfy the independence requirements under the Nasdaq rules and the rules of the SEC.

Our Audit Committee is directly responsible for, among other things:

- selecting and hiring our registered public accounting firm;
- evaluating the performance and independence of our registered public accounting firm;
- pre-approving all audit and any permitted non-audit services to be performed by our registered public accounting firm;
- reviewing the integrity of our financial statements and related disclosures and reviewing our critical accounting policies and practices;
- reviewing the adequacy and effectiveness of our internal control policies and procedures and our disclosure controls and procedures;
- overseeing procedures for the treatment of complaints relating to accounting, internal accounting controls or audit matters;
- reviewing and discussing with management and the registered public accounting firm the results of the annual audit, our quarterly financial statements and our publicly filed reports;
- establishing procedures for employees to anonymously submit concerns about questionable accounting or audit matters;
- reviewing the effect of legal, regulatory and accounting initiatives on the Company's financial statements;
- reviewing the effect of off-balance sheet arrangements, if any, on the Company's financial statements;
- reviewing and approving in advance any proposed related-person transactions;
- the administration of our related party transaction policy; and
- preparing the audit committee report that the SEC requires in our annual proxy statement.

Our Audit Committee operates under a written charter that satisfies the applicable rules of the SEC and the Nasdaq rules. The Audit Committee met eight times in fiscal year 2026. The Audit Committee charter can be found in the Governance section of the Investors section of our website at https://investors.nextpower.com/governance/governance/default.aspx. Information on or accessible through our website is not incorporated by reference in this Proxy Statement. The Audit Committee charter grants the Audit Committee authority to obtain, at our expense, advice and assistance from internal and external legal, accounting or other advisors and consultants and other external resources that the Audit Committee considers necessary or appropriate in the performance of its duties.

As required by its charter, the Audit Committee conducts a self-evaluation at least annually. The Audit Committee also reviews and assesses the adequacy of its charter at least annually and recommends any proposed changes to the Board for its consideration.

The Board annually reviews the Nasdaq rules' definition of independence for Audit Committee members and has determined that all members of our Audit Committee are "financially literate" under the Nasdaq rules and that members of the Audit Committee received no compensation from the Company other than for service as a director.

COMPENSATION AND PEOPLE COMMITTEE

The C&P Committee consists of Julie Blunden, Monica Karuturi and Willy Shih, with Mr. Shih serving as chairperson. Our Board has determined that each of Julie Blunden, Monica Karuturi and Willy Shih satisfies the requirements for independence under the rules and regulations of Nasdaq.

Our C&P Committee is responsible for, among other things:

- reviewing and recommending to the Board for approval the compensation for our Chief Executive Officer, as well as any employment, consulting, severance, change in control, termination or separation agreements between the Company and the Chief Executive Officer;
- reviewing and approving the compensation for all of our other officers, as well as any employment, severance, consulting, change in control, termination or separation agreements between the Company and our other officers;
- administering our equity compensation plans;
- overseeing our overall compensation policies and practices;
- reviewing the Company's management succession planning and developing plans for interim or emergency succession for executive officers; and
- reviewing and approving the compensation committee report that the SEC requires in our annual proxy statement.

Our C&P Committee operates under a written charter that satisfies the applicable rules of the SEC and the listing standards of the Nasdaq. The C&P Committee met four times in fiscal year 2026. The C&P Committee charter can be found in the Governance section of the Investors section of our website https://investors.nextpower.com/governance/governance/default.aspx. Information on or accessible through our website is not incorporated by reference in this Proxy Statement. The C&P Committee charter grants the C&P Committee sole authority to retain or obtain the advice of a compensation consultant, legal counsel or other adviser, including the authority to approve the consultant's reasonable compensation. The C&P Committee may select such advisers, or receive advice from any other adviser, only after taking into consideration all factors relevant to that person's independence from management, including those independence factors enumerated by Nasdaq rules.

Under the C&P Committee charter, the C&P Committee may, in its discretion, delegate its duties to a subcommittee.

As required by its charter, the C&P Committee conducts a self-evaluation at least annually. The C&P Committee also annually reviews and assesses the adequacy of its charter and recommends any proposed changes to the Board for its consideration.

Compensation and People Committee Processes and Procedures

The implementation of our compensation philosophy is carried out under the supervision of the C&P Committee. The C&P Committee charter requires that the C&P Committee meet as often as its members deem necessary to perform its responsibilities under the charter. The agenda for each meeting is usually developed by the chairperson of the C&P Committee, in consultation with other C&P Committee members, management and the C&P Committee's independent advisors. The C&P Committee also meets regularly in executive session. Meetings may, at the discretion of the C&P Committee, include other directors or members of management in addition to the C&P Committee's independent advisors, for the purpose of providing analysis and information to assist management with their recommendations on various compensation matters. Management does not participate in the executive sessions of the C&P Committee. For a description of the role of our management and any compensation consultants for executive compensation decisions for fiscal year 2026, please see the section titled "Compensation Discussion and Analysis" of this Proxy Statement.

Compensation and People Committee Interlocks and Insider Participation

During fiscal year 2026, Julie Blunden, Jonathan Coslet, Monica Karuturi and Willy Shih served on the C&P Committee. None of our executive officers currently serves, or has served during the last year, as a member of the board of directors or compensation committee of any entity that has or had, at the relevant time, one or more executive officers serving as a member of our Board or C&P Committee.

NOMINATING, GOVERNANCE AND PUBLIC RESPONSIBILITY COMMITTEE

The Nominating, Governance and Public Responsibility Committee ("Nom Gov Committee") is generally responsible for identifying qualified Board candidates, recommending director nominees and appointments to Board committees, evaluating Board performance and overseeing our Code of Business Conduct and Ethics. The Nom Gov Committee consists of Jeffrey Guldner, Mark Menezes and William Watkins, with Mr. Watkins serving as chairperson. Our Board has determined that each of Jeffrey Guldner, Mark Menezes and William Watkins satisfies the requirements for independence under the rules and regulations of Nasdaq and the SEC.

Our Nom Gov Committee is responsible for, among other things:

- identifying, recruiting, evaluating and recommending candidates for service as members of the Board and as members of committees of the Board consistent with criteria approved by the Board, including assessing a candidate's independence and, in the case of candidates for membership on the Board's Audit Committee, financial literacy and expertise;
- reviewing and considering stockholder-recommended candidates for nomination to the Board;
- shaping and overseeing the application of the Company's environmental, social and corporate governance guidelines, policies and procedures, and compliance with laws and regulations;
- overseeing Board communications with stockholders, stockholder proposals and stockholder activism;
- reviewing conflicts of interest of our directors and officers and proposed waivers of our corporate governance guidelines and Code of Business Conducts and Ethics; and
- assessing the composition and performance of the Board and the committees of the Board and the performance of each individual director.

The Nom Gov Committee met four times in fiscal year 2026. Our Nom Gov Committee operates under a written charter that satisfies the applicable rules of the SEC and the Nasdaq rules. A detailed discussion of the Nom Gov Committee's procedures for recommending candidates for election as a director appears below under the caption "Procedures of the Nominating, Governance and Public Responsibility Committee."

The Nom Gov Committee charter can be found in the Governance section of the Investors section of our website at https://investors.nextpower.com/governance/governance/default.aspx. The Nom Gov Committee charter complies with the guidelines established by Nasdaq. Information on, or accessible through, our website is not incorporated by reference in this Proxy Statement. The charter of the Nom Gov Committee grants the Nom Gov Committee authority to retain and terminate any advisers, including search firms to identify director candidates, compensation consultants as to director compensation and legal counsel, including sole authority to approve all such advisers' fees and other retention terms.

Procedures of the Nominating, Governance and Public Responsibility Committee

In connection with nominating directors for election at the Annual Meeting and periodically throughout the year, the Nom Gov Committee considers the composition of the Board and each committee of the Board to evaluate its effectiveness and whether changes should be considered to either the Board or any of the committees. In support of this process, the Board has determined that the Board as a whole must be inclusive and have the right balance and diversity of knowledge, experience and capability for the optimal functioning of the Board in its oversight of our Company. The Board considers the following factors and qualifications, without limitation:

- the appropriate size and the diversity of the Board;
- the needs of the Board with respect to the particular talents and experience of its directors;
- the knowledge, skills and experience of nominees, including experience in the industry in which we operate, business, finance, management or public service, in light of prevailing business conditions and the knowledge, skills and experience already possessed by other members of the Board;
- familiarity with domestic and international business matters;
- familiarity and experience with legal and regulatory requirements; and
- experience with accounting rules and practices.

Considerations in Evaluating Director Nominees

Pursuant to the Nom Gov Committee charter, the Nom Gov Committee periodically reviews the composition of the Board in light of current challenges and needs of the Board and the Company and determines whether it may be appropriate to add or remove individuals after considering issues of judgment, diversity, skills, background and experience. Although the Nom Gov Committee does not have a formal policy regarding diversity on the Board, the Nom Gov Committee is sensitive to the importance of nominating persons with different perspectives and experience to enhance the deliberation and decision-making processes of the Board. The Nom Gov Committee also considers applicable laws and regulations and Nasdaq listing standards.

Once the Nom Gov Committee and the Board determine that it is appropriate to add a new director, either as a replacement or as a new position, the Nom Gov Committee uses a flexible set of procedures in selecting individual director candidates. Rather than applying specific minimum criteria in identifying candidates, the Nom Gov Committee seeks candidates with high professional and personal ethics and values, a general understanding of various business disciplines (e.g., marketing, finance, etc.), an understanding of the Company's business and industry, educational and professional background, analytical ability, willingness to devote adequate time to Board duties and ability to act in and represent the balanced best interests of the Company and its stockholders as a whole, rather than special constituencies. This flexibility allows the Nom Gov Committee to adjust the process to best satisfy the objectives it is attempting to accomplish in any director search. The first step in the general process is to identify the type of candidate the Nom Gov Committee may desire for a particular opening, including establishing the specific target skill areas, experiences and backgrounds that are to be the focus of a director search. The Nom Gov Committee may consider candidates recommended by management, by members of the Nom Gov Committee, by the Board, by stockholders or by a third party it may engage to conduct a search for possible candidates. In considering candidates submitted by stockholders, the Nom Gov Committee will take into consideration the needs of the Board, and the qualifications of the candidate. In evaluating recommendations submitted by stockholders, the Board will evaluate such prospective nominees using the same standards that are applicable for all Board candidates.

Once candidates are identified, the Nom Gov Committee conducts an evaluation of qualified candidates. The evaluation generally includes interviews and background and reference checks. As noted above, there is no difference in the evaluation process of a candidate recommended by a stockholder as compared to the evaluation process of a candidate identified by any of the other means described above. In identifying and evaluating potential nominees to serve as directors, the Nom Gov Committee will examine each nominee on a case-by-case basis regardless of who recommended the nominee and take into account all factors it considers appropriate.

If the Nom Gov Committee determines that a candidate should be nominated as a candidate for election to the Board, the candidate's nomination is then recommended to the Board, and the directors may in turn conduct their own review to the extent they deem appropriate. When the Board has agreed upon a candidate, such candidate is recommended to the stockholders for election at an annual meeting of stockholders or appointed as a director by a vote of the Board as appropriate.

Stockholder Communications with the Board of Directors

Our relationship with our stockholders is an important part of our corporate governance program. Engaging with our stockholders helps us to understand how they view us, to set goals and expectations for our performance, and to identify emerging issues that may affect our strategies, corporate governance, compensation practices or other aspects of our operations. Our stockholder and investor outreach includes investor road shows, analyst meetings and investor conferences and meetings. We also communicate with stockholders and other stakeholders through various media, including our annual report and SEC filings, proxy statement, news releases and our website. Our conference calls for quarterly earnings releases are open to all. These calls are available in real time and as archived webcasts on our website for a period of time.

The Board has adopted a process for stockholders and others to send communications to the Board or any director. All such communications should be sent by mail addressed to the Board or any particular director at 6200 Paseo Padre Parkway, Fremont, CA 94555, c/o Bruce Ledesma, Chief Legal and Compliance Officer & Secretary. All such communications received by Bruce Ledesma will be sent directly to the Board or the particular director indicated.

Code of Business Conduct and Ethics

Our Board of Directors has adopted a code of ethics that applies to all of our employees, officers and directors, including our Chief Executive Officer, Chief Financial Officer and other executive and senior financial officers. The full text of our Code of Business Conduct and Ethics is available in the Governance section of the Investors section of our website at https://investors.nextpower.com/governance/governance/default.aspx. Information on or accessible through our website is not incorporated by reference in this Proxy Statement. We intend to disclose future amendments to our Code of Business Conduct and Ethics, or any waivers of such code, on our website or in public filings.

Involvement in Certain Legal Proceedings

There are no material proceedings to which any director, officer or affiliate of the Company, any owner of record or beneficially of more than 5% of any class of voting securities of the Company, any associate of any such director, officer, affiliate of the Company or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

Proposal No. 2:
Ratification of the Selection of the Independent Registered Public Accounting Firm

On February 10, 2026, our Audit Committee selected Deloitte as our independent registered public accounting firm for the fiscal year ending March 31, 2027. Deloitte has served as our independent registered public accounting firm since 2021. Representatives of Deloitte plan to attend the Annual Meeting and will be available to answer appropriate questions from stockholders. They will have the opportunity to make a statement if they desire to do so.

Neither our Bylaws nor other governing documents or law require stockholder ratification of the selection of Deloitte as our independent registered public accounting firm. However, the Board is submitting the selection of Deloitte to the stockholders for ratification as a matter of good corporate practice. If the stockholders fail to ratify the selection, the Audit Committee will reconsider whether to retain Deloitte. Even if the selection is ratified, the Audit Committee in its discretion may direct the appointment of a different independent registered public accounting firm at any time during the year if the Audit Committee determines that such a change would be in the best interest of the Company and its stockholders.

VOTE

The Board of Directors recommends a vote IN FAVOR of Proposal No. 2.



Independent Registered Public Accounting Firm

The following is a summary of the fees and services provided by Deloitte to the Company for fiscal years 2025 and 2026:

Description of Services Provided by Deloitte	Fiscal Year Ended March 31,	
	2025 ($)	2026 ($)
Audit Fees [1]	3,915,810	3,892,094
Audit Related Fees [2]	500,000	1,196,636
Tax Fees [3]	138,714	1,195,118
All Other Fees [4]	3,790	3,790
Total	4,558,314	6,287,638

(1) Audit Fees for Deloitte for fiscal years 2025 and 2026 were for professional services rendered for the audits of our financial statements, review of interim financial statements, assistance with registration statements filed with the SEC and services that are normally provided by Deloitte in connection with statutory and regulatory filings or engagements.

(2) Audit-Related Fees include fees related to assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not included in the fees reported in the table above under "Audit Fees." The services in this category relate primarily to the performance of due diligence on mergers and acquisitions.

(3) Tax Fees consist of fees for professional services rendered by our independent registered public accounting firm for tax compliance, tax advice and tax planning services, including assistance regarding federal, state and international tax compliance, return preparation, tax audits, tax advice related to mergers and acquisitions and customs and duties.

(4) All Other Fees consist of fees for professional services rendered by our independent registered public accounting firm for permissible non-audit services.

Audit Committee Pre-Approval Policy

The Audit Committee or a delegate thereof pre-approves the scope of the audit and non-audit services provided by our independent registered public accounting firm, as well as all associated fees and terms, pursuant to pre-approval policies and procedures established by the Audit Committee. The Audit Committee evaluates the independent registered public accounting firm's qualifications, performance and independence, and presents its conclusions to the full Board on at least an annual basis.

All of the services provided by Deloitte since the Company's initial public offering in February 2023, and fees for such services, were approved by the Audit Committee in accordance with these standards.

Vote Required

To be approved, the holders of a majority in voting power of the shares present or represented by proxy at the meeting and entitled to vote on Proposal No. 2 must vote "For" the ratification of the selection of Deloitte as our independent registered public accounting firm for the fiscal year ending March 31, 2027. Broker non-votes are not applicable with respect to Proposal No. 2 as brokers generally have discretion to vote uninstructed shares on this proposal. Abstentions will have the same effect as an "Against" vote.

VOTE

The Board of Directors recommends a vote IN FAVOR of Proposal No. 2.

Audit Committee Report

The Audit Committee has reviewed and discussed the audited financial statements for the fiscal year ended March 31, 2026 with management of the Company. The Audit Committee has discussed with the Company's independent registered public accounting firm, Deloitte & Touche LLP, the matters required to be discussed by the Public Company Accounting Oversight Board ("PCAOB") and the SEC. The Audit Committee has also received the written disclosures and the letter from Deloitte & Touche LLP required by applicable requirements of the PCAOB regarding the independent accountants' communications with the Audit Committee concerning independence and has discussed with Deloitte & Touche LLP the accounting firm's independence.

Based on the foregoing, the Audit Committee recommended to the Board that the audited financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2026.

Respectfully submitted by the members of the Audit Committee of the Board:

The Audit Committee

Brandi Thomas, Chair

Julie Blunden

Steven Mandel

This report of the Audit Committee is required by the SEC and, in accordance with the SEC's rules, will not be deemed to be part of or incorporated by reference by any general statement incorporating by reference this Proxy Statement into any filing under the Securities Act of 1933, as amended (the "Securities Act"), or under the Exchange Act, except to the extent that we specifically incorporate this information by reference, and will not otherwise be deemed "soliciting material" or "filed" under either the Securities Act or the Exchange Act.

Proposal No. 3:
Approval, on an Advisory Basis, of the Compensation of Our Named Executive Officers

We are required by Section 14A of the Exchange Act to offer our stockholders an opportunity to cast an advisory, non-binding vote on the compensation of our named executive officers, as disclosed in this Proxy Statement, pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act enacted in July 2010 (the "Dodd-Frank Act") (commonly referred to as a "say-on-pay" vote). This vote is not intended to address any specific item of compensation, but rather the overall compensation of our named executive officers and the philosophy, policies and practices described in this Proxy Statement. Although the vote is non-binding, we value constructive feedback from our stockholders on executive compensation and other important matters, and the Board and the C&P Committee will consider the voting results when making future compensation decisions. In a decision that factored in the non-binding advisory vote of our stockholders at our 2023 annual meeting of stockholders on the frequency of stockholder advisory votes on the compensation of our named executive officers, we determined to hold a non-binding, advisory vote on the compensation of our named executive officers annually. We expect to hold our next non-binding, advisory vote on the frequency of say-on-pay votes at our 2029 annual meeting of stockholders.

VOTE

The Board of Directors recommends a vote FOR approval, on an advisory basis, of the compensation of our named executive officers.



As described under the heading "Compensation Discussion and Analysis" in this Proxy Statement, our executive compensation program is designed to attract, retain and motivate top-level talent who possess the skills and leadership necessary to grow our business and enable long-term value creation. The Board encourages our stockholders to read the disclosures set forth in the "Compensation Discussion and Analysis" section of this Proxy Statement to review the compensation actions taken in fiscal year 2026. The Board believes that our executive compensation program effectively aligns executive pay with our performance and results in the attraction and retention of talented executives who are critical to our success.

Accordingly, the Board recommends that our stockholders vote "For" the following resolution:

"**RESOLVED**, that the compensation paid to the named executive officers, as disclosed in the proxy statement furnished for the 2026 Annual Meeting of Stockholders pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables and related narrative discussion, is hereby APPROVED on an advisory basis."

Because the vote is advisory, it is not binding on management or the Board. Nevertheless, the views expressed by our stockholders, whether through this vote or otherwise, are important to management and the Board and, accordingly, the C&P Committee and the Board intend to consider the results of this vote in making determinations in the future regarding executive compensation arrangements. Your vote will serve as an additional tool to guide the C&P Committee and the Board in continuing to improve the alignment of our executive compensation program with business objectives and performance and with the interests of our stockholders.

Vote Required

To be approved, the holders of a majority in voting power of the shares present or represented by proxy at the meeting and entitled to vote on the matter must vote "For" the approval, on an advisory basis, of the compensation of our named executive officers. Broker non-votes will have no effect. Abstentions will have the same effect as an "Against" vote.

VOTE

The Board of Directors recommends a vote "FOR" approval, on an advisory basis, of the compensation of our named executive officers.

Proposal No. 4:
Approval of Amendments to Our Second Amended and Restated Certificate of Incorporation to Remove Legacy Class B Common Stock and Other Outdated Provisions and to Rename Class A Common Stock

We are also seeking our stockholders' approval to amend our Second Amended and Restated Certificate of Incorporation (the "Charter") to eliminate the legacy Class B Common Stock and other outdated provisions and to rename the Class A Common Stock to "Common Stock" and make conforming changes.

Background

At the time of the Company's initial public offering on February 9, 2023, the Company had an "Up-C" organizational structure. Under that structure, the Company served as a holding company for Nextpower LLC (formerly Nextracker LLC, the "LLC"). Since then, the Company has had two classes of common stock: Class A Common Stock, which is held by public stockholders, and Class B Common Stock, which was held by Flex Ltd. ("Flex") and its affiliates and certain other pre-IPO holders. Subject to certain exceptions, the number of shares of Class A Common Stock equaled the number of LLC membership units (the "Common Units") held by the Company and the number of shares of Class B.

Common Stock equaled the number of Common Units held by holders of Class B Common Stock. Shares of Class A Common Stock and Class B Common Stock are entitled to one vote per share on all matters submitted to a vote of the Company's stockholders generally, but Class B Common Stock has no economic interest in the Company.

On January 2, 2024, in connection with Flex's distribution of its interest in the Company to its stockholders, Flex exchanged all Common Units held by it and a corresponding number of shares of Class B Common Stock for shares of Class A Common Stock. Additionally, on February 5, 2025, TPG Inc. exchanged all Common Units held by it and a corresponding number of shares of Class B Common Stock for shares of Class A Common Stock. As a result of these transactions, since February 5, 2025, no shares of Class B Common Stock have been outstanding.

Purpose and Effect of the Class B Removal Amendment

The Board has determined that the outdated references to a dual class structure and the Class B Common Stock in our Charter do not reflect the current state of the Company and are unnecessary, burdensome, and potentially confusing to investors and the capital markets. As such, the Board has determined it is advisable and in the best interest of the Company and its stockholders to simplify the Charter by eliminating the legacy Class B Common Stock and other outdated provisions relating to former Class B stockholders, to rename Class A Common Stock to "Common Stock," and make other conforming changes (collectively, the "Class B Removal Amendment"). We believe the Class B Removal Amendment will help simplify our Charter to reflect the current state of the Company and prevent any mistaken belief on the part of the investing public and/or others who report or follow our publicly traded equity securities that we may have more than one class of common stock outstanding.

VOTE

The Board of Directors recommends a vote FOR approval of the amendments to our Second Amended and Restated Certificate of Incorporation



The Class B Removal Amendment would, among other things, eliminate all provisions relating to our Class B Common Stock, including the authorization of 500,000,000 shares of Class B Common Stock and the designations, powers, preferences, privileges, and qualifications, limitations, or restrictions of the Class B Common Stock; eliminate the provisions specifying the ratio of Class A Common Stock and Common Units that we must maintain; rename the Class A Common Stock to "Common Stock"; remove provisions that related to former Class B stockholders, including with respect to the director designation rights of such stockholders, separate class votes by such stockholders, and waiver of corporate opportunities in favor of such stockholders; and make related conforming changes to our Charter. It would have the effect of reducing the total number of shares of capital stock we are authorized to issue from 1,450,000,000 shares (consisting of 900,000,000 shares of Class A Common Stock, 500,000,000 shares of Class B Common Stock, and 50,000,000 shares of preferred stock) to 950,000,000 shares (consisting of 900,000,000 shares of Common Stock and 50,000,000 shares of preferred stock) to reflect the elimination of the Class B Common Stock. In addition, the Class B Removal Amendment would also make other non-material and ministerial changes to our Charter.

The Class B Removal Amendment will not change any substantive terms of Class A Common Stock or impact any powers or rights of our stockholders. The Common Stock (as renamed) will continue to be listed and trade on the Nasdaq Global Select Market under the symbol "NXT."

The text of the proposed Class B Removal Amendment, with proposed deletions reflected by red "strike-through" text and proposed additions reflected by blue "underline" text, is set forth in Appendix B. This summary is qualified in its entirety by reference to Appendix B.

Vote Required

The approval of the Class B Removal Amendment requires the affirmative "FOR" vote of holders of at least 66⅔% of the voting power of the outstanding shares of our Common Stock entitled to vote on this proposal. You may vote "For" or "Against" or you may "Abstain" with respect to this proposal. Abstentions and broker non-votes will have the same effect as a vote against this proposal.

If our stockholders approve this proposal, we intend to file with the Delaware Secretary of State an amended and restated certificate of incorporation that reflects the Class B Removal Amendment, which will become effective upon filing. The Board retains the discretion to abandon the Class B Removal Amendment at any time before it becomes effective.

VOTE

The Board of Directors recommends a vote "FOR" approval of the amendments to our Second Amended and Restated Certificate of Incorporation to remove legacy Class B common stock and other outdated provisions and to rename Class A common stock.

Executive Officers

The following table sets forth certain information concerning our executive officers as of June 5, 2026:

Name	Age	Position
Daniel Shugar	63	Chief Executive Officer & Director
Howard Wenger	66	President & Director
Charles Boynton	58	Chief Financial Officer
Bruce Ledesma (1)	58	Chief Legal and Compliance Officer & Secretary
Nicholas (Marco) Miller (2)	57	Chief Operating Officer

(1)   Mr. Ledesma will retire and cease serving as Chief Legal & Compliance Officer of the Company on July 17, 2026.

(2)   Mr. Miller ceased serving as Chief Operating Officer of the Company on June 14, 2026.

There are no family relationships between any of our directors and any of our executive officers.

Mr. Shugar's and Mr. Wenger's biographies can be found under the section titled "Proposal No. 1: Election of Directors— Director Nominees" with the biographies of the other members of the Board. Biographies for our other executive officers are below.



Charles Boynton

Chief Financial Officer

Age: 58

Charles Boynton has served as our Chief Financial Officer since May 2024. Prior to becoming our Chief Financial Officer, Mr. Boynton served on our Board of Directors, including as chair of our Audit Committee from February 2023 through March 15, 2024. He also previously served as the Chief Financial Officer of Logitech, a digital product company founded in Lausanne, Switzerland, from February 2023 through March 2024. Prior to joining Logitech, Mr. Boynton served as the Executive Vice President and Chief Financial Officer of Plantronics Inc. also known as Poly, Inc., a global business and consumer audio and video communications company (acquired by HP Inc. in October 2022). Mr. Boynton previously served as Executive Vice President and Chief Financial Officer of SunPower Corporation, a global vertically integrated solar company, from March 2012 to May 2018, continuing as an Executive Vice President until July 2018, and as Vice President of Corporate Finance and Corporate Development from June 2010 to March 2012. Mr. Boynton served as the Chief Executive Officer and Chairman of the Board of 8point3 Energy Partners, an owner / operator of solar energy generation projects, from March 2015 to June 2018 (acquired by Capital Dynamics in July 2018). Mr. Boynton served as the Chief Financial Officer of ServiceSource International, Inc., a global outsourced, customer success and growth solutions company, from April 2008 to May 2010. From March 2004 to April 2008, Mr. Boynton served as the Chief Financial Officer at Intelliden, a software company (acquired by IBM in January 2010). Prior to that, Mr. Boynton held key financial positions at Commerce One, Inc., Kraft Foods, Inc. and Grant Thornton, LLP.

MR. BOYNTON WAS A CERTIFIED PUBLIC ACCOUNTANT, STATE OF ILLINOIS, AND A MEMBER OF FEI, SILICON VALLEY CHAPTER. MR. BOYNTON RECEIVED HIS BACHELOR OF SCIENCE IN ACCOUNTING FROM INDIANA UNIVERSITY'S KELLEY SCHOOL OF BUSINESS AND HIS MASTER OF BUSINESS ADMINISTRATION FROM NORTHWESTERN UNIVERSITY'S KELLOGG SCHOOL OF MANAGEMENT.



Bruce Ledesma

Chief Legal and Compliance Officer and Secretary

Age: 58

Bruce Ledesma has served as our Chief Legal and Compliance Officer and Secretary since January 2025. Prior to that, Mr. Ledesma served as our President, Strategy and Administration from May 2023 to January 2025 and previously as our President, Strategy, Software and Administration since March 2022. Mr. Ledesma served as President of Nextpower from May 2019 to February 2022. Mr. Ledesma previously served as Executive Vice President, Corporate Development of Solar Mosaic, Inc., a fintech company financing residential solar and home improvement projects, from May 2016 to May 2019, and as its Chief Operating Officer from July 2014 to May 2016. Mr. Ledesma was the co-founder of Roble Capital, LLC, a private investment fund, and served as its Chief Operating Officer from June 2013 to July 2014. He served as General Counsel and Corporate Secretary of SunPower Corporation, a global solar panel and technology manufacturer and solar system provider, from January 2007 to March 2012. From 2005 to 2007, Mr. Ledesma served as General Counsel of PowerLight Corporation, a commercial and utility scale solar system integrator. From 1998 to 2004, Mr. Ledesma held various legal and executive positions with Barra, Inc., a software financial risk management company. From 1993 to 1998, Mr. Ledesma practiced as a corporate attorney for Latham & Watkins LLP.

MR. LEDESMA HOLDS A BACHELOR OF ARTS DEGREE IN ECONOMICS FROM STANFORD UNIVERSITY AND JURIS DOCTOR DEGREE FROM HARVARD LAW SCHOOL.



Nicholas (Marco) Miller

Chief Operating Officer

Age: 57

Nicholas (Marco) Miller is a co-founder of Nextpower and has served as its Chief Operating Officer since March 2021, its Senior Vice President, Global Operations from August 2017 to March 2021, and its Vice President of Operations from December 2013 to August 2017. From August 2011 to December 2013, he was the Senior Director of Customer Care at Solaria Corporation, a solar panel manufacturing company. He held senior management roles at SunPower Corporation, a global solar panel and technology manufacturer and solar system provider, in Geneva, Switzerland from 2007 to 2011, where he managed all utility solar construction projects in the Europe, Middle East and Africa regions. Prior to that, Mr. Miller worked at PowerLight Corporation, a commercial and utility scale solar system integrator, from 2001 to 2006, where he held various project management roles in solar construction.

MR. MILLER HOLDS A BACHELOR OF ARTS DEGREE IN ENGLISH FROM MCGILL UNIVERSITY.

Compensation Discussion and Analysis

This Compensation Discussion and Analysis ("CD&A") describes our executive compensation philosophy, process and objectives and the elements of our fiscal year 2026 ("FY26") compensation program for our named executive officers ("NEOs"). It gives the context for understanding and evaluating the compensation information contained in the tables and related disclosures that follow. Our NEOs for FY26 are as follows:

Name	Position
Daniel Shugar	Chief Executive Officer ("CEO") & Director
Howard Wenger	President & Director
Charles Boynton	Chief Financial Officer
Bruce Ledesma [1]	Chief Legal & Compliance Officer
Nicholas (Marco) Miller [2]	Chief Operating Officer

(1)   Mr. Ledesma will retire and cease serving as Chief Legal & Compliance Officer of the Company on July 17, 2026.

(2)   Mr. Miller ceased serving as Chief Operating Officer of the Company on June 14, 2026.

FY26 Financial and Business Highlights

We had another exceptionally strong year in FY26, as we saw record revenue and profits as highlighted below:



$3,559m	$586m	$854m	$563m	$514m
FY26 Revenue $3,559 million (20% year-over-year growth)	**FY26 GAAP Net Income** $586 million (13% year-over-year growth)	**FY26 Adjusted EBITDA*** $854 million (10% year-over-year growth)	**FY26 GAAP Net Cash Provided by Operating Activities** $563 million (-14% year-over-year reduction)	**FY26 Adjusted Free Cash Flow*** $514 million (-17% year-over-year reduction)

*   "Adjusted EBITDA" and "adjusted free cash flow" are non-GAAP financial measures. See Appendix A of this Proxy Statement for definitions of these non-GAAP measures and a reconciliation of these non-GAAP measures to the most comparable GAAP financial measures.

This CD&A primarily addresses the material elements of our FY26 compensation programs and policies, including our overall compensation philosophy and program objectives.

Our Compensation Philosophy

Overview

Our compensation philosophy is driven by our pay-for-performance culture, which incentivizes the achievement of a balanced set of performance objectives with respect to Nextpower through the implementation of the following objectives:

Drive business success	Our executive compensation program is designed to drive our success as leading global provider of solar and energy technology solutions for utility-scale power plants.
Pay meaningfully aligned to performance	Nextpower's compensation program is designed to tie actual pay for our NEOs to Nextpower's performance against rigorous short-term and long-term performance objectives. This pay-for-performance compensation philosophy aims to create stockholder value, where above-target performance should be rewarded when achieved, and below-target performance should lead to reduced compensation, including zero payouts when minimum performance thresholds are not met.
Attract, retain and motivate superior talent	Our compensation program is intended to be competitive in order to attract, retain and motivate a high-caliber and responsible leadership team. A key objective of the compensation program is to provide competitive compensation opportunities based on the achievement of performance objectives, while balancing the need to avoid excessive or inappropriate risk-taking and maintaining an appropriate cost structure.
Aligning compensation with stockholder interests	Equity awards with multi-year vesting and performance requirements, along with rigorous stock ownership guidelines, help align our NEOs' compensation with the creation of long-term stockholder return and align the interests of our executive officers with our stockholders.
Peer group analysis	Peer group data is used as a guide for compensation decisions, but this data does not form the sole basis for our compensation program.

To ensure that our executive compensation program aligns the interests of our NEOs with those of our stockholders, we utilize performance metrics for both our short-term and long-term incentive programs that are key drivers of stockholder value. We also ensure that a substantial portion of performance-based compensation is delivered through equity awards.

Executive Compensation Philosophy

Our Compensation & People Committee ("C&P Committee") oversees our executive compensation program based on the following philosophy and guiding principles.

Element	Overview
Pay level	Pay is regularly benchmarked against a set of industry peers to ensure it remains competitive and equitable.
	Base salaries and target cash compensation are competitively positioned for executives.
	Pay levels are determined in order to attract and retain superior leaders in a highly competitive market for talent.
Substantial emphasis on at-risk compensation	Emphasis on performance-contingent, long-term equity-based incentive compensation in preference to fixed compensation.
	Programs are designed to link actual pay to the achievement of pre-determined performance goals that create stockholder value and align with our stockholders' interests.
	A significant portion of at-risk compensation is based on achievement of incentive outcomes against pre-determined performance metrics.
Focus on long-term performance	While measurement of short-term results maintains day-to-day focus, our compensation philosophy is also built on the premise that stockholder value is built over the long term.
	We require our NEOs to own a significant amount of Nextpower equity to ensure a continued link between the interests of our NEOs and our stockholders.

Our Executive Compensation Program Reflects Good Governance Practices

Our C&P Committee designed our FY26 compensation program to be consistent with leading corporate governance and executive compensation practices:

What We Do	
At risk pay	We deliver a significant portion of executive compensation through variable, at-risk compensation, including annual bonuses subject to rigorous performance requirements and long-term equity incentive awards to align interests with our stockholders.
Capped payouts	We set maximum award levels under our annual and long-term incentive program, with award payouts capped at 200% for annual incentive compensation and 300% for long-term performance-based compensation. We cap payouts under these variable incentive plans to discourage excessive or inappropriate risk taking by our NEOs.
Peer group	We review peer group compensation information regularly to ensure that our executive compensation program is competitively aligned with market practices and reevaluate the peer group annually to ensure it reflects our business.
Ownership guidelines	We maintain robust stock ownership guidelines that reinforce the alignment of NEO and stockholder interests.
Clawback policy	We maintain a clawback policy which mandates recoupment of officers' incentive-based compensation in case of an accounting restatement due to U.S. securities law noncompliance under Rule 10D-1 of the Dodd-Frank Act. A more detailed summary of Nextpower's clawback policy can be found on page 51.
Double-trigger acceleration	We only provide for "double-trigger" change-in-control payments and benefits for our executive officers.
Independent compensation consultant	Our C&P Committee has engaged Meridian Compensation Partners, LLC ("Meridian"), an independent compensation consultant, to provide advice on our executive and director compensation matters.
Annual review	Our C&P Committee conducts an annual review of our compensation strategy and practices with an extensive risk assessment.
Say-on-pay	We hold an annual say-on-pay vote.
Stockholder engagement	We are committed to maintaining ongoing dialogue with our investors to discuss matters of importance to them and to obtain feedback on our compensation program.
Minimum vesting	We require one-year minimum vesting on all stock award grants to employees, with very limited exceptions.

What We Don't Do	
No minimum payouts	Our compensation plans do not have minimum guaranteed payout levels.
No automatic or guaranteed compensation increases	We do not provide for automatic salary increases or increases in target short- or long-term incentive awards.
No hedging, pledging or short sales	We do not permit our executive officers or directors to hedge or short-sell Nextpower securities. Additionally, our executive officers and directors are prohibited from pledging Nextpower securities against other debt.
No excise tax gross-ups	We do not provide any gross-up for any excise tax payable by an executive officer under Sections 280G and 4999 of the Internal Revenue Code of 1986, as amended (the "Code").
No excessive severance	We do not provide excessive severance payments.
No repricing	We do not permit the repricing or cash-out of stock options or stock appreciation rights without stockholder approval.

Say-On-Pay Advisory Vote Results and Stockholder Engagement

2025 Say-On-Pay Voting Results

At our 2025 Annual Meeting, we held a non-binding advisory vote with respect to the compensation of our NEOs (commonly referred to as a "say-on-pay" vote). 80.34% of the votes cast (excluding abstentions) voted in favor of our executive compensation program.

In addition to our annual "say-on-pay" vote, the C&P Committee is committed to ongoing engagement with our stockholders to gain valuable insight into the issues that matter most to them and to enable Nextpower to address them effectively. We routinely interact and communicate with stockholders through a number of forums, including through investor meetings and conferences. During FY26, we reached out to 55% of our top 20 stockholders and ultimately engaged with approximately 100 stockholders, representing, in the aggregate, over 56% of our outstanding capital stock. These discussions included feedback on various topics important to Nextpower, including executive compensation.

Concrete Actions Taken in Response to Stockholder Engagement

In light of this stockholder engagement, our C&P Committee listened to the feedback received from our stockholders and committed to making changes for future years.

- In particular, the C&P Committee determined that FY26 would be the last year that executives would receive stock options as a component of their overall compensation and going forward, equity awards would be granted only in the form of performance based restricted stock units and restricted stock units. These changes were responsive to the feedback we received from our stockholders.

- The C&P Committee revised the FY26 STIP metrics from Adjusted EBITDA and Adjusted Free Cash Flow used in the FY25 STIP to revenue and Adjusted Operating Income because these measures more directly align with performance drivers across the organization for the plan in which all employees participate (including NEOs).

- Correspondingly, Adjusted EBITDA and Free Cash Flow were incorporated into the metrics in our FY26 LTIP, as these metrics are more closely tied to long-term value creation and are more directly influenced by executive leadership decisions.

The C&P Committee believes these actions were directly responsive to the feedback we received from our stockholders and continue to closely align the interests of our executives with those of our stockholders.

See the section titled "Compensation-Setting Process and FY26 Executive Compensation – Overview – FY26 Compensation Components" below for more information.

Compensation-Setting Process and FY26 Executive Compensation

Overview – FY26 Compensation Components

As further described below, Nextpower's FY26 executive compensation program was primarily comprised of base salary, short-term incentive compensation under our incentive bonus plan (as described below) and our long-term incentive compensation under the LTIP (as defined below).

FY26 Compensation Components	Form of Compensation	Performance Period	Metrics and Performance Criteria and Rationale	More Information
Base Salary	Cash	Annual	NEO base salary changes reviewed annually by CEO (or C&P Committee for CEO changes)	Page 39
Short-Term Incentive Plan	Cash	Annual	FY26 Revenue, Adjusted Operating Income, and Strategic Milestones and an individual performance factor Metrics rationale: Revenue and Adjusted Operating Income more directly align to performance drivers across the Company	Page 39
Long-Term Incentive Plan	Performance Stock Units ("PSUs")	1-year and 3-year measurement periods	FY26 EBITDA, FY26 Free Cash Flow with three-year rTSR along with service-based vesting Metrics rationale: Align to long-term Company value creation and more directly influenced by executive leadership decisions	Page 43
	Restricted Stock Units ("RSUs")	Vest annually over three years	Service-based vesting	Page 45
	Stock Options	Vest at the end of three years	Service-based vesting	Page 45

The C&P Committee's Role

Our C&P Committee, which is comprised entirely of independent directors, is responsible for implementing, monitoring and evaluating our executive compensation philosophy and objectives and oversees the compensation program for our NEOs. Further, our C&P Committee reviews and approves, or recommends to the independent directors of the Board for approval, all components of executive pay and reports its decisions to the Board, and otherwise reviews and approves matters related to executive compensation on an as-needed basis.

The C&P Committee's responsibilities and authority are described fully in the C&P Committee's charter, which is available on our website https://investors.nextpower.com/governance/governance/default.aspx.

The C&P Committee and Management's Involvement

Our CEO makes recommendations to our C&P Committee for changes to base salary, annual incentive awards and equity grants for our NEOs (other than our CEO, whose compensation is determined solely by our C&P Committee and the Board). Our Chief Human Resources Officer also provides recommendations to the C&P Committee on other elements of our compensation program for senior executives, including, for example, the design and metrics under our annual and long-term programs.

The C&P Committee and its Independent Compensation Consultant

Our C&P Committee engaged the services of Meridian as the independent compensation consultant for the C&P Committee for FY26 to provide advice on executive compensation matters. Meridian did not provide any other services to Nextpower or its management.

The C&P Committee regularly reviews, no less than annually, the independence of its compensation consultant in accordance with SEC and Nasdaq requirements. At this time, the C&P Committee has determined that no conflict of interest exists for our compensation consultant.

Nextpower Compensation Benchmarks and Peer Group

The C&P Committee develops, determines and adjusts compensation benchmarks and the peer group with respect to Nextpower (the "Peer Group"). The C&P Committee reviews the Peer Group on an annual basis, with input from Meridian, and the Peer Group may be adjusted from time to time based on, among other factors, a comparison of revenues, market capitalization, industry, peer group performance, merger and acquisition activity and stockholder input. Based on the advice of Meridian, the following companies were designated as the Peer Group with respect to our compensation program for FY26:

Array Technologies, Inc. ARRY	First Solar, Inc. FSLR	NetApp, Inc. NTAP	SolarEdge Technologies, Inc. SEDG
Dropbox, Inc. DBX	Fluence Energy, Inc. FLNC	nVent Electric plc	Sunnova Energy International Inc. NOVA[2]
Enersys ENS	Juniper Networks, Inc. JNPR [1]	Okta, Inc. OKTA	
Enphase Energy, Inc. ENPH	Keysight Technologies, Inc. KEYS	Pure Storage, Inc. PSTG	Sunrun Inc. RUN
F5, Inc. FFIV	Logitech International, S.A.	Resideo Technologies, Inc. REZI	Trimble Inc. TRMB
		Skyworks Solutions, Inc. SWKS	

(1)   Juniper Networks, Inc. was acquired by Hewlett Packard Enterprise in July 2025.

(2)   Sunnova Energy International Inc. filed for bankruptcy in June 2025.

The C&P Committee considers the compensation provided by companies in our Peer Group in order to provide insight into market competitive pay programs, levels and practices. We compete with some of the companies in our Peer Group to attract key employees which is considered by the C&P Committee in our compensation design and practices. In addition, the C&P Committee also reviews standardized surveys of large technology and manufacturing firms to evaluate the competitiveness of Nextpower's compensation programs in the context of general compensation practices.

Appropriate Pay Mix

Our FY26 compensation philosophy is designed around "pay-for-performance" so that a significant portion of our NEOs' total target direct compensation is "at-risk." In determining the mix of the various reward elements and the value of each component, the C&P Committee considered the executive's role, the competitiveness of the market for executive talent, company performance, individual performance, internal pay equity, historical compensation and retention concerns. Executive officers generally have a greater portion of their compensation at risk through short- and long-term incentive programs than the rest of our employee population because of their relatively greater responsibility and ability to influence Nextpower's performance.

As illustrated by the charts below, we have adopted a more performance-based, "at-risk" compensation structure than our Peer Group, reinforcing our strong alignment with stockholder outcomes. For FY26, approximately 95% of our CEO's and 93% of our other NEOs' annual target total direct compensation were "at-risk"—meaning they were contingent on the achievement of defined service and/or performance goals. By comparison, our Peer Group's averages were 91% for CEOs and 84% for NEOs, underscoring Nextpower's commitment to pay-for-performance principles.



The STIP is reflected at target and does not reflect the actual payout. PSUs, RSUs and stock options are reflected at their approved target grant date fair value.

Base Salary

The following table sets forth the base salaries of our NEOs with respect to FY26.

Generally, we establish the initial base salaries of our executive officers through arm's-length negotiation at the time of hire, taking into account his or her position, qualifications, experience, prior salary level, and the base salaries of our other executive officers. Thereafter, our C&P Committee reviews the base salaries of each NEO annually and makes adjustments, if any, as it determines to be reasonable and necessary.

For FY26, our C&P Committee reviewed each NEO's base salary and determined a modest increase to Mr. Wenger's and Mr. Miller's base salaries was warranted in order to bring them in line with competitive market practices.

Name and title	FY26 Base Salary ($)	FY25 Base Salary ($)	Percent Change (%)
Daniel Shugar Chief Executive Officer	863,000	863,000	—
Howard Wenger President	600,000	505,000	18.8
Charles Boynton Chief Financial Officer	600,000	600,000	—
Bruce Ledesma Chief Legal and Compliance Officer	505,000	505,000	—
Nicholas (Marco) Miller Chief Operating Officer	450,000	400,000	12.5

Base salary levels are intended to reflect competitive market data, individual performance and promotions or changes in responsibilities.

Short-Term Incentive Plan

For FY26, short-term incentive bonuses for our NEOs were earned pursuant to the Nextpower short-term incentive plan (the "STIP") based on achievement of financial and operating performance objectives, as well as individual performance objectives, when applicable.

The performance objectives for our NEOs under the STIP for FY26 were as follows (weighted by percentage):

- Revenue (50%);
- Adj. Operating Income* (30%);
- Strategic milestones (20%); and
- Individual performance factor (adjusts bonus payout by 0%—100%).

* "Adjusted Operating Income" is a non-GAAP financial measure. See Appendix A of this Proxy Statement for definitions of non-GAAP measures and a reconciliation of these non-GAAP measures to the most comparable GAAP financial measures.


Base Salary ($)
FY26 NEO STIP Target (%)
FY26 Revenue (50% weighting)
FY26 Adj. Operating Income (30% weighting)
FY26 Strategic Milestones (20% weighting)
FY26 Individual Performance Factor (0%-100%)
Final Payout ($)

The following table summarizes the key features of our FY26 STIP.

Feature	Component	Objectives
Performance targets	Based on key financial, strategic and operating metrics for Nextpower on a quarterly basis during the fiscal year	Aligns executive incentives with performance Rewards achievement of short-term objectives
Performance measures	Financial metrics relating to revenue and adjusted operating income with respect to Nextpower Nextpower strategic milestones related to Nextpower's key internal metrics of Innovation, Customers, Execution and Team Individual performance factors relating to company strategic and operating goals such as product improvements, customer satisfaction, strategic sales initiatives, employee-related initiatives, U.S. manufacturing, operational efficiency and execution initiatives, and new business and forecasting processes and improvements	Emphasizes pay-for-performance by linking individual compensation to performance on metrics that help drive stockholder value Encourages company-wide focus on key Nextpower milestones, emphasizing the creation of differentiated solutions with real benefits, relentless customer focus, timely results to help generate profitable growth and the cultivation of a diverse, passionate team Promotes accountability by tying payout to achievement of minimum performance threshold
Bonus payments	Based on achievement of financial, strategic and operating performance metrics Target bonus opportunities set at percentage of base salary, based on the executive's level of responsibility and depending on the executive Bonuses that can be earned range from 0% of target to a maximum of 200% of target No payout awarded for any measure where threshold performance was not achieved	Reflects the emphasis on pay-for-performance by linking individual compensation to performance Encourages accountability by conditioning bonus payments on the achievement of at least the minimum performance threshold

The C&P Committee revised the FY26 STIP metrics from Adjusted EBITDA and Adjusted Free Cash Flow used in the FY25 STIP to revenue and Adjusted Operating Income because these measures more directly align with performance drivers across the company for the plan in which all employees participate (including NEOs).

As noted above, the STIP included a 20% weighting on Nextpower strategic milestones and chose strategic milestones that were designed to drive long-term stockholder value. These strategic milestones were in addition to FY26 financial measures in order to provide a balanced evaluation of executive performance based on how the Company actually measures success. The FY26 strategic milestone goals are components of the Company's four key mission objectives: innovation, customers, execution and team. The FY26 strategic milestone goals for each of these objectives were as follows:

Objective	FY26 Goals
Innovation Create differentiated solutions and real benefits that improve clean energy's value	• Advance next-generation tracker solutions • Develop and launch adjacent solutions
Customers Focus relentlessly on customers, earning the highest satisfaction levels	• Extend market leadership and customer reach • Drive revenue growth
Execution Deliver results on time with scalable processes that generate profitable growth	• Create and optimize scalable processes and tools • Optimize organizational structure
Team Cultivate a diverse, high-performing culture with people passionate about clean energy	• Attract and retain critical global talent • Build a high-performing, sustainable and safe workforce

Upon the completion of FY26, the C&P Committee evaluated the actual achievement of each of these strategic milestone goals against the target level of achievement when these goals were approved. Each of the FY26 strategic milestones were weighted, scored and then aggregated for a final achievement amount which was approved by the C&P Committee.

Additionally, the STIP included an individual performance factor that also affects the individual funding of each of our NEOs' bonus. Under this component, each NEO's individual performance is measured based on a variety of quantitative and qualitative measures designed to measure progress and drive achievement of various confidential strategic and operating objectives. This individual measure was scored on a scale of 0-100% and the resulting percentage was then multiplied against the aggregate eligible bonus amounts derived from achievement of the applicable revenue, adjusted operating income and strategic milestone performance metrics. The individual performance metrics were the same for each NEO in FY26, and the C&P Committee and Board, as applicable, reviewed the NEO performance and determined that this amount was 100% for each NEO in FY26.

Incentive payouts for NEOs under the STIP

Performance targets for FY26 were approved by the C&P Committee upon consultation with Meridian and management and based on approved financial and strategic plans. For each of the FY26 performance measures, no payout would be made if an applicable threshold performance level was not achieved. Maximum payout levels for such measures were tied to "stretch" levels of performance. As noted above, payouts are also increased or decreased upon achievement or non-achievement, respectively, of certain pre-established strategic and operating objectives during FY26. Taking into account these increases and decreases, the combined actual weighted payout (as a percentage of target performance) is set forth in the following chart with respect to the applicable FY26 revenue, adjusted operating income and strategic milestone performance metrics, as follows:

FY26 STIP Results							
($ in millions, except percentages)	Weight (%)	Threshold Performance Level	Target Performance Level	Maximum Performance Level	Actual Performance Achievement	Actual Performance Achievement (%)	Weighted Performance Achievement (%)
Revenue	50	2,890	3,400	3,740	3,559	105	73.4
Adj. Operating Income [1]	30	642	755	831	840	111	60.0
FY26 Strategic Milestones (%)	20	50	100	150	132	132	26.4
Total Achievement							159.8

(1) Adjusted Operating Income is a non-GAAP performance measure. See Appendix A for the definition of Adjusted Operating Income and a reconciliation to its most comparable GAAP financial measure.

Total weighted performance achievement with respect to such FY26 performance measures resulted in gross achievement of 159.8% relative to target performance.

We used an adjusted non-GAAP performance measure (i.e., adjusted operating income) for purposes of our STIP in FY26. See Appendix A for the definition of adjusted operating income and a reconciliation of this non-GAAP measure to the most comparable GAAP financial measure.

For purposes of calculating performance under the FY26 STIP, we exclude from the calculation extraordinary items or events that would have had an unanticipated impact, corporate transactions (including acquisitions or dispositions) and other unusual or nonrecurring items (i.e., as and when applicable, although no adjustments for such items or events were made for FY26).

Target and final short-term incentive awards for FY26

For FY26, the aggregate short-term incentive payouts for our NEOs, after adjustment for individual performance, were as follows:

Name	FY26 short-term incentive plan target (potential bonus as a percentage of base salary) (%)	FY26 short-term incentive plan approved target value (potential bonus expressed as a dollar amount) ($)	FY26 short-term incentive plan actual bonus ($)	FY26 actual short-term incentive plan bonus (as a percentage of full year target bonus) (%)
Daniel Shugar	135	1,165,050	1,861,750	159.8
Howard Wenger	90	540,000	862,920	159.8
Charles Boynton	90	540,000	862,920	159.8
Bruce Ledesma	80	404,000	645,592	159.8
Nicholas (Marco) Miller	70	315,000	503,370	159.8

Bonus payments were made in a single installment after the close of FY26.

Long-term incentive compensation

Our long-term incentive compensation program consists of a mix of RSUs, PSUs and stock options granted under the 2022 Plan (the "LTIP").

In FY26, our NEOs received grants of RSUs, PSUs and stock option awards under our LTIP as an incentive to maximize our long-term performance and drive value creation for our stockholders. These long-term incentives are designed to align the interests of the NEOs with those of our stockholders and to give each NEO a significant incentive to manage Nextpower from the perspective of an owner with a direct stake in the business. Long-term equity awards are also intended to promote retention, as unvested awards are forfeited if an executive voluntarily leaves Nextpower.

FY26 LTIP awards

The following table summarizes the long-term equity awards granted under the LTIP to our NEOs in FY26:

Name	Performance-based PSUs (# shares)	Target grant date fair value of PSUs for the measurement period (FY26) ($)	Service-based RSUs (# shares)	Grant Date Fair Value of RSUs (FY26) ($)	Stock Options (# shares)	Grant Date Fair Value of Stock Options (FY26) ($)
Daniel Shugar	128,205	5,999,994	128,205	5,999,994	76,923	2,507,690
Howard Wenger	64,102	2,999,974	64,102	2,999,974	38,461	1,253,829
Charles Boynton	64,102	2,999,974	64,102	2,999,974	NA	NA
Bruce Ledesma	42,735	1,999,998	42,735	1,999,998	25,641	835,897
Nicholas (Marco) Miller	41,666	1,949,969	41,666	1,949,969	24,999	814,967

The target value of the RSUs and the PSUs is based on the 30-day weighted average grant date value per share of $46.80. The grant-date fair value of the stock options is $32.60 per share and is estimated using the Black-Scholes Options Pricing Model.

Performance stock unit awards – FY26

PSUs provide for vesting upon the attainment of the applicable performance criteria, generally subject to the NEO's continuous service until the applicable vesting date. The PSUs granted in FY26 provide for (i) a one fiscal-year measurement period (April 1, 2025 – March 31, 2026) based on the achievement of certain financial metrics (as described below) and (ii) a cumulative three-year relative TSR modifier ("rTSR"). PSUs remain subject to a service-based vesting requirement through the completion of the entire performance period, and vest on the third anniversary of the grant date. Subject to satisfying such service-based vesting requirement, the number of PSUs that vest is based on the extent to which the relevant performance criteria is attained. Payouts are made in shares. Before the PSUs vest, the holder has no ownership rights in the shares and is not entitled to dividends or dividend equivalents. PSUs granted in FY26 vest between 0% and 300% of target. Total payout under the FY26 PSUs cannot exceed 300% of target.

With respect to the PSUs granted in FY26, (i) 50% of the performance criteria is based on Nextpower's achievement of an Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA") goal in FY26 and (ii) 50% of the performance criteria is based on Nextpower's achievement of an adjusted free cash flow ("FCF") goal in FY26. In addition, the PSUs are subject to a three-year rTSR modifier based on the level of Nextpower's total stockholder return performance against that of our executive compensation peer group, with 0.75x applied for rTSR achievement at the 25th percentile, 1.0x applied for achievement at the 50th percentile and 1.5x applied for achievement at or above the 75th percentile (with linear interpolation applied). The three-year rTSR modifier is capped at 1.5x. The financial metrics can each be earned between 0% and 200% of target and the rTSR modifier can adjust the payout levels under the financial component from 75% to 150% (for a maximum total payout of 300% of target).


FY26 Adj. EBITDA
(0%-200%)
50% Weighting
FY26 Adj. Free Cash Flow
(0%-200%)
50% Weighting
Relative TSR modifier at end of 3-year period
0.75-1.5
Payout Range
0%-300%
Financial Metrics Measured Year 1
2-Year Additional Holding Requirement (3-year Total)
3 Year Relative TSR (Average)

Actual Company performance of the financial metrics for FY26 were as follows:

Measurement Period	Percent (%)	Metric	Weight (%)	Threshold Performance Level ($)	Target Performance Level ($)	Maximum Performance Level ($)	Actual Performance ($)	Actual (%)	Weighted Achievement (%)
FY26 (4/1/2025 – 3/31/2026)	100	FY26 Adj. EBITDA ($M) (1)	50	612	720	792	854	200	100
		FY26 Adj. FCF ($M) (1)	50	340	400	460	514	200	100
Total Achievement									**200**

(1) These are non-GAAP performance measures. See Appendix A for the definition of adjusted EBITDA (with respect to the adjusted EBITDA performance metric) and adjusted free cash flow (with respect to the adjusted free cash flow performance metric) and a reconciliation of these non-GAAP measures to their most comparable GAAP financial measures.

Based on the attainment of the applicable financial metrics (i.e., FY26 adjusted EBITDA and FY26 adjusted FCF) described above, the following PSUs have been earned and are eligible to vest at the end of three-year performance period in 2028, subject to satisfaction of the service requirement described above, and subject to further modification between 75%-150% based on the level of achievement of the three-year rTSR modifier, described above:

Name	Number of initially granted FY26 PSUs for the measurement period (FY26) (# shares)	Weighted Achievement (%)	Number of initially earned FY26 PSUs applying the year-one weighted achievement (200%) (# shares)	Max number of FY26 PSUs eligible to be earned for the three-year measurement period (FY26) applying full rTSR modifier (# shares)
Daniel Shugar	128,205	200	256,410	384,615
Howard Wenger	64,102	200	128,204	192,306
Charles Boynton	64,102	200	128,204	192,306
Bruce Ledesma	42,735	200	85,470	128,205
Nicholas (Marco) Miller	41,666	200	83,332	124,998

The number of PSUs initially earned may be lower or higher than the amounts indicated depending on the overall achievement of the three-year TSR modifier.

Restricted stock unit awards – FY26

RSUs granted to our NEOs in FY26 vest in three annual installments on the first three anniversaries of the vesting commencement date of April 1, 2026 (30%, 30% and 40%, respectively), generally subject to the NEO's continuous service until such vesting date. Payouts are made in shares, such that the value of an RSU increases or decreases based on share price performance from the grant date, further aligning the interests of the executive with long-term stockholder value creation. Before an RSU vests, the holder has no ownership rights in the shares and is not entitled to dividends or dividend equivalents. The table below sets forth the number of RSUs granted to our NEOs in FY26:

Name	Number of RSUs (FY26) (# shares)	Grant Date Fair Value of RSUs (FY26) ($)
Daniel Shugar	128,205	5,999,994
Howard Wenger	64,102	2,999,974
Charles Boynton	64,102	2,999,974
Bruce Ledesma	42,735	1,999,998
Nicholas (Marco) Miller	41,666	1,949,969

The target value of the RSUs is based on the 30-day weighted average grant date value per share of $46.80.

Final Year - Special Stock Option Awards - FY26

During FY26, certain of our NEOs also received special stock option awards. The special stock option awards are not intended to be part of the ongoing long-term incentive plan mix, but are an interim vehicle used to enhance holdings and retention to further align the executives to drive the growth and stockholder return during the initial transition to an independent public company, following the spin-off from Flex, which occurred at the end of FY24. As described above, the C&P Committee intends FY26 is the last year stock options will be granted to our executives as part of their regular executive compensation program.

Stock option awards granted to our NEOs in FY26 cliff vest on the third anniversary of the grant date, subject to the NEO's continuous service until such vesting date.

The exercise price for the shares underlying such stock option awards is equal to the closing price of our Class A common stock on Nasdaq as of the grant date which was $56.05 for the options granted in FY26. Upon exercise of a stock option award, payouts will be made in shares. Before a stock option award vests and is exercised, the holder has no ownership rights in the underlying shares and is not entitled to dividends or dividend equivalents.

The grant-date fair value of the stock options granted in FY26 is $32.60 per share and is estimated using the Black-Scholes Options Pricing Model.

Performance stock units – Previously Granted FY25 PSUs

In FY25, certain of our NEOs received a grant of FY25 PSUs. 50% of the performance criteria was based on Nextpower's achievement of a revenue goal in FY25 and (ii) 50% of the performance criteria was based on Nextpower's achievement of an adjusted diluted earnings per share goal in FY25. In addition, the FY25 PSUs are subject to a three-year rTSR modifier based on the level of Nextpower's total stockholder return performance against that of our Peer Group, with 0.75x applied for rTSR achievement at the 25th percentile, 1.0x applied for achievement at the 50th percentile and 1.5x applied for achievement at the 75th percentile (with linear interpolation applied).


FY25 Revenue
(0%-200%)
50% Weighting
FY25 Adj. Diluted EPS
(0%-200%)
50% Weighting
Relative TSR modifier at end of 3-year period
0.75-1.5
Payout Range
0%-300%
Financial Metrics Measured Year 1
2-Year Additional Holding Requirement (3-year Total)
3 Year Relative TSR (Average)

As reported in the FY25 Proxy Statement, actual Company performance of the financial metrics for FY25 was as follows:

Measurement Period	Percent (%)	Metric	Weight (%)	100% Target ($)	Actual Performance ($)	Actual (%)	Weighted Achievement (%)
FY25 (4/1/2024 – 3/31/2025)	100	FY25 Revenue ($B)	50	3.1	2.96	53	27
		FY25 Adj. Diluted EPS (1)	50	3.24	4.22	200	100
Total Achievement							**127**

(1) This is a non-GAAP performance measure. See Appendix A for the definition of adjusted diluted EPS (with respect to the adjusted diluted EPS performance metric) and a reconciliation of this non-GAAP measure to the most comparable GAAP financial measure.

Based on the attainment of the applicable financial metrics (i.e., FY25 revenue and FY25 adjusted diluted EPS) described above, the PSUs that were earned at the end of FY25 are eligible to vest at the end of three-year performance period in 2027, subject to satisfaction of the service requirement described above, and subject to further modification between 75%-150% based on the level of achievement of the three-year rTSR modifier, described above and which will be reviewed at the end of FY27.

Performance stock units – Previously Granted FY24 PSUs

In FY24, certain of our NEOs received a grant of FY24 PSUs, of which 50% of the performance criteria was based on Nextpower's achievement of a revenue goal for FY24 and (ii) 50% of the performance criteria was based on Nextpower's achievement of an adjusted EBITDA goal for FY24. In addition, the FY24 PSUs are subject to a three-year rTSR modifier based on the level of Nextpower's total stockholder return performance against that of our Peer Group, with 0.75x applied for rTSR achievement at the 25th percentile, 1.0x applied for achievement at the 50th percentile and 1.5x applied for achievement at the 75th percentile (with linear interpolation applied). The 3-year rTSR performance period for these PSUs was completed on March 31, 2026.


FY24 Revenue
(0%-200%)
50% Weighting
FY24 Adjusted EBITDA
(0%-200%)
50% Weighting
Relative TSR modifier at
end of 3-year period
0.75-1.5
Payout
Range
0%-300%
Financial Metrics
Measured Year 1
2-Year Additional Holding
Requirement (3-year Total)
3 Year Relative TSR (Average)

As reported in the FY24 Proxy Statement, actual Company performance of the financial metrics for FY24 was as follows:

Measurement Period	Percent (%)	Metric	Weight (%)	100% Target ($m)	Actual Performance ($m)	Actual (%)	Weighted Achievement (%)
FY24 (4/1/2023 – 3/31/2024)	100	FY24 Revenue	50	2,190	2,500	114	100
		FY24 Adjusted EBITDA (1)	50	285	521	183	100
Total Achievement							200

(1) This is a non-GAAP performance measure. See Appendix A for the definition of adjusted EBITDA (with respect to the adjusted EBITDA performance metric) and a reconciliation of this non-GAAP measure to the most comparable GAAP financial measure.

Based on the attainment of the applicable financial metrics (i.e., FY24 revenue and FY24 adjusted EBITDA) described above, the PSUs that were (initially) earned at the end of FY24 were eligible to vest at the end of three-year performance period in 2026, subject to satisfaction of the service requirement described above, and subject to further modification between 75%-150% based on the level of achievement of the three-year rTSR modifier.

In April 2026, the C&P Committee reviewed the certified results of the Company's total stockholder return during the three-year performance period from April 1, 2023-March 31, 2026 (the "FY24 PSU TSR Performance Period"). The Company's total stockholder return was compared to the Company's defined peer group at the time of the FY24 PSUs and approved by the C&P Committee at the time of grant (the "FY24 Peer Group"). Nextpower's total stockholder return was 262.19% during the FY24 PSU TSR Performance Period, finishing at the 100th percentile the FY24 Peer Group. As a result the relative total stockholder return ("rTSR") modifier resulted in a total payout of 150%.

As a result, applying the rTSR modifier, the following number of FY24 PSUs have been earned and became vested:

Name	Target number of FY24 PSUs (# shares)	Total number of earned FY24 PSUs over three-year measurement period (# shares)
Daniel Shugar	142,912	428,736
Howard Wenger	76,220	228,660
Charles Boynton	N/A	N/A
Bruce Ledesma	50,813	152,439
Nicholas (Marco) Miller	38,110	114,330

Stock options – Previously Granted FY23 Stock Options (IPO Options)

In connection with our initial public offering in 2022, each of our NEOs (other than Mr. Boynton) received special IPO stock option awards that vest based on the achievement of a compound annual growth rate (CAGR) performance metric over the four-year performance period beginning on April 1, 2022 and ending on March 31, 2026, generally subject to the NEO's continuous service through such applicable vesting date (the "IPO Options"). The IPO Options were eligible to vest between 0% and 100% based on the attainment of the following CAGR performance metrics over the performance period as follows:

Performance Level	CAGR Attainment	Percentage of Option Units Vesting
Target	≥ 15%	100% of the number of Option Units granted
Between Threshold and Target	>10% - <15%	Interpolate based on the number of Option Units granted
Threshold	10%	50% of the number of Option Units granted
Below Threshold	< 10%	0% of the number of Option Units granted

For purposes of calculating CAGR achievement, the Company's initial equity valuation was deemed to be $3.0 billion and the calculation of the ending CAGR was based on the average of the Company's closing stock prices on the previous twenty (20) trading days prior to March 31, 2026. The Company's CAGR as of the end of the performance period was 56.76%. Accordingly, the IPO options were earned and vested at 100% of the target number of IPO grants granted, as set forth in the table below.

Name	Target IPO Options (#)	Total IPO Options Earned (#)
Daniel Shugar	398,571	398,571
Howard Wenger	247,619	247,619
Charles Boynton[1]	N/A	N/A
Bruce Ledesma	247,619	247,619
Nicholas (Marco) Miller	132,381	132,381

(1)   Mr. Boynton did not receive an IPO Option.

The IPO Options also contain a unique restriction which (i) provides a limited period of time following vesting to exercise such IPO Options (i.e., by no later than March 15, 2027) or otherwise such IPO Options terminate and (ii) a cap on the maximum "gain" value realizable by the NEO upon exercise of the total award of IPO Options at 250% of the aggregate exercise price (the "Max Benefit Limit"). Once an NEO has exercised IPO Options with a "gain" equal to the Max Benefit Limit, the remaining unexercised IPO Options are forfeited for no consideration.

Deferred compensation awards

Prior to FY24, certain of our NEOs participated in Flex's 2010 Deferred Compensation Plan (the "Flex 2010 Deferred Plan"), under which such NEOs were permitted to make deferrals of base salary and bonus amounts under the Flex 2010 Deferred Plan's voluntary contribution component. Such NEOs ceased to actively participate in the Flex 2010 Deferred Plan at the end of calendar year 2022, although their accounts remain eligible to vest.

During FY24, Nextpower established the Nextpower Inc. Deferred Compensation Plan (the "NXT Deferred Compensation Plan"), a "frozen" inactive deferred compensation program, under which we honor the accruals under the Flex 2010 Deferred Plan. Accordingly, the NEOs have permanently ceased to participate in the Flex 2010 Deferred Plan. Any account balances that were held in the Flex 2010 Deferred Plan were transferred to the NXT Deferred Compensation Plan in connection with the spin-off. No new employer or employee contributions were made during FY24 or will be made in the future to the NXT Deferred Compensation Plan.

Executive perquisites

We provide our NEOs with limited perquisites and other personal benefits that the C&P Committee believes are reasonable and consistent with our overall compensation program to better attract and retain superior employees for key positions. The C&P Committee periodically reviews the levels of perquisites and other personal benefits provided to our NEOs. These benefits are quantified under the "All Other Compensation" column in the Summary Compensation Table.

401(k) Plan

In March 2023, Nextpower's 401(k) Plan (the "401(k) Plan") was established, at which time our employees (subject to our 401(k) Plan's eligibility requirements) began participating in our 401(k) Plan and ceased further participation in Flex's 401(k) plan. Our 401(k) Plan provides for regular matching contributions and discretionary matching contributions. For FY26, the amount of the matching 401(k) Plan contributions made by us to our NEOs are quantified under the "All Other Compensation" column in the Summary Compensation Table.

Benefits Programs

In January 2024 we established a Nextpower welfare benefits program for our employees, at which time our employees, including our NEOs, began participating in such program (subject to such program's eligibility requirements). These benefits included medical, dental, vision, group life, basic disability and accidental death and dismemberment insurance benefits.

Termination and change in control arrangements

On November 19, 2024, our Board of Directors, upon the recommendation of the C&P Committee, approved an executive severance plan (the "Executive Severance Plan") and an executive change in control severance plan (the "Executive Change in Control Severance Plan") for the benefit of employees of the Company at the level of executive vice president or above, which includes each of our NEOs. These plans were developed in consultation with Meridian to align with the predominate peer practices.

Under the Executive Severance Plan, in the event of the executive's termination of employment by the Company without "cause" or the executive's resignation for "good reason" (as such terms are defined in the Executive Severance Plan) that occurs other than in connection with a change in control of the Company, the executive will be eligible to receive the following:

- a cash severance payment equal to one (1) times (or, in the case of the CEO, two (2) times) the sum of the executive's base salary and target bonus;

- a pro-rated target bonus for the fiscal year in which the termination date occurs, less any bonus previously paid;

- any earned but unpaid annual bonus for prior years;

- any unvested equity awards subject only to service-based vesting conditions will accelerate and become vested to the extent such awards were scheduled to vest within 12 months (or, in the case of the CEO, 18 months) following the executive's termination of employment;

- any unvested equity awards subject to performance-based vesting conditions (x) shall be deemed to have achieved the performance goals at the target performance level and (y) will accelerate and become vested to the extent such awards were scheduled to vest (as to service) within 12 months (or, in the case of the CEO, 18 months) following the executive's termination of employment (with such acceleration to be made on a pro-rata basis based on the period during the applicable service-vesting period that the executive was actually employed prior to his or her termination date);

- continuation of benefits under COBRA for one (1) year (or, in the case of the CEO, two (2) years) following the executive's termination date; and

- outplacement services up to $15,000 (or, in the case of the CEO, $20,000).

Under the Executive Change in Control Severance Plan, in the event of the executive's termination of employment (x) by the Company without "cause", (y) the executive's resignation for "good reason" or (z) executive's death or disability (as such terms are defined in the Executive Change in Control Severance Plan), in each case during the period that begins six (6) months before the date of a change in control and ending twenty four (24) months following the date of a change in control, the executive will be eligible to receive the following:

- a cash severance payment equal to two (2) times the sum of (i) the executive's base salary and (ii) the greater of (A) the executive's target bonus or (B) the executive's actual annual bonus earned for the fiscal year in which the termination date occurs, based on the achievement of applicable performance goals through the executive's termination date (such amount described in this clause (B) the "Highest Annual Bonus");

- a pro-rated amount of the executive's Highest Annual Bonus for the fiscal year in which the termination date occurs, less any bonus previously paid;

- any earned but unpaid annual bonus for prior years;

- any unvested equity awards will be accelerated and become vested, with any performance-based vesting conditions deemed achieved at the greater of target performance levels and the actual performance levels as of the date of the change in control;

- continuation of benefits under COBRA for two (2) years following the executive's termination date;

- an amount equal to the total amount the executive would have received under the Company's 401(k) plan as a Company "matching" contribution (assuming maximum employee contributions) for a period of two (2) years following the termination date; and

- outplacement services up to $15,000 (or, in the case of the CEO, $20,000).

For information regarding these plans and the potential benefits applicable to our NEOs under these plans in connection with a change in control and/or termination of employment, see page 61.

Other Compensation Governance Practices

Key Compensation and Governance Policies

The following table summarizes the key compensation and governance polices applicable to our NEOs:

Policy	Overview	Material Features
Stock Ownership Guidelines	Promote stock ownership in Nextpower. More closely align the interests of our executive officers with those of our stockholders.	5x base salary for CEO and President. 2x base salary for other Executive Officers. 5 years from executive officer designation to comply. Includes shares owned outright (including unvested RSUs) excludes stock options and unvested PSUs. As of May 1, 2026, all NEOs have reached ownership requirements or have remaining time to do so.
Insider Trading and Trading Window Policy	Prohibit corporate insiders from taking advantage of material non-public information.	CEO and other NEOs are required to preclear any open market transactions with the Chief Legal Officer and are encouraged to use Rule 10b5-1 stock trading plans. Prohibits the purchase or sale of securities while in possession of material non-public information.

Policy	Overview	Material Features
Clawback Policy	In 2023, the Board adopted the Company's Financial Restatement Compensation Recoupment Policy (the "Recoupment Clawback Policy"), under which the C&P Committee will, to the extent permitted or required by law, recoup any excess incentive compensation received by executive officers due to a financial restatement within three years of discovering the error, regardless of any detrimental conduct.	In 2023, the Board adopted the Recoupment Clawback Policy in accordance with Rule 10D-1. Under the Company's Recoupment Clawback Policy, our C&P Committee will, to the extent permitted by law, recoup any incentive compensation (cash and equity) received by the Company's executive officers in the event of a restatement of financial-based measures (regardless of whether detrimental conduct has occurred). In the case of a restatement of financial-based measures, the Board will reasonably and promptly recover the amount by which the incentive compensation received exceeds the amount that would have been received if the error had not been made within the three years preceding the date on which the Board determines that the financial measure contains a material error.
Hedging and Pledging	Prohibited under the Insider Trading and Trading Window Policy	Under the Company's Insider Trading and Trading Window Policy, all employees are prohibited from engaging in derivative or hedging transactions in Nextpower securities.

Compensation Risk Determination

Our C&P Committee assesses the potential risks relating to our compensation policies and practices for our employees, including those related to our executive compensation programs. Periodically, our C&P Committee reviews and discusses with management the relationship between Nextpower's compensation policies and practices and its risk management, including the extent to which those policies and practices create risks for Nextpower, to ensure that such policies and practices support not only economic performance, but also compliance with our risk management objectives, and to ensure that they do not encourage excessive or unnecessary risk-taking and are not reasonably likely to have a material adverse effect on Nextpower. For our FY26 compensation programs, our C&P Committee determined that its compensation policies and practices appropriately comply with Nextpower's risk management objectives and do not encourage excessive or unnecessary risk-taking.

Equity Grant Practices

We have the following practices regarding equity compensation grants:

- The C&P Committee and/or our Board typically grant annual equity incentive awards to our NEOs during the first quarter of our fiscal year, at such time as the C&P Committee evaluates the compensation for its NEOs for the applicable fiscal year.
- We do not strategically time long-term incentive awards in coordination with the release of material non-public information ("MNPI") and have a policy never to do so.
- We have never timed and do not plan to time the release of MNPI for the purpose of affecting the value of executive compensation.
- Equity award accounting complies with GAAP in the United States and is transparently disclosed in our SEC filings. Share amounts for our RSUs and PSUs are based on a 30-day trailing average from the date of grant.

During FY26, the C&P Committee awarded stock options to our NEOs in the period beginning four business days before our filing of a periodic report on Form 10-K or Form 10-Q or the filing or furnishing of a current report on Form 8-K that disclosed MNPI, and ending one business day after the filing or furnishing of such report (the "Designated Periods"). As required by Item 402(x) of Regulation S-K under the Exchange Act, we are providing the following information relating to stock options awarded to NEOs in the Designated Periods occurring during FY26.

Name	Grant Date	Number of Securities Underlying the Award	Exercise Price of the Award ($/Sh)	Grant Date Fair Value of the Award ($)[1]	Percentage Change in the Closing Market Price of the Securities Underlying the Award Between the Trading Day Ending Immediately Prior to the Disclosure of Material Nonpublic Information and the Trading Day Beginning Immediately Following the Disclosure of Material Nonpublic Information (%)
Daniel Shugar	5/23/2025	76,923	56.05	2,507,690	0
Howard Wenger	5/23/2025	38,461	56.05	1,253,829	0
Charles Boynton[2]	N/A	N/A	N/A	N/A	N/A
Bruce Ledesma	5/23/2025	25,641	56.05	835,897	0
Nicholas (Marco) Miller	5/23/2025	24,999	56.05	814,967	0

(1)   The grant-date fair value of the stock options is $32.60 per share and is estimated using the Black-Scholes Options Pricing.

(2)   Mr. Boynton did not receive a FY26 stock option grant.

Tax Considerations of Our Executive Compensation

Section 162(m) of the Code generally limits the tax deductibility of annual compensation paid by public companies for certain executive officers to $1 million.

In the exercise of its business judgment, and in accordance with its compensation philosophy, the C&P Committee and the Board continue to have flexibility to award compensation that is not tax deductible if it determines that such award is in our stockholders' best interests, is necessary to comply with contractual commitments, or to maintain flexibility needed to attract talent, promote retention or recognize and reward desired performance.

Accounting for Our Stock-Based Compensation

We account for stock-based payments, including grants under each of our equity compensation plans in accordance with the requirements of FASB ASC Topic 718.

Compensation and People Committee Report

Our C&P Committee has reviewed and discussed the section titled "Compensation Discussion and Analysis" with management. Based on such review and discussion, our C&P Committee has recommended to the Board of Directors that the section titled "Compensation Discussion and Analysis" be included in this proxy statement and incorporated into Nextpower's Annual Report on Form 10-K for the fiscal year ended March 31, 2026.

Respectfully submitted by the members of the Compensation and People Committee of the Board of Directors:

The Compensation and People Committee

Willy Shih (Chair)

Julie Blunden

Monica Karuturi

This report of the Compensation and People Committee is required by the SEC and, in accordance with the SEC's rules, will not be deemed to be part of or incorporated by reference by any general statement incorporating by reference this Proxy Statement into any filing under the Securities Act, or under the Exchange Act, except to the extent that we specifically incorporate this information by reference, and will not otherwise be deemed "soliciting material" or "filed" under either the Securities Act or the Exchange Act.

Executive Compensation Tables

The following tables contain information regarding the compensation we provided to our NEOs during the years ended March 31, 2026, 2025 and 2024. A detailed description of the plans and programs under which these NEOs received the following compensation can be found in the section titled "Compensation Discussion and Analysis" of this Proxy Statement. Additional information about these plans and programs is included in the additional tables and discussions that follow the Summary Compensation Table.

Summary Compensation Table

Name and Principal Position	Fiscal Year	Salary ($)[1]	Bonus ($)[2]	Share Awards ($)[3]	Option Awards ($)[4]	Non-Equity Incentive Plan Compensation ($)[5]	All Other Compensation ($)[6]	Total ($)
Daniel Shugar Chief Executive Officer	2026	863,000	—	16,934,598	2,507,690	1,861,750	37,206	22,204,244
	2025	863,000	—	14,144,291	2,963,652	2,072,624	53,845	20,097,412
	2024	849,722	—	13,576,640	3,990,011	2,294,250	14,967	20,725,590
Howard Wenger President	2026	581,731	—	8,467,233	1,253,829	862,920	14,384	11,180,097
	2025	505,000	—	7,072,146	2,469,715	718,716	384	10,765,961
	2024	497,189	—	7,240,900	2,128,009	795,503	1,836	10,663,437
Charles Boynton Chief Financial Officer	2026	600,000	—	8,467,233	—	862,920	14,384	9,944,537
	2025	491,539	2,000,000	15,444,808	—	806,954	320	18,743,621
Bruce Ledesma Chief Legal and Compliance Officer	2026	505,000	—	5,644,866	835,897	645,592	14,384	7,645,739
	2025	505,000	—	4,714,729	987,874	718,716	14,184	6,940,503
	2024	496,527	—	4,827,235	1,418,664	794,443	14,941	7,551,810
Nicholas (Marco) Miller Chief Operating Officer	2026	440,385	—	5,503,662	814,967	503,370	14,384	7,276,768
	2025	400,000	—	4,420,065	926,143	498,120	14,184	6,258,512
	2024	391,596	—	3,620,450	1,064,005	509,074	9,531	5,594,656

(1) Includes amounts contributed under the Flex 2010 Deferred Plan and relevant 401(k) plan accounts.

(2) The amount in FY25 for Mr. Boynton includes a one-time sign-on cash award, which is subject to repayment (in whole or in part) in the event Mr. Boynton is terminated for gross misconduct or he voluntarily resigns prior to the 24-month anniversary of his start date.

(3) Share awards consist of RSUs and PSUs granted under the LTIP during the respective fiscal year. The amounts in this column do not reflect compensation actually received by our NEOs, nor do they reflect the actual value that will be realized by our NEOs. Instead, the amounts reflect the grant date fair value as determined by a nationally recognized third-party valuation firm in accordance with FASB ASC Topic 718 (excluding the effect of estimated forfeitures). The fair value of such PSUs was based on the probable outcome of the performance conditions estimated on the date of grant using a Monte Carlo simulation model. The grant date value of the PSUs granted to the NEOs in FY26, assuming the maximum level of performance conditions will be achieved, is $9,748,708 for Mr. Shugar, $4,874,316 for Mr. Wenger, $4,874,316 for Mr. Boynton, $3,249,569 for Mr. Ledesma, and $3,168,283 for Mr. Miller. For additional information regarding the assumptions made in calculating the amounts reflected in this column in respect of the FY26 RSUs and PSUs, see Note 7 in the notes to the Company's consolidated financial statements included in the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2026.

(4) Consist of stock options granted under the LTIP during such fiscal year. The amounts in this column do not reflect compensation actually received by our NEOs, nor do they reflect the actual value that will be realized by our NEOs. Instead, the amounts reflect the grant date fair value as determined by a nationally recognized third-party valuation firm in accordance with FASB ASC Topic 718 and using Black-Scholes (excluding the effect of estimated forfeitures). For additional information regarding assumptions made in calculating the amounts reflected in this column in respect of the stock options, for the FY26 stock options see Note 7 in the notes to the Company's consolidated financial statements included in the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2026. For additional information, see the section titled "Compensation Discussion and Analysis—Compensation-Setting Process and FY26 Executive Compensation—Final Year - Special Stock Option Awards - FY26" of this Proxy Statement.

(5) The amounts in this column represent incentive cash bonuses earned by our NEOs for the relevant year. For additional information, see the section titled "Compensation Discussion and Analysis—Compensation-Setting Process and FY26 Executive Compensation—Short-Term Incentive Plan" of this Proxy Statement.

(6)   The following table provides a breakdown of compensation included in the "All Other Compensation" column for FY26:

Name	401(k) Matching Contributions ($)	Medical/Enhanced Long-Term Disability ($)	Personal Use of Private Aircraft[1] ($)	Total ($)
Daniel Shugar	14,000	384	22,822	37,206
Howard Wenger	14,000	384	—	14,384
Charles Boynton	14,000	384	—	14,384
Bruce Ledesma	14,000	384	—	14,384
Nicholas (Marco) Miller	14,000	384	—	14,384

(1)   Represents the value of personal use of Company-leased aircraft. Such use is valued based on the aggregate incremental cost to the Company of such personal use of the aircraft in accordance with the Company's Company Aircraft Policy.

Grants of Plan-Based Awards in Fiscal Year 2026

The following table presents information about RSUs, PSUs and stock option awards granted to our NEOs under the LTIP and cash incentive programs under the STIP.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]			All Other Share Awards: Number of Shares of Stock or Units (#)	All other option awards: Number of securities underlying options (#)[3]	Exercise or base price of option awards[3] ($/Sh)	Grant Date Fair Value of Shares and Option Awards[4] ($)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
Daniel Shugar	5/23/2025	—	—	—	64,102	128,205	384,615	—	—	—	9,748,708
	5/23/2025 [5]	—	—	—	—	—	—	128,205	—	—	7,185,890
	5/23/2025	—	—	—	—	—	—	—	76,923	56.05	2,507,690
	5/23/2025	582,525	1,165,050	2,330,100	—	—	—	—	—	—	—
Howard Wenger	5/23/2025	—	—	—	32,051	64,102	192,306	—	—	—	4,874,316
	5/23/2025 [5]	—	—	—	—	—	—	64,102	—	—	3,592,917
	5/23/2025	—	—	—	—	—	—	—	38,461	56.05	1,253,829
	5/23/2025	270,000	540,000	1,080,000	—	—	—	—	—	—	—
Charles Boynton	5/23/2025	—	—	—	32,051	64,102	192,306	—	—	—	4,874,316
	5/23/2025 [5]	—	—	—	—	—	—	64,102	—	—	3,592,917
	5/23/2025	270,000	540,000	1,080,000	—	—	—	—	—	—	—
Bruce Ledesma	5/23/2025	—	—	—	21,367	42,735	128,205	—	—	—	3,249,569
	5/23/2025 [5]	—	—	—	—	—	—	42,735	—	—	2,395,297
	5/23/2025	—	—	—	—	—	—	—	25,641	56.05	835,897
	5/23/2025	202,000	404,000	808,000	—	—	—	—	—	—	—
Nicholas (Marco) Miller	5/23/2025	—	—	—	20,833	41,666	124,998	—	—	—	3,168,283
	5/23/2025 [5]	—	—	—	—	—	—	41,666	—	—	2,335,379
	5/23/2025	—	—	—	—	—	—	—	24,999	56.05	814,967
	5/23/2025	157,500	315,000	630,000	—	—	—	—	—	—	—

(1) These amounts show the range of possible payouts under the cash incentive programs for FY26. The maximum payment represents 200% of the target payment. The threshold payment represents 50% of target payout levels. For the short-term incentive bonus plan, the amounts actually earned for FY26 are reported as Non-Equity Incentive Plan Compensation in the Summary Compensation Table. For additional information, see the section titled "Compensation Discussion and Analysis—Compensation-Setting Process and FY26 Executive Compensation—Short-Term Incentive Plan" of this Proxy Statement.

(2) These amounts show the range of estimated future vesting of the PSU awards granted in FY26 under the LTIP. With respect to the PSUs granted in FY26, (i) 50% of the performance criteria are based on Nextpower's achievement of a FY26 adjusted EBITDA goal and (ii) 50% of the performance criteria are based on Nextpower's achievement of a FY26 adjusted FCF goal. The PSUs are subject to a three-year rTSR modifier based on the level of Nextpower's total stockholder return performance against that of our executive compensation peer group, with 0.75x applied for rTSR achievement at the 25th percentile or below, 1.0x applied for achievement at the 50th percentile and 1.5x applied for achievement at the 75th percentile or above (with linear interpolation applied). The financial metrics can each be earned between 0% and 200% of target and the rTSR modifier can adjust the payout levels under the financial component from 75% to 150% (for a maximum total payout of 300% of target). For additional information, see the section titled "Compensation Discussion and Analysis—Compensation-Setting Process and FY26 Executive Compensation—Long-Term Incentive Plan" of this Proxy Statement.

(3) These columns shows the number of stock option shares granted pursuant to stock option awards in FY26 under the LTIP. For each NEO, the stock option cliff vests after three years, provided that the NEO continues to remain employed on the vesting dates. For additional information, see the section titled "Compensation Discussion and Analysis—Compensation-Setting Process and FY26 Executive Compensation—Long-Term Incentive Plan" of this Proxy Statement. The exercise price of the option listed is the closing price of the Company's Class A common stock on Nasdaq on the date of the grant.

(4) This column shows the grant date fair value of RSU, PSU and stock option awards under the LTIP under FASB ASC Topic 718 granted to our NEOs in FY26. The grant date fair value is the amount that will be expensed in Nextpower's financial statements over the awards' vesting schedule. For RSUs, the grant date fair value reflects the determination by a nationally recognized third-party valuation firm in accordance with FASB ASC Topic 718 as of the grant date. For PSUs, the grant date fair value is based on the probable outcome of the performance conditions as of the grant date, consistent with the estimate of aggregate compensation cost to be recognized over the service period determined as of the grant date under FASB ASC Subtopic 718-10. For stock options, the grant-date fair value is estimated using the Black-Scholes Options Pricing Model. The grant date fair values reflected in this column may differ from the approved values reflected in the CD&A because of the accounting methodology used to report the amounts in this column, as required by SEC rules. For additional information regarding the assumptions made in calculating the amounts reflected in this column in respect of the RSU, PSU and stock option awards, see Note 7 in the notes to our consolidated financial statements, "Stock-based compensation," included in our Annual Report on Form 10-K for the fiscal year ended March 31, 2026.

(5) The amounts present the number of one-time service-based RSU awards granted in FY26 under the LTIP. For each NEO, the RSUs vest in three annual installments at the rate of 30%, 30% and 40%, respectively, provided that the NEO continues to remain employed on the applicable vesting date. For additional information, see the section titled "Compensation Discussion and Analysis—Compensation-Setting Process and FY26 Executive Compensation—Long-Term Incentive Plan" of this Proxy Statement.

Outstanding Equity Awards at 2026 Fiscal Year-End

The following table presents information regarding the outstanding equity awards held by our NEOs under the LTIP as of March 31, 2026. The market value of the share awards is based on the closing price of Nextpower's Class A common stock as of March 31, 2026, which was $120.55. For additional information on our equity incentive programs, see the section titled "Compensation Discussion and Analysis—Compensation-Setting Process and FY26 Executive Compensation—Long-Term Incentive Plan" of this Proxy Statement. With respect to PSU awards described below, the number of unearned shares and the market values shown assume all performance criteria are met at target based on performance through March 31, 2026.

Name	Option Awards					Share Awards			
	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable	Equity incentive plan awards: number of securities underlying unexercised unearned options (#)	Option exercise price ($)	Option expiration date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Daniel Shugar	—	—	398,571 [1]	21.00	3/15/2027	—	—	—	—
	—	—	153,521 [2]	40.47	6/21/2033	—	—	—	—
	—	—	102,019 [3]	47.05	5/21/2034	—	—	—	—
	—	—	76,923 [4]	56.05	5/23/2035	—	—	—	—
	—	—	—	—	—	57,165 [5]	6,891,241	—	—
	—	—	—	—	—	93,982 [6]	11,329,530	—	—
	—	—	—	—	—	128,205 [7]	15,455,113	—	—
	—	—	—	—	—	285,824 [8]	34,456,083	142,912 [9]	17,228,042
	—	—	—	—	—	169,973 [10]	20,490,264	67,130 [11]	8,092,522
	—	—	—	—	—	—	—	128,205 [12]	15,455,113
Howard Wenger	—	—	247,619 [1]	21.00	3/15/2027	—	—	—	—
	—	—	81,878 [2]	40.47	6/21/2033	—	—	—	—
	—	—	85,016 [3]	47.05	5/21/2034	—	—	—	—
	—	—	38,461 [4]	56.05	5/23/2035	—	—	—	—
	—	—	—	—	—	30,488 [5]	3,675,328	—	—
	—	—	—	—	—	46,991 [6]	5,664,765	—	—
	—	—	—	—	—	64,102 [7]	7,727,496	—	—
	—	—	—	—	—	152,440 [8]	18,376,642	76,220 [8]	9,188,321
	—	—	—	—	—	84,987 [10]	10,245,132	33,565 [11]	4,046,261
	—	—	—	—	—	—	—	64,102 [12]	7,727,496

	Option Awards					Share Awards			
Name	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable	Equity incentive plan awards: number of securities underlying unexercised unearned options (#)	Option exercise price ($)	Option expiration date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Charles Boynton	—	—	—	—	—	45,692 (13)	5,508,171	—	—
	—	—	—	—	—	94,757 (14)	11,422,956	—	—
	—	—	—	—	—	64,102 (7)	7,727,496	—	—
	—	—	—	—	—	82,637 (10)	9,961,876	32,637 (11)	3,934,390
						—	—	64,102 (12)	7,727,496
Bruce Ledesma	—	—	247,619 (1)	21.00	3/15/2027	—	—	—	—
	—	—	54,585 (2)	40.47	6/21/2033	—	—	—	—
	—	—	34,006 (3)	47.05	5/21/2034	—	—	—	—
	—	—	25,641 (4)	56.05	5/23/2035	—	—	—	—
	—	—	—	—	—	20,326 (5)	2,450,299	—	—
	—	—	—	—	—	31,328 (6)	3,776,590	—	—
	—	—	—	—	—	42,735 (7)	5,151,704	—	—
	—	—	—	—	—	101,626 (8)	12,251,014	50,813 (9)	6,125,507
	—	—	—	—	—	56,657 (10)	6,830,037	22,377 (11)	2,697,487
	—	—	—	—	—	—	—	42,735 (12)	5,151,704
Nicholas (Marco) Miller	—	—	132,381 (1)	21.00	3/15/2027	—	—	—	—
	—	—	40,939 (2)	40.47	6/21/2033	—	—	—	—
	—	—	31,881 (3)	47.05	5/21/2034	—	—	—	—
	—	—	24,999 (4)	56.05	5/23/2035	—	—	—	—
	—	—	—	—	—	15,244 (5)	1,837,664	—	—
	—	—	—	—	—	29,370 (6)	3,540,554	—	—
	—	—	—	—	—	41,666 (7)	5,022,836	—	—
	—	—	—	—	—	76,220 (8)	9,188,321	38,110 (9)	4,594,161
	—	—	—	—	—	53,116 (10)	6,403,169	20,978 (11)	2,528,898
	—	—	—	—	—	—	—	41,666 (12)	5,022,836

(1)   Represents stock options granted on April 6, 2022. The stock options vested between 0% and 100% based on our equity valuation achieving certain compounded annual growth rates in excess of an initial valuation of $3 billion over the four-year period beginning April 1, 2022 and ending March 31, 2026, with the ending valuation based on the average of our closing stock prices on Nasdaq over the previous twenty (20) trading days prior to March 31, 2026. The Company's CAGR as of the end of the performance period was 56.76%. Accordingly, these options were earned and vested at 100% of the target number of IPO grants granted. The numbers indicated here do not reflect the impact of any maximum benefit limit under the terms of the options. For additional information, see the section titled "Compensation Discussion and Analysis—Appropriate Pay Mix—Stock Options - Previously Granted FY23 Stock Options (IPO Options)" of this Proxy Statement.

(2)   Represents stock options granted on June 21, 2023. The stock options cliff-vested on June 21, 2026.

(3)   Represents stock options granted on May 21, 2024. The stock options will cliff-vest on May 21, 2027, subject to the NEO's continued service through the relevant vesting date.

(4)   Represents stock options granted on May 23, 2025. The stock options will cliff-vest on May 23, 2028, subject to the NEO's continued service through the relevant vesting date.

(5)   Represents service-based RSUs granted on June 21, 2023. The RSUs vested 30% on June 21, 2024, 30% on June 21, 2025, and 40% on June 21, 2026.

(6)   Represents service-based RSUs granted on May 21, 2024. The RSUs vested 30% on May 21, 2025, 30% on May 21, 2026, and 40% will vest on May 21, 2027, subject to the NEO's continued service through the relevant vesting date.

(7)   Represents service-based RSUs granted on May 23, 2025. The RSUs vested 30% on May 23, 2026, and will vest 30% on May 23, 2027, and 40% on May 23, 2028, subject to the NEO's continued service through the relevant vesting date.

(8)   Represents PSUs granted on June 21, 2023 which were earned based on a 200% achievement of the first-year performance period from April 1, 2023 to March 31, 2024 as certified by the Board at the end of FY24. As of March 31, 2026, the PSUs remained subject to a three-year rTSR modifier for the performance period from April 1, 2023 to March 31, 2026 pursuant to which the number of PSUs earned can be adjusted between 75% to 150%. On April 22, 2026, the Board certified the rTSR modifier at 150% and the PSUs became fully vested (see footnote 9). For additional information regarding the vesting of the PSUs, see the section titled "Compensation Discussion and Analysis—Compensation—Setting Process and FY26 Executive Compensation—Long-Term Incentive Plan" of this Proxy Statement.

(9)   Represents PSUs granted on June 21, 2023 referenced in footnote 8 above and that remain subject to an rTSR modifier for the performance period from April 1, 2023 to March 31, 2024, pursuant to which the number of shares earned based on achievement of the financial performance metrics can be adjusted between 75% to 150%. The amounts in the table above are reflected at actual achievement of 150%, as certified by the Board on April 22, 2026. For additional information regarding the vesting of PSUs, see the section titled "Compensation Discussion and Analysis—Compensation—Setting Process and FY26 Executive Compensation—Long-Term Incentive Plan" of this Proxy Statement.

(10)   Represents PSUs granted on May 21, 2024 (or May 29, 2024 for Mr. Boynton) which were earned based on a 126.6% achievement of the first-year performance period from April 1, 2024 to March 31, 2025 as certified by the Board at the end of FY25. These PSUs remain subject to an rTSR modifier performance metric for the performance period from April 1, 2024 to March 31, 2027, pursuant to which the number of shares earned based on achievement of the financial performance metrics can be adjusted between 75% to 150%. These PSUs will vest on March 31, 2027 based on continued service through such date. For additional information regarding the vesting of the PSUs, see the section titled "Compensation Discussion and Analysis—Compensation—Setting Process and FY26 Executive Compensation—Long-Term Incentive Plan" of this Proxy Statement.

(11)   Represents PSUs granted on May 21, 2024 (or May 29, 2024 for Mr. Boynton) referenced in footnote 10 above and that remain subject to an rTSR modifier for the performance period from April 1, 2024 to March 31, 2027, pursuant to which the number of shares earned based on achievement of the financial performance metrics can be adjusted between 75% to 150%. The amounts in the table above are reflected at target. For additional information regarding the vesting of PSUs, see the section titled "Compensation Discussion and Analysis—Compensation—Setting Process and FY26 Executive Compensation—Long-Term Incentive Plan" of this Proxy Statement.

(12)   Represents PSUs granted on May 23, 2025 that were subject to achievement of financial performance criteria for the measurement period from April 1, 2025 to March 31, 2026. Following the end of FY26, the C&P Committee certified the financial performance metrics at 200%. These PSUs remain subject to an rTSR modifier for the performance period from April 1, 2025 to March 31, 2028, pursuant to which the number of shares earned based on achievement of the financial performance metrics can be adjusted between 75% to 150%. The amounts in the table above are reflected at target. For additional information regarding the vesting of PSUs, see the section titled "Compensation Discussion and Analysis—Compensation—Setting Process and FY26 Executive Compensation—Long-Term Incentive Plan" of this Proxy Statement.

(13)   Represents service-based RSUs granted on May 29, 2024. The RSUs vested 30% on May 21, 2025, 30% on May 21, 2026, and will vest 40% on May 21, 2027, subject to the NEO's continued service through the relevant vesting date.

(14)   Represents service-based RSUs granted on May 29, 2024. The RSUs vested 33% on May 21, 2025, and will vest 33% on May 21, 2026, and 33% on May 21, 2027, subject to the NEO's continued service through the relevant vesting date.

Shares Vested in Fiscal Year 2026

The following tables present information regarding, as applicable, (i) exercises of stock option awards, including the number of shares acquired upon exercise and the value realized and the number of shares of outstanding equity awards held by our NEOs under the LTIP as of March 31, 2026, and (ii) the number of shares acquired upon the vesting of share-based awards and the value realized, in each case before payment of any applicable withholding tax and broker commissions under the LTIP as of March 31, 2026. The table below shows information that specifically relates to the outstanding service-based RSU, PSU and stock option awards held by our NEOs under the LTIP.

The following table, as a general matter, presents information for each of our NEOs regarding the number of shares acquired upon the vesting of share awards under the LTIP for the relevant fiscal year and the value realized, in each case before payment of any applicable withholding tax and broker commissions.

	Option Awards		Share Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting[1] (#)	Value Realized on Vesting[2] ($)
Daniel Shugar	—	—	380,407	18,949,827
Howard Wenger	—	—	226,628	11,222,990
Charles Boynton	—	—	66,252	3,833,341
Bruce Ledesma	—	—	212,292	10,395,338
Nicholas (Marco) Miller	—	—	122,484	6,073,795

(1)   The amounts do not include PSUs that vested on March 31, 2026 but were certified and released on May 19, 2026.

(2)   The amounts reflected in this column represent the market value of the underlying Nextpower Class A Common Stock as of the vesting date.

Pension Benefits in Fiscal Year 2026

Our NEOs do not receive any compensation in the form of pension benefits.

Nonqualified Deferred Compensation in Fiscal Year 2026

During FY26, none of our NEOs contributed to a deferred compensation plan.

Potential Payments Upon Termination or Change in Control

As described in the section titled "Compensation Discussion and Analysis" of this Proxy Statement, our NEOs do not have employment agreements with us.

On November 19, 2024, our Board of Directors, upon the recommendation of the C&P Committee, approved the Executive Severance Plan and the Executive Change in Control Severance Plan for the benefit of employees of the Company at the level of executive vice president or above, including our NEOs.

Under the Executive Severance Plan, in the event of the executive's termination of employment by the Company without "cause" or the executive's resignation for "good reason" (as such terms are defined in the Executive Severance Plan) that occurs other than in connection with a change in control of the Company, the executive will be eligible to receive the following:

- a cash severance payment equal to one (1) times (or, in the case of the CEO, two (2) times) the sum of the executive's base salary and target bonus;
- a pro-rated target bonus for the fiscal year in which the termination date occurs, less any such bonus previously paid;
- any earned but unpaid annual bonus for prior years;
- any unvested equity awards subject only to service-based vesting conditions will accelerate and become vested to the extent such awards were scheduled to vest within 12 months (or, in the case of the CEO, 18 months) following the executive's termination of employment;
- any unvested equity awards subject to performance-based vesting conditions (x) shall be deemed to have achieved the performance goals at the target performance level and (y) will accelerate and become vested to the extent such awards were scheduled to vest (as to service) within 12 months (or, in the case of the CEO, 18 months) following the executive's termination of employment (with such acceleration to be made on a pro-rata basis determined based on the period during the applicable service-vesting period that the executive was actually employed prior to his or her termination date);
- continuation of benefits under COBRA for one (1) year (or, in the case of the CEO, two (2) years) following the executive's termination date; and
- outplacement services up to $15,000 (or, in the case of the CEO, $20,000).

Under the Executive Change in Control Severance Plan, in the event of the executive's termination of employment (x) by the Company without "cause", (y) the executive's resignation for "good reason" or (z) executive's death or disability (as such terms are defined in the Executive Change in Control Severance Plan), in each case during the period that begins six (6) months before the date of a change in control and ending twenty four (24) months following the date of a change in control, the executive will be eligible to receive the following:

- a cash severance payment equal to two (2) times the sum of (i) the executive's base salary and (ii) the greater of (A) the executive's target bonus or (B) the executive's Highest Annual Bonus;
- a pro-rated amount of the executive's Highest Annual Bonus for the fiscal year in which the termination date occurs, less any such bonus previously paid;
- any earned but unpaid annual bonus for prior years;
- any unvested equity awards will be accelerated and become vested, with any performance-based vesting conditions deemed achieved at the greater of target performance levels and the actual performance levels as of the date of the change in control;
- continuation of benefits under COBRA for two (2) years following the executive's termination date;
- an amount equal to the total amount the executive would have received under the Company's 401(k) plan as a Company "matching" contribution (assuming maximum employee contributions) for a period of two (2) years following the termination date; and
- outplacement services up to $15,000 (or, in the case of the CEO, $20,000).

The following table and accompanying notes show the estimated payments and benefits that would have been provided to each NEO under Nextpower's compensation and benefit plans in the event of a change in control or upon a qualifying termination of employment (i.e., involuntary termination without cause or resignation for good reason) or the applicable NEO's death or disability. It is assumed for purposes of the following table that the LTIP is not assumed by the successor company in connection with the change in control. Additionally, calculations for the applicable tables further assume that the triggering event took place on March 31, 2026, the last business day of Nextpower FY26, and are based on the closing price per share of Nextpower's Class A Common Stock on March 31, 2026, which was $120.55. All unearned performance awards are reflected at the target level of performance.

Name	Termination without cause by Nextpower or for good reason in connection with a change in control, or by death or disability within 6 months prior and 24 months after a change in control ($)	Termination without cause by Nextpower or for good reason not in connection with a change in control ($)	Death & Disability ($)
Daniel Shugar			
Base and Bonus	4,056,100	4,056,100	—
Vesting of Stock Options	24,753,892	19,792,358	17,438,695
Vesting of RSUs	33,675,884	27,493,814	17,804,556
Vesting of PSUs	48,868,197	33,413,085	33,169,799
COBRA Payment	43,423	43,423	—
Outplacement Services	20,000	20,000	—
Total	111,417,496	84,818,780	68,413,050
Howard Wenger			
Base and Bonus	2,280,000	1,140,000	—
Vesting of Stock Options	15,286,201	6,556,790	10,649,271
Vesting of RSUs	17,067,590	8,421,334	9,114,783
Vesting of PSUs	25,008,339	9,188,321	17,159,180
COBRA Payment	302	151	—
Outplacement Services	15,000	15,000	—
Total	59,657,432	25,321,596	36,923,234
Charles Boynton			
Base and Bonus	2,280,000	1,140,000	—
Vesting of Stock Options	—	—	—
Vesting of RSUs	24,658,623	9,793,590	12,704,512
Vesting of PSUs	15,596,277	—	7,821,691
COBRA Payment	62,098	31,049	—
Outplacement Services	15,000	15,000	—
Total	42,611,998	10,979,639	20,526,203

Name	Termination without cause by Nextpower or for good reason in connection with a change in control, or by death or disability within 6 months prior and 24 months after a change in control ($)	Termination without cause by Nextpower or for good reason not in connection with a change in control ($)	Death & Disability ($)
Bruce Ledesma			
Base and Bonus	1,818,000	909,000	—
Vesting of Stock Options	8,524,452	4,371,167	6,085,789
Vesting of RSUs	11,378,594	5,614,206	6,076,658
Vesting of PSUs	16,672,186	6,125,507	11,439,399
COBRA Payment	79,280	39,640	—
Outplacement Services	15,000	15,000	—
Total	**38,487,512**	**17,074,520**	**23,601,846**
Nicholas (Marco) Miller			
Base and Bonus	1,530,000	765,000	—
Vesting of Stock Options	7,234,149	3,278,395	4,945,922
Vesting of RSUs	10,401,054	4,861,854	5,326,727
Vesting of PSUs	14,674,793	4,594,161	9,640,304
COBRA Payment	36,673	18,336	—
Outplacement Services	15,000	15,000	—
Total	**33,891,669**	**13,532,746**	**19,912,953**

Equity Compensation Plan Information

The following table presents certain information with respect to our equity compensation plans as of March 31, 2026, as required by Item 201(d) of Regulation S-K under the Exchange Act.

Plan Category	Number of Securities to Be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity Compensation Plans Approved by Stockholders	3,520,850 [1]	27.48	11,509,173
Equity Compensation Plans Not Approved by Stockholders	—	—	—
Total	**3,520,850.00**	**27.48**	**11,509,173**

(1) Included in this amount is the maximum number of Class A common stock that may be issued under awards under the 2022 Equity Incentive Plan outstanding as of March 31, 2026, assuming the maximum level of attainment of any applicable performance goals. As of March 31, 2026, the weighted average remaining contractual term of outstanding options was 2.8 years.

Stock Performance Graph

Our Class A common stock is listed on Nasdaq under the symbol "NXT." The transfer agent and registrar for shares of our Class A common stock is Computershare Trust Company, N.A. The stock performance graph below shows our cumulative return for the period from the completion of our initial public offering on February 9, 2023 until March 31, 2026, as compared to the Nasdaq Composite Index and the MAC Global Solar Energy Stock Index (https://macsolarindex.com/stocks-in-the-index). The performance chart assumes (1) $100 was invested at the opening price on February 9, 2023 in shares of Nextpower Inc. Class A common stock, along with $100 in each of the Nasdaq Composite Index and the MAC Global Solar Energy Stock Index and (2) all dividends are reinvested.



Pay-Versus-Performance

As required by Section 953(a) of the Dodd-Frank Act, we are providing the information below to illustrate the relationship between the SEC-defined compensation actually paid ("CAP") and various measures used to gauge the Company's financial performance in conformance with Item 402(v) of Regulation S-K. The following table sets forth the compensation for our Principal Executive Officer (the "PEO") and the average compensation for our other NEOs, both as reported in the Summary Compensation Table and with certain adjustments to reflect the CAP to such individuals, as defined under SEC rules, for FY26, FY25 and FY24. The table also provides information on our cumulative TSR, the cumulative TSR of our Peer Group, Net Income and Revenue.

Year (a)	Summary Compensation Table Total for PEO[1][2] ($) (b)	Compensation Actually Paid to PEO[3] ($) (c)	Average Summary Compensation Table Total for Non-PEO NEOs[1][2] ($) (d)	Average Compensation Actually Paid to Non-PEO NEOs[3] ($) (e)	Value of Initial Fixed $100 Investment Based On: Total Stockholder Return[4] ($) (f)	Peer Group Total Stockholder Return[5] ($) (g)	Net Income[6] ($) (h)	Revenue[7][8] ($) (i)
FY2026	22,204,244	64,419,952	9,011,785	26,695,632	396	132	585,883,000	3,559,390,000
FY2025	20,097,412	34,592,657	9,109,211	14,300,511	138	100	517,246,000	2,959,197,000
FY2024	20,725,590	22,608,078	8,207,944	9,103,237	185	97	496,215,000	2,499,841,000
FY2023	9,178,856	12,042,936	4,592,852	5,630,395	119	99	121,333,000	1,907,137,000

(1) Compensation for our PEO reflects the amounts reported in the "Summary Compensation Table" for the respective years. Our PEO for all fiscal years shown was Daniel Shugar.

(2) Our non-PEO NEOs in FY26 included Charles Boynton, Howard Wenger, Bruce Ledesma, and Nicholas (Marco) Miller. Our non-PEO NEOs in FY25 included Charles Boynton, Howard Wenger, Bruce Ledesma, Nicholas (Marco) Miller and David Bennett. Our non-PEO NEOs in FY24 included Charles Boynton, Howard Wenger, Bruce Ledesma, Nicholas (Marco) Miller, Léah Schlesinger and David Bennett.

(3) CAP for the PEO and average CAP for our non-PEO NEOs in FY26 reflects the respective amounts set forth in columns (b) and (d), adjusted as follows in the table below, as determined in accordance with SEC rules. These dollar amounts do not reflect the actual amount of compensation earned by or paid to the PEO and our other NEOs during the applicable year. The amounts reflected in the table below for the year-over-year change in fair value of equity awards granted to our NEOs in FY26.

	PEO FY26 ($)	Non-PEOs FY26 ($)
Summary Compensation Table Total	22,204,244	9,011,785
Less Stock Award Value Reported in Summary Compensation Table for the Covered Year	(19,442,288)	(7,746,922)
Plus Fair Value for Awards Granted in the Covered Year	16,879,470	6,684,436
Change in Fair Value of Outstanding Unvested Awards from Prior Years	18,318,201	8,168,923
Change in Fair Value of Awards from Prior Years that Vested in the Covered Year	26,460,325	10,577,410
Less Fair Value of Awards Forfeited during the Covered Year	—	—
Plus Fair Value of Incremental Dividends or Earnings Paid on Stock Awards	—	—
Compensation Actually Paid	64,419,952	26,695,632

Fair values set forth in the table above are computed in accordance with FASB ASC 718 as of the end of the respective fiscal year, other than fair values of awards that vest in the covered year, which are valued as of the applicable vesting date or fair values of awards that were forfeited in the covered year, which are valued as of the last day of the year immediately preceding the covered year.

(4)   Total Stockholder Return (TSR) is cumulative for the measurement periods beginning on the effective date of our IPO on February 9, 2023 and ending on each of March 31, 2023, March 31, 2024, March 31, 2025 and March 31, 2026, respectively, calculated in accordance with Item 201(e) of Regulation S-K. The Peer Group for purposes of this table is the same as our Peer Group as determined under Item 201(e) of Regulation S-K and described in the section titled "Stock Performance Graph."

(5)   Based on the advice of Meridian, a thorough review of the benchmarking Peer Group was conducted in FY26. Based on that review, our Peer Group was updated to include the following companies: Array Technologies, Inc.; Dropbox, Inc.; EnerSys; Enphase Energy, Inc.; F5, Inc.; First Solar, Inc.; Fluence Energy, Inc.; Juniper Networks, Inc.; Keysight Technologies, Inc.; Logitech International, S.A.; NetApp, Inc.; nVent Electric plc; Okta, Inc.; Pure Storage, Inc.; Resideo Technologies, Inc.; Skyworks Solutions, Inc.; SolarEdge Technologies, Inc.; Sunnova Energy International Inc.; Sunrun Inc. and Trimble Inc.

If no changes were made to the historical compensation benchmarking consisting of the following companies: Advanced Energy Industries, Inc.; Arcosa, Inc.; Array Technologies, Inc.; EnerSys; First Solar, Inc.; Generac Holdings Inc.; Gibraltar Industries, Inc.; Itron, Inc.; Littelfuse, Inc.; MKS Instruments, Inc.; Shoals Technologies Group, Inc.; SolarEdge Technologies, Inc.; SunPower Corporation; Sunrun Inc.; and Wolfspeed, Inc., the value of a $100 investment made on 2/9/2023 would be as follows:

Year End	Nextpower ($)	Historical Compensation Peer Group ($)
2026	396	141
2025	138	74
2024	185	81
2023	106	102

(6)   Reflects "Net Income" in the Company's Consolidated Statements of Income included in the Company's Annual Reports on Form 10-K for the fiscal years ended March 31, 2023, March 31, 2024, March 31, 2025 and March 31, 2026, respectively.

(7)   The following table sets forth an unranked list of the financial performance measures that we view as the "most important" measures for linking our NEOs' compensation to performance. For more information on the financial performance metrics that are listed below and how they are utilized in our compensation program, please see the section titled "Compensation Discussion and Analysis".

Performance Measures
Revenue
Adjusted EBITDA[*]
Adjusted diluted EPS
Adjusted free cash flow[*]

*   "Adjusted EBITDA," "Adjusted diluted EPS" and "adjusted free cash flow" are non-GAAP metrics. See Appendix A of this Proxy Statement for definitions of adjusted EBITDA (with respect to the adjusted EBITDA performance metric), adjusted diluted EPS (with respect to the adjusted diluted EPS performance metric) and adjusted free cash flow (with respect to the adjusted free cash flow performance metric) and a reconciliation of these non-GAAP measures to the most comparable GAAP financial measures.

From the above list of performance measures, we view Revenue as our most important financial performance measure used to link compensation actually paid to our PEO and other NEOs to Company performance for FY26. Revenue is a key component of the Company's long-term incentive program, and is a performance measure over which our NEOs can have significant impact. In addition, Revenue is directly linked to the Company's long-term strategic growth plan and performance that drive stockholder value and is highly correlated with fluctuations in our stock price.

As for the other performance measures listed in the table above, adjusted EBITDA and adjusted free cash flow are equally weighted metrics in our long-term performance-based incentive compensation program for FY26, which was a key component of our NEOs' pay in FY26.

(8)   Represents the Revenue of the Company, as measured by the Company in accordance with Accounting Standards Codification ("ASC") Topic 606, Revenue from Contracts with Customers.

Relationship Between Financial Measures and Compensation Actually Paid

The SEC's rules require that the pay versus performance disclosure include an unranked list of three to seven performance measures that the Company considers to be its most important measures used to align CAP to the NEOs to a company's performance. The table above represents the unranked list of the "most important" financial measures the Company used to align CAP to our NEOs for FY26 to the Company's performance.

For additional information regarding how the above listed performance measures were utilized as part of our executive compensation program in FY26, see the section titled "Compensation Discussion and Analysis."

Compensation Actually Paid Versus TSR Versus Peer Group TSR

The following graph shows how the amount of compensation actually paid to our PEO and the average amount of compensation actually paid to our other NEOs compared with our cumulative TSR and the cumulative TSR of our peer group over the covered fiscal years.



CEO AND AVERAGE NEO CAP VERSUS NEXTPOWER TSR AND PEER GROUP TSR

For additional details regarding how TSR was utilized under our FY26 LTIP to link pay with performance, please refer to Compensation Discussion and Analysis—Compensation—Setting Process and FY26 Executive Compensation—Long-Term Incentive Plan of this Proxy Statement.

Compensation Actually Paid Versus Net Income

The following graph shows how the amount of compensation actually paid to our PEO and the average amount of compensation actually paid to our other NEOs compared with our Net Income over the covered fiscal years.



CEO AND AVERAGE NEO CAP VERSUS NEXTPOWER NET INCOME

Compensation Actually Paid Versus Revenue

The following graph shows how the amount of compensation actually paid to our PEO and the average amount of compensation actually paid to our other NEOs compared with our revenue over the covered fiscal years.



CEO AND AVERAGE NEO CAP VERSUS NEXTPOWER REVENUE

For additional details regarding how revenue was utilized under our FY26 compensation program to link pay with performance, please refer to Compensation Discussion and Analysis—Compensation—Setting Process and FY26 Executive Compensation of this Proxy Statement.

CEO Pay Ratio

As required by Section 953(b) of the Dodd-Frank Act, and Item 402(u) of Regulation S-K (collectively, the "Pay Ratio Rule"), we are providing information about the relationship of the total annual compensation of Mr. Shugar, our CEO, to the total annual compensation of our median employee. The Company believes that the pay ratio included below is a reasonable estimate calculated in a manner consistent with Item 402(u) of Regulation S-K.

As of March 31, 2026, our last completed fiscal year:

- We have estimated that the total annual compensation of our median employee (other than our CEO) was $68,491; and
- The total annual compensation of our CEO, as reported in the Summary Compensation Table, was $22,204,244.

Based on this information, for FY26, the ratio of the total annual compensation for Mr. Shugar, our CEO, to the total annual compensation of our median employee was 324 to 1.

Methodology for Identifying Our Median Employee

Employee Population

To identify the median of the annual total compensation of all of our employees (other than our CEO), we first identified our total employee population from which we determined our median employee. We determined that, as of March 31, 2026, our employee population consisted of approximately 1,993 full-time employees (of which approximately 48% were located in the United States and 52% were located in India and other international offices).

Determining our Median Employee

To identify our median employee from our employee population, we compared the amount of base salary of our employees as reflected in our employee records and converted to U.S. Dollars. In making this determination, we utilized the annualized compensation of our full-time employees, including those who were hired in FY26 (but did not work for us for the entire fiscal year) and permanent part-time employees (reflecting what they would have earned if they had worked the entire year at their part-time schedule). We identified our median employee using this compensation measure, which was consistently applied to all our employees included in the calculation.

Determination of Annual Total Compensation of our Median Employee and our CEO

Once we identified our median employee, we then calculated such employee's annual total compensation for FY26 by using the same methodology we used for purposes of determining the annual total compensation of our NEOs for FY26 as set forth in the Summary Compensation Table on page 54.

Our CEO's annual total compensation for FY26 for purposes of the Pay Ratio Rule is equal to the amount reported in the "Total" column in the Summary Compensation Table.

Please note that SEC rules for identifying the median employee and calculating the pay ratio allow companies to apply various methodologies and apply various assumptions and, as result, the pay ratio reported by us may not be comparable to the pay ratio reported by other companies.

Director Compensation Program

Directors who are not our employees, and who are not employees or partners of TPG (together, the "Compensated Directors") are eligible to receive compensation for their service on our Board consisting of annual cash retainers. The non-employee directors who are employees of Nextpower, or employees or partners of TPG, will not receive compensation for their service as directors. On August 19, 2025, the Board, upon consultation with Meridian, the Company's compensation consultant, approved changes (both increases and decreases) to the Board of Director retainers to align pay components with the Company's peer median. The table below reflects the annual retainers Compensated Directors received or will receive for their service on our Board before and after August 19, 2025. The retainers are paid in four equal quarterly installments and prorated for any partial year of service on our Board:

Position	Retainer (prior to August 19, 2025) ($)	Retainer (effective August 19, 2025) ($)
Chairperson	115,000	135,000
Board Member	65,000	70,000
Audit Committee:		
Chairperson	25,000	30,000
Committee Member	12,500	15,000
Compensation and People Committee:		
Chairperson	25,000	20,000
Committee Member	12,500	10,000
Nominating, Governance and Public Responsibility Committee:		
Chairperson	10,000	15,000
Committee Member	5,000	7,500

Our Compensated Directors will receive (at the discretion of our Board) an annual grant of RSUs with an aggregate grant date value of $250,000 (with an additional grant of RSUs having an aggregate grant date value of $65,000 made to the chairperson of our Board), subject to the terms of the LTIP and the award agreement pursuant to which such award is granted. These RSUs will be granted on the business day immediately following each annual meeting of our stockholders. These RSUs vest on the one-year anniversary of the date of grant (or, if earlier, on the business day immediately preceding the next annual meeting of our stockholders), subject to continued service.

The grants described above will be prorated for Compensated Directors with respect to their service that commences prior to the expected date of our annual meeting of stockholders.

Our directors will be reimbursed for reasonable out-of-pocket costs and expenses incurred in attending meetings of our Board or any committee thereof, as well as for any fees incurred in attending continuing education courses of up to $10,000 per director in any fiscal year. Our directors are entitled to the protection provided by the indemnification provisions in our Second Amended and Restated Certificate of Incorporation. We have also entered into customary indemnification agreements with each of our directors. Our Board may revise the compensation arrangements for our directors from time to time.

In connection with their services during FY26, each of Julie Blunden, Jeffrey Guldner, Monica Karuturi, Mark Menezes, Willy Shih, Brandi Thomas and William Watkins received awards of RSUs. Each of Ms. Blunden, Mr. Guldner, Ms. Karuturi, Mr. Menezes, Mr. Shih and Ms. Thomas received a grant of 3,692 shares of the Company's Class A Common Stock on August 19, 2025. Mr. Watkins, as chairman of the Board, received a grant of 4,652 shares of the Company's Class A common stock on August 19, 2025. In addition, Ms. Karuturi and Mr. Menezes each received a grant of 419 shares of the Company's Class A common stock on June 17, 2025, which amount is a prorated grant for such director's service from such director's appointment date through the date of the 2025 Annual Meeting. These RSUs each vest on the business day immediately preceding our annual meeting of stockholders, subject to continued service.

Director Stock Ownership Guidelines

We have adopted robust stock ownership guidelines for our directors and executive officers in order to further align our directors' and executive officers' interests with those of our stockholders. Within five years of becoming subject to the guidelines, our non-employee directors are expected to hold Nextpower stock valued at not less than five times their total annual cash retainer for Board and committee service. Stock ownership for purposes of the stock ownership guidelines include the following: (i) shares of stock owned directly, (ii) unvested restricted stock and unvested RSUs that are stock-settled and only subject to time-based vesting, (iii) shares held in retirement and savings accounts and (iv) deferred shares. Stock ownership will not include shares underlying unvested stock options (whether vested or unvested) and unearned performance shares or unearned PSUs.

Director Summary Compensation in FY26

The following table sets forth the FY26 compensation for our Compensated Directors.

Name[1]	Fees Earned or Paid in Cash[2] ($)	Stock Awards[3] ($)	All Other Compensation ($)	Total ($)
Julie Blunden	93,750	250,000	0	343,750
Jeffrey Guldner	75,625	250,000	0	325,625
Monica Karuturi[1]	62,227	275,479	0	337,706
Mark Menezes[1]	60,136	275,479	0	335,615
Willy Shih	100,625	250,000	0	350,625
Brandi Thomas	111,875	250,000	0	361,875
William (Bill) Watkins	150,625	315,000	0	465,625

(1) Ms. Karuturi and Mr. Menezes joined our Board on June 17, 2025 and each such director's initial RSU award was pro-rated through the date of the 2025 Annual Meeting.

(2) This column represents the amount of cash compensation earned in FY26 for service on our Board and committees. Such amounts were prorated for Ms. Karuturi and Mr. Menezes based on their respective start dates.

(3) This column represents the grant date fair value of RSU awards granted in FY26 in accordance with FASB ASC Topic 718. The grant date fair value of RSU awards reflects the grant date fair value as determined on the date of grant, the grant date of such awards, in accordance with FASB ASC Topic 718. For additional information regarding the assumptions made in calculating the amounts reflected in this column in respect of the RSU awards, see Note 7 in the notes to our consolidated financial statements, "Stock-based compensation," included in our Annual Report on Form 10-K for the fiscal year ended March 31, 2026. As of March 31, 2026, the number of non-employee director unvested RSUs held by each of Ms. Blunden, Mr. Guldner, Ms. Karuturi, Mr. Menezes, Mr. Shih, Ms. Thomas was 3,692 shares. As of March 31, 2026, the number of non-employee director unvested RSUs held by Mr. Watkins was 4,652 shares. The unvested RSUs will vest in full on the business day immediately preceding the Annual Meeting (August 17, 2026).

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information known to us regarding the beneficial ownership of our Class A common stock as of June 5, 2026 by:

- each person or group who is known by us to beneficially own 5% or more of our outstanding shares of our Class A common stock (including any securities convertible or exchangeable within 60 days into Class A common stock, as applicable);
- each of our current NEOs and directors individually; and
- all of our current executive officers and directors as a group.

We have determined beneficial ownership in accordance with the rules of the SEC. Under such rules, beneficial ownership includes any shares over which the person or entity has sole or shared voting power or investment power as well as any shares that the person or entity has the right to acquire within 60 days of June 5, 2026, through the exercise or vesting of any option, warrant or other right. In computing the percentage beneficial ownership of a person, Class A common stock not outstanding and subject to options, warrants or other rights held by that person that are currently exercisable or vesting or exercisable or vesting within 60 days of June 5, 2026 are deemed outstanding for purposes of calculating the percentage ownership of that person, but are not deemed outstanding for computing the percentage ownership of any other person. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that each person or entity named in the table below has sole voting and investment power with respect to all shares of Class A common stock that he, she or it beneficially owns, subject to applicable community property laws. As of June 5, 2026, there were no holders of our Class B common stock.

Name and address of beneficial owner	Class A common stock beneficially owned (on a fully exchanged and converted basis)	
	Number of Shares Beneficially Owned (#)	Percentage of Shares Beneficially Owned (%)
BlackRock, Inc. [1]	20,403,744	13.48
FMR LLC [2]	20,240,838	13.37
Directors and Named Executive Officers		
Daniel Shugar [3]	627,532	*
Howard Wenger [4]	272,496	*
Bruce Ledesma [5]	160,049	*
Nicholas (Marco) Miller [6]	76,903	*
Charles Boynton	56,440	*
Willy Shih [7]	46,264	*
Brandi Thomas [7]	8,895	*
William Watkins [8]	7,125	*
Julie Blunden [7]	6,012	*
Jeffrey Guldner [7]	4,169	*
Monica Karuturi [7]	419	*
Mark Menezes [7]	419	*
Steven Mandel	—	—
All directors and executive officers as a group (13 persons) [9]	**1,266,723**	*

* Indicates beneficial ownership of less than 1% of the outstanding shares of our Class A common stock.

(1)   Based on information reported by BlackRock, Inc. on Schedule 13G/A filed with the SEC on April 25, 2025. Of the shares of Class A common stock beneficially owned, BlackRock, Inc. reported that, as of April 25, 2025, it had sole voting power with respect to 20,202,197 shares, sole dispositive power with respect to 20,403,744 shares, shared voting power with respect to no shares and shared dispositive power with respect to no shares. BlackRock, Inc. listed its address as 50 Hudson Yards, New York, NY 10001.

(2)   Based on information reported by FMR LLC on Schedule 13G/A filed with the SEC on May 6, 2026. Of the shares of Class A common stock beneficially owned, FMR LLC reported that, as of May 6, 2026, it had sole voting power with respect to 20,196,318 shares, sole dispositive power with respect to 20,240,838 shares, shared voting power with respect to no shares and shared dispositive power with respect to no shares. FMR LLC listed its address as 245 Summer Street, Boston, MA 02210.

(3)   Includes (i) 153,521 shares of Class A common stock underlying stock options held by Mr. Shugar that are exercisable within 60 days of June 5, 2026; (ii) 57,165 shares of Class A common stock underlying RSUs held by Mr. Shugar that are releasable within 60 days of June 5, 2026; and (iii) 18,104 shares of Class A common stock held of record by Mr. Shugar and his wife, as trustees of the Kathleen and Daniel Shugar Family Trust, dated May 10, 2007. Mr. Shugar has shared voting power and shared dispositive power with respect to the shares held of record by Mr. Shugar and his wife, as trustees of the Kathleen and Daniel Shugar Family Trust, dated May 10, 2007.

(4)   Includes (i) 81,878 shares of Class A common stock underlying stock options held by Mr. Wenger that are exercisable within 60 days of June 5, 2026; and (ii) 30,488 shares of Class A common stock underlying RSUs held by Mr. Wenger that are releasable within 60 days of June 5, 2026.

(5)   Includes (i) 54,585 shares of Class A common stock underlying stock options held by Mr. Ledesma that are exercisable within 60 days of June 5, 2026; and (ii) 20,326 shares of Class A common stock underlying RSUs held by Mr. Ledesma that are releasable within 60 days of June 5, 2026.

(6)   Includes (i) 40,939 shares of Class A common stock underlying stock options held by Mr. Miller that are exercisable within 60 days of June 5, 2026; and (ii) 15,244 shares of Class A common stock underlying RSUs held by Mr. Miller that are releasable within 60 days of June 5, 2026.

(7)   Does not include 3,692 shares underlying RSUs that vest on the business day immediately preceding the date of the Annual Meeting.

(8)   Does not include 4,652 shares underlying RSUs that vest on the business day immediately preceding the date of the Annual Meeting.

(9)   Includes (i) 330,923 shares of Class A common stock underlying stock options held by directors and officers as a group that are exercisable within 60 days of June 5, 2026; and (ii) 123,223 shares of Class A common stock underlying RSUs held by directors and officers as a group that are releasable within 60 days of June 5, 2026.

Delinquent Section 16(a) Reports

Section 16 of the Exchange Act of 1934 requires Nextpower's directors, executive officers and any persons who own more than 10% of Nextpower's Class A common stock to file with the SEC initial reports of ownership and reports of changes in ownership of our common stock. Such persons are required by SEC regulations to furnish Nextpower with copies of all Section 16(a) forms that they file.

To our knowledge, based solely on a review of such reports filed with the SEC and written representations that no other reports were required, during the fiscal year ended March 31, 2026 we believe that our directors, officers and persons who beneficially own more than 10% of Nextpower's Class A common stock timely filed all reports required under Section 16(a).

Certain Relationships and Related Party Transactions

We describe below transactions and series of similar transactions, since the beginning of our last fiscal year or currently proposed, to which we were a party or will be a party, in which:

- the amounts involved exceed $120,000; and
- any of our directors, executive officers or beneficial holders of more than 5% of any class of our capital stock had or will have a direct or indirect material interest.

Other than as described below, there have not been, nor are there any currently proposed, transactions or series of similar transactions meeting these criteria to which we have been or will be a party other than compensation arrangements, which are described where required under the section titled "Compensation Discussion and Analysis." The following discussion reflects our relationships and related party transactions; some of these transactions were entered into prior to adoption of our related party transaction policy, and as such, were not subject to the approval and review procedures set forth in the current policy but were nonetheless subject to the approval and review procedures in effect at the applicable times.

Executive Officer and Director Compensation Arrangements

See the section titled "Compensation Discussion and Analysis" for information regarding compensation arrangements with our executive officers and directors, which include, among other things, employment, termination of employment and change in control arrangements, stock awards, stock options and certain other benefits.

Director and Executive Officer Indemnification

Our Second Amended and Restated Certificate of Incorporation provides for indemnification for directors and certain officers to the fullest extent permitted by law. We previously entered into indemnification agreements with each director and executive officer and certain other officers. Such agreements provide, among other things, our officers and directors with contractual rights to indemnification, expense advancement and reimbursement, to the fullest extent permitted by law, including to the extent they serve at our request as directors, officers, employees or other agents at another corporation or enterprise, as the case may be, to the fullest extent permitted by law.

Policies and Procedures for Related Party Transactions

Our Board has adopted a written related person transaction policy that sets forth the following policies and procedures for the review and approval or ratification of related person transactions. A "related person transaction" is a transaction, arrangement or relationship in which we or any of our subsidiaries was, is or will be a participant, the amount of which involved exceeds $120,000, and in which any related person had, has or will have a direct or indirect material interest. A "related person" means:

- any person who is or was since the beginning of the last fiscal year for which the Company has filed an Annual Report on Form 10-K and proxy statement an executive officer or director of the Company or a nominee for director of the Company;
- a beneficial owner of 5% or more of any class of voting securities of the Company; or
- any immediate family member of any of the foregoing persons, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, sister-in-law or any person (other than a tenant or employee) sharing the household of such director, executive officer or beneficial owner of more than 5% of our voting stock.

We have policies and procedures designed to minimize potential conflicts of interest arising from any dealings we may have with our affiliates and to provide appropriate procedures for the disclosure of any actual or potential conflicts of interest that may exist from time to time. Specifically, pursuant to our Audit Committee charter, our Audit Committee has the responsibility to review related person transactions.

Householding of Proxy Materials; Availability of Annual Report

The SEC has adopted rules that permit companies and intermediaries (e.g., brokers) to satisfy the delivery requirements for Proxy Availability Notice or other proxy materials with respect to two or more stockholders sharing the same address by delivering a single Proxy Availability Notice or other proxy materials addressed to those stockholders. This process, which is commonly referred to as householding, potentially provides extra convenience for stockholders and cost savings for companies. Stockholders who participate in householding will continue to be able to access and receive separate proxy cards.

This year, a number of brokers with account holders who are our stockholders will be "householding" our proxy materials. A Proxy Availability Notice or proxy materials will be delivered in one single envelope to multiple stockholders sharing an address unless contrary instructions have been received from one or more of the affected stockholders. Once you have received notice from your broker that they will be householding communications to your address, householding will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate Proxy Availability Notice or proxy materials, please notify your broker, bank or other institution where you hold your shares. Stockholders who currently receive multiple copies of the Proxy Availability Notice or proxy materials at their address and would like to request householding of their communications should contact their broker, bank or other institution where they hold their shares. In addition, we will promptly deliver, upon written or oral request to our Investor Relations at 6200 Paseo Padre Parkway, Fremont, California 94555, by email: investor@nextpower.com, or by telephone: (510) 270-2500, a separate copy of the Proxy Availability Notice or proxy materials to a stockholder at a shared address to which a single copy of the documents was delivered.

A copy of our Annual Report on Form 10-K for the fiscal year ended March 31, 2026 is available without charge upon written request to Investor Relations, Nextpower Inc., 6200 Paseo Padre Parkway, Fremont, California 94555 or by accessing a copy on our website at https://investors.nextpower.com/financials/sec-filings/default.aspx in the Investors section under "SEC Filings." Information on or accessible through our website is not incorporated by reference in this Proxy Statement.

Other Matters

The Board knows of no other matters that will be presented for consideration at the Annual Meeting. If any other matters are properly brought before the Annual Meeting, your proxy holder (one of the individuals named on your proxy card) will vote the shares for which you grant your proxy on those matters in accordance with their best judgment.

Appendix A:
Non-GAAP Financial Measures

This Proxy Statement includes the following non-GAAP financial measures, which should be viewed as an addition to, and not a substitute for or superior to, financial measures calculated in accordance with GAAP.

Measures

This Proxy Statement contains information regarding financial measures that are not calculated in accordance with GAAP, including adjusted EBITDA, adjusted free cash flow and adjusted diluted EPS. We believe that these non-GAAP financial measures are appropriate to enhance an overall understanding of our FY26 performance in relation to the principal elements of our annual executive compensation program considered by the C&P Committee, as described in the "Compensation Discussion and Analysis" section of this Proxy Statement.

We define adjusted EBITDA as net income (loss) plus (i) interest, net, (ii) debt extinguishment costs, (iii) provision for income taxes, (iv) depreciation expense, (v) intangible amortization, (vi) stock-based compensation expense, (vii) nonrecurring integration activities related to acquisitions and (viii) other discrete events as applicable. For FY24, we also omit the benefits from the recognition of the Advanced Manufacturing Tax Credits that reduced cost of sales (as further described in Note 2 in the notes to the consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended March 31, 2024) from adjusted EBITDA. We define adjusted free cash flow as net cash provided by (used in) operating activities less cash used for purchases of property and equipment plus proceeds from the disposition of property and equipment. We define adjusted diluted EPS as adjusted net income divided by diluted weighted average common stock outstanding. We define adjusted operating income as operating income plus stock-based compensation expense, intangible amortization and non-recurring integration activities related to acquisitions.

However, non-GAAP financial information is presented for supplemental informational purposes only, has limitations as an analytical tool, and should not be considered in isolation or as a substitute for financial information presented in accordance with GAAP.

Among other limitations, adjusted EBITDA, adjusted free cash flow, adjusted diluted EPS and adjusted operating income do not reflect our cash expenditures or future capital expenditures or contractual commitments (including under the Tax Receivable Agreement), do not reflect the impact of certain cash or non-cash charges resulting from matters we consider not to be indicative of our ongoing operations and do not reflect the associated income tax expense or benefit related to those charges. In addition, other companies in our industry may calculate adjusted EBITDA, adjusted free cash flow, adjusted diluted EPS and adjusted operating income differently from us, which further limits their usefulness as comparative measures.

We compensate for these limitations by relying primarily on our GAAP results and using non-GAAP financial measures on a supplemental basis. You should review the reconciliation to the most directly comparable GAAP measure of adjusted EBITDA, adjusted free cash flow, adjusted diluted EPS and adjusted operating income below and not rely on any single financial measure to evaluate our business.

The following tables provide a reconciliation of adjusted EBITDA to net income, adjusted free cash flow to net cash provided by operating activities, adjusted diluted EPS to GAAP EPS and adjusted operating income to operating income for each period presented. The non-GAAP measures presented in these tables are inclusive of redeemable non-controlling interests and non-controlling interests for fiscal years 2025 and 2024.

	Fiscal year ended March 31,		
	2026	2025	2024
	($ in thousands)		
Reconciliation of GAAP to Non-GAAP Financial Measures:			
GAAP Net Income	585,883	517,246	496,215
Interest, net	(29,526)	(9,246)	2,124
Debt extinguishment costs [1]	5,121	—	—
Provision for income taxes	127,943	130,770	111,782
Depreciation expense	18,635	7,884	4,088
Intangible amortization	11,967	5,523	275
Stock-based compensation expense	120,298	118,880	56,783
Acquisition related costs [2]	10,330	5,338	—
Advanced manufacturing tax credit vendor rebate [3]	—	—	(121,405)
Other tax related loss (income), net	1,254	101	(28,397)
Other [4]	1,817	—	—
Adjusted EBITDA	**853,722**	**776,496**	**521,465**

	Fiscal year ended March 31,		
	2026	2025	2024
	($ in thousands)		
Reconciliation of GAAP Operating Income to Adjusted Operating Income			
GAAP Operating Income	697,266	639,112	587,118
Stock-based compensation expense	120,298	118,880	56,783
Intangible amortization	11,967	5,523	275
Acquisition related costs [2]	10,330	5,338	—
Advanced manufacturing tax credit vendor rebate [3]	—	—	(121,405)
Adjusted Operating Income	**839,861**	**768,853**	**522,771**

	Fiscal year ended March 31,
	2026
	($ in thousands)
Net Cash Provided by Operating Activities	562,911
Purchase of property and equipment	(49,277)
Proceeds from disposition of property and equipment	—
Adjusted Free Cash Flow	**513,634**

	Fiscal year ended March 31,	
	2026 ($)	2025 ($)
Diluted Earnings Per Share		
GAAP	3.84	3.47
Earnings per share attributable to Non-GAAP adjustments	0.66	0.75
Adjusted Diluted Earnings Per Share	4.50	4.22

(1) Debt extinguishment costs consist of nonrecurring costs for the termination of our prior credit agreement related to the revolver credit facilities originally entered into on February 13, 2023.

(2) Represents transaction and integration costs incurred in relation to our acquisitions. We do not believe that the acquisition transaction costs are normal operating expenses indicative of our core operating performance, nor were these charges taken into account as factors in evaluating management's performance when determining incentive compensation or to evaluate the effectiveness of our business strategies.

(3) Vendor credits as defined under the section "Inflation Reduction Act of 2022 Vendor Rebates" in the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2025. We believe that the assessment of our operations excluding the benefit from the vendor credits provides a more consistent comparison of our performance given the cumulative nature of the amount recorded in the fiscal year. These vendor rebates were not taken into account as factors in evaluating management's performance when determining incentive compensation or to evaluate the effectiveness of our business strategies. However, starting in fiscal year 2025, vendor rebates are taken into account to evaluate management's performance.

(4) Includes an immaterial amount of non-cash equity in loss for the Nextpower Arabia joint venture which is accounted for under the equity method investment accounting.

Appendix B:
Proposed Amendment to Second Amended & Restated Certificate of Incorporation

The Second Amended and Restated Certificate of Incorporation would be amended to read in its entirety as follows:

~~SECOND~~THIRD AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF ~~NEXTRACKER~~ NEXTPOWER INC.

~~Nextracker~~Nextpower Inc., a corporation organized and existing under the laws of the State of Delaware (the "Corporation"), hereby certifies as follows:

1. The name of the Corporation is ~~Nextracker Inc. and the name shall be changed to~~ Nextpower Inc. and was formerly incorporated under the name Nextracker Inc. The original Certificate of Incorporation of the Corporation was filed with the Office of the Secretary of State of the State of Delaware on December 19, 2022.

2. The Amended and Restated Certificate of Incorporation of the Corporation was filed with the Office of the Secretary of State of the State of Delaware on February 8, 2023 ~~(the "Amended and Restated Certificate of Incorporation").~~

3. The Second Amended and Restated Certificate of the Corporation was filed with the Office of the Secretary of State of the State of Delaware on November 12, 2025 (the "Second Amended and Restated Certificate of Incorporation").

4. The Corporation is filing this ~~Second~~Third Amended and Restated Certificate of Incorporation of the Corporation (as the same may be further amended and/or restated, (including, for the avoidance of doubt, any Preferred Stock Certificate of Designation (as defined below), this "Certificate of Incorporation"), which restates and further amends the Second Amended and Restated Certificate of Incorporation and has been duly adopted by all necessary action of the board of directors of the Corporation (the "Board") and stockholders of the Corporation, pursuant to ~~Sections~~Section 242 and Section 245 of the General Corporation Law of the State of Delaware, as the same now exists or may hereafter be amended and/or supplemented from time to time (the "DGCL").

5. This Certificate of Incorporation shall be effective on the date of filing with the Office of the Secretary of State of the State of Delaware.

6. The text of the Second Amended and Restated Certificate of Incorporation is hereby amended and restated in its entirety to read as follows:

ARTICLE I

The name of the corporation (hereinafter the "Corporation") is Nextpower Inc.

ARTICLE II

The address of the Corporation's registered office in the State of Delaware is 1209 Orange Street, New Castle County, Wilmington, Delaware 19801. The name of the Corporation's registered agent at such address is The Corporation Trust Company.

ARTICLE III

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware, as the same now exists or may hereafter be amended and/or supplemented from time to time (the "DGCL").

ARTICLE IV

Section 4.01 Authorized Capital Stock. The total number of shares of all classes of capital stock that the Corporation is authorized to issue is ~~1,450,000,000 (one billion, four~~950,000,000 (nine hundred fifty million) shares of which 900,000,000

1,400,000,000 shall be a single class of common stock, par value $0.0001 per share (the "Common Stock"), and 50,000,000 shares shall be a single class of preferred stock, par value $0.0001 per share (the "Preferred Stock").

The class of Common Stock shall be subdivided into two series comprised of 900,000,000 shares designated as Class A common stock, par value $0.0001 per share (the "Class A Common Stock"), and 500,000,000 shares designated as Class B common stock, par value $0.0001 per share (the "Class B Common Stock"). For the avoidance of doubt, the Class A Common Stock and the Class B Common Stock are separate series within the single class of Common Stock. Subject to the rights of the holders of any series of Preferred Stock then outstanding, the number of authorized shares of Common Stock, Class A Common Stock, Class B Common Stock and Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority in voting power of the stock of Common Stock and Preferred Stock of the Corporation entitled to vote thereon, voting together as a single class, irrespective of the provisions of Section 242(b)(2) of the DGCL or any successor provision thereof, and no vote of the holders of any of the Class A Common Stock, Class B Common Stock, Common Stock or Preferred Stock voting separately as a class or series shall be required therefor.

Section 4.02 Common Stock. The terms of the Common Stock set forth below shall be subject to the express terms of any series of Preferred Stock then outstanding.

(a) Voting Rights. Except as otherwise required by applicable law or this certificate of incorporation (as amended and/or restated from time to time, including, for the avoidance of doubt, any Preferred Stock Certificate of Designation (as defined below), collectively, the "Certificate of Incorporation,")), the holders of Class A Common Stock, as such, shall be entitled to one vote per share on all matters submitted to a vote of the Corporation's stockholders generally. Except as otherwise required by applicable law or this Certificate of Incorporation, the holders of Class B Common Stock, as such, shall be entitled to one vote per share on all matters submitted to a vote of the Corporation's stockholders generally. Except as otherwise required by applicable law or this Certificate of Incorporation, the holders of shares of Class A Common Stock and Class B Common Stock shall vote together as a single class (or, if any holders of shares of Preferred Stock are entitled to vote together with the holders of Class A Common Stock and Class B Common Stock, as a single class with such holders of Preferred Stock) on all matters submitted to a vote of stockholders of the Corporation.

(b) Dividends. Subject to applicable law and the rights, if any, of the holders of any outstanding series of Preferred Stock or any class or series of stock having a preference over or the right to participate with the Common Stock with respect to the payment of dividends or distributions, the holders of Class A Common Stock shall be entitled to receive, as, if and when declared by the Board of Directors of the Corporation (the "Board") out of the funds of the Corporation legally available therefor, such dividends (payable in cash, shares of stock of the Corporation, property or assets of the Corporation or otherwise) as the Board may from time to time in its sole discretion determine. Dividends shall not be declared or paid on the Class B Common Stock and the holders of shares of Class B Common Stock shall have no right to receive dividends in respect of such shares of Class B Common Stock.

(c) Liquidation. In the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, after the payment or provision for the payment of any debts and other liabilities of the Corporation, and subject to the rights, if any, of the holders of any outstanding series of Preferred Stock or other class or series of stock having a preference over or the right to participate with the Common Stock with respect to the distribution of assets upon any such liquidation, dissolution or winding up, the remaining assets of the Corporation available for distribution to stockholders shall be distributed among and paid to the holders of Class A Common Stock ratably in proportion to the number of shares of Class A Common Stock held by them respectively. Holders of outstanding shares of Class B Common Stock shall have no right to receive a distribution upon liquidation, dissolution or winding up of the Corporation.

(d) Common Stock. The Corporation shall undertake all actions, including without limitation, an issuance, reclassification, distribution, division or recapitalization, with respect to the Common Units (as defined below) and the Class A Common Stock or Class B Common Stock, as applicable, to at all times maintain (a) a one-to-one ratio between the number of shares of Class A Common Stock outstanding and the number of Common Units owned by the Corporation (directly or indirectly) and (b) a one-to-one ratio between the number of shares of Class B Common Stock issued by the Corporation at any time to, or otherwise held of record by, any Permitted Class B Owner (as defined below) and the aggregate number of Common Units held of record by such Permitted Class B Owner in accordance with the terms of the LLC Agreement (as defined below). This ratio requirement disregards (x) Unvested Corporate Shares (as defined in the LLC Agreement) issued by the Corporation, (y) treasury stock and (z) preferred stock or other debt or equity securities (including warrants, options or rights) issued by the Corporation that are convertible into or exercisable or exchangeable for shares of Class A Common Stock or Class B Common Stock (except to the extent the net proceeds from such other securities, including any exercise or purchase price payable upon conversion, exercise or exchange thereof, has been contributed by the Corporation to the equity capital of the LLC (as defined below)). In the event the Corporation issues, transfers or delivers from treasury stock or repurchases Class A Common Stock in a transaction not contemplated by the LLC Agreement, the Corporation shall take all actions such that, after giving effect to all such issuances, transfers, deliveries or repurchases, the number of outstanding Common Units owned, directly or indirectly, by the Corporation will equal on a one-for-one basis the number of outstanding shares of Class A Common Stock. As used in this Certificate of Incorporation, "Common Unit" means a membership interest in Nextracker LLC, a Delaware limited liability company (the "LLC"), authorized and issued under the Third Amended and Restated Limited Liability Company Agreement of the LLC, dated on or around February 13, 2023, as such agreement may be further amended, restated, amended and restated, supplemented or otherwise modified from time to time (the "LLC Agreement"), and constituting a "Common Unit" as defined in such LLC Agreement.

(e) Class B Common Stock. The shares of Class B Common Stock shall be issued only to, and shall be held only by, Yuma, Inc., a Delaware corporation ("Yuma"), Yuma Subsidiary, Inc., a Delaware corporation ("Yuma Sub"), TPG Rise Flash, L.P., a Delaware limited partnership ("TPG"), and their respective Permitted Transferees (as defined in the Exchange Agreement dated on or around February 13, 2023, by and among the LLC, the Corporation and the other parties thereto, as such agreement may be amended, supplemented, restated or otherwise modified from time to time) (including all successors by way of merger or consolidation) (Yuma, Yuma Sub, TPG and such other persons, the "Permitted Class B Owners"). Any purported sale, transfer, pledge or other disposition (hereinafter a "transfer") of the shares of Class B Common Stock to any person, other than a Permitted Class B Owner shall be null and void and of no force and effect. Upon any purported transfer of the shares of Class B Common Stock by the holder thereof other than as expressly permitted above, and without any further action by the Corporation, such holder or any other person or entity, such shares of Class B Common Stock shall, to the extent of funds legally available therefor and subject to the other provisions of this Certificate of Incorporation, be automatically redeemed by the Corporation, and thereupon such shares shall no longer be deemed outstanding, and neither such holder nor any purported transferee thereof shall have in respect thereof any of the voting powers or other rights or powers ascribed to the shares of Class B Common Stock hereunder, but rather such holder thereafter shall only be entitled to receive the amount payable upon redemption in accordance with this Section 4.02(e). The redemption price to be paid in connection with any redemption shall be $0.0001 per share of Class B Common Stock. Upon any such redemption, all rights of the holder of Class B Common Stock as such, except the right to receive the redemption price of such shares upon the surrender of the certificates, if any, formerly representing the same, shall cease and terminate and such share shall not thereafter be deemed to be outstanding for any purpose whatsoever. The certificates, if any, representing the shares of Class B Common Stock shall be legended to reflect the restrictions on transfer and automatic redemption provided for herein.

Section 4.03 Preferred Stock. The Board is authorized, by resolution or resolutions, to provide, out of the authorized but unissued shares of Preferred Stock, for the issuance from time to time of shares of Preferred Stock in one or more series and, by filing a certificate of designation (a "Preferred Stock Certificate of Designation") pursuant to the applicable provisions of the DGCL, to establish from time to time the number of shares to be included in each such series, with such powers (including voting powers, if any), designations, preferences, participating, optional or other rights, if any, and qualifications, limitations or restrictions thereof, if any, as are stated and expressed in the resolution or resolutions providing for the issuance thereof adopted by the Board, including, but not limited to, determination of any of the following:

(a) the distinctive designation of the series, whether by number, letter or title, and the number of shares which will constitute the series;

(b) the dividend rate, if any, and the times of payment of dividends, if any, on the shares of the series, whether such dividends will be cumulative and, if so, from what date or dates, and the relation which such dividends, if any, shall bear to the dividends payable on any other class or classes or series of stock;

(c) the price or prices at which, and the terms and conditions on which, the shares of the series may be redeemed at the option of the Corporation or the holder thereof or upon the happening of a specified event;

(d) whether or not the shares of the series will be entitled to the benefit of a retirement or sinking fund to be applied to the purchase or redemption of such shares and, if so entitled, the amount of such fund and the terms and provisions relative to the operation thereof;

(e) the amounts payable on, and the preferences, if any, of the shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation or upon the happening of any other specified event;

(f) whether or not the shares of the series will be convertible into, or exchangeable for, at the option of either the holder or the Corporation or upon the happening of a specified event, shares of any other class or classes or series of stock of the Corporation and, if so convertible or exchangeable, the conversion price or prices, or the rates of exchange, and any adjustments thereof, at which such conversion or exchange may be made, and any other terms and conditions of such conversion or exchange;

(g) whether or not the shares of the series will have priority over or be on a parity with or be junior to the shares of any other class or classes or series of stock of the Corporation in any respect, or will be entitled to the benefit of limitations restricting the issuance of shares of any other class or classes or series of stock of the Corporation, restricting the payment of dividends on or the making of other distributions in respect of shares of any other class or classes or series of stock of the Corporation ranking junior to the shares of the series as to dividends or distributions, or restricting the purchase or redemption of the shares of any such junior class or classes or series of stock of the Corporation, and the terms of any such restriction;

(h) whether or not the shares of the series will have voting rights or powers and, if so, the terms of such voting rights and powers; and

(i) any other powers, preferences and rights, and qualifications, limitations and restrictions of the series.

Except as otherwise required by law, holders of any series of Preferred Stock shall be entitled to only such voting rights and powers, if any, as shall expressly be granted thereto by this Certificate of IncorporationIncorporation. Except as otherwise expressly provided in this Certificate of Incorporation, no vote of the holders of shares of Preferred Stock or Common Stock shall be a prerequisite to the issuance of any shares of any series of the Preferred Stock so authorized in accordance with this

Certificate of ~~Incorporation~~Incorporation. Except as otherwise required by law, holders of Common Stock shall not be entitled to vote on any amendment to this Certificate of Incorporation that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately as a class or together with the holders of one or more other such series as a separate class, to vote thereon pursuant to this Certificate of ~~incorporation~~Incorporation or pursuant to the DGCL. Unless otherwise provided by this Certificate of ~~incorporation~~Incorporation, the Board may, by resolution or resolutions, increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any series of Preferred Stock established by a Preferred Stock Certificate of Designation pursuant to this Article IV and the DGCL and, if the number of shares of such series shall be so decreased, the shares constituting such decrease shall resume the status that they had prior to the adoption of the resolution originally fixing the number of shares of such series.


~~ARTICLE V~~


~~The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Class A Common Stock at least as many shares equal to the number of Common Units held by the holders of Common Units and shares of Class B Common Stock held by Permitted Class B Owners (other than the Corporation and any direct or indirect majority-owned subsidiary of the Corporation) under the LLC Agreement.~~


ARTICLE V


Section ~~6.01~~5.01 General Powers. Except as otherwise provided by applicable law or this Certificate of Incorporation, the business and affairs of the Corporation shall be managed by or under the direction of the Board.

Section ~~6.02~~5.02 Number of Directors. ~~Except as otherwise provided for or fixed pursuant to Article IV and this Article VI (relating~~Subject to the rights of the holders of any series of Preferred Stock to elect additional directors~~), and subject to the terms of the Separation Agreement dated as of February 1, 2022, by and among the LLC, Flex (as defined below) and for certain limited purposes, Flextronics International USA, Inc., a California corporation (as the same may be amended, supplemented, restated or otherwise modified from time to time, the "Separation Agreement")~~, the total number of directors shall be as determined from time to time exclusively by the Board; provided, that in no event shall the total number of directors be fewer than three (3) nor more than fifteen (15). Election of directors need not be by written ballot unless the amended and restated bylaws of the Corporation (as the same may be amended and/or restated from time to time bylaws (the "Bylaws")~~)~~ shall so require.

Section ~~6.03~~5.03 Classified Board: Term of Office. The directors (other than those directors elected by the holders of any series of Preferred Stock, voting separately as a series or together with one or more other such series, as the case may be) shall be divided into three classes designated Class I, Class II and Class III. Each class shall consist, as nearly as possible, of one-third of the total number of such directors. ~~Class I directors~~Each director shall ~~initially~~ serve for a term ~~expiring at the first annual meeting of stockholders following the date the Common Stock is first publicly traded (the "IPO Date"), Class II directors shall initially serve for a term expiring at the second annual meeting of stockholders following the IPO Date and Class III directors shall initially serve for a term expiring at~~ending on the date of the third annual meeting of stockholders next following the ~~IPO Date. At each succeeding~~ annual meeting~~, successors to the class of directors whose term expires at that annual meeting shall be elected for a term expiring at the third succeeding annual meeting of stockholders~~ at which such director was elected. If the number of such directors is changed, any increase or decrease shall be apportioned among the classes so as to maintain the number of directors in each class as nearly equal as possible, and any such additional director of any class elected to fill a newly created directorship resulting from an increase in such class shall hold office for a term that shall coincide with the remaining term of that class, but in no case shall a decrease in the number of directors remove or shorten the term of any incumbent director. Each director shall hold office until the annual meeting at which his or her term expires and until his or her successor shall be elected and qualified, subject, however, to such director's earlier death, resignation, retirement, removal or disqualification. The Board is authorized to assign members of the Board already in office to their respective class.

Section 5.04 Quorum. A majority of the total authorized number of directors shall constitute a quorum for the transaction of business by the Board.

~~Section 6.04 Quorum. Notwithstanding anything to the contrary set forth in this Certificate of Incorporation, the Bylaws or applicable law, but in addition to any requirements set forth in this Certificate of Incorporation, the Bylaws and applicable law, if Yuma, Yuma Sub, their respective Permitted Transferees and any successor by way of merger or consolidation owns, beneficially or of record, at least 10% of the combined voting power of the outstanding Common Stock of the Corporation and there is at least one member of the Board who is a Flex Designee (as defined in the Separation Agreement), a quorum for the transaction of business at any meeting of the Board shall include at least one Flex Designee unless each Flex Designee provides notice in writing or by electronic transmission to the Corporation waiving his or her right to be included in the quorum at such meeting.~~

~~Notwithstanding anything to the contrary set forth herein, but in addition to any other vote required by this Certificate of Incorporation, the Bylaws or applicable law, at any time that Yuma, Yuma Sub, their respective Permitted Transferees and any~~

successor by way of merger or consolidation owns, beneficially or of record, at least 10% of the combined voting power of the outstanding Common Stock of the Corporation, the Corporation shall not (directly or indirectly, by merger, consolidation or otherwise) amend, alter or repeal this Section 6.04, or adopt any provision inconsistent herewith, without the prior written consent of Flex.

Section 6.055.05 Vacancies; Newly Created Directorships. Except as otherwise provided by this Certificate of Incorporation, and subject to the terms of the Separation Agreement, any vacancy resulting from the death, resignation, removal or disqualification of a director or other cause, or any newly created directorship in the Board, shall be filled only by an affirmative vote of a majority of the directors then in office, although less than a quorum, or by the sole remaining director, and, unless otherwise determined by the Board, shall not be filled by the stockholders of the Corporation; provided, that, for so long as Yuma, Yuma Sub, their respective Permitted Transferees and any successor by way of merger or consolidation owns, beneficially or of record, at least 10% of the combined voting power of the outstanding Common Stock of the Corporation, any vacancy resulting from the death, resignation, removal, disqualification or other cause in respect of any Flex Designee, including the failure of any Flex Designee to be elected, shall be filled only by Flex. Except as otherwise provided by this Certificate of Incorporation, a director elected to fill a vacancy or newly created directorship shall hold office until the annual meeting of stockholders for the election of directors of the class to which he or she has been appointed and until his or her successor has been duly elected and qualified, subject, however, to such director's earlier death, resignation, retirement, removal or disqualification. Except as otherwise provided by this Certificate of Incorporation, a director elected to fill a vacancy or newly created directorship shall hold office until the annual meeting of stockholders for the election of directors of the class to which he or she has been appointed and until his or her successor has been duly elected and qualified, subject, however, to such director's earlier death, resignation, retirement, removal or disqualification.

Section 6.065.06 Removal of Directors. Except as otherwise provided by law, the Separation Agreement or this Certificate of Incorporation, directors may be removed only for cause by the affirmative vote of the holders of a majority of the voting power of the outstanding shares of the stock of the Corporation entitled to vote thereon.

Section 6.075.07 Voting Rights of Preferred Stock. Notwithstanding the foregoing, whenever the holders of any one or more series of Preferred Stock shall have the right, voting separately as a series or separately as a class with one or more such other series of Preferred Stock, to elect directors, the election, term of office, removal, filling of vacancies (including filling any newly created directorships) any and other features of such directorships shall be governed by the terms of the other provisions of this Certificate of Incorporation (including any Preferred Stock Certificate of Designation). Notwithstanding anything herein to the contrary, during any period when the holders of any series of Preferred Stock have the right to elect additional directors, then upon commencement and for the duration of the period during which such right continues: (i) the then otherwise total authorized number of directors of the Corporation shall automatically be increased by such specified number of directors, and the holders of such Preferred Stock shall be entitled to elect the additional directors so provided for or fixed pursuant to such provisions, and (ii) each such additional director shall serve until such director's successor shall have been duly elected and qualified, or until such director's right to hold such office terminates pursuant to such provisions, whichever occurs earlier, subject to his or her earlier death, resignation, retirement, removal or disqualification. Except as otherwise provided by the Board in the resolution or resolutions establishing such seriesPreferred Stock Certificate of Designation, whenever the holders of any series of Preferred Stock having such right to elect additional directors are divested of such right pursuant to the provisions of such stock, the terms of office of all such additional directors elected by the holders of such stock, or elected to fill any vacancies resulting from the death, resignation, retirement, removal or disqualification of such additional directors, shall forthwith terminate, and the total authorized number of directors of the Corporation shall be reduced accordingly.

ARTICLE VIIVI

In furtherance and not in limitation of the rights, powers, privileges and discretionary authority granted or conferred by the DGCL or other statutes or laws of the State of Delaware, the Board is expressly authorized and empowered, without the assent or vote of the stockholders, to adopt, amend and repeal the Bylaws of the Corporation. Any adoption, amendment or repeal of the Bylaws of the Corporation by the Board shall require the approval by the majority of the entire Boardtotal authorized number of directors. The stockholders shall also have power to adopt, amend or repeal the Bylaws of the Corporation: provided, however, that, in addition to any vote of the holders of any class or series of stock of the Corporation required by law or by this Certificate of Incorporation, from and after such time as Flex ceases to own, beneficially or of record, a majority of the total voting power of the Corporation's outstanding voting stock (the "Trigger Event"), the affirmative vote of the holders of at least 66 2/3% of the voting power of the outstanding shares of stock entitled to vote thereon, voting together as a single class, shall be required in order for the stockholders of the Corporation to alter, amend or repeal, in whole or in part, any provision of the Bylaws or to adopt any provision inconsistent therewith.

ARTICLE VIIIVII

Except as otherwise required by law, and subject to the rights of the holders of any series of Preferred Stock, special meetings of the stockholders of the Corporation maybe called only by (i) the Secretary of the Corporation at the direction of a majority of the directors then in office, at any time, or (ii) the Chairperson of the Board, at any time, or (iii) until the Trigger Event,; and shall be called by the Secretary of the Corporation atupon receipt of the written request of the holders of a majority of the voting power of the then outstanding voting stock entitled to vote thereon, and special meetings may not be called by any other person or persons. Business transacted at any special meeting of stockholders shall be limited to the purpose or purposes stated in the notice.

ARTICLE ~~IX~~VIII

To the fullest extent permitted by the DGCL, as it now exists or may hereafter be amended, a director or officer of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty owed to the Corporation or its stockholders. Any repeal or amendment or modification of this Article ~~IX~~VIII (including by changes in applicable law), or the adoption of any provision of this Certificate of Incorporation inconsistent with this Article ~~IX~~VIII, shall, to the extent permitted by applicable law, be prospective only (except to the extent such amendment or change in applicable law permits the Corporation to provide a broader limitation on a retroactive basis than permitted prior thereto), and shall not adversely affect any limitation on the personal liability of any director or officer of the Corporation with respect to acts or omissions occurring prior to the time of such repeal or amendment or modification or adoption of such inconsistent provision. If any provision of the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors and officers, then the liability of directors and officers shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. For purposes of this Article ~~IX~~VIII, "officer" shall have the meaning provided in Section 102(b)(7) of the DGCL as the same exists or may hereafter be amended.

ARTICLE ~~X~~IX

Subject to the rights of the holders of one or more series of Preferred Stock then outstanding to act by written consent as provided in any Preferred Stock Certificate of Designation, any action required or permitted to be taken by stockholders must be effected at a duly called annual or special meeting of stockholders~~: provided that, prior to the Trigger Event, any action required or permitted to be taken at any annual or special meeting of stockholders of the Corporation may be taken without a meeting, without prior notice and without a vote, if consent or consents in writing, setting forth the action so taken, is signed by or on behalf of the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares~~ entitled to vote thereon ~~were present and voted and shall be delivered to the Corporation in accordance with the DGCL.~~

ARTICLE ~~XI~~X

Section ~~11.01~~10.01 Indemnification. Each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a "Proceeding"), by reason of the fact that he or she or a person of whom he or she is the legal representative is or was, at any time during which this Certificate of Incorporation is in effect (whether or not such person continues to serve in such capacity at the time any indemnification or payment of expenses pursuant hereto is sought or at the time any proceeding relating thereto exists or is brought), a director or officer of the Corporation or is or was at any such time serving at the request of the Corporation as a director, officer, trustee, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans maintained or sponsored by the Corporation (hereinafter, an "Indemnitee"), whether the basis of such Proceeding is alleged action in an official capacity as a director, officer, trustee, employee or agent or in any other capacity while serving as a director, officer, trustee, employee or agent, shall be (and shall be deemed to have a contractual right to be) indemnified and held harmless by the Corporation (and any successor of the Corporation by merger or otherwise) to the fullest extent permitted by the DGCL as the same exists or may hereafter be amended or modified from time to time (but, in the case of any such amendment or modification, only to the extent that such amendment or modification permits the Corporation to provide greater indemnification rights than said law permitted the Corporation to provide prior to such amendment or modification), against all expense, liability and loss (including attorneys' fees, judgments, fines, excise taxes or penalties arising under the Employee Retirement Income Security Act of 1974 and amounts paid or to be paid in settlement) incurred or suffered by such person in connection therewith and such indemnification shall continue as to a person who has ceased to be a director, officer, trustee, employee or agent and shall inure to the benefit of his or her heirs, executors and administrators; provided, however, that the Corporation shall indemnify any such person seeking indemnification in connection with a Proceeding (or part thereof) initiated by such person only if such Proceeding (or part thereof) was authorized in the first instance by the Board.

Section ~~11.02~~10.02 Advancement of Expenses. The right to indemnification conferred upon Indemnitees in this Article ~~XI~~X shall include the right~~, without the need for any action by the Board,~~ to be paid by the Corporation(and any successor of the Corporation by merger or otherwise) the reasonable expenses incurred in defending any such Proceeding in advance of its final disposition, such advances to be paid by the Corporation within twenty (20) days after the receipt by the Corporation of a statement or statements from the claimant requesting such advance or advances from time to time; provided, however, the payment of such expenses incurred by a director or officer in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such person while a director or officer, including, without limitation, service to an employee benefit plan) shall be made only upon delivery to the Corporation of an undertaking by or on behalf of such director or officer to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right of appeal that such director or officer is not entitled to be indemnified for such expenses under this Article ~~XI~~X or otherwise.

Section ~~11.03~~10.03 Nature of Rights: Other Sources. The rights conferred upon Indemnitees in this Article ~~XI~~X shall be contract rights between the Corporation and each Indemnitee to whom such rights are extended that vest at the

commencement of such person’s service to or at the request of the Corporation and all such rights shall continue as to an Indemnitee who has ceased to be a director or officer of the Corporation or ceased to serve at the Corporation’s request as a director, officer, trustee, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, as described herein, and shall inure to the benefit of the Indemnitee’s heirs, executors and administrators. The Corporation hereby acknowledges that certain Indemnitees may have certain rights to indemnification, advancement of expenses and/or insurance (other than directors’ and officers’ liability insurance or similar insurance obtained or maintained by or on behalf of the Corporation, its affiliates or any of the foregoing’ s respective subsidiaries) from persons or entities other than the Corporation (collectively, the “Other Indemnitors”). The Corporation hereby agrees (i) that it is the indemnitor of first resort of the Indemnitees (i.e., its obligations to an Indemnitee hereunder are primary and any obligation of the Other Indemnitors to advance expenses or to provide indemnification for the same expenses or liabilities incurred by such Indemnitee are secondary), (ii) that it shall be required to advance the full amount of reasonable expenses incurred by an Indemnitee and shall be liable for the full amount of all losses, claims, damages, liabilities and expenses (including attorneys’ fees., judgments, fines, penalties and amounts paid in settlement) to the extent legally permitted and as required by the terms hereof, without regard to any rights an Indemnitee may have against the Other Indemnitors, and (iii) that it irrevocably waives, relinquishes and releases the Other Indemnitors from any and all claims against the Other Indemnitors for contribution, subrogation or any other recovery of any kind in respect thereof. The Corporation further agrees that no advancement or payment by the Other Indemnitors on behalf of an Indemnitee with respect to any claim for which such Indemnitee has sought indemnification from the Corporation hereunder shall affect the foregoing and the Other Indemnitors shall have a right of contribution and/or be subrogated to the extent of such advancement or payment to all of the rights of recovery of such Indemnitee against the Corporation. For the avoidance of doubt, no person or entity providing directors’ or officers’ liability insurance or similar insurance obtained or maintained by or on behalf of the Corporation, any of its affiliates or any of the foregoing’s respective subsidiaries, including any person or entity providing such insurance obtained or maintained as contemplated by Section ~~11.08~~10.08, shall be an Other Indemnitor.

Section ~~11.04~~10.04 Claims. To obtain indemnification under this Article ~~XI~~X, a claimant shall submit to the Corporation a written request, including therein or therewith such documentation and information as is reasonably available to the claimant and is reasonably necessary to determine whether and to what extent the claimant is entitled to indemnification. Upon written request by a claimant for indemnification pursuant to the first sentence of this Section ~~11.04~~10.04, a determination, if required by applicable law, with respect to the claimant’s entitlement thereto shall be made as follows: (i) if requested by the claimant, by Independent Counsel (as hereinafter defined), or (ii) if no request is made by the claimant for a determination by Independent Counsel, (a) by a majority vote of Disinterested Directors (as hereinafter defined), even though less than a quorum, (b) if there are no such Disinterested Directors, or if a majority of the Disinterested Directors so directs, by Independent Counsel in a written opinion to the Board, a copy of which shall be delivered to the claimant, or (c) if a majority of Disinterested Directors so directs, by a majority of the voting power of the Corporation’s outstanding shares of voting stock entitled to vote thereon. In the event the determination of entitlement to indemnification is to be made by Independent Counsel, the Independent Counsel shall be selected by the Board. If it is so determined that the claimant is entitled to indemnification, payment to the claimant shall be made within ten (10) days after such determination.

Section ~~11.05~~10.05 Enforcement. If a claim under Section ~~11.01~~10.01 of this Article ~~XI~~X is not paid in full by the Corporation within sixty (60) days after a written claim pursuant to Section ~~11.04~~10.04 of this Article ~~XI~~X has been received by the Corporation, or if a claim under Section ~~11.02~~10.02 of this Article ~~XI~~X is not paid in full by the Corporation within twenty (20) days after a written ~~claim~~statement or statements therefore and undertaking in accordance with Section 10.2 therefor has been made, the claimant may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim and, if successful in whole or in part, the claimant shall be entitled to be paid also the reasonable expense of prosecuting such claim incurred thereby to the fullest extent permitted by law. It shall be a defense to any such action that in the case of a claim for indemnification, the claimant has not met the standard of conduct which makes it permissible under the DGCL for the Corporation to indemnify the claimant for the amount claimed. Neither the failure of the Corporation (including its Board, Disinterested Directors, Independent Counsel or stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he or she has met the applicable standard of conduct set forth in the DGCL, nor an actual determination by the Corporation (including its Board, Disinterested Directors, Independent Counsel or stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct.

Section ~~11.06~~10.06 Procedures. If a determination shall have been made pursuant to Section ~~11.04~~10.04 of this Article ~~XI~~X that the claimant is entitled to indemnification, the Corporation shall be bound by such determination in any judicial proceeding commenced pursuant to Section ~~11.05~~10.05 of this Article ~~XI~~X. The Corporation shall be precluded from asserting in any judicial proceeding commenced pursuant to Section ~~11.05~~10.05 of this Article ~~XI~~X that the procedures and presumptions of this Article ~~XI~~X are not valid, binding and enforceable and shall stipulate in such proceeding that the Corporation is bound by all the provisions of this Article ~~XI~~X.

Section ~~11.07~~10.07 Non-Exclusive Rights. The right to indemnification and the payment of reasonable expenses incurred in defending a Proceeding in advance of its final disposition conferred in this Article ~~XI~~X: (i) shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, provision of this Certificate of Incorporation, Bylaws, agreement, vote of stockholders or Disinterested Directors or otherwise and (ii) cannot be terminated by the Corporation, the Board or the stockholders of the Corporation with respect to any act or omission that is the subject of the Proceeding for which indemnification or advancement of expenses is sought prior to the date of such termination. Any amendment, modification,

alteration or repeal of this Article ~~XI~~X (by merger, consolidation or otherwise) that in any way diminishes, limits, restricts, adversely affects or eliminates any right of an Indemnitee or his or her successors to indemnification, advancement of expenses or otherwise shall be prospective only and shall not, without the written consent of the Indemnitee, in any way diminish, limit, restrict, adversely affect or eliminate any such right with respect to any actual or alleged state of facts, occurrence, action or omission then or previously existing, or any action, suit or proceeding previously or thereafter brought or threatened based in whole or in part upon any such actual or alleged state of facts, occurrence, action or omission.

Section ~~11.08~~10.08 Insurance. The Corporation may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise, against any expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the DGCL.

Section ~~11.09~~10.09 Additional Rights. The Board may grant rights to indemnification, and rights to be paid by the Corporation the reasonable expenses incurred in connection with any Proceeding in advance of its final disposition, to any current or former employee or agent of the Corporation to the fullest extent of the provisions of this Article ~~XI~~X with respect to the indemnification and advancement of expenses of current or former directors and officers of the Corporation.

Section ~~11.10~~10.10 Severability. If any provision or provisions of this Article ~~XI~~X shall be held to be invalid, illegal or unenforceable for any reason whatsoever: (i) the validity, legality and enforceability of the remaining provisions of this Article ~~XI~~X (including, without limitation, each portion of any Section of this Article ~~IX~~X containing any such provision held to be invalid, illegal or unenforceable, that is not itself held to be invalid, illegal or unenforceable) shall not in any way be affected or impaired thereby; and (ii) to the fullest extent possible, the provisions of this Article ~~XI~~X (including, without limitation, each such portion of any Section of this Article ~~IX~~X containing any such provision held to be invalid, illegal or unenforceable) shall be construed so as to give effect to the intent manifested by the provision held invalid, illegal or unenforceable.

Section ~~11.11~~10.11 Definitions; Construction. For purposes of this Article ~~IX~~X "Disinterested Director" means a director of the Corporation who is not and was not a party to the Proceeding in respect of which indemnification is sought by the claimant; and "Independent Counsel" means a law firm, a member of a law firm, or an independent practitioner, that is experienced in matters of corporate law and shall include any person who, under the applicable standards of professional conduct then prevailing, would not have a conflict of interest in representing either the Corporation or the claimant in an action to determine the claimant's rights under this Article ~~XI~~X. Any reference to an officer of the Corporation in this Article ~~XI~~X shall be deemed to refer exclusively to the officers appointed as such pursuant to the Bylaws by the Board or by an officer to whom the Board has delegated the power to appoint officers, and any reference to an officer of any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise shall be deemed to refer exclusively to an officer appointed by the board of directors (or equivalent governing body) of such other entity pursuant to the certificate of incorporation and bylaws (or equivalent organizational documents) of such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise. The fact that any person who is or was an employee of the Corporation or an employee of any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise has been given or has used the title of "vice president" or any other title that could be construed to suggest or imply that such person is or may be an officer of the Corporation or of such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise shall not result in such person being constituted as, or being deemed to be, an officer of the Corporation or of such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise for purposes of this Article ~~XI~~X.

Section ~~11.12~~10.12 Notices. Any notice, request or other communication required or permitted to be given to the Corporation under this Article ~~XI~~X shall be in writing and either delivered in person or sent by fax, email, overnight mail or courier service, or certified or registered mail, postage prepaid, return receipt requested, to the Secretary of the Corporation and shall be effective only upon receipt by the Secretary.

ARTICLE ~~XII~~XI

~~Section 12.01 General. In recognition and anticipation that (i) the Corporation will not be a wholly owned subsidiary of Flex and that Flex will be a controlling stockholder of the Corporation, (ii) directors, officers and/or employees of Flex may serve as directors, officers and/or employees of the Corporation, (iii) Flex may engage in the same, similar or related lines of business as those in which the Corporation, directly or indirectly, may engage and/or other business activities that overlap with or compete with those in which the Corporation, directly or indirectly, may engage, (iv) Flex may have an interest in the same areas of corporate opportunity as the Corporation and Affiliated Companies (as defined below) and (v) as a consequence of the foregoing, it is in the best interests of the Corporation that the respective rights and obligations of the Corporation and of Flex, and the duties of any directors, officers and/or employees of the Corporation who are also directors, officers and/or employees of Flex, be determined and delineated in respect of any transactions between, or opportunities that may be suitable for both, the Corporation and Affiliated Companies, on the one hand, and Flex, on the other hand, the sections of this Article XII shall to the fullest extent permitted by law regulate and define the conduct of certain of the business and affairs of the Corporation in relation to Flex and the conduct of certain affairs of the Corporation as they may involve Flex and its directors, officers and/or employees, and the power, rights, duties and liabilities of the Corporation and its director, officers, employees and stockholders in connection therewith.~~

~~For purposes of this Certificate of Incorporation, "Flex" shall mean Flex Ltd., a Singapore incorporated public company limited by shares and having a registration no. 199002645H, any and all successors to Flex Ltd. by way of merger, consolidation or~~

sale of all or substantially all of its assets, and any and all corporations, partnerships, joint ventures, limited liability companies, associations and other entities (A) in which Flex Ltd. owns, directly or indirectly, more than 50% of the outstanding voting stock, voting power, partnership interests or similar ownership interests, (B) of which Flex Ltd. otherwise directly or indirectly controls or directs the policies or operations or (C) that would be considered subsidiaries of Flex Ltd. within the meaning of Regulation S-K or Regulation S-X of the general rules and regulations under the Securities Act of 1933, as amended, now or hereafter existing: provided, however, that the term "Flex" shall not include the Corporation or any entities (A) in which the Corporation owns, directly or indirectly, more than 50% of the outstanding voting stock, voting power, partnership interests or similar ownership interests, (B) of which the Corporation otherwise directly or indirectly controls or directs the policies or operations or (C) that would be considered subsidiaries of the Corporation within the meaning of Regulation S-K or Regulation S-X of the general rules and regulations under the Securities Act of 1933, as amended, now or hereafter existing (such entities, "Affiliated Companies").

For purposes of this Certificate of Incorporation, "corporate opportunities" shall include, but not be limited to, business opportunities which the Corporation or Affiliated Companies are financially able to undertake, which are, from their nature, in the line of the Corporation's or Affiliated Companies' business, are of practical advantage to it and are ones in which the Corporation or Affiliated Companies would have an interest or a reasonable expectancy, and in which, by embracing the opportunities or allowing such opportunities to be embraced by Flex, the self-interest of Flex or its directors, officers and/or employees will be brought into conflict with that of the Corporation or Affiliated Companies.

Nothing in this Article XII creates or is intended to create any fiduciary duty on the part of Flex, the Corporation, any Affiliated Company, or any stockholder, director, officer or employee of any of them that does not otherwise exist under Delaware law and nothing in this Article XII expands any such duty of any such person that may now or hereafter exist under Delaware law. To the fullest extent permitted by law, any person purchasing or otherwise acquiring any shares of capital stock of the Corporation, or any interest therein, shall be deemed to have notice of and to have consented to the provisions of this Article XII.

Section 12.02 Certain Agreements and Transactions Permitted. The Corporation may from time to time enter into and perform, and cause or permit any Affiliated Company to enter into and perform, one or more agreements (or modifications or supplements to pre-existing agreements) with Flex pursuant to which the Corporation or an Affiliated Company, on the one hand, and Flex, on the other hand, agree to engage in transactions of any kind or nature with each other and/or agree to compete, or to refrain from competing or to limit or restrict their competition, with each other, including to allocate, and to cause their respective directors, officers and/or employees (including any who are directors, officers and/or employees of both) to allocate opportunities between them or to refer opportunities to each other. Subject to Section 12.04, no such agreement, or the performance thereof by the Corporation or any Affiliated Company, or Flex, shall, to the fullest extent permitted by law, be considered contrary to any fiduciary duty that any director, officer or employee of the Corporation or any Affiliated Company who is also a director, officer or employee of Flex may owe or be alleged to owe to the Corporation or any such Affiliated Company, or to any stockholder thereof, or any legal duty or obligation Flex may be alleged to owe on any basis, notwithstanding the provisions of this Certificate of Incorporation stipulating to the contrary. Subject to Section 12.04, to the fullest extent permitted by law, no director, officer or employee of the Corporation who is also a director, officer or employee of Flex shall have or be under any fiduciary duty to the Corporation or any Affiliated Company to refer any corporate opportunity to the Corporation or any Affiliated Company or to refrain from acting on behalf of the Corporation or any Affiliated Company or of Flex in respect of any such agreement or transaction or performing any such agreement in accordance with its terms.

Section 12.03 Authorized Business Activities. Without limiting the other provisions of this Article XII, Flex shall have no duty to communicate information regarding a corporate opportunity to the Corporation or to refrain from (i) engaging in the same or similar activities or lines of business as the Corporation, (ii) doing business with any client, customer or vendor of the Corporation or (iii) employing or otherwise engaging any director, officer or employee of the Corporation. To the fullest extent permitted by law, except as provided in Section 12.04, no officer, director or employee of the Corporation who is also a director, officer or employee of Flex shall be deemed to have breached his or her fiduciary duties, if any, to the Corporation solely by reason of Flex's engaging in any such activity.

Section 12.04 Corporate Opportunities. Except as otherwise agreed in writing between the Corporation and Flex, for so long as Yuma, Yuma Sub, their respective Permitted Transferees and any successor by way of merger or consolidation owns, beneficially or of record, at least 10% of the combined voting power of the outstanding Common Stock of the Corporation or Flex otherwise has one or more directors, officers or employees serving as a director, officer or employee of the Corporation, in the event that a director, officer or employee of the Corporation who is also a director, officer or employee of Flex acquires knowledge of a potential transaction or matter that may be a corporate opportunity for both the Corporation and Flex, such director, officer or employee shall to the fullest extent permitted by law have fully satisfied and fulfilled his or her fiduciary duty, if any, with respect to such corporate opportunity, and the Corporation to the fullest extent permitted by law renounces any interest or expectancy in such business opportunity and waives any claim that such business opportunity constituted a corporate opportunity that should have been presented to the Corporation or any Affiliated Company, if such director, officer or employee acts in a manner consistent with the following policy: such a corporate opportunity offered to any person who is a director, officer or employee of the Corporation and who is also a director, officer or employee of Flex shall belong to the Corporation only if such opportunity is expressly offered to such person solely in his or her capacity as a director, officer or employee of the Corporation and otherwise shall belong to Flex.

The foregoing policy, and the action of any director, officer or employee of Flex, the Corporation or any Affiliated Company taken in accordance with, or in reliance upon, the foregoing policy or in entering into or performing any agreement, transaction or arrangement is deemed and presumed to be fair to the Corporation. Except as otherwise agreed in writing between the Corporation and Flex, if a director, officer or employee of the Corporation, who also serves as a director, officer or employee of Flex, acquires knowledge of a potential corporate opportunity for both the Corporation and Flex in any manner not addressed by this Article XII, such director, officer or employee shall have no duty to communicate or present such corporate opportunity to the Corporation and shall to the fullest extent permitted by law not be liable to the Corporation or its stockholders for breach of fiduciary duty as a director, officer or employee of the Corporation by reason of the fact that Flex pursues or acquires such corporate opportunity for itself, directs such corporate opportunity to another person or does not present such corporate opportunity to the Corporation, and the Corporation to the fullest extent permitted by law renounces any interest or expectancy in such business opportunity and waives any claim that such business opportunity constituted a corporate opportunity that should be presented to the Corporation.

Section 12.05 Delineation of Indirect Interests. To the fullest extent permitted by law, no director, officer or employee of the Corporation or any Affiliated Company shall be deemed to have an indirect interest in any matter, transaction or corporate opportunity that may be received or exploited by, or allocated to, Flex, merely by virtue of being a director, officer or employee of Flex, unless such director, officer or employee's role with Flex involves direct responsibility for such matter, in his or her role with Flex, such director, officer or employee exercises supervision over such matter, or the compensation of such director, officer or employee is materially affected by such matter. Such director, officer or employee's compensation shall not be deemed to be materially affected by such matter if it is only affected by virtue of its effect on the value of Flex capital stock generally or on Flex's results or performance on an enterprise-wide basis.

Section 12.06 Special Approval Procedures. If, notwithstanding the provisions of this Article XII, it is deemed desirable by Flex, the Corporation or an Affiliated Company or any other party that the Corporation take action with specific regard to a particular transaction, corporate opportunity or a type or series of transactions or corporate opportunities to ensure, out of an abundance of caution, that such transaction or transactions are not voidable, or that such an opportunity or opportunities are effectively disclaimed, the Corporation may employ any of the following procedures:

(a) the material facts of the transaction and the director's, officer's or employee's interest are disclosed or known to the Board or a duly appointed committee of the Board and the Board or such committee authorizes, approves, or ratifies the transaction by the affirmative vote or consent of a majority of the directors (or committee members) who have no direct or indirect interest in the transaction and, in any event, of at least two directors (or committee members); or

(b) the material facts of the transaction and the director's interest are disclosed or known to the stockholders entitled to vote and they authorize, approve or ratify such transaction.

The interested director or directors may be counted in determining the presence of a quorum at such meeting. The presence of, or a vote cast by, a director with a direct or indirect interest in the transaction does not affect the validity of any actions taken under clause (a) above.

One or more matters, transactions or corporate opportunities approved pursuant to any of the foregoing procedures are not void or voidable and shall not give rise to any equitable relief or damages or other sanctions against any director, officer, employee or stockholder (including Flex) of the Corporation on the ground that the matter, transaction or corporate opportunity should have first been offered to the Corporation. Nothing in this Article XII requires any matter to be considered by the Board or the stockholders of the Corporation and, in all cases, directors, officers and employees of the Corporation are authorized to refrain from bringing a matter otherwise addressed in this Article XII before the Board or the stockholders for consideration unless such matter is required to be considered by the Board or stockholders, as applicable, under Delaware law. This Article XII shall not be construed to invalidate any contract or other transaction which would otherwise be valid under the common, equitable, or statutory law applicable thereto.

ARTICLE XIII

Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, another state court in Delaware or the federal district court for the District of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of the Corporation, (b) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Corporation, (c) any action asserting a claim against the Corporation or any director, officer or other employee of the Corporation arising pursuant to any provision of the DGCL or of this Certificate of Incorporation or the Bylaws, or (d) any action asserting a claim against the Corporation or any director, officer or other employee of the Corporation governed by the internal affairs doctrine. Notwithstanding anything to the contrary herein, but subject to the foregoing provisions of this Article XIIIXI, the federal district courts of the United States shall be the exclusive forum for the resolution of any action, suit or proceeding asserting a cause of action arising under the Securities Act of 1933, as amended, including all causes of action asserted against any defendant named in such complaint. The provisions of this Article XIIIXI do not apply to claims arising under the Securities Exchange Act of 1934, as amended, or any claim for which the federal district courts of the United States have exclusive jurisdiction. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Corporation shall be deemed to have notice of and, to the fullest extent permitted by law, to have consented to the provisions of this Article XIIIXI.

ARTICLE ~~XIV~~XII

If any provision or provisions of this Certificate of Incorporation shall be held to be invalid, illegal or unenforceable as applied to any circumstance for any reason whatsoever: (i) the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Certificate of Incorporation (including, without limitation, each portion of any Article (or section or subsection thereof) of this Certificate of Incorporation containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) shall not in any way be affected or impaired thereby and (ii) to the fullest extent possible, the provisions of this Certificate of Incorporation (including, without limitation, each such portion of any Article (or any section or subsection thereof) of this Certificate of Incorporation containing any such provision held to be invalid, illegal or unenforceable) shall be construed so as to permit the Corporation to protect its directors, officers, employees and agents from personal liability in respect of their good faith service to or for the benefit of the Corporation to the fullest extent permitted by law.

ARTICLE ~~XV~~XIII

The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by this Certificate of Incorporation and the DGCL, and all rights, preferences and privileges herein conferred upon stockholders by and pursuant to this Certificate of Incorporation in its current form or as hereafter amended are granted subject to the right reserved in this Article ~~XV~~XIII. Notwithstanding the foregoing~~, from and after the occurrence of the Trigger Event,~~ and notwithstanding any other provisions of this Certificate of Incorporation or any provision of law which might otherwise permit a lesser vote or no vote, but in addition to greater or additional vote or consent required hereunder (including any vote of the holders of any particular class or classes or series of stock required by law or by this Certificate of Incorporation), the affirmative vote of the holders of at least 66 2/3% of the voting power of the outstanding shares of stock entitled to vote thereon, voting together as a single class, shall be required to alter, amend or repeal Section 4.03 of Article IV, Articles V, VI, VII, VIII, IX~~, X, and~~ XI, ~~XII and XIII,~~ and this Article ~~XV~~XIII.

[*Remainder of Page Intentionally Left Blank*]

IN WITNESS WHEREOF, the Corporation has caused this ~~Second Amended and Restated~~ Certificate of Incorporation to be signed by a duly authorized officer as of this ~~12th~~[●] date of ~~November, 2025~~[●], 2026.

    ~~NEXTRACKER~~NEXTPOWER INC.

    By:
    Name:
    Title:

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended March 31, 2026

Or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from   to

Commission file number: 001-41617

Nextpower Inc.

(Exact name of registrant as specified in its charter)

Delaware	**36-5047383**
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

6200 Paseo Padre Parkway, Fremont, California 94555

(Address, including zip code of registrant's principal executive offices)

(510) 270-2500

(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	**Trading Symbol(s)**	**Name of each exchange on which registered**
Class A Common Stock, $0.0001 par value	NXT	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

| Large accelerated filer | ☒ | Accelerated filer | ☐ | Non-accelerated filer | ☐ | Smaller reporting company | ☐ |

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the Class A common stock held by non-affiliates of the registrant, based on the closing price of a share of the registrant's Class A common stock on September 26, 2025 (the last day of the registrant's most recently completed second fiscal quarter) as reported by the Nasdaq Global Select Market on such date was approximately $10.8 billion.

As of May 11, 2026, there were 150,274,472 shares of the registrant's Class A common stock outstanding and no shares of the registrant's Class B common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive Proxy Statement relating to its 2026 Annual Meeting of Stockholders are incorporated by reference into Part III of this Annual Report on Form 10-K where indicated. Such Proxy Statement will be filed with the United States Securities and Exchange Commission within 120 days after the end of the fiscal year to which this Annual Report on Form 10-K relates.

TABLE OF CONTENTS

[This page intentionally left blank]

PART I

FORWARD-LOOKING STATEMENTS

Special note regarding forward-looking statements

Certain statements included in this Annual Report on Form 10-K are "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Section 27A of the Securities Act of 1933, as amended (the "Securities Act"). All statements other than historical factual information are forward-looking statements, including without limitation statements regarding: our future financial performance, cash flows, liquidity position or other results; our management's plans and strategies for future operations, including statements relating to anticipated operating performance, cost reductions, restructuring activities, new product and service developments, competitive strengths or market position, acquisitions and the integration thereof, divestitures, spin-offs, split-offs or other distributions, strategic opportunities, joint ventures, securities offerings, stock repurchases, dividends and executive compensation; the effects of the Transactions (as defined in Note 6 in the notes to the consolidated financial statements included elsewhere in this Annual Report on Form 10-K) on our business; expected payments under the Tax Receivable Agreement (as defined below); growth, declines and other trends in markets we sell into; new or modified laws, regulations and accounting pronouncements; future regulatory approvals and the timing thereof; outstanding claims, legal proceedings, tax audits and assessments and other contingent liabilities; future tax rates, tax credits and other tax provisions; future foreign currency exchange rates and fluctuations in those rates; general economic and capital markets conditions; the anticipated timing of any of the foregoing; assumptions underlying any of the foregoing; and any other statements that address events or developments that we intend or believe will or may occur in the future. Terminology such as "will," "may," "should," "could," "would," "believe," "anticipate," "intend," "plan," "expect," "estimate," "project," "target," "possible," "potential," "forecast" and "positioned" and similar references to future periods are intended to identify forward-looking statements, although not all forward-looking statements are accompanied by such words.

Forward-looking statements are based on assumptions and assessments made by our management in light of their experience and perceptions of historical trends, current conditions, expected future developments and other factors they believe to be appropriate, and speak only to our expectations as of the date of this Annual Report on Form 10-K.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or other events to be materially different from any future results, performance or other events expressed or implied by the forward-looking statements. Given these uncertainties, you should not place undue reliance on forward-looking statements. You should read this Annual Report on Form 10-K and the documents that we have filed as exhibits hereto, completely and with the understanding that our actual future results, performance or other events may be materially different from what we expect.

Important factors that could cause actual results, performance or other events to differ materially from our expectations include:

- the demand for solar energy and, in turn, our products;

- competitive pressures within the solar tracker industry;

- competition from conventional and other renewable energy sources;

- variability in our results of operations, including as a result of fluctuations in our customers' businesses as well as seasonal weather-related disruptions;

- the reduction, elimination or expiration of government incentives for, or regulations mandating the use of, renewable energy and solar energy;

- our reliance on our suppliers and any problems with our suppliers or disruptions in our supply chain;

- our ability to rapidly establish U.S. or foreign supplier manufacturing in response to business conditions or criteria for government incentives;

- changes in the global trade environment, including the imposition of import tariffs or bans;

- a further increase in interest rates, or a reduction in the availability of tax equity or project debt financing, impacting the ability of project developers and owners to finance the cost of a solar energy system;

- a loss of one or more of our significant customers, their inability to perform under their contracts, or their default in payment to us;

- defects or performance problems in our products;

- delays, disruptions or quality control problems in our product development operations;

- global disruption related to ongoing global conflicts, including the Russian invasion of Ukraine and the U.S.-Iran war;

- pressure on margins or the availability of solar project financing due to inflation;

- severe weather events, natural disasters and other catastrophic events;

- our continued expansion into new markets;

- our indebtedness;

- electric utility industry policies and regulations;

- decreases in the price of electricity;

- our failure to protect our intellectual property and trade secrets or to successfully defend against third-party claims of infringement;

- cybersecurity or other data incidents; and

- the other risks and uncertainties set forth in the section entitled "Risk Factors."

Except as required by law, we assume no obligation to update these forward-looking statements, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future. We claim the protection of the safe harbor for forward-looking statements contained in the Exchange Act and the Securities Act for any forward-looking statements.

Market and industry data

We use market data and industry forecasts and projections throughout this Annual Report on Form 10-K, and in particular in the section titled "Business." We have obtained the market data from certain third-party sources of information, including publicly available industry publications and subscription-based publications, including the following:

- Joule, a Cell Press Journal, Global Techno-Economic Performance of Bifacial and Tracking Photovoltaic Systems, July 2020

- Lazard Ltd., 2025 Levelized Cost of Energy+ version 18

- Renewables Now, Renewables 2020 Global Status Report, 2020

- Wood Mackenzie Ltd., Global solar Tracker Landscape 2024

- Wood Mackenzie Ltd., The Global PV Tracker Landscape 2016: Prices, Forecast, Market Shares and Vendor Profiles, October 2016

Industry forecasts are based on surveys and the preparer's expertise and there can be no assurance that any of the industry forecasts will be achieved. We believe this data is reliable, but we have not independently verified the accuracy of this information, nor have we ascertained the underlying economic assumptions relied thereon. Any industry forecasts are based on data (including third-party data), models and experience of various professionals and are based on various assumptions, all of which are subject to change without notice. While we are not aware of any misstatements regarding the market data presented herein, industry forecasts and projections involve risks and uncertainties and are subject to change based on various factors, including those discussed under "Risk Factors."

ITEM 1. BUSINESS

Unless the context requires otherwise, references in this Annual Report on Form 10-K to "Nextpower," the "Company," "we," "us" and "our" mean Nextpower Inc. and its consolidated subsidiaries (formerly known as Nextracker Inc.)

Our vision

We envision a world electrified by clean energy.

Our mission

Our mission is to be the trusted partner delivering the world's most intelligent, reliable, and productive clean-power technology.

Overview

We are a leading global provider of solar and energy technology solutions for utility-scale power plants. Founded in 2013 by our Chief Executive Officer, Dan Shugar, we pioneered and remain the global market leader in solar tracking systems. We now deliver an integrated suite of structural, electrical, and digital solutions across the full lifecycle of solar power plants, from design and construction through operations and maintenance. Our integrated solutions are designed to streamline project execution, increase energy yield and long-term reliability, and enhance customer return on investment ("ROI").

The solar tracker market plays a key part in driving the global energy transition by increasing energy production and improving the levelized cost of energy ("LCOE"). The majority of utility-scale projects installed today in mature markets such as the United States, India, Latin America, Australia and parts of Europe use solar trackers, and adoption of solar tracker technology continues to grow in developing solar markets such as the Middle East and Africa.

We have developed the next generation of solar trackers that enable rows to move independently, providing further benefits to customers. Our intelligent independent row tracking system incorporates proprietary technology that we believe produces more energy, lowers operating costs, is easier to deploy, and has greater reliability compared to linked row, other independent tracker products and fixed-tilt systems. Our TrueCapture® energy yield management system addresses power production shortfalls due to the variability of real-world site conditions.

We have shipped more than 160 GW of our solar tracker systems as of March 31, 2026 to projects on six continents for use in utility-scale and distributed generation solar applications. Our customers include engineering, procurement and construction firms ("EPCs"), as well as solar project developers and owners. We are a qualified, preferred provider to some of the largest solar EPC firms and solar project developers and owners in the world.

Platform strategy

Our platform integrates solar tracker systems with electrical infrastructure, software, controls, and emerging technologies to enable more efficient, reliable, and scalable solar power plants. We are a multi-product platform company offering a connected ecosystem of technologies and services, including electrical balance of systems solutions, power conversion technologies, and software-driven capabilities incorporating artificial intelligence ("AI"), automation, and robotics.

Industry trends

Demand for solar energy continues to grow due to its cost competitiveness and global decarbonization and electrification.

The rapid adoption of AI technologies has significantly increased electricity demand in many sectors, particularly from data centers, which are among the fastest-growing sources of load growth in many regions. Increasing demand for electrification to help achieve greenhouse gas emissions reductions has created a significant demand for clean energy production. Electrification refers to electricity replacing other sources for energy consumption, such as the transition to electric vehicles and electric heating. In addition, globally, many countries, industries, and firms have been aggressively pursuing decarbonization standards that pledge to increase the percentage of electricity production from renewable energy sources while decreasing reliance on fossil fuel generation and increasing focus on low-carbon energy sources. Global electricity demand is entering a period of accelerated growth driven by factors such as data center expansion, increased use of artificial intelligence, and electrification of transportation and buildings. These dynamics are contributing to what we believe is a long-term "electricity super-cycle," a sustained period of accelerated electricity demand growth, further reinforcing the need for scalable, low-cost renewable energy solutions capable of supporting large, continuous power loads.

At the same time, the expansion of electricity supply is constrained by factors including transmission and interconnection limitations, permitting timelines, and availability of grid infrastructure. In many regions, these constraints have created a mismatch between accelerating electricity demand and the pace at which new generation capacity can be deployed.

Solar is one of the fastest growing and most cost-competitive sources of new electricity generation. According to Lazard, from 2009 to 2025, the cost of solar generation fell by 84%.[1] Today, solar electricity is competitive with both natural gas and wind and costs significantly less than some conventional generation technologies such as coal and nuclear.

Today's utility-scale solar plants have evolved from fixed-tilt systems to generally rely on solar tracking technologies that increase electricity generation and improve economics for solar plant owners by enabling solar panels to rotate and follow the sun's movement across the sky[2]. Single axis solar trackers can increase energy yield of solar projects and, in many cases, generate up to 25% more energy than projects that use fixed-tilt, or stationary, panel mounting systems that do not track the sun. Tracker technology also enables panel movement in response to weather events, helping reduce the performance risks facing the system due to hail and wind. The additional cumulative revenue from energy production that trackers provide typically exceeds the incremental cost of using a tracking system, improving the risk-adjusted LCOE and providing significant ROI for solar projects.

Our solutions

Our solar tracking systems lead our portfolio, but our solutions extend to include yield management systems, foundations, steel frames, electrical balance of systems (eBOS), AI and robotic services, risk mitigation and operability solutions and emerging technologies designed to optimize performance across the entire solar power plant.

Our integrated design approach enables deployment across a wide range of topographical and climate conditions and supports efficient construction and long-term operation of utility-scale solar projects. By combining hardware, software, and engineering capabilities, we aim to deliver scalable solutions that help customers meet increasing demand for reliable, cost-effective electricity.

As part of our mission, we focus on delivering low carbon technology solutions and advancing sustainable supply chain initiatives to help drive a clean energy future.

Solar tracking systems solution portfolio

We have been the global market leader in solar tracking systems based on gigawatts ("GW") shipped for ten consecutive years. NX Horizon® is our flagship solar tracking solution. NX Horizon's smart solar tracker system delivers what we believe to be an attractive LCOE and has been deployed more than any other tracker in our portfolio. Based on our internal analysis, experience and customer feedback, we believe we generally have an LCOE advantage compared to legacy linked row trackers. NX Horizon's system mounts a single line of panels along a tracker row. NX Horizon's reliable self-powered motor and control system, balanced mechanical design and independent-row architecture provide project design flexibility while lowering operations and maintenance costs. With its self-aligning module rails and vibration-proof fasteners, NX Horizon can be easily and rapidly installed. The self-powered, decentralized architecture allows each row to be commissioned in advance of site power and is designed to withstand high winds and other adverse weather conditions. NX Horizon combines several key features that improve performance, reliability and operability compared to competing designs.

Network Control Unit (NCU) and Smart Power Controls (SPC). Our tracker systems incorporate NCU and SPC, which provide distributed control, monitoring, and communication capabilities across the solar power plant. These components enable real-time system visibility and coordinated tracker operation, supporting optimized energy yield and system performance.

We continue to enhance our NCU and SPC technologies with expanded connectivity, improved data processing, and enhanced cybersecurity capabilities designed to support the secure and reliable operation of our networked control systems. These advancements enable greater integration with plant-level control systems and facilitate secure remote diagnostics, firmware updates, and performance optimization over the life of the system:

---

[1] Lazard Ltd, 2025 Levelized Cost of Energy+ version 18.
[2] Joule, a Cell Press Journal, Global Techno-Economic Performance of Bifacial and Tracking Photovoltaic Systems, July 2020.

- **Independent rows.** Over the last decade, the substantial decrease in the cost of electric motors and control systems helped accelerate the adoption of independent row tracking systems over linked-row architectures. In addition to the ability to rotate each row individually, independent rows provide many benefits such as increased redundancy and therefore lower risk of single points of component failure, site layout flexibility, including reduced grading requirements, ease of installation, and ease of maintenance and operations, including unrestricted vehicle access.

- **Mechanically-balanced rows.** Our patented, mechanically-balancing rows have several benefits, including greater range of motion, less energy required to rotate the panels than competing products, and reduced component wear and tear. Mechanical balancing also enables greater elevation of solar panels above a central support beam (torque tube), significantly improving energy production in bifacial applications by allowing more reflected light to reach the back side of the panel. Bifacial panels capture sunlight on both their front and back sides and are frequently adopted in utility-scale projects.

- **Self-powered.** Our tracker design includes the placement of a small solar panel on each row that powers the trackers, eliminating the need for more expensive AC power. In addition, our self-powered controller also enables advanced sensor capabilities by collecting and distributing real-time sensor data.

- **Terrain following capability.** Unlike typical designs that constrain tracker rows to a plane, Nextpower's NX Horizon-XTR and NX Horizon XTR-1.5 variants conform to a site's natural terrain undulations. NX Horizon-XTR eliminates or reduces the cost and impact of cut-and-fill earthworks, without complex joints or additional components, reduces foundation material, eases permitting, and accelerates project construction schedules while minimizing environmental impact and reducing project risk. NX Horizon-XTR's ability to significantly reduce earthwork, allows many otherwise infeasible sites to become economically viable for solar trackers. Less earthwork lowers upfront costs and improves scheduling while mitigating environmental impacts to topsoil, natural habitats, native vegetation, and natural drainage features.

- **Embedded sensors and connectivity.** Our embedded sensors and wireless mesh network with real-time connectivity enable visibility and system monitoring of critical components and remote maintenance and in certain situations, reduce yield loss by enabling real-time adaptation to site conditions.

- **Operation and maintenance efficiency.** Our engineered structural fasteners replace standard nuts and bolts. Our fasteners increase long-term reliability and eliminate the need for periodic inspection and maintenance required by systems held together with generic nuts and bolts.

- **Sealed, elevated drive system.** All our trackers have sealed gears, motors and controllers, which are typically elevated three or more feet above the ground, helping to protect the system against dust, flooding and ground accumulations of snow and ice.

Since its launch, we have introduced several additional product innovations to complement our core NX Horizon tracker.

NX Horizon-XTR™ is our terrain-following tracker designed to expand the addressable market for trackers on sites with sloped, uneven and challenging terrain. NX Horizon-XTR conforms to the natural terrain of the site, reducing or eliminating cut-and-fill earthworks and reducing foundation lengths. These benefits help accelerate construction schedules and make trackers more economically and environmentally viable on difficult sites.

NX Horizon® with **Hail Pro™** builds on the core features of NX Horizon's smart solar tracking system, including its balanced design, integrated UPS (uninterruptible power supply), and independent-row architecture. Hail Pro adds automatic stowing capabilities using weather service data, hail readiness services, and where applicable, Hail Pro-75™, which enables stowing at angles of up to 75 degrees for project sites subject to extreme hail. In fiscal year 2025, we introduced enhanced automated functionality designed to provide site-specific responses to severe weather events, including during grid outages. These capabilities are intended to improve system resilience and help mitigate weather-related risks for solar power plant asset owners and operators.

NX Horizon™ Low Carbon is the industry's first solar tracker solution with a reduced carbon footprint, which means less embodied carbon dioxide equivalent greenhouse gas emissions compared to our traditional offshore-produced tracker. Initially offered in the U.S. market, the NX Horizon Low Carbon solar tracker system includes torque tubes manufactured with the electric arc furnace (EAF), recycled steel, and logistics strategically located near project sites. Third-party verified Life Cycle Assessment (LCA) methodology provides our customers with documentation on reductions in carbon footprint, land use, water consumption and other metrics associated with the entire lifecycle, including sourcing, manufacturing, delivery, and operation of solar trackers.

Benefits of our tracking system solutions

We design our tracking systems as part of an integrated approach to solar power plant performance, with a focus on increasing energy production while reducing installation, operating and maintenance costs. Our trackers serve not only as a mechanical platform for solar modules, but also as a foundation for intelligent control, data collection, and system optimization across the plant. Through software and control solutions, including our separately licensed TrueCapture and NX Navigator solutions, our systems are designed to improve performance and operability over time. By combining hardware, software, and analytics, we provide a platform that enables continuous optimization and supports more efficient and reliable plant operations. Our innovative approach provides the following competitive advantages:

- **Next-generation architecture.** Our self-balancing, independent-row architecture provides many performance and cost advantages, including improved reliability, easier access for maintenance vehicles, a wide rotational range and the ability to optimize the tracker angle on a row-by-row basis for increased energy production. Unlike some linked-row designs, our key drive components are located well above ground to reduce risk from flooding and ground accumulations of snow and ice.

- **TrueCapture capabilities**. TrueCapture reduces the energy production gap between modeled and real-world tracker performance by adjusting tracker rows based on topography, sun position, solar irradiance, and PV panel technology. Its advanced sensors and as-built topographic calibration enable the tracker equipment to more accurately realize its intended energy production benefits.

- **NX Navigator operability and weather mitigation capabilities.** NX Navigator facilitates plant operability and resilience. It provides utility-scale solar plant owners another layer of monitoring and control, allowing owners to proactively manage yield and enable reliable operation across a wide range of severe weather conditions. NX Navigator's next-generation advanced remote monitoring capabilities maintain tracker equipment health and availability while its onsite active controls offer safety defense, and extreme weather risk mitigation. For example, NX Navigator provides rapid stowing modes to reduce risk of damage from hail and a feature that automatically puts the panels into stow position shortly after a loss of utility power.

- **Ease of deployment.** Our solutions are designed to enhance system configuration and planning for customers, reduce costs associated with grading, earthworks, anchoring, deployment and other installation, and reduce time to deploy and operationalize. Our trackers are self-powered, reducing ongoing system reliance on more costly AC power and allowing newly-constructed plants to begin generating solar power weeks or months sooner than tracking solutions that require external power to operate.

- **Future upgradability.** We take an innovative approach to 'future proofing' the performance of our trackers over time, enabling the release of improved features and capabilities to both legacy and new solar projects via future enhancements and new products.

- **Superior production for bifacial solar panels.** Our tracker platforms are designed to optimize production from bifacial solar panels. Bifacial panels capture sunlight on both their front and back sides and are increasingly adopted in utility-scale projects. Our architecture is designed to mitigate obstructions that can block reflected light from reaching the back side of the panels.

TrueCapture®

TrueCapture, NX Horizon's energy yield management system, addresses power production shortfalls due to the variability of real-world site conditions. While linked-row tracking systems angle all rows in an identical direction facing the sun, TrueCapture leverages NX Horizon's independent-row architecture and advanced sensors, and adds as-built topographical calibration and real-time site conditions data to ensure the energy gain entitled by tracking is delivered for all in-field conditions. Validated by leading independent engineering firms, TrueCapture is proven to effectively account for topography, row-to-row height variations and diffuse irradiance conditions, typically reducing energy losses between 1-2%.

Zonal Diffuse expands on TrueCapture's yield management and is a tracking function that mitigates energy yield loss during rapidly changing irradiance conditions. This technology includes additional high spatial resolution sensing that enables the trackers to efficiently adapt to variations in cloud cover across the entire power plant. Zonal Diffuse complements TrueCapture's terrain-adaptive row-to-row tracking mode and Split Boost, an energy yield management feature for half-cell modules.

NX Foundation Solutions

NX Foundation Solutions is a comprehensive suite of solar foundation technologies and services designed to optimize solar project installations across diverse soil conditions. NX Foundations includes **NX Anchor™** and **NX Earth Truss™** which facilitate solar project development in a wide array of geotechnical conditions including soft, medium, firm, expansive and frost-heave soils. NX Foundation Solutions are part of an integrated foundation-to-tracker system offering that helps streamline project timelines, reduce costs, and improve safety while minimizing environmental impact, particularly on challenging terrain. The solution set incorporates a full suite of services including geotechnical reviews, foundation design, equipment selection, and installation support, along with advanced installation equipment like the **Truss Driver®**.

Steel Frames

In September 2025, we announced our expansion into the solar panel frame market with the acquisition of Origami Solar, Inc. ("Origami"), a pioneer in roll-formed steel frame technology. Steel frames offer a high-performance alternative to traditional extruded aluminum frames, delivering strength and durability, competitive cost, and the potential for a more localized supply chain. Steel frames may also provide environmental benefits, including a lower carbon footprint depending on sourcing and manufacturing processes. The use of steel as a frame material may also enable new solar panel mounting techniques, including robotic assembly, which could improve installation efficiency and reduce labor requirements.

Electrical Balance of Systems (eBOS) Solutions

In May 2025, we announced the acquisition of U.S.-based Bentek Corporation ("Bentek"), an industry pioneer and manufacturer of electrical infrastructure components that collect and transport electricity from solar panels to the power grid. The acquisition combines Bentek's engineered, pre-assembled eBOS solutions with Nextpower's solar tracker platform, providing customers with streamlined procurement and project logistics from a single source. The eBOS products are offered as standalone, industry-compatible components for both trackers and fixed tilt systems, as well as in formats optimized for use in integrated NX Horizon™ system solutions. Bentek's U.S. fabrication footprint further enhances Nextpower's strong domestic supply chain position.

We are also developing additional integrated system architectures that further streamline installation and reduce costs, including solutions that integrate cabling and electrical systems directly into tracker structures. For example, in September 2025 we announced the launch of NX PowerMerge™ trunk connector, a next generation DC power component designed to streamline electrical balance of systems (eBOS) installation and boost long-term reliability.

AI and Robotics Services

In July 2025, we acquired OnSight Technology Inc. ("OnSight"), an autonomous robotic inspection and fire detection system for solar plants, and launched a new AI and robotics business initiative, focused on applying automation, data, and advanced technologies to solar power plant deployment and operations, including applications in installation, inspection, and ongoing system management. This initiative is supported by the appointment of our first Chief AI and Robotics Officer and targeted technology acquisitions. These efforts are intended to enhance construction efficiency, improve system quality and reliability, and support long-term performance and return on investment of solar power plants.

Risk Mitigation and Operability Solutions

We also offer solutions to improve the resilience and operability of our tracking solutions. These solutions are typically licensed separately and integrated with our tracker products, using embedded sensors, communication and control systems to enable monitoring, automation and system optimization.

We regularly introduce new system features and functionality that can be deployed across both new projects and our existing installed fleet, allowing customers to benefit from ongoing system enhancements over the life of the project. These solutions are intended to improve solar plant operational performance, increase system reliability, and support risk mitigation.

NX Navigator assists solar power plant owners and operators in monitoring, controlling and helping to protect their solar projects through a centralized software platform. The system provides real-time operational visibility at the site, subfield and individual tracker levels. NX Navigator also includes safety features such as single click Hurricane/Typhoon Stow and Hail Stow modes, both of which enable rapid repositioning of trackers to protective stow angles in response to severe weather conditions, helping to reduce the risk of damage.

In fiscal year 2026, we announced the establishment of a global remote monitoring and control center to support the operation of our deployed solar tracking systems. The center is designed to provide centralized oversight of system performance, enabling real-time monitoring, diagnostics, and coordinated response to operational events across customer sites, including response to severe weather events.

Emerging Technologies

We are investing in next-generation technologies, including artificial intelligence, robotics, agrivoltaics, soil monitoring, and advanced automation to improve solar power plant construction, operations, and maintenance. These efforts are part of our broader strategy to develop a more integrated and data-driven ecosystem that connects hardware, software, and control systems across the solar power plant. By leveraging data generated from our installed base and combining it with advanced analytics and automation, we seek to enhance system performance, reduce operating costs, and enable predictive and increasingly autonomous plant operations over time.

Customers

Our large and diversified customer base consisted of over 275 active customers across more than forty countries as of March 31, 2026. Customers and owners of our products include many of the largest and most successful companies in the industry. Our EPC customers often build multiple projects at a time for their customers and purchasing decisions are typically made on a per-project basis. A small number of customers deploy our products for ground-mounted distributed generation projects such as powering the customers' buildings or facilities. For fiscal year 2026, we derived 77% of our revenue from projects in the U.S. and 23% from projects in international markets.

In fiscal year 2023, we began our Volume Commitment Agreement ("VCA") program, which consists of signed contracts with developers, plant owners, and EPCs comprising multiple projects typically to be deployed over multiple years. At the end of fiscal year 2026, our backlog was over $5 billion and included project-specific purchase orders and VCAs comprising multiple specific projects. We define backlog as executed EPC or VCA contracts or purchase orders with deposits of cash paid or financial equivalents, identified named project sites, product and volume requirements, and ship dates.

Strategic partners

We collaborate with a range of third parties, including suppliers, technology providers, engineering, procurement and construction (EPC) firms, developers, and other industry participants, to support the deployment and operation of our solar solutions. These relationships enable us to integrate our products and technologies within broader solar power plant systems and to support efficient project execution.

We also engage with technology partners to advance capabilities in areas such as software, automation, and data analytics, as well as with insurance market participants to support education and risk assessment frameworks for solar assets.

In fiscal year 2026, we established a joint venture in the Kingdom of Saudi Arabia with Abdullah Abunayyan Investment Holding ("Abunayyan") to support the continued growth of our business in the Middle East and North Africa region. This joint venture partnership, through a newly established company named Nextpower Arabia, is intended to enhance our local market presence, strengthen customer engagement, and support project execution by aligning with regional development priorities and local content requirements. Nextpower Arabia will combine Abunayyan's 75 years of leadership in water and energy infrastructure in the region with our global market share leadership in advanced solar trackers and yield management and control systems. The joint venture includes sales, engineering, and operations, and ownership of manufacturing facilities in Saudi Arabia.

Through these strategic partner relationships, we aim to enhance the performance, reliability, and scalability of our solutions and to support the evolving needs of customers across the project lifecycle.

Sales and marketing

Our sales and marketing strategy is focused on building long-term relationships with key parties involved in developing, building, owning and maintaining utility-scale solar projects. We educate those parties on the benefits of our solutions, including increased energy yield performance, superior constructability, reliability, ease of maintenance and advanced sensor capabilities compared to competing products. We leverage a variety of techniques to build awareness of and communicate our value propositions, including comprehensive digital marketing campaigns, independent studies, white papers, training programs, thought leadership seminars and participation in industry conferences and events. We sell systems both on an individual project basis and through long-term master supply agreements.

Our collaborative, full-project-lifecycle approach to selling involves working closely with developers, independent engineers, EPCs and their subcontractors, project operators and owners, and operations and maintenance providers. We work collaboratively with customers and stakeholders as a strategic partner through all stages of the project lifecycle to ensure success, including collaborating on site design/layout, wind studies, geotechnical analysis and value engineering. Once the sale is completed, our project management teams continue engaging with the customer through installation and commissioning phases to ensure smooth delivery and project execution. Our asset management team then provides ongoing technical and general customer support for the life of the project, offering system monitoring, training programs, spare parts management and other maintenance services. This approach creates a broad array of touchpoints with the customer organization, strengthening loyalty in the relationship that drives repeat business and entry into new markets with the customer.

We have regional sales leaders based in each market that are supported by local project engineering teams and other specialists to help customers evaluate our solutions and optimize system designs in the context of local market characteristics. Due to the critical role of trackers in utility-scale power plants, tracker procurement is based on a complex set of buying criteria with input often coming from multiple stakeholders. As a result, we frequently engage with multiple parties in the sales process including the direct purchaser, such as a developer or EPC, and other stakeholders, such as the long-term plant owner. We believe our comprehensive go-to-market approach throughout the project lifecycle creates stickiness and loyalty in all stakeholder relationships, which can be carried forward as customers expand into new markets.

Our globally diversified operational footprint places sales, engineering and key product and project support functions in close proximity to major tracker markets around the world. This enables us to ensure customer success throughout the project lifecycle, from sales and project design engineering through deployment and commercial operation. We are well-positioned to provide timely commercial and technical support with personnel in the local time zone and within short travel distances to customer and project sites.

In the United States, we maintain dedicated sales staff principally in California and Tennessee, providing coverage across an expansive geographic market. Our international sales representatives are located in Spain (Madrid and Seville), Australia (Manly), Mexico (Mexico City), India (Hyderabad), United Arab Emirates (Dubai), the Kingdom of Saudi Arabia (Riyadh) and Brazil (São Paulo). Sales employees in Madrid, Manly, Mexico City, Hyderabad, and São Paulo are supplemented by regional project engineering and project management staff with significant local expertise. These regional teams leverage deep understanding of local jurisdictions, regulations, language and culture, and location-specific installation considerations of each project to foster customer success.

Several international offices complement our U.S. headquarters with supply chain, operations and R&D support. Our Hyderabad, India office had over 542 employees across sales, engineering, project management and corporate support functions as of March 31, 2026. This office serves not only as a regional hub to support deployments in South Asia and the emerging Middle East and Africa markets, but also as an independent R&D center, including a recently inaugurated Center for Solar Excellence, that conducts parallel technology development alongside our U.S. headquarters, accelerating time-to-market for new features and products.

Research and development

We commit significant resources to our research and development efforts in order to maintain and extend our differentiated technology and innovation leadership and to enhance value for our customers. Our R&D efforts focus on improving system performance, reliability, and cost efficiency, as well as advancing integration across solar power plant components.

We operate product testing facilities to conduct functional and reliability testing for both individual components and complete system architectures. Approximately 7,800 square feet of laboratory space is dedicated to prototyping and mechanical, electrical and environmental analysis of our products. In addition, we operate Centers for Solar Excellence in the United States, India, and Brazil, which provide real-world environments for the development, testing, and validation of new technologies and system designs. These facilities support collaboration among our engineering teams and external partners and help accelerate product development and commercialization.

We also maintain internal programs to develop and evaluate new product concepts and next generation technologies. These efforts include initiatives related to plant-level software and control solutions, integration of power plant components, and advanced automation, supporting our broader strategy to develop more integrated and data-driven solar solutions.

Our R&D efforts include work related to severe weather damage mitigation, including wind and hail. We have conducted studies in collaboration with third-party engineering firms and laboratories to better understand environmental stresses on solar tracking systems and to inform the development of protective design and control strategies.

Our team includes engineers and technical personnel across multiple disciplines, including, electrical, civil and mechanical engineering, as well as software and data science. As of March 31, 2026, we had over 500 employees engaged in R&D activities.

Our R&D initiatives extend beyond the tracker and include efforts to improve integration with other power plant components, including energy storage systems, with the goal of enhancing overall system performance, availability and operational flexibility.

Intellectual property

The success of our business depends, in part, on our ability to maintain and protect our proprietary technologies, information, processes and know-how. As of March 31, 2026, we had 329 issued U.S. patents, 498 granted non-U.S. patents and 745 U.S. and non-U.S. patent applications pending, including provisional patent applications pending in the U.S. and pending applications across our product portfolio. Our U.S. issued patents are scheduled to expire between 2026 and 2050. Our patents cover the broad range of our solutions, including design, construction, control, robotics, power processing, structure, module framing, colocation with agriculture, mounting, assemblies, software, methods, and other solar tracker-related technologies.

In addition to patent protections, we rely on trade secret laws in the U.S. and similar laws in other countries to safeguard our interests with respect to proprietary know-how that is not patentable and processes for which patents are difficult to enforce.

We also use confidentiality agreements and other contractual arrangements to protect our intellectual property. Our policy is for our employees to enter into confidentiality and proprietary information agreements to address intellectual property protection issues and to assign to us all of the inventions, designs and technologies they develop during the course of employment with us. We also require our customers and business partners to enter into confidentiality agreements before we disclose any sensitive aspects of our technology or business plans. We may not have entered into such agreements with all applicable personnel, customers and partners, and, in the case of proprietary information agreements, such agreements may require additional documentation to assign any proprietary information to us. Moreover, such individuals or entities could breach the terms of such agreements. See Item 1A—Risk Factors—"If we fail to, or incur significant costs in order to, obtain, maintain, protect, defend or enforce our intellectual property, our business and results of operations could be materially harmed" for more information regarding other risks related to intellectual property.

Government incentives

Federal, state, local and foreign government bodies provide incentives to owners, end users, distributors and manufacturers of solar energy systems to promote solar electricity in the form of tax credits, rebates and other financial incentives. The range and duration of these incentives varies widely by geographic market. The market for grid-connected applications, where solar power is sold into organized electric markets or under power purchase agreements, often depends in large part on the availability and size of these government subsidies and economic incentives. However, the current legislative and regulatory environment, especially at the U.S. federal level, relating to these programs is subject to ongoing change, and current incentives could be retained, modified, reduced, or eliminated. Developments such as new or expanded tariffs, proposed Congressional bills, if enacted, changes to the tax credit incentives in the Inflation Reduction Act of 2022 ("IRA") and the One Big Beautiful Bill Act of 2025 (the "OBBBA"), shifts in policy priorities, or changes in government leadership may negatively impact the availability and stability of these incentives.

United States federal incentives

Federal, state, local and foreign government bodies provide incentives to owners, end users, distributors and manufacturers of solar energy systems to promote solar electricity in the form of tax credits, rebates, subsidies and other financial incentives. The range and duration of these incentives varies widely by jurisdiction. Our customers typically use our systems for grid-connected applications wherein solar power is sold under a power purchase agreement or into an organized electric market. This segment of the solar industry has historically depended in large part on the availability and size of government incentives supporting the use of renewable energy.

Historically, the most significant federal tax incentive program for the U.S. solar industry has been the investment tax credit ("ITC") for solar energy projects. The ITC (and its successor under Section 48E commonly referred to as a "tech neutral" credit that became effective January 1, 2025) allows a taxpayer to offset its federal income tax liability by a percentage of its eligible cost basis in a solar energy system put to commercial use. Additionally, federal incentives related to the production of domestic content have provided additional incentives as further described below.

The Inflation Reduction Act of 2022 (the "IRA") made significant changes to the federal income tax credits available to solar energy projects, including the ITC under Section 48 of the U.S. Internal Revenue Code ("IRC") for certain energy projects. As a result of changes made by the IRA, United States taxpayers may be entitled to a 30% tax credit under the ITC (now Section 48E), for certain qualifying projects and increased further to 40% for projects that satisfy certain "domestic content" requirements. Guidance issued by the U.S. Treasury Department regarding the availability of the ITC has changed in the past and is subject to change in the future. The IRA also introduced a per-unit tax credit (the "Section 45X Credit" or "45X Credit") that is earned over time for certain clean energy components domestically produced and sold by a manufacturer. The IRA itself was substantially amended by the OBBBA (described below) on July 4, 2025, including with respect to the Section 48E and the Section 45X Credit, in a manner which materially reduced the future availability of these credits.

Under the IRA, investments in certain solar projects may qualify for a domestic content bonus credit amount if the solar energy project satisfies certain "domestic content" requirements. On May 12, 2023, the U.S. Treasury Department and the IRS released Notice 2023-38 providing guidance with respect to the IRA's domestic content bonus credit. On May 16, 2024, the U.S. Treasury Department and the IRS released Notice 2024-41, which includes a "safe harbor" that taxpayers may use to classify certain components of solar projects and for the purpose of qualifying for the domestic content bonus credit. On January 16, 2025, the U.S. Treasury Department and the IRS released Notice 2025-08, which introduced an updated elective safe harbor for the domestic content bonus credit. Generally, for a qualified facility or energy project to qualify for a domestic content bonus, the project must include specified amounts of U.S.-manufactured iron, steel and manufactured products and be able to substantiate that content and its country of manufacture. We have invested in developing a supply chain and U.S. manufacturing footprint to allow us to sell customers a solar tracker that we believe complies with the domestic content requirements provided in the Notices discussed above.

In 2024, the U.S. Treasury Department and the IRS issued final Treasury regulations on the elective payment of applicable credits under Section 6417 of the IRC and the transfer of certain credits under Section 6418 of the IRC. These final Treasury regulations provide guidance to taxpayers related to selling applicable tax credits including the ITC and Section 45X Credit. The Section 45X Credit amount is reduced each year by 25% in calendar years 2030, 2031 and 2032. Under current law, there are no Section 45X Credits available for components sold after December 31, 2032.

The 45X Treasury regulations confirm that torque tubes and structural fasteners, including several used in our trackers, may qualify as eligible components.

The amount of the Section 45X Credit varies depending on the eligible component. In the case of torque tubes and structural fasteners, the credit amount is equal to $0.87 per kilogram and $2.28 per kilogram, respectively, through the end of 2029.

Our eligible U.S. manufacturing suppliers avail themselves of the Section 45X Credits to varying degrees and we accounted for some of these economic benefits in our cost of acquiring torque tubes and structural fasteners. Beginning in calendar year 2025, in certain circumstances we have directly obtained the benefit of the Section 45X Credit through the use of an election authorized in the Section 45X Treasury regulations promulgated.

In lieu of Section 48E, as a result of changes made by the IRA, United States taxpayers may elect to claim a production tax credit under Section 45Y of the IRC for qualified solar facilities if the construction of the facility began after December 31, 2024 and the facility is timely placed in service for federal income tax purposes.

The PTC is available in respect of kilowatt hours of electricity produced by a qualifying solar project and sold to one or more unrelated persons during the ten years following the date on which the qualifying solar project is placed in service. The amount of PTC available varies based on an annual inflation adjustment. The available credit amount is increased by up to 10% if the domestic content requirements described above are satisfied.

The IRA created Sections 48E and 45Y, which are "technology neutral" tax credit incentives that replace each of the ITC and the production tax credit under Section 45 of the IRC ("PTC"), respectively, for certain qualifying projects that begin construction after 2024. These provisions require that a project satisfy a "zero greenhouse gas emissions" standard in order to qualify for the tax credits. Taxpayers that began construction of energy projects or facilities that qualify for the ITC or PTC prior to 2025 may choose to claim the ITC, PTC, or one of the "technology neutral" tax credits in respect of the project assuming that certain continuous construction requirements are met.

On January 7, 2025, the U.S. Treasury Department and the IRS released final Treasury regulations which were published in the Federal Register on January 15, 2025 regarding the Section 45Y Credit and Section 48E with respect to certain qualified facilities and/or energy storage technology claiming such tax credits.

On July 4, 2025, a U.S. federal budget reconciliation bill known as the One Big Beautiful Bill Act ("OBBBA") was enacted. The OBBBA, among other things, materially changed most of the federal renewable energy incentives, including those described in Sections 45X, 48E, and 45Y. In particular, the OBBBA significantly altered the availability of the Section 48E and 45Y tax credits our customers rely upon for qualified solar facilities. For example, whereas under the IRA, Section 48E and 45Y credits were available through 2032 or such later period until the U.S. power sector emitted 75% less carbon emissions than 2022 levels, the OBBBA substantially reduced this timeframe to require that projects begin construction by July 4, 2026 to utilize a continuity safe harbor that permits solar projects to be placed in service within four calendar years following the calendar year in which the project began construction for tax credit eligibility. Alternatively, solar projects that begin construction after July 4, 2026 must be placed in service by December 31, 2027 to qualify for the Section 48E and 45Y credits. Such acceleration in the expiration of these tax credits will reduce the number of projects in future years that would have otherwise qualified for such credits, likely reducing the overall project volume over time.

Additionally, on July 7, 2025 President Trump issued an Executive Order directing the Secretary of the Treasury to take measures to strictly enforce the termination of the Sections 48E and 45Y credits for wind and solar facilities. The Executive Order specifically directs the Secretary of the Treasury to issue new restrictions concerning "beginning of construction" requirements that appear in many provisions of the OBBBA and which govern eligibility for these tax credits. The Executive Order targets "safe harbor" practices in which our customers seek to establish that their projects have begun construction by the relevant deadline (and therefore qualify for the tax credit) by incurring 5% or more of applicable project costs. Treasury guidance required by this Executive Order was issued on August 22, 2025 in the form of IRS Notice 2025-42. Under this guidance the 5% safe harbor was eliminated effective September 2, 2025 and additional requirements were imposed on solar projects for purposes of demonstrating both the start of physical construction and continuous physical construction thereafter.

In addition, the OBBBA introduced certain "foreign entity of concern" ("FEOC") restrictions relating to prohibited foreign entities on owners of qualified facilities claiming such Section 48E and 45Y tax credits, as well as on manufacturers of components that otherwise qualify for the Section 45X credit. Under these rules, a "prohibited foreign entity" includes a "specified foreign entity" or "foreign influenced entity," and in general means that certain entities (governments or companies) that are under the ownership, control, or influence of deemed foreign adversaries, such as China, are ineligible for such tax credits. Under the OBBBA a taxpayer must comply with the FEOC rules applicable to a tax credit in order to qualify for such tax credit. The FEOC restrictions apply to Sections 45X, 48E and 45Y in somewhat different ways. However, these rules generally require that Nextpower evaluate its ownership, the ownership of certain members of its supply chain partners, any rights regarding the ability to appoint board members and executives of Nextpower and its supply chain partners, certain payments made by Nextpower and its supply chain partners, and certain contractual arrangements entered into by Nextpower and its supply chain partners with other parties. On February 12, 2026 the U.S. Treasury Department issued interim guidance under Notice 2026-15 regarding material assistance tests related to prohibited foreign entities, and requested public comment. Additional Treasury guidance and/or regulations implementing the FEOC provisions of the OBBBA are pending and may alter current interpretations of the restrictions.

The federal government also currently permits accelerated depreciation by the owner, and in some cases "bonus" depreciation (e.g., 100% in the case of property placed in service after January 19, 2025), based on the year the property is placed in service, for certain equipment it purchases, including solar energy systems.

Changes to tax laws and regulations, as well as Executive Orders, that are applied adversely to us or our customers could materially adversely affect our business, financial condition, results of operations and prospects, including our ability to optimize those changes brought about by the passage of the IRA and OBBBA. See Item 1A – Risk Factors – "The reduction, elimination or expiration of government incentives for, or regulations mandating or restricting the use of, renewable energy and solar energy specifically could reduce demand for solar energy systems and harm our business" for more information regarding other risks related to government incentives.

State and local incentives

Many U.S. states have adopted procurement requirements for renewable energy production and/or a renewable portfolio standard that requires regulated utilities to procure a specified percentage of total electricity delivered to customers in the state from eligible renewable energy sources, including utility-scale solar power generation facilities, by a specified date.

Some states also offer incentives for distributed generation solar projects, such as a corporate investment or production tax credit for renewable energy facilities. Additionally, many states and local jurisdictions have established property tax incentives for renewable energy facilities that include exemptions, exclusions, abatements and credits.

International incentives

The international markets in which we operate or may operate in the future may have in place policies to promote renewable energy, including solar. These mechanisms vary from country to country. In seeking to achieve growth internationally, we may make investments that, to some extent, rely on governmental incentives in international jurisdictions.

Manufacturing

We utilize a 'capex-light' manufacturing model, in which most components, including steel parts, are produced by outside qualified vendors through contract manufacturing arrangements. As of March 31, 2026, total global manufacturing capacity was approximately 1,500 MW per week, enabling the support of approximately 80 GW of annual shipments. By outsourcing most of our product manufacturing, we achieved this global capacity with close to no capital investment.

As of March 31, 2026, we had contract manufacturing arrangements with more than 100 facilities located in 19 countries across five continents. This supply chain diversity reflects unique strategies for each of our key global customer markets, optimizing landed costs and lowering risk. We intend to continue to expand our manufacturing footprint to further enable local content in the markets we service.

While we outsource the manufacturing for the vast majority of our components, we do own and operate manufacturing facilities on a very limited basis, including a manufacturing facility for our controllers in Brazil and for our eBOS products in California. Our joint venture Nextpower Arabia also owns factory operations for certain tracker components in Saudi Arabia.

For the U.S. market, in 2018 following the introduction of tariffs by the U.S. government on imports of Chinese steel and certain solar equipment, we shifted our supply chain to U.S. and other non-China vendors where possible, supplementing capacity with neighboring countries and countries with favorable commercial relationships with the U.S. In some other countries, we developed locally sourced components in order to meet regulatory or customer requirements.

In 2021 and 2022, we further expanded our U.S. supply chain vendor relationships in response to ongoing global logistics and shipping challenges and in anticipation of possible U.S. federal legislation incentivizing domestic manufacturing. The IRA implemented such incentives by, among other things, providing manufacturing tax credits for producing and selling certain tracker components (torque tubes and structural fasteners) in the U.S., and providing an enhanced ITC for solar projects that meet domestic content requirements. See the section entitled "Business—Government incentives—United States federal incentives."

Our U.S. supply chain approach has been to secure raw material supply commitments with steel mills located in various regions of the U.S. The steel coils produced by such mills are transferred directly to manufacturing suppliers, also known as fabricators, with whom we have established contract manufacturing agreements to produce finished tracker parts such as our primary component torque tubes. We currently have contracts to provide us with a total annual capacity of more than 40 GW of manufacturing for our primary components. More than 30 U.S. fabricators currently manufacture various tracker components. We have prioritized geographic location as a key criterion for U.S. fabricator selection, resulting in a regionally distributed network of manufacturing facilities that are often co-located with or near U.S. mills where steel is melted, processed and coated domestically. This minimizes material handling costs between production steps while reducing transportation costs and delivery times to regional customer project sites.

Monitoring and control of our global supply chain is accomplished through our internal enterprise resource planning ("ERP") system. Additionally, we have invested in solutions to further enhance real-time tracking through business systems and business intelligence tools providing visibility into supply chain key performance indicators and enabling rapid response in case of any deviations. Along with these systems, we also have a dedicated team focused on environmental, trade compliance and other external risks to plan for potential risks and develop strategies to mitigate them. We utilize an internal demand forecasting process to promote sound decisions around capacity development and supplier diversification over the appropriate time horizons. Our regular suppliers typically enter into a "Global Business Agreement" with us, providing contractual parameters to right-size their inventory of finished and semi-finished goods and facilitate on-time deliveries.

To reduce material movement and inventory, we prioritize drop-shipping all components manufactured by our vendors directly to customer sites. This allows us to minimize warehousing of finished goods inventories, which are used mainly for contingency purposes and warranty replacements. We lease approximately 300,000 square feet of warehouse space across various global facilities, including California, Nevada, Brazil, China and India.

Competition

Our solutions are specialized products that are specific to the solar industry. The expertise required to design trackers and customers' reluctance to purchase products from new entrants with a limited history has resulted in a bifurcation of providers based on their track record with major customers. Our principal competitors are Arctech Solar, Array Technologies, GameChange Solar, PV Hardware, Shoals Technologies Group and TrinaSolar Co., Ltd. We also compete with smaller market participants in various geographies. From time to time, we compete indirectly with manufacturers of fixed-tilt systems in certain emerging markets.

We believe the principal factors that drive competition between vendors in the market include:

- established track record of product performance;
- system energy yield;
- software capabilities;
- product features;
- total cost of ownership and return on investment;
- reliability;
- customer support;
- product warranty terms;
- services;
- supply chain and logistics capabilities; and
- financial strength and stability.

Environmental, Social and Governance (ESG)

Our commitment to ESG is consistent with Nextpower's mission and vision.

Nextpower is committed to fostering, cultivating and preserving a merit-based culture where employees thrive. We work together in an open, collaborative environment that offers autonomy and flexibility, engages employees intellectually, and allows for camaraderie and team building.

The Nominating, Governance and Public Responsibility Committee ("NGPRC") of our Board of Directors oversees our ESG strategy and the ESG Executive Sponsor provides periodic updates to the NGPRC on progress. In addition, we maintain an ESG Executive Council and a cross-functional ESG Steering Committee, led by the ESG Director, to drive our sustainability strategy and initiatives. Our ESG team meets regularly with the executive leadership team, executive council, and the ESG steering committee to review our strategy, program and progress.

In fiscal year 2026, we issued our second sustainability report that included our response to the Sustainability Accounting Standards Board (SASB) standard for the Electrical & Electronic Equipment industry, as well as our first report in reference to the Global Reporting Initiative (GRI) and the Task Force on Climate-related Financial Disclosures (TCFD). We also reflected our alignment to the United Nations Sustainable Development Goals (UN SDGs) in each section of the sustainability report.

Privacy and Data Protection Laws and Regulations

We are or may become subject to a variety of federal, state, local and foreign laws, regulations, rules and industry standards relating to privacy and data protection. For example, in the United States, at the federal level, Section 5 of the Federal Trade Commission Act prohibits unfair or deceptive practices in or affecting commerce, which extends to privacy and data protection practices. There is also discussion in Congress of new federal privacy and data protection laws to which we may become subject if enacted. At the state level, the California Consumer Privacy Act, as amended by the California Privacy Rights Act, requires companies that process information relating to California residents to implement stringent data protection measures and to make disclosures to consumers about their data collection, use and sharing practices, and allows consumers to opt out of certain data sharing with third parties. Similar laws have passed in a number of other states and additional privacy and data protection laws have been proposed as well. Moreover, laws in all 50 U.S. states require businesses to provide notice under certain circumstances to consumers whose personal information has been disclosed as a result of a data breach.

At the international level, we are subject to the EU General Data Protection Regulation ("EU GDPR") and its equivalent in the United Kingdom ("UK GDPR"), which impose stringent operational requirements on both data controllers and data processors, and introduce significant penalties for non-compliance. While the EU GDPR and UK GDPR remain substantially similar for the time being, the UK government has announced that it would seek to chart its own path on privacy and data protection and reform its relevant laws, including in ways that may differ from the EU GDPR. Legal developments in the European Economic Area ("EEA") and the United Kingdom also have created complexity and uncertainty regarding processing and transfers of personal data from the EEA to the United States and other so-called third countries outside the EEA and the United Kingdom.

If laws, regulations, rules and industry standards relating to privacy and data protection are implemented, interpreted or applied in a manner inconsistent with our current or future practices or policies, or if we fail to comply with applicable laws or regulations, we could be subject to investigations, enforcement actions and other proceedings. See Item 1A—Risk Factors —"Failure to comply with current or future federal, state, local and foreign laws, regulations, rules and industry standards relating to privacy and data protection could adversely affect our business, financial condition, results of operations and prospects" for more information regarding other risks related to privacy and data protection.

Human capital

As of March 31, 2026, we had approximately 1,993 full-time employees. Our employees span eight offices globally, including over 578 employees in technical, development or engineering roles. We frequently hire sales, engineering, operational and corporate support staff in countries outside the U.S. in order to better and more efficiently support our regional customers' solar projects and supply chain activities. As of March 31, 2026, approximately 48% of our employees were based in the U.S., approximately 27% of our employees were based in India and the remainder of our employees were based in other international offices. To a lesser extent, we also use contract workers retained through third-party agencies.

Talent management

We foster a culture that values global perspectives, meritocracy, collaboration and inclusion. Our strength lies in the talent, dedication and unique viewpoints of every employee. To support an inclusive work environment, we provide clear communication, training and resources through our global learning platform. Inclusivity training is part of our onboarding process, and a global Head of Talent Management reports to our Chief Human Resources Manager to lead employee growth and engagement strategies.

We believe in a meritocracy, where employees are recognized and rewarded based on their contributions, performance, and potential. This principle guides our approach to talent management and supports our pay-for-performance philosophy. Meritocracy helps ensure that decisions around compensation, promotions and development are grounded in fairness, consistency and objective performance data. This principle fosters trust in our processes and motivates employees to grow, perform and contribute meaningfully to our collective success.

We prioritize ongoing growth through learning opportunities, dynamic assignments, and leadership development. Employees manage their career paths through annual performance reviews, supported by regular manager check-ins and feedback.

We have also established global Employee Resource Groups ("ERGs"), which are open to all employees and help build community while supporting inclusive programs and employee-led events.

We encourage open feedback through leadership engagement, town halls and employee surveys to continually enhance the employee experience.

Fair wages and benefits

Our total rewards packages are designed to be competitive in the markets in which we operate and are linked to company results and employee performance. We are subject to certain domestic and foreign employment laws regarding wage and benefit requirements. In addition, all of our employees in Spain and Brazil, which together represented approximately 15% of our workforce as of March 31, 2026, are covered by local collective bargaining agreements.

Wellness, health and safety

Providing a safe environment for our employees to thrive is one of our core values. We promote a safety culture through health and safety management systems that implement a data-driven and risk-based approach in monitoring and reporting performance regularly. Our safety management system was certified compliant with the global ISO 45001 standard in 2024.

We build awareness and share specific information about safety with employees around the world through a number of pathways. Our staff are trained to be competent and to do their jobs safely, and we offer extensive safety training for those that need additional protocols. We offer a range of internal and external safety trainings, ranging from basic safety on-boarding training for all staff, to highly specialized technical safety training for certain roles, e.g. electrical safety or hazardous materials handling.

We have risk assessment and control processes in place designed to prevent injuries and minimize operational risks, including incident reporting and analysis. We have developed a standard process across the business providing consistent identification, evaluation and control of existing and potential workplace hazards. Our standardized incident analysis process enables us to determine root causes of injuries, implement corrective actions and prevent recurrence, and provides improved data analytics and lessons learned.

Environmental laws and regulations

We are subject to a variety of environmental, health and safety ("EHS") laws and regulations in the jurisdictions in which we operate and in which our products are distributed. We do not believe the costs of compliance with these laws and regulations will be material to the business or our operations. We use, handle, generate, store, discharge and dispose of hazardous materials, chemicals and wastes at some of our facilities in connection with our maintenance, research and product development, and testing activities. Any failure by us to control the use of, to remediate the presence of or to restrict adequately the discharge of such materials, chemicals or wastes, or to comply with EHS legal requirements applicable to product content, labeling, distribution or disposal, could subject us to potentially significant liabilities, clean-up costs, monetary damages and fines or suspensions in our business operations. In addition, some of our facilities could be located on properties with a history of use involving hazardous materials, chemicals and wastes and may be contaminated. Although we have not incurred, and do not currently anticipate, any material liabilities in connection with such contamination, we may be required to make expenditures for environmental remediation in the future.

Corporate Information

Our principal executive offices are located at 6200 Paseo Padre Parkway, Fremont, California 94555 and our telephone number is (510) 270-2500. Our website address is www.nextpower.com. Information contained on, or that can be accessed through, our website does not constitute part of this Annual Report on Form 10-K.

Governance

We have a publicly available code of business conduct and ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions. A copy of the code is available on the governance section of our investor relations website.

Available Information

We are required to file annual, quarterly and current reports and other information with the SEC. Such reports and other information filed or furnished by us with the SEC are available free of charge on our website at https://investors.nextpower.com/financials/sec-filings, as soon as reasonably practicable after we file such material with, or furnish it to, the SEC. The SEC maintains a website that contains the materials we file with or furnish to the SEC at www.sec.gov. Our website, the SEC's website and the information contained therein or linked thereto are not part of this Annual Report on Form 10-K.

ITEM 1A. RISK FACTORS

Our business and our ability to execute our strategy are subject to many risks. These risks and uncertainties include, but are not limited to, the following:

Summary of Risk Factors

- The demand for solar energy and, in turn, our products is impacted by many factors outside of our control, and if such demand does not continue to grow or grows at a slower rate than we anticipate, our business and prospects will suffer.

- Competitive pressures within our industry may harm our business, results of operations, financial condition and prospects.

- We face competition from conventional and other renewable energy sources that may offer products and solutions that are less expensive or otherwise perceived to be more advantageous than solar energy solutions.

- Delays in construction projects and any failure to manage our inventory could have a material adverse effect on us.

- Our results of operations may fluctuate from quarter to quarter, which could make our future performance difficult to predict and could cause our results of operations for a particular period to fall below expectations.

- The reduction, elimination or expiration of government incentives for, or regulations mandating or restricting the use of, renewable energy and solar energy specifically could reduce demand for solar energy systems and harm our business.

- International regulation of and incentives for solar projects vary by jurisdiction and may change or be eliminated.

- Changes in the global trade environment, including the imposition of tariffs, other import duties and trade restrictions, could adversely affect our business growth and the amount or timing of our revenues, results of operations or cash flows.

- Future acquisitions, strategic investments, strategic transactions, partnerships, joint ventures or alliances could be difficult to identify and integrate, divert the attention of key management personnel, disrupt our business, dilute stockholder value and adversely affect our business, financial condition and results of operations.

- We rely heavily on our suppliers and our operations could be disrupted if we encounter problems with our suppliers or if there are disruptions in our supply chain.

- Economic, political and market conditions can adversely affect our business, financial condition and results of operations.

- If we do not maintain environmental, social and governance ("ESG") practices and disclosures that meet the expectations of customers, regulators, employees, and investors, our relationships with these stakeholders could suffer, which could adversely affect our business and financial results.

- Our business and industry, including our customers and suppliers, are subject to risks of severe weather events, natural disasters, climate change and other catastrophic events.

- Third party technology system limitations or failures could harm our business.

- Our business, operating results and financial condition could be materially harmed by evolving regulatory uncertainty or obligations applicable to our products and services.

- We may not be able to convert our orders in backlog into revenue.

- Our contracts may be canceled, suspended, delayed or not renewed, and we may be unable to replace such business on comparable terms, which could have a material adverse effect on our business, financial condition and results of operations.

- An increase in interest rates, or a reduction in the availability of tax equity or project debt financing, could make it difficult for project developers and owners to finance the cost of a solar energy system and could reduce the demand for our products.

- We are dependent on a relatively small number of customers for our sales. A loss of one or more of our significant customers, their inability to perform under their contracts, or their default in payment, could harm our business and negatively impact our revenue, results of operations and cash flows.

- Defects, performance problems or vulnerabilities in our products could result in loss of customers, reputational damage and decreased revenue, and we may face warranty, indemnity and product liability claims arising from our products.

- Cybersecurity or other data security incidents could materially disrupt our operations, compromise sensitive information, and adversely affect our financial performance and reputation.

- Failure to comply with current or future federal, state, local and foreign laws, regulations, rules and industry standards relating to privacy and data protection could adversely affect our business, financial condition, results of operations and prospects.

- We may experience delays, disruptions or quality control problems in our product development operations.

- Our continued expansion into new markets could subject us to additional business, financial, regulatory and competitive risks.

- The development and use of artificial intelligence in our business introduces risks that could adversely affect our operations, financial condition, and reputation.

- Electric utility industry policies and regulations may present technical, regulatory and economic barriers to the purchase and use of solar energy systems that could significantly reduce demand for our products or harm our ability to compete.

- A drop in the price of electricity sold may harm our business, financial condition and results of operations.

- Technological advances in the solar components industry or developments in alternative technologies could render our systems uncompetitive or obsolete.

- If we fail to, or incur significant costs in order to, obtain, maintain, protect, defend or enforce our intellectual property, our business and results of operations could be materially harmed.

- We use "open source" software, and any failure to comply with the terms of one or more open source licenses could adversely affect our business, financial condition and results of operations.

- We invest significant time, resources and management attention to identifying and developing project leads that are subject to our sales and marketing focus and if we are unsuccessful in converting such project leads into binding purchase orders, our business, financial condition and results of operations could be materially adversely affected.

- Our growth depends in part on the success of our strategic relationships with third parties on whom we rely for new projects and who provide us with valuable customer feedback that helps guide our innovation.

- We may need to defend ourselves against third-party claims that we are infringing, misappropriating or otherwise violating others' intellectual property rights, which could divert management's attention, cause us to incur significant costs, and prevent us from selling or using the technology to which such rights relate.

- Failure by our manufacturers or our component or raw material suppliers to use ethical business practices and comply with applicable laws and regulations may adversely affect our business, financial condition and results of operations.

- We could be adversely affected by any violations of the FCPA and other foreign anti-bribery laws.

- We may incur obligations, liabilities or costs under environmental, health and safety laws, which could have an adverse impact on our business, financial condition and results of operations.

- Fluctuations in foreign currency exchange rates could increase our operating costs and impact our business.

- We are required to pay others for certain tax benefits that we are deemed to realize under the Tax Receivable Agreement, and the amounts we may pay could be significant.

Investing in our Class A common stock involves a high degree of risk. If any of the following risks occur, it could have a material adverse effect on our business, financial condition, results of operations or prospects. Risks that are not presently known to us or that we do not currently consider material could also have a material adverse effect on our business, financial condition and results of operations. If any of these or the following risks occur, the trading price of our Class A common stock could decline, and you could lose part or all of your investment. Some statements in this Annual Report, including statements in the following risk factors, constitute forward-looking statements. See the section entitled "Special note regarding forward-looking statements."

Risks related to our business and our industry

The demand for solar energy and, in turn, our products is impacted by many factors outside of our control, and if such demand does not continue to grow or grows at a slower rate than we anticipate, our business and prospects will suffer.

Our future success depends on continued demand for utility-scale solar energy. Solar energy is a rapidly evolving and competitive market that has experienced substantial changes in recent years, and we cannot be certain that EPCs, developers, owners and operators of solar projects will remain active in the market or that new potential customers will pursue solar energy as an energy source at levels sufficient to grow our business. The demand for solar energy, and in turn, our products, may be affected by many factors outside of our control, including:

- availability, scale and scope of government subsidies, government and tax incentives and financing sources to support the development and commercialization of solar energy solutions, including the timing, interpretation and implementation of such programs;

- levels of investment by project developers and owners of solar energy products, which tend to decrease when economic growth slows or capital becomes more expensive or less available;

- the emergence, continuance or success of, or increased government support for, other alternative or conventional energy generation technologies and products;

- local, state and federal permitting and other regulatory requirements related to environmental, land use and transmission issues, each of which can significantly impact the feasibility and timelines for solar projects and may result in delays, increased costs or project cancellations;

- technical and regulatory limitations regarding the interconnection of solar energy systems to the electrical grid;

- the cost and availability of raw materials and components necessary to produce solar energy, such as steel, polysilicon and semiconductor chips;

- regional, national or global macroeconomic trends, including further increased interest rates, inflation or a reduction in the availability of tax equity or project debt financing, which could make it difficult for project developers and owners to finance the cost of a solar energy system and new projects; and

- shifts in electricity demand, including those with the rapid expansion of data centers and other energy-intensive facilities, which may affect the timing, scale or economics of solar development or the competitiveness of solar energy relative to other generation technologies.

If demand for solar energy fails to continue to grow, demand for our products will plateau or decrease, which would have an adverse impact on our ability to increase our revenue and grow our business. In addition, demand may be volatile and subject to regional or project-specific fluctuations, which may make it difficult to forecast our operating results. If we are not able to mitigate these risks and overcome these difficulties successfully, our business, financial condition and results of operations could be materially and adversely affected.

Competitive pressures within our industry may harm our business, results of operations, financial condition and prospects.

We face intense competition from a large number of solar tracker companies in nearly all of the markets in which we compete. The solar tracker industry is currently fragmented and competition may increase further as the industry evolves or consolidates. This may result in price competition, including downward pressure on pricing, which could adversely affect our revenue and margins. In addition, as we expand our product offerings and offer additional technologies and services, the size and number of competitors will continue to increase.

Some of our competitors are developing or are currently manufacturing products based on different solar power technologies that may ultimately have costs similar to or lower than our projected costs. In addition, some of our competitors have or may in the future have lower costs of goods sold, lower operating costs, greater name and brand recognition in specific markets in which we compete or intend to sell our products, greater market shares, access to larger customer bases, greater resources and significantly greater economies of scale than we do. Additionally, new competitors may enter our market as a result of, among other factors, lower research and development costs, reduced barriers to entry or the availability of government incentives or financing.

We may also face adverse competitive effects from other participants in the solar industry. For example, the price for solar panels has experienced significant declines in several markets globally in recent periods. Substantial pricing declines for panels can make the returns on investment for tracker technology less competitive in comparison to fixed tilt racking systems. In addition, other risks include EPCs subjecting their subcontractors who compete for their business, such as us, to contractual clauses that carry higher contractual risk to us, such as "pay if paid" clauses that require an EPC to pay us only when the EPC's end customer pays the EPC, higher liquidated damages amounts, increased contractual liabilities above 100% of the contract value and more limited force majeure clauses, among others, which could increase our risk exposure, reduce our margins or adversely affect our cash flows.

In addition, part of our strategy is to continue to grow our revenues from international markets. Any new geographic market could have different characteristics from the markets in which we currently sell products, and our ability to compete in such markets will depend on our ability to adapt properly to these differences, including local regulatory requirements, customer preferences, competitive dynamics, currency fluctuations and geopolitical considerations. We may also face competition from lower cost providers in any new markets we enter, which could decrease the demand for our products or cause us to reduce the cost of our products in order to remain competitive. Any of these factors could have a material adverse effect on our business, results of operations, financial condition, and prospects.

We face competition from conventional and other renewable energy sources that may offer products and solutions that are less expensive or otherwise perceived to be more advantageous than solar energy solutions.

We face significant competition from providers of conventional and other renewable energy alternatives such as coal, nuclear, natural gas and wind, as well as emerging technologies such as energy storage and hybrid generation solutions. We compete with conventional energy sources primarily based on price, predictability of price and energy availability, environmental considerations and the ease with which customers can use electricity generated by solar energy projects. If solar energy systems cannot offer a compelling value to customers based on these factors, then our business growth may be impaired.

Conventional energy sources generally have substantially greater financial, technical, operational and other resources than solar energy sources, and as a result may be able to devote more resources to research, development, promotion and product sales or respond more quickly to evolving industry standards and changes in market conditions than solar energy systems. Conventional and other renewable energy sources may be better suited than solar for certain locations or customer requirements and may also offer other value-added products or services that could help them compete with solar energy sources. In addition, conventional generation technologies, particularly those using fossil fuels, may in certain markets be able to produce electricity at a lower cost than solar, particularly where fuel costs are low or subsidized. Non-renewable generation is typically available for dispatch at any time, as it is not dependent on the availability of intermittent resources such as sunlight, which may make such generation more attractive to certain customers or grid operators, particularly in markets that do not adequately compensate for intermittency or capacity attributes.

In addition, advancements in competing technologies, including improvements in energy storage, grid infrastructure or alternative renewable generation sources, could reduce the relative advantages of solar energy or alter customer preferences. The cost-effectiveness, performance and reliability of solar energy products and services, compared to conventional and other renewable energy sources, could materially and adversely affect the demand for our products and services, which could have a material adverse effect on our business, financial condition and results of operations.

Delays in construction projects and any failure to manage our inventory could have a material adverse effect on us.

Many of our products are used in large-scale projects, which generally require a significant amount of planning and preparation and which have been and can be delayed and rescheduled for a number of reasons, including customer or partner labor availability, difficulties in complying with environmental and other government regulations or obtaining permits, interconnection delays, financing issues, changes in project priorities, additional time required to acquire rights-of-way or property rights, unanticipated soil conditions, or health-related shutdowns or other work stoppages. These delays have in the past resulted in and may in the future result in unplanned downtime, increased costs and inefficiencies in our operations, and increased levels of excess inventory.

Our results of operations may fluctuate from quarter to quarter, which could make our future performance difficult to predict and could cause our results of operations for a particular period to fall below expectations.

Our quarterly results of operations are difficult to predict and may fluctuate significantly in the future. Because we recognize revenue on projects as legal title to equipment is transferred from us to the customer, any delays in large projects from one quarter to another may cause our results of operations for a particular period to fall below expectations. We have experienced seasonal and quarterly fluctuations in the past as a result of a variety of factors, including fluctuations in our customers' businesses, changes in local and global market trends, fluctuations in economic, political, financial, industry and market conditions, regulatory or policy changes causing customers to delay, change or abandon their projects, as well as seasonal weather-related disruptions. For example, our customers' ability to install solar energy systems is affected by weather, such as during the winter months. Inclement weather may also affect our logistics and operations by causing delays in the shipping and delivery of our materials, components and products which may, in turn, cause delays in our customers' solar projects.

Further, given that we operate in a rapidly growing industry, the true extent of these fluctuations may have been masked by our recent growth rates and consequently may not be readily apparent from our historical results of operations and may be difficult to predict. Our financial performance, sales, working capital requirements and cash flows may fluctuate, and our past quarterly results of operations may not be good indicators of future performance or prospects. Any substantial fluctuation in revenues could have an adverse effect on our financial condition, results of operations, cash flows and stock price for any given period. In addition, revenue and other operating results in future fiscal quarters may fall short of the expectations of investors and financial analysts, which could have an adverse effect on the price of our common stock.

The reduction, elimination or expiration of government incentives for, or regulations mandating or restricting the use of, renewable energy and solar energy specifically could reduce demand for solar energy systems and harm our business.

Federal, state, local and foreign government bodies provide incentives to owners, end users, distributors and manufacturers of solar energy systems to promote solar electricity in the form of tax credits, rebates, subsidies and other financial incentives. The range and duration of these incentives varies widely by jurisdiction. Our customers typically use our systems for grid-connected applications wherein solar power is sold under a power purchase agreement or into an organized electric market. This segment of the solar industry has historically depended in large part on the availability and size of government incentives supporting the use of renewable energy. Consequently, the reduction, elimination or expiration of government incentives for grid-connected solar electricity may negatively affect the competitiveness of solar electricity relative to conventional and non-solar renewable sources of electricity, and could harm or halt the growth of the solar electricity industry and our business. These reductions, eliminations or expirations could occur without warning. Any changes to the existing framework of these incentives could cause fluctuations in our results of operations and create uncertainty in customer demand and project timing.

The Inflation Reduction Act of 2022 (the "IRA") made significant changes to the federal income tax credits available to solar energy projects, including the ITC under Section 48 of the U.S. Internal Revenue Code ("IRC") for certain energy projects. As a result of changes made by the IRA, United States taxpayers may be entitled to a 30% tax credit under the ITC (now Section 48E), for certain qualifying projects and increased further to 40% for projects that satisfy certain "domestic content" requirements. Guidance issued by the U.S. Treasury Department regarding the availability of the ITC (and its successor under

Section 48E commonly referred to as a "tech neutral" credit that became effective January 1, 2025) has changed in the past and is subject to change in the future. The IRA also introduced a per-unit tax credit (the "Section 45X Credit" or "45X Credit") that is earned over time for certain clean energy components domestically produced and sold by a manufacturer. The IRA itself was substantially amended by the OBBBA (described below) on July 4, 2025, including with respect to the Section 48E and the Section 45X Credit, in a manner which materially reduced the future availability of these credits.

Under the IRA, investments in certain solar projects may qualify for an additional bonus credit amount if the solar energy project satisfies certain "domestic content" requirements. On May 12, 2023, the U.S. Treasury Department and the IRS released Notice 2023-38 providing guidance with respect to the IRA's domestic content bonus credit. On May 16, 2024, the U.S. Treasury Department and the IRS released Notice 2024-41, which includes a "safe harbor" that taxpayers may use to classify certain components of solar projects for the purpose of qualifying for the domestic content bonus credit. On January 16, 2025, the U.S. Treasury Department and the IRS released Notice 2025-08, which introduced an updated elective safe harbor for the domestic content bonus credit. Generally, for a qualified facility or energy project to qualify for a domestic content bonus, the project must include specified amounts of U.S.-manufactured iron, steel and manufactured products and be able to substantiate that content and its country of manufacture. We have invested in developing a supply chain and U.S. manufacturing footprint to allow us to sell customers a solar tracker that we believe complies with the domestic content requirements provided in the Notices discussed above.

In 2024, the U.S. Treasury Department and the IRS issued final Treasury regulations on the elective payment of applicable credits under Section 6417 of the IRC and the transfer of certain credits under Section 6418 of the IRC. These final Treasury regulations provide guidance to taxpayers related to selling applicable tax credits including the ITC and Section 45X Credit.

On October 28, 2024, the U.S. Treasury Department and the IRS published the 45X Treasury regulations regarding the Section 45X Credit, which became effective on December 27, 2024. The 45X Treasury regulations confirm that torque tubes and structural fasteners, including several used in our trackers, may qualify as eligible components.

The amount of the Section 45X Credit varies depending on the eligible component. In the case of torque tubes and structural fasteners, the credit amount is equal to $0.87 per kilogram and $2.28 per kilogram, respectively, through the end of 2029.

The Section 45X Credit amount will be reduced each year by 25% starting in 2030 and end after 2032. Our eligible U.S. manufacturing suppliers avail themselves of the Section 45X Credits to varying degrees and we accounted for some of these economic benefits in our cost of acquiring torque tubes and structural fasteners. Beginning in calendar year 2025, in certain circumstances, we have directly obtained the benefit of the Section 45X Credit through the use of an election authorized in the Section 45X Treasury regulations.

In lieu of Section 48E, as a result of changes made by the IRA, United States taxpayers may elect to claim a production tax credit under Section 45Y of the IRC for qualified solar facilities if the construction of the facility began after December 31, 2024 and the facility is timely placed in service for federal income tax purposes.

The PTC is available in respect of kilowatt hours of electricity produced by a qualifying solar project and sold to one or more unrelated persons during the ten years following the date on which the qualifying solar project is placed in service. The amount of PTC available varies based on an annual inflation adjustment. The available credit amount is increased by up to 10% if the domestic content requirements described above are satisfied.

The IRA created Sections 48E and 45Y, which are "technology neutral" tax credit incentives that replace each of the ITC and the production tax credit under Section 45 of the IRC ("PTC"), respectively, for certain qualifying projects that begin construction after 2024. These provisions require that a project satisfy a "zero greenhouse gas emissions" standard in order to qualify for the tax credits. Taxpayers that began construction of energy projects or facilities that qualify for the ITC or PTC prior to 2025 may choose to claim the ITC, PTC, or one of the "technology neutral" tax credits in respect of the project assuming that certain continuous construction requirements are met.

On January 7, 2025, the U.S. Treasury Department and the IRS released final Treasury regulations which were published in the Federal Register on January 15, 2025 regarding the Section 45Y Credit and Section 48E with respect to certain qualified facilities and/or energy storage technology claiming such tax credits.

On July 4, 2025, a U.S. federal budget reconciliation bill known as the One Big Beautiful Bill Act ("OBBBA") was enacted. The OBBBA, among other things, materially changed most of the federal renewable energy incentives, including those described in Sections 45X, 48E, and 45Y. In particular, the OBBBA significantly altered the availability of the Section 48E and 45Y tax credits our customers rely upon for qualified solar facilities. For example, whereas under the IRA, Section 48E and

45Y credits were available through 2032 or such later period until the U.S. power sector emitted 75% less carbon emissions than 2022 levels, the OBBBA substantially reduced this timeframe to require that projects begin construction by July 4, 2026 to utilize a continuity safe harbor that permits solar projects to be placed in service within four calendar years following the calendar year in which the project began construction for tax credit eligibility. Alternatively, solar projects that begin construction after July 4, 2026 must be placed in service by December 31, 2027 to qualify for the Section 48E and 45Y credits. Such acceleration in the expiration of these tax credits will reduce the number of projects in future years that would have otherwise qualified for such credits, likely reducing the overall project volume over time.

Additionally, on July 7, 2025 President Trump issued an Executive Order directing the Secretary of the Treasury to take measures to strictly enforce the termination of the Sections 48E and 45Y credits for wind and solar facilities. The Executive Order specifically directs the Secretary of the Treasury to issue new restrictions concerning "beginning of construction" requirements that appear in many provisions of the OBBBA and which govern eligibility for these tax credits. The Executive Order targets "safe harbor" practices in which our customers seek to establish that their projects have begun construction by the relevant deadline (and therefore qualify for the tax credit) by incurring 5% or more of applicable project costs. Treasury guidance required by this Executive Order was issued on August 22, 2025 in the form of IRS Notice 2025-42. Under this guidance the 5% safe harbor was eliminated effective September 2, 2025 and additional requirements were imposed on solar projects for purposes of demonstrating both the start of physical construction and continuous physical construction thereafter. Such requirements may diminish our customers' ability to qualify their projects for Section 48E or 45Y tax credits, which in turn could reduce demand for our products and materially harm our business and results of operations.

In addition, the OBBBA introduced certain "foreign entity of concern" ("FEOC") restrictions relating to prohibited foreign entities on owners of qualified facilities claiming such Section 48E and 45Y tax credits, as well as on manufacturers of components that otherwise qualify for the Section 45X credit. Under these rules, a "prohibited foreign entity" includes a "specified foreign entity" or "foreign influenced entity", and in general means that certain entities (governments or companies) that are under the ownership, control, or influence of deemed foreign adversaries, such as China, are ineligible for such tax credits. Under the OBBBA a taxpayer must comply with the FEOC rules applicable to a tax credit in order to qualify for such tax credit. The FEOC restrictions apply to Sections 45X, 48E and 45Y in somewhat different ways. However, these rules generally require that Nextpower evaluate its ownership, the ownership of certain members of its supply chain partners, any rights regarding the ability to appoint board members and executives of Nextpower and its supply chain partners, certain payments made by Nextpower and its supply chain partners, and certain contractual arrangements entered into by Nextpower and its supply chain partners with other parties. On February 12, 2026, the U.S. Treasury Department issued interim guidance under Notice 2026-15 regarding material assistance tests related to prohibited foreign entities, and requested public comment. Additional Treasury guidance and/or regulations implementing the FEOC provisions of the OBBBA are pending and may alter current interpretations of the restrictions.

Nextpower is currently evaluating itself and its supply chain partners who provide components for U.S. qualified facilities and will continue to do so as the Treasury Department issues clarifying guidance or regulations. To the extent that our suppliers are disqualified from 45X eligibility as a result of FEOC restrictions, our cost of goods sold may increase and we may become less profitable and/or competitive. In addition, to the extent our tracker components are produced by suppliers which impair our customers' ability to qualify their projects for Section 48E or 45Y credits (or related domestic content bonus credits), we may become less competitive and our business and results of operations could be materially harmed.

Although we continue to expand our international presence, the impact of the OBBBA, Executive Orders, Treasury Department guidance, and other regulatory actions on the U.S. solar market may adversely impact our business. The substantially reduced timelines for our customers to qualify for the Section 48E or 45Y tax credits may reduce the number of solar projects that our customers build in the United States and therefore reduce the demand for our trackers in the U.S. market. In addition, we may not have an adequate supply of tracker products that satisfy the FEOC or domestic content requirements to remain competitive and meet customer demand. Compliance with FEOC and domestic content requirements also may increase our record-keeping, accounting and production costs.

The OBBBA did not change the prevailing wage and apprenticeship requirements imposed on our customers by the IRA. If we or our customers are unable to satisfy or cure respective prevailing wage and apprenticeship requirements for projects that establish the beginning of construction on or after January 29, 2023, the tax credits available to the customers will be substantially lower. If we or a significant portion of our customers are unable to satisfy prevailing wage and apprenticeship requirements under the IRA, demand for our tracker products may be adversely impacted by the reduced tax credits available to our customers, which could have a material adverse effect on our business, financial condition and results of operations.

Certain provisions of the IRA have been the subject of substantial public interest and have been subject to debate, and there are divergent views on potential implementation, guidance, rules and regulatory principles by a diverse group of interested parties. We expect a similar pattern of divergent interpretations with respect to OBBBA, the Executive Order and implementing guidance and regulations. There can be no assurance that our products will fully qualify for the benefits under the IRA or the OBBBA or that competitors will not disproportionately benefit or gain competitive advantages as a result of the implementation or interpretation of these laws. In addition, if our suppliers incorrectly interpret the requirements of the tax credits or the OBBBA and it is later determined that the tax credits were incorrectly claimed, we may be penalized. As a result, the final interpretation and implementation of the provisions in the IRA or OBBBA could have a material adverse impact on us.

Furthermore, future legislative enactments or administrative actions could limit, amend, repeal or terminate federal tax incentives that we currently do, or hope to, leverage. Any reduction, elimination, or discriminatory application or expiration of current and any future federal tax incentives may materially adversely affect our future operating results and liquidity.

Changes to tax laws and regulations that are applied adversely to us or our customers could materially adversely affect our business, financial condition, results of operations and prospects, including our ability to optimize the changes brought about by the passage of the IRA.

In addition, federal, state, local and foreign government bodies have implemented additional policies that are intended to promote or mandate renewable electricity generally or solar electricity in particular. For example, many U.S. states have adopted procurement requirements for renewable energy production and/or a renewable portfolio standard ("RPS") that requires regulated utilities to procure a specified percentage of total electricity delivered to customers in the state from eligible renewable energy sources, including utility-scale solar power generation facilities, by a specified date. There can be no assurances that RPSs or other policies supporting renewable energy will continue. Proposals to extend compliance deadlines, reduce renewable requirements or solar set-asides, or entirely repeal RPSs emerge from time to time in various jurisdictions. Reduction or elimination of RPSs, restrictions or prohibitions imposed on solar projects, as well as changes to other renewable-energy and solar-energy policies, could reduce the potential growth of the solar energy industry and materially and adversely affect our business.

Moreover, changes in policies of recent U.S. presidential administrations have created regulatory uncertainty in the renewable energy industry, including the solar energy industry, and have adversely affected and may continue to adversely affect our business. For example, in the span of less than six years, the United States joined, withdrew from, and then rejoined the 2015 Paris Agreement on climate change mitigation following changes in administration between U.S. Presidents Obama, Trump and Biden. To start his second term, U.S. President Trump signed numerous executive orders including for the U.S. to again withdraw from the Paris Climate Treaty, to expedite deregulated oil and gas drilling, and revoke executive orders and actions from the previous administration related to, among other things, the implementation of the energy and infrastructure provisions of the IRA. Additionally, the U.S. Department of the Interior and U.S. Department of Energy have recently taken several steps to prohibit, prevent or delay new renewable energy projects. For example, on July 15, 2025 the Department of Interior issued an internal memo entitled "Departmental Review Procedures for Decisions, Actions, Consultations, and Other Undertakings Related to Wind and Solar Energy Facilities." The memo mandates that 69 categories of previously routine permitting and review activities related to wind and solar projects be elevated to top levels within the Department of Interior, which may substantially slow approval timelines and reduce the number of projects permitted.

In RENEW Northeast et al. v. U.S. Department of Interior et al., renewable energy industry groups filed an action in December 2025 alleging that several federal agency actions targeted wind and solar development, slowing or blocking renewable energy permitting in violation of the Administrative Procedure Act. In April 2026, the District Court of Massachusetts found irreparable harm as plaintiffs showed imminent economic injuries, including permitting delays, increased compliance costs, disruption to existing investments, and project-related harms. The court held that the balance of equities and public interest favored relief, due to the asserted harms to renewable energy development, the grid, and the environment outweighed the agencies' interest in continuing policies the court found likely unlawful. The injunction may reduce some immediate permitting barriers for covered entities, but it does not eliminate regulatory uncertainty as the case remains pending, the ruling is subject to appeal, and the agencies may pursue alternative actions.

These or similar actions by the U.S. Administration could materially reduce the number of future solar projects and/or delay the timing of projects or result in cancellations of planned or in-process projects and could have a material adverse impact on our business, financial condition and results of operations.

In addition, the U.S. Supreme Court's decision on June 30, 2022 in West Virginia v. EPA, holding that the U.S. Environmental Protection Agency ("EPA") exceeded its authority in enacting a subsequently repealed rule that would have allowed electric utility generation facility owners to reduce emissions with "outside the fence measures," may limit EPA's ability to address greenhouse gas emissions comprehensively without specific authorization from Congress. It is difficult to predict what further actions will be taken that may impact our business including revisions to the federal incentives related to renewable energy.

International regulation of and incentives for solar projects vary by jurisdiction and may change or be eliminated.

The international markets in which we operate or may operate in the future may have or may put in place policies to promote renewable energy, including solar. These incentives and mechanisms vary from country to country. In seeking to achieve growth internationally, we may make investments that, to some extent, rely on governmental incentives and support in a new market.

There is no assurance that these governments will provide or continue to provide sufficient incentives and support to the solar industry or that the industry in any particular country will not suffer significant downturns in the future as the result of changes in public policies or government interest in renewable energy, any of which would adversely affect demand for our solar products.

Changes in the global trade environment, including the imposition of tariffs, other import duties and trade restrictions, could adversely affect our business growth and the amount or timing of our revenues, results of operations or cash flows.

Trade tensions, particularly between the United States and China, have led to increased tariffs and trade restrictions, including tariffs applicable to certain materials for and components of our products such as steel and low-power solar modules, electrical equipment, and for products used in solar energy projects more broadly, such as storage batteries and solar modules.

In recent years, imposition and withdrawal of import tariffs have been erratic and unpredictable. On February 20, 2026, the U.S. Supreme Court ruled that import tariffs imposed by President Trump purportedly under the International Emergency Economic Powers Act ("IEEPA") were unlawful. As a result, it is expected that the U.S. government will refund with interest most or all of the IEEPA tariffs, although the timing and precise coverage of those tariff refunds remains uncertain.

Effective February 24, 2026, President Trump imposed a 10% tariff on most goods under Section 122 of the Trade Act of 1974 ("Section 122 Tariffs"). The Section 122 Tariffs generally apply uniformly against U.S. imports from all countries, but do not apply to imports of products that qualify for preferential treatment under the United States – Mexico – Canada Agreement (USMCA) or to imports of certain products that are ordinarily unrelated to solar energy projects.

There currently are Section 232 tariffs on imports of steel, aluminum and copper products, including certain derivative products, imposed under Section 232 of the Trade Expansion Act of 1962 ("Section 232"). Effective April 6, 2026, the Administration revised the Section 232 framework, including by applying different tariff rates depending on product category, metal content, and whether U.S.-origin metals are used in foreign-manufactured products. Certain products may qualify for reduced rates or exemptions, while others remain subject to significant tariff exposure. Section 232 tariffs are not additive to the Section 122 Tariffs. Although the April 6, 2026 revisions reduced our tariff exposure for certain imported components, Section 232 tariffs continue to affect our costs and gross margins and could result in interruptions in the steel, aluminum or copper supply chains.

There are also tariffs on various items of solar equipment, including solar cells and modules, inverters and power optimizers, imported from China under Section 301 of the Trade Act of 1974 ("Section 301"). At present, Section 301 tariffs are 50% on Chinese crystalline solar photovoltaic ("CSPV") cells and modules, 25% on Chinese steel products, 25% on Chinese parts of lead-acid storage batteries (including separators thereof) and 25% on Chinese lithium-ion non-EV batteries. These Section 301 tariffs are additive to Section 122 Tariffs.

In addition, the U.S. Administration has indicated that new Section 301 tariffs may be implemented in the coming months following investigations covering a broad range of countries, including major sourcing markets. The timing, rates, country coverage, product coverage and interaction with other tariffs remain uncertain. If implemented, these tariffs could increase our costs, reduce our gross margins, adversely affect sourcing and pricing decisions, and otherwise adversely affect our business, financial condition, results of operations and cash flows.

Nextpower products include proprietary CSPV modules that provide off-grid power to our controllers located either on each tracker row or on weather stations at the project site. Such CSPV modules , if sourced from China, are impacted by Section 301 tariffs on solar modules. All tariffs on solar cells and modules also may indirectly affect us by increasing the costs of components of solar energy projects, thereby adversely impacting the financial viability of solar energy projects in which our products are used, which could lead to decreased demand for our products.

Under an August 2023 "circumvention" determination by the U.S. Department of Commerce ("Commerce"), CSPV cells and modules produced in Cambodia, Malaysia, Thailand and Vietnam using certain Chinese components and entered into the United States on or after April 1, 2022 are subject to antidumping duty and countervailing duty ("AD/CVD") orders on CSPV cells and modules from China ("Solar Circumvention Determination"). AD/CVD cash deposit rates for imported CSPV modules covered by the China AD/CVD orders vary significantly depending on the producer and exporter of the modules and may amount to over 250% of the entered value of the modules.

Certain cells and modules were exempted from the AD/CVD cash deposits and duties otherwise required by the Solar Circumvention Determination. Importers were generally required to file certain certifications in order to claim the exemptions. Since April 2022, Nextpower has imported proprietary CSPV smart modules from Malaysia and Thailand that provide off-grid power to our controllers. Nextpower submitted certifications for the modules to claim exemptions from any AD/CVD cash deposit or duty requirements imposed by the Solar Circumvention Determination, but Nextpower did not strictly follow all the certification procedures for a number of these entries. One of the exemptions claimed by Nextpower also is subject to a pending court challenge.

If the U.S. courts strike down one of the exemptions Nextpower relied upon or Nextpower's certifications are found to be invalid, Nextpower could be required to pay AD/CVD amounts with respect to the applicable entries of the modules. To mitigate the AD/CVD duty risk, Nextpower has submitted a prior disclosure to CBP informing CBP of the potential procedural deficiencies with respect to the certifications submitted by Nextpower. To further mitigate the risk of possible invalidation of one of the exemptions relied upon by Nextpower and/or the potential procedural certification deficiencies, Nextpower filed a request for a changed circumstances review with Commerce, seeking an exclusion for its off-grid smart CSPV modules from the AD/CVD orders on CSPV cells and modules from China. In December 2025, Commerce issued the final results of the changed circumstances review and granted an exclusion for Nextpower's off-grid smart CSPV modules for purposes of the CVD order on CSPV cells and modules from China, retroactive to January 1, 2022, and also for purposes of the AD order on CSPV cells and modules from China, retroactive to December 1, 2022. Following Commerce's final grant of the retroactive exclusion, the potential AD/CVD duty liability, if any, with respect to such at risk entries has been substantially reduced but remains unknown. The outcome of the litigation challenging the duty exemption and CBP's treatment of Nextpower's certifications remains unclear.

CSPV cells and modules produced in Cambodia, Malaysia, Thailand and Vietnam that are not covered by the Solar Circumvention Determination that are not covered by the Solar Circumvention Determination are subject to AD/CVD orders. AD/CVD cash deposit rates for imports of CSPV modules covered by the AD/CVD orders vary significantly depending on the producer and exporter of the modules and may amount to over 3,000% of the entered value of the imported merchandise.

In August 2025, Commerce initiated AD/CVD investigations targeting CSPV cells and modules from India, Indonesia and Laos. On February 26, 2026, Commerce published affirmative preliminary CVD determinations in the investigations and imposed significant CVD cash deposit rates. Commerce subsequently issued an affirmative preliminary antidumping determination covering CSPV cells and modules from those countries. The preliminary determinations may require additional cash deposits, and certain findings could result in retroactive duty liability. Although we have taken steps to mitigate potential exposure through supply chain adjustments, any AD/CVD cash deposits, retroactive assessments, final determinations or changes in sourcing availability could adversely affect our costs, supply chain flexibility, project timing and results of operations.

On July 1, 2025, Commerce initiated a Section 232 investigation to determine the effects on U.S. national security of imports of polysilicon and its derivatives. Once completed, the investigation may result in President Trump imposing tariffs on imports into the United States of polysilicon and its derivatives. It is possible that such Section 232 tariffs could apply to CSPV cells and modules, which would negatively impact our business.

Imports of solar modules produced in China or incorporating cells or other materials (e.g., polysilicon) produced in whole or in part in China and imported from any other nation may be detained by CBP under the Uyghur Forced Labor Prevention Act (Public Law No. 117-78). To the extent that such detentions occur, solar modules may not reach project sites, which may result in significant delays in the development and entry into operation of solar energy projects.

The ultimate severity or duration of any solar panel supply chain disruption due to CBP detentions or otherwise and or its effects on our clients' solar project development and construction activities, and associated consequences on our business, is uncertain.

If an environment of significantly increased U.S. tariffs and trade restrictions continues or further escalates, the global economy could be adversely affected, including through higher costs, higher interest rates or lower demand for energy, any of which could materially affect our business, financial condition, results of operations, and prospects. In addition, we export products manufactured in the United States to projects outside of the United States, which exposes our business to retaliatory tariffs imposed by other countries. Such retaliatory tariffs, if applicable to our products, could adversely affect the demand for our products or make us less competitive in those countries.

Existing tariffs and duties, the possibility of additional or increased tariffs or duties in the future, and the detention by CBP of solar modules all have created uncertainty in the solar industry. If the price of solar systems increases, the use of solar systems could become less economically feasible and could reduce our gross margins or reduce the demand for solar systems, which in turn may decrease demand for our products.

Additionally, existing or future tariffs and CBP detentions of solar modules may negatively affect key customers and suppliers, and other supply chain partners. Such outcomes could adversely affect the amount or timing of our revenues, results of operations or cash flows, and continuing uncertainty could cause sales volatility, price fluctuations or supply shortages or cause our customers to advance or delay their purchase of our products. It is difficult to predict what further trade-related actions governments may take, which may include additional or increased tariffs and trade restrictions, and we may be unable to quickly and effectively react to such actions. While we have taken actions with the intention of, among other things, mitigating the effect of AD/CVD duties and steel tariffs on our business, we may not be able to do so broadly or on attractive terms.

Any of the foregoing risks could have a material adverse effect on our business, financial condition and results of operations.

Future acquisitions, strategic investments, strategic transactions, partnerships, joint ventures or alliances could be difficult to identify and integrate, divert the attention of key management personnel, disrupt our business, dilute stockholder value and adversely affect our business, financial condition and results of operations.

As part of our business strategy, we have, and in the future expect to continue to make, investments in and/or acquire complementary companies, services or technologies, such as our acquisitions of Ojjo, the foundations business of SPI, Bentek, OnSight, Origami and other recent acquisitions. We have also entered into, and may in the future enter into, joint ventures or similar strategic arrangements, such as our Nextpower Arabia joint venture. Our ability as an organization to acquire and integrate other companies, services or technologies, and to structure, negotiate and manage joint ventures and other strategic arrangements, in a successful manner in the future is not guaranteed. We may not be able to find suitable acquisition candidates or joint venture partners, and we may not be able to complete such acquisitions or joint ventures on favorable terms, if at all. When we complete acquisitions or enter into joint ventures, we may not ultimately strengthen our competitive position or ability to achieve our business objectives, and any acquisitions or joint ventures we complete could be viewed negatively by our end-customers or investors. In addition, our due diligence may fail to identify all of the problems, liabilities or other shortcomings or challenges of an acquired business, joint venture partner, product or technology, including issues related to intellectual property, product quality or product architecture, regulatory compliance practices, revenue recognition or other accounting practices or issues with employees or customers. Joint ventures involve unique risks, including our potential inability to control the operations, strategies or financial decisions of our joint venture partners, the potential for our partners to have economic or business interests inconsistent with our own, the possibility that we may be responsible to joint venture partners for indemnifiable losses and the risk that our partners may be unable or unwilling to fulfill their obligations under the relevant joint venture agreements. If we are unsuccessful at integrating such acquisitions, or the technologies associated with such acquisitions, into our company, or at managing our joint ventures effectively, the revenue and results of operations of the combined company could be adversely affected. Any integration process may require significant time and resources, and we may not be able to manage the process successfully. We may not successfully evaluate or utilize the acquired technology or personnel, or the capabilities of joint venture partner, or accurately forecast the financial impact of an acquisition or joint venture transaction, causing unanticipated write-offs or accounting charges. We may have to pay cash, incur debt or issue equity securities to pay for any such acquisition, or to fund our obligations under any joint venture arrangements each of which could adversely affect our business, financial condition and the market price of our Class A common stock. The sale of equity or issuance of debt to finance any such acquisitions or joint ventures could result in dilution to our stockholders. The incurrence of indebtedness would result in increased fixed obligations and could also include covenants or other restrictions that would impede our ability to manage our operations.

We rely heavily on our suppliers and our operations could be disrupted if we encounter problems with our suppliers or if there are disruptions in our supply chain.

We purchase our components through arrangements with various suppliers located across the globe. We depend on our suppliers to source materials and manufacture critical components for our products. Our reliance on these suppliers, in certain cases on an exclusive or sole-source basis, makes us vulnerable to possible capacity constraints and reduced control over component availability, delivery schedules and costs which could disrupt our ability to procure these components in a timely and cost-efficient manner. As we expand our product offerings, the complexity of our supply chain could increase, exposing us to additional problems or disruptions. Any shortages of components or raw materials for these products could affect our ability to timely deliver our products to our customers, which may result in liquidated damages or contractual disputes with our customers, harm our reputation and lead to a decrease in demand for our products.

For example, our products are manufactured from steel and, as a result, our business is significantly affected by the price of steel. When steel prices are higher, the prices that we charge customers for our products may increase, which may decrease demand for our products. Conversely, if steel prices decline, customers may demand lower prices and our competitors' responses to those demands could result in lower sale prices or lower sales volume and, consequently, negatively affect our profitability. A significant portion of the steel used to produce our products is derived directly or indirectly from steel mills located in China. At times, pricing and availability of steel can be volatile due to numerous factors beyond our control, including domestic and international economic conditions, global steel capacity, import levels, fluctuations in the costs of raw materials necessary to produce steel, sales levels, competition, consolidation of steel producers, labor costs, transportation costs, import duties, tariffs and foreign currency exchange rates. The volatility in the availability and cost of steel may impact our business. Imports of China-origin steel currently are subject to significant tariffs and trade restrictions, including reciprocal tariffs and Section 301 tariffs, which materially increase the cost of such imports. Imports of steel and many steel derivative products from other countries are subject to tariffs and other trade measures (with limited exceptions for certain countries). Accordingly, ongoing trade disputes, unpredictable tariff policies and uncertainty with respect to the potential for such policy changes may increase procurement costs or restrict access to necessary materials for our products, like steel, potentially leading to disruptions with our suppliers or in our supply chain. We continue to evaluate the potential impact of the imposition of such tariffs and trade restrictions to our business and financial condition, but we expect that these tariffs will significantly increase our costs.

Further, if any of our suppliers were unable or unwilling to manufacture the components that we require for our products in sufficient volumes or at sufficiently high-quality levels or to renew existing terms under supply agreements, we would need to identify, qualify and select acceptable alternative suppliers. An alternative supplier may not be available to us when needed or may not be in a position to satisfy our quality or production requirements on commercially reasonable terms, including price. In certain cases, identifying, qualifying and transitioning to alternative suppliers may require engineering validation, testing or customer approval, which can take time and may not be feasible within project schedules. In addition, we may enter into exclusive arrangements which prohibit or limit our ability to use alternative suppliers. In some cases, we may rely on a limited number of suppliers, or single-source suppliers, for certain components, which may increase our exposure to supply disruptions. Any significant disruption to our ability to procure our components, and our suppliers' ability to procure materials to manufacture components for our products could increase the production cost of our products or reduce or delay our ability to perform under our contracts and could thereby adversely affect our business, financial condition and results of operations.

In addition, as noted above, the federal law provides incremental tax credits for U.S. solar projects satisfying domestic content requirements. While the impact of these requirements on us remains fluid and uncertain pending customer response and any future implementing regulations, if we are unable to provide our tracker products in a manner that satisfies applicable domestic content requirements, we might experience a decline in sales for U.S. projects, especially if our competitors are able to satisfy such domestic content requirements. In addition, compliance with these requirements may increase our production costs. In light of the foregoing, our U.S. sales, profitability and results of operations in the United States may be adversely affected by applicable domestic content requirements which must be satisfied in order for solar projects to be eligible for these incremental credits. Further, the sourcing of compliant materials under domestic content rules may become more complex due to evolving guidance, limited supplier availability, or capacity constraints.

Further, disruption in our supply chain and transportation channels, including changes by carriers and transportation companies relating to delivery schedules, shortages in available cargo capacity or labor availability, payment terms and frequency of service and pricing as well as cargo ship incidents, shipping channel disruptions or work stoppages or strikes could impact our ability to timely deliver our products to our customers or increase delivery costs. For example, in the recent past we have seen many shipping companies pause or reroute shipments through the Suez Canal and the Red Sea as a result of attacks against commercial vessels in the area, causing rerouting of commercial vessels. Similarly, the U.S.-Iran war has resulted in a cessation or substantial curtailment of shipments through the Strait of Hormuz. As a result, we have and may continue to experience increased costs and delivery delays. Geopolitical tensions, armed conflicts, trade restrictions or other global events may further exacerbate these risks.

Economic, political and market conditions can adversely affect our business, financial condition and results of operations.

Macroeconomic developments, such as the global or regional economic effects resulting from political tensions between the U.S. and Europe, the Ukraine-Russian war, and U.S.-Iran war (including the disruption of transporting goods through the Suez Canal and the Strait of Hormuz), further increases in inflation and related economic policy responses, evolving trade policies or trade wars, extended U.S. federal government shutdowns, or the occurrence of similar events that lead to uncertainty or instability in economic, political or market conditions, could have a material adverse effect on our business, financial condition and results of operations.

Local political issues and conflicts could have a material adverse effect on our results of operations and financial condition if they affect geographies in which we do business or obtain our components. Local conflicts, such as the Ukraine-Russian war or the U.S.-Iran war, could also have a significant adverse impact on regional or global macroeconomic conditions, give rise to regional instability or result in heightened economic tariffs, sanctions and import-export restrictions in a manner that adversely affects us, including to the extent that any such actions cause material business interruptions, delays or restrict our ability to conduct business with certain suppliers. Additionally, such conflicts or sanctions may significantly devalue various global currencies and have a negative impact on economies in geographies in which we do business, which may in turn adversely affect our revenues, costs and margins.

The financial markets and the global economy have also been, and may continue to be, adversely affected by the recent global escalation in tariffs and trade restrictions, including through higher costs, higher interest rates or lower global demand for energy, any of which could have a material adverse effect on our business, financial condition and results of operations. Furthermore, because the solar projects in which our products are used require substantial upfront capital investment which is expected to be recovered over a period of multiple years, uncertainty and perceived instability regarding future macroeconomic conditions may deter investment in, or financing of, these solar projects and in turn reduce demand for our products.

Adverse macroeconomic conditions, including slow growth or recession, high unemployment, labor shortages, ongoing or increasing inflation, tighter credit, higher interest rates and currency fluctuations, or the perception that adverse macroeconomic conditions may occur or persist, may cause current or potential customers to reduce or eliminate their budgets and spending, which could cause customers to delay, decrease or cancel projects with us. In addition, such conditions may increase our costs, reduce our ability to forecast demand and operating results, and adversely affect our liquidity or access to capital.

If we do not maintain environmental, social and governance ("ESG") practices and disclosures that meet the expectations of customers, regulators, employees, and investors, our relationships with these stakeholders could suffer, which could adversely affect our business and financial results.

Many governments, customers, investors and employees have enhanced their focus on ESG practices and disclosures, and expectations in this area are rapidly evolving and in some cases may be inconsistent or conflicting. Failure to adequately maintain ESG practices that meet diverse stakeholder expectations may result in an inability to attract customers, loss of business, diluted market valuation, and an inability to attract and retain top talent. In addition, standards, processes and governmental requirements for disclosing sustainability metrics have frequently changed in recent years, resulting in changes in the data that we must collect or disclose about our ESG practices, and could result in significant revisions to our sustainability commitments or our ability to achieve them. As governments impose greenhouse gas emission reporting requirements and other ESG-related laws, we are subject to at least some of these rules and concomitant regulatory risk exposure. ESG compliance and reporting could be costly, and we could be at a disadvantage compared to companies that do not have similar reporting requirements.

For example, rules adopted by the SEC in 2024 could require significantly expanded climate-related disclosures in our periodic reporting, which may require us to incur significant additional costs to comply, including the implementation of significant additional internal controls regarding matters that have not been subject to such controls in the past. Although the rule has been stayed by the SEC and the SEC recently announced that it has voted to end its legal defense of these enhanced climate-related disclosure rules, it is possible that these rules could be reinstated in the future.

In addition, although the SEC's 2024 rule requiring extensive climate-related disclosures has been voluntarily stayed, we are still subject to other laws regarding climate-related disclosures in other jurisdictions. For example, in October 2023, California enacted climate disclosure laws that may require companies such as ours to report on greenhouse gas emissions and climate-related financial risks. Similarly, we may be subject to the requirements of the EU Corporate Sustainability Reporting Directive (and its implementing laws and regulations) and other EU and EU member state regulations, or disclosure requirements on various sustainability topics. These requirements vary across jurisdictions, and may result in increased complexity and cost, to achieve compliance, including the need to implement new systems processes and controls. Furthermore, industry and market practices continue to evolve, and we may have to expend significant efforts and resources to keep up with market trends and stay competitive among our peers, which could result in higher associated compliance costs and penalties for failure to comply with applicable laws and regulations. In addition, if our ESG disclosures are perceived to be inaccurate, misleading or not aligned with evolving standards, we could be subject to reputational harm, regulatory scrutiny or litigation. Our ability to collect, validate and report ESG data may also be limited by the availability and reliability of information from third parties, including our suppliers.

Our business and industry, including our customers and suppliers, are subject to risks of severe weather events, natural disasters, climate change and other catastrophic events.

Our headquarters and testing facilities, which conduct functional and reliability testing for our components and products, are located in the Bay Area of Northern California and our solar projects are located in the U.S. and around the world. A severe weather event or other catastrophe impacting our headquarters or testing facilities could cause significant damage and disruption to our business operations. In addition, a severe weather event or other catastrophe could significantly impact our supply chain by causing delays in the shipping and delivery of our materials, components and products which may, in turn, cause delays in our customers' solar projects. Our customers' ability to install solar energy systems is also affected by weather events, such as during the winter months, and other catastrophic events.

In addition, our operations and facilities and those of the third parties on which we rely are subject to the risk of interruption by fire, power shortages, nuclear power plant accidents and other industrial accidents, terrorist attacks and other hostile acts, cybersecurity attacks and other data security incidents, labor disputes, including labor shortages, public health issues, including pandemics and epidemics, and other events beyond our and their control. Any damage and disruption in any locations in which we have offices or in which our customers or suppliers operate, which are caused by severe weather events (such as extreme cold weather, hail, hurricanes, tornadoes and heavy snowfall), seismic activity, fires, tsunamis, floods and other natural disasters or catastrophic events could result in a delay or even a complete cessation of our worldwide or regional operations and could cause severe damage to our products and equipment used in our solar projects. Global climate change is increasing the frequency and intensity of certain types of severe weather events. Even if our tracker products and other products and technologies are not damaged, severe weather, natural disasters and catastrophic events may cause damage to the solar panels that are mounted to our tracker products, which could result in decreased demand for our products, loss of customers and the withdrawal of coverage for solar panels and solar tracking systems by insurance companies. Any of these events would negatively impact our ability to deliver our products and services to our customers and could result in reduced demand for our products and services, and any damage to our products and equipment used for our solar projects could result in large warranty claims which could, individually or in the aggregate, exceed the amount of insurance available to us or may not be covered by insurance at all. Further, our insurance coverage may become more limited or more expensive over time due to increased climate-related risks. Any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.

Third party technology system limitations or failures could harm our business.

Our business depends, in part, on the integrity and performance of the technology systems supporting our products and services. Our products and services operate in conjunction with, and we are dependent upon, third-party systems, products, services, solutions and components, including third-party cloud providers. If new systems fail to operate as intended or our existing systems cannot expand to cope with increased demand or otherwise fail to perform, we could experience unanticipated disruptions in service, slower response times and delays in the introduction of new products and services. We could experience a systems failure due to, among other things, human error by our employees, contractors or vendors, electrical or telecommunications failures or disruptions, including third-party cloud disruptions, hardware or software failures or defects, cyberattacks, sabotage or similar unexpected events. High-profile outages involving third-party cloud providers have caused widespread disruptions to their customers' operations. If one of our third-party cloud providers experience a similar outage, our products and services could be disrupted. Additionally, there have been and may continue to be attacks on certain of our third-party providers, and we cannot guarantee that our or our third-party providers' systems and networks have not been breached or that they do not contain exploitable defects or bugs that could result in a breach of or disruption to our products and services and to the networks or the systems of third parties that support our products and services or the compromise, loss or corruption of data. Our ability to monitor, remediate or recover from incidents involving third-party providers may be limited, and such providers may not meet our security or service expectations. Any such issue that causes an interruption in our products and services, decreases the responsiveness of our products and services or otherwise affects our products and services could impair our reputation, damage our brand name and negatively impact our business, financial condition and operating results.

Our business, operating results and financial condition could be materially harmed by evolving regulatory uncertainty or obligations applicable to our products and services.

Changes in regulatory requirements applicable to the industries and sectors in which we operate, in the United States and in other countries, could materially affect the sales and use of our products and services. This includes emerging laws and regulations related to artificial intelligence (AI), cybersecurity, privacy and data protection, which may impose new compliance obligations on our operations, including requirements relating to data collection, storage, use, security and governance. These laws may be complex, evolving and, in some cases, inconsistent across jurisdictions, increasing the cost and complexity of compliance. In particular, economic sanctions and changes to export and import control requirements may impact our ability to sell and support our products and services in certain jurisdictions. If we were to fail to comply with export controls laws and regulations, U.S. economic sanctions or other similar laws, including restrictions from the international community, or conflict mineral regulations, we could be subject to both civil and criminal penalties, including substantial fines, possible incarceration for employees and managers for willful violations and the possible loss of our export or import privileges.

Obtaining the necessary export license for a particular sale or transaction may not be possible, may be time-consuming and may result in the delay or loss of sales opportunities. Further, U.S. export control laws and economic sanctions prohibit the export of services to certain U.S. embargoed or sanctioned countries, governments and persons, as well as for prohibited end-uses. Even though we take precautions to ensure that we comply with all relevant export control laws and regulations, including restrictions from the international community, any failure to comply with such laws and regulations could have negative consequences for us, including reputational harm, government investigations and penalties.

We may not be able to convert our orders in backlog into revenue.

Our reported backlog reflects expected future revenue from executed contracts, purchase orders and other customer commitments. Backlog can be subject to large variations from quarter to quarter and comparisons of backlog from period to period are not necessarily indicative of future revenue. Because backlog is inherently uncertain and subject to change, the contracts comprising our backlog may not result in actual revenue in any particular period or at all due to a variety of reasons including project cancellations, suspensions, delays, scope reductions, failure to execute anticipated supply agreements under framework or volume commitment arrangements, or the failure of projects to proceed to completion. The actual revenue from such contracts may differ from our backlog estimates. The timing of receipt of revenue, if any, on projects included in backlog could change because many factors affect the scheduling of projects. In addition, our ability to convert backlog into revenue may be adversely affected by the financial condition or creditworthiness of our customers and counterparties, which could result in delayed payments, order reductions, or cancellations. Cancellation of or adjustments to contracts have occurred in the past and may occur in the future.

If a significant number of our contracts or orders are canceled, suspended, delayed, reduced in scope, or not renewed or replaced, or if anticipated volumes under framework or volume commitment arrangements are not realized, the actual revenue we receive may be materially less than our backlog estimates, which could have a material adverse effect on our business, financial condition and results of operations. The failure to realize any or all amounts in our backlog could adversely affect our future revenue and gross margins. As a result, our backlog as of any particular date may not be an accurate indicator of our future financial performance.

Our contracts may be canceled, suspended, delayed or not renewed, and we may be unable to replace such business on comparable terms, which could have a material adverse effect on our business, financial condition and results of operations.

Our customers, which include project owners, developers and engineering, procurement and construction ("EPC") contractors, have in the past and may in the future cancel, suspend, delay or reduce the number or size of projects for which they procure our products and services for a variety of reasons, including capital constraints, changes in project economics, supply chain considerations, evolving market conditions, or an inability to obtain permits, financing or regulatory approvals. In addition, many of our contracts, purchase orders and framework or supply agreements may permit our customers to cancel or suspend orders, including for convenience, sometimes on relatively short notice and, in certain cases, with limited compensation beyond amounts payable for products delivered or costs incurred.

In certain cases, our customers enter into framework arrangements or volume commitments with us that contemplate the future execution of project-specific supply agreements or purchase orders. These arrangements may not result in binding orders for the full anticipated volumes, and customers may reduce or fail to fulfill such commitments. As a result, we may not realize the level of business or revenue contemplated at the time such arrangements are entered into. Furthermore, our customers may elect to source products from alternative suppliers, develop in-house capabilities, or pursue different technologies or system designs, including as a result of cost pressures, technological changes, domestic content requirements or other regulatory or commercial considerations. As a result, the demand for our products and services from existing or prospective customers may be reduced or may not materialize as expected.

While our contracts may provide for certain protections, including deposits, cancellation fees, or payment for work performed or costs incurred prior to cancellation, such protections may not fully compensate us for the loss of anticipated revenues or margins associated with canceled, suspended or delayed projects. In addition, the timing of customer decisions to cancel, suspend or delay projects may occur after we have made commitments to procure materials, allocate manufacturing capacity or incur other costs, which may not be fully recoverable.

An increase in interest rates, or a reduction in the availability of tax equity or project debt financing, could make it difficult for project developers and owners to finance the cost of a solar energy system and could reduce the demand for our products.

Many solar project owners depend on financing to fund the initial capital expenditure required to construct a solar energy project. As a result, an increase in interest rates, or a reduction in the supply of project debt or tax equity financing, could reduce the number of solar projects that receive financing or otherwise make it difficult for project owners to secure the financing necessary to construct a solar energy project on favorable terms, or at all, and thus lower demand for our products which could limit our growth or reduce our sales. In addition, increased financing costs may delay project development timelines or reduce the size or scope of projects. In addition, we believe that a significant percentage of project owners construct solar energy projects as an investment, funding a significant portion of the initial capital expenditure with financing from third parties. An increase in interest rates could lower an investor's return on investment on a solar energy project, increase equity requirements or make alternative investments more attractive relative to solar energy projects, and, in each case, could cause these project owners to seek alternative investments or defer or cancel planned projects.

We are dependent on a relatively small number of customers for our sales. A loss of one or more of our significant customers, their inability to perform under their contracts, or their default in payment, could harm our business and negatively impact our revenue, results of operations and cash flows.

We are dependent on a relatively small number of customers for our sales, and a small group of customers have historically accounted for a material portion of our revenue. The loss of any one of our significant customers, their inability to perform under their contracts, or their default in payment, could have a substantial effect on our revenues and profits. Further, our trade accounts receivable and unbilled receivable ("contract assets") are from companies within the solar industry, and, as such, we are exposed to normal industry credit risks. As of March 31, 2026, the last day of our fiscal year, our largest customer constituted less than 10% of our total trade accounts receivable and contract assets balances. Accordingly, a loss of a significant customer or a significant reduction in pricing or order volume from a significant customer could substantially reduce our revenue and could have a material adverse effect on our business, financial condition and results of operations.

Defects, performance problems or vulnerabilities in our products could result in loss of customers, reputational damage and decreased revenue, and we may face warranty, indemnity and product liability claims arising from our products.

Our products may contain undetected errors or defects, especially when first introduced or when new generations are released. Errors, defects, vulnerabilities or poor performance can arise due to design flaws, defects in raw materials or components or manufacturing difficulties or integration issues with third-party components, which can affect both the quality and the yield of the product. Any actual or perceived errors, defects, vulnerabilities or poor performance in our products could result in the replacement or recall of our products, shipment delays, rejection of our products, damage to our reputation, lost revenue, diversion of our engineering personnel from our product development efforts, increases in customer service and support costs, litigation from our customers and related liability, including indemnity obligations, all of which could have a material adverse effect on our business, financial condition and results of operations.

Furthermore, products with defects or vulnerabilities may give rise to warranty, indemnity or product liability claims against us that exceed any revenue or profit we receive from the affected products. Our limited warranties cover defects in materials and workmanship of our products under normal use and service conditions. As a result, we bear the risk of warranty claims long after we have sold products and recognized revenue. While we have accrued reserves for warranty claims, our estimated warranty costs for previously sold products may change to the extent the warranty claims profile of future products is not comparable with that of earlier generation products under warranty. Our warranty accruals are based on our assumptions and we do not have a long history of making such assumptions. As a result, these assumptions could prove to be materially different from the actual performance of our systems, causing us to incur substantial unanticipated expense to repair or replace products in the future or to compensate customers. Our failure to accurately predict future claims could result in unexpected volatility in, and have a material adverse effect on our business, financial condition and results of operations.

If one of our products were to cause injury to someone or cause property damage, including as a result of product malfunctions, defects or improper installation, then we could be exposed to product liability claims. If our customers or third-parties experience security breaches due to vulnerabilities in our products, we could be exposed to product liability claims or other claims. Any such claim could cause us to incur significant costs and could divert management's attention and harm our reputation.

Cybersecurity or other data security incidents could materially disrupt our operations, compromise sensitive information, and adversely affect our financial performance and reputation.

We rely extensively on interconnected information technology systems, cloud-based infrastructure, and operational technology to support our manufacturing processes, field operations, customer-facing platforms, and internal business functions. These systems process, store, and transmit sensitive information, including proprietary, confidential, operational, and personal data.

We, our customers, and the third parties on which we depend are subject to persistent and increasingly sophisticated cybersecurity threats. These threats include ransomware, business interruption, data theft, social engineering, phishing, credential harvesting, impersonation, insider threats, denial-of-service attacks, supply chain compromises, and the exploitation of software, firmware, and configuration vulnerabilities. Threat actors include criminal organizations, nation-state actors, insiders, and other malicious parties, and such threats may arise from external attacks, third-party failures, human error, or system design or implementation flaws. These threats and techniques continue to evolve rapidly, may not be detected in a timely manner or at all, and may increase in frequency, speed, scale, and complexity as malicious actors leverage artificial intelligence and other emerging technologies. Advances in artificial intelligence may compress the time between vulnerability identification and exploitation, increasing the volume of threats that must be identified and remediated.

The high volume and persistence of attempted attacks increases the likelihood that a successful cybersecurity or data security incident could occur. Because our systems support global operations, manufacturing activities, field infrastructure, and customer environments, a successful cybersecurity or other data security incident affecting us or a third party on which we rely could disrupt operations, delay product delivery, degrade system performance, result in loss or corruption of data, expose sensitive information, compromise intellectual property, and lead to remediation costs, regulatory investigations, litigation, contractual disputes, penalties, and reputational harm. The energy, manufacturing, and critical infrastructure sectors remain attractive targets, and our supply chain and service provider dependencies may increase our exposure to systemic risk.

We assess cybersecurity risks, including those arising from third-party dependencies, for their potential to materially affect our business, financial condition, and results of operations. We maintain a cybersecurity program that includes governance, layered technical and administrative controls, continuous monitoring, incident response procedures, employee awareness training, vulnerability management, and third-party risk assessment processes. We regularly evaluate and enhance our security posture, and we may identify vulnerabilities in our products, systems, or processes that require remediation or other mitigation measures. However, no program, control environment, or set of measures can eliminate all risk, and we may not be able to anticipate, prevent, detect, investigate, contain, or remediate all threats or incidents in a timely manner.

We depend on a range of third-party service providers, suppliers, software providers, and cloud vendors, and we have limited visibility into and control over their cybersecurity practices. While we perform diligence and impose contractual requirements on certain key providers, those measures may not be sufficient to prevent or mitigate all risks. A cybersecurity or other data security incident involving a third party could adversely affect our operations, expose data that we share with or that is processed by such third party, and could result in costs, liabilities, or other obligations to us, including where we may be held contractually or otherwise responsible for such incidents.

We maintain cybersecurity insurance coverage; however, such coverage may not be available or sufficient to cover all losses, and the availability, scope, and terms of such coverage may change over time.

Any actual or perceived cybersecurity or other data security incident could harm our reputation, reduce customer confidence, impair our ability to attract and retain customers, and adversely affect our business, financial condition, and results of operations.

Failure to comply with current or future federal, state, local and foreign laws, regulations, rules and industry standards relating to privacy and data protection could adversely affect our business, financial condition, results of operations and prospects.

We are or may become subject to a variety of laws, regulations, rules and industry standards in the U.S. and abroad that involve matters central to our business, including privacy and data protection. Many of these laws, regulations, rules and industry standards are in considerable flux and rapidly evolving, and it is possible that they may be interpreted and applied in a manner that is inconsistent with our current operating practices. Existing and proposed laws, regulations, rules and industry standards can be costly to comply with and can delay or impede the development of new products and services, significantly increase our operating costs, require significant time and attention of management and technical personnel and subject us to inquiries or investigations, claims or other remedies, including fines or demands that we modify or cease existing business practices.

In addition to various privacy and data protection laws and regulations already in place, many jurisdictions are increasingly adopting laws and regulations imposing comprehensive privacy and data protection obligations, which may be more stringent, broader in scope, or offer greater individual rights with respect to personal information than existing laws and regulations, and such laws and regulations may differ from each other, which may complicate compliance efforts and increase compliance costs. See Item 1. "Business—Privacy and Data Protection Laws and Regulation" elsewhere in this Annual Report on Form 10-K for more information regarding applicable privacy and data protection laws and regulations.

Further, while we strive to publish and prominently display privacy policies that are accurate, comprehensive and compliant with local laws, regulations, rules and industry standards, we cannot ensure that our privacy policies and other statements regarding our practices will be sufficient to protect us from claims, proceedings, liability or adverse publicity relating to privacy and data protection. Although we endeavor to comply with our privacy policies, we may at times fail to do so or be alleged to have failed to do so. If our public statements about our use, collection, disclosure and other processing of personal information, whether made through our privacy policies, information provided on our website, press statements or otherwise, are alleged to be deceptive, unfair or misrepresentative of our actual practices, we may be subject to potential government or legal investigation or action, including by the Federal Trade Commission or applicable state attorneys general.

Any failure, or perceived failure, by us to comply with our posted privacy policies or with any applicable privacy and data protection standards or contractual obligations, or any compromise of security that results in unauthorized access to, or unauthorized loss, destruction, use, modification, acquisition, disclosure, release or transfer of personal information may result in claims, fines, sanctions, penalties, investigations, proceedings or actions against us by governmental entities, customers, suppliers or others or other liabilities or may require us to change our operations and/or cease using certain data. Any of the foregoing could harm our reputation, brand and business, force us to incur significant expenses in defense of such claims, proceedings, investigations or actions, distract our management, increase our costs of doing business, result in a loss of customers or suppliers and result in the imposition of monetary penalties. We may also be contractually required to indemnify and hold harmless third parties from the costs and consequences of non-compliance with any laws, regulations or other legal obligations relating to privacy and data protection or any inadvertent or unauthorized use or disclosure of data that we store, handle or otherwise process as part of operating our business. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may experience delays, disruptions or quality control problems in our product development operations.

Our product development and testing processes are complex and require significant technological expertise. Such processes involve a number of precise steps from design to production. Any change in our processes could cause one or more production errors, requiring a temporary suspension or delay in our suppliers' production lines until the errors can be researched, identified, and properly addressed and rectified. This may occur particularly as we introduce new products, modify our engineering techniques and/or expand our capacity. The commercialization of any new products may also fail to achieve market adoption or may experience downward pricing pressure, which would have a material impact on our gross margins and results of operations. Further, the installation of our products involves various risks and complications which may increase as our products evolve and develop, and any such increase in risks and complications may have a negative effect on our gross margins. In addition, our failure to maintain appropriate quality assurance processes could result in increased product failures, loss of customers, increased warranty reserves, increased production and logistics costs, and delays. Our ability to maintain product quality may also depend on the performance of our suppliers and contract manufacturers, which may be outside of our direct control. Any of these developments could have a material adverse effect on our business, financial condition and results of operations.

Our continued expansion into new markets could subject us to additional business, financial, regulatory and competitive risks.

Part of our strategy is to continue to grow our revenues from international markets, including entering new geographic markets to expand our current international presence. Our products and services offered in these regions may differ from our current products and services in several ways, such as the consumption and utilization of local raw materials, components and logistics, the re-engineering of select components to meet region-specific requirements and region-specific customer training, site commissioning, warranty remediation and other technical services. Any of these differences or required changes to our products and services to meet the requirements of local laws and regulations may increase the cost of our products, reduce demand and result in a decrease in our gross margins. We may also face competition from lower cost providers in any new markets we enter which could decrease the demand for our products or cause us to reduce the cost of our products in order to remain competitive.

Any new geographic market could have different characteristics from the markets in which we currently sell products, and our success in such markets will depend on our ability to adapt properly to these differences. These differences may include differing regulatory requirements, including local manufacturing content requirements, tax laws, trade laws, labor regulations, corporate formation laws and requirements, tariffs, export quotas, customs duties or other trade restrictions, limited or unfavorable intellectual property protection, international political or economic conditions, restrictions on the repatriation of earnings, longer sales cycles, warranty expectations, product return policies and cost, performance and compatibility requirements. In addition, expanding into new geographic markets will increase our exposure to existing risks, such as fluctuations in the value of foreign currencies, changing tariffs and trade restrictions, and difficulties and increased expenses in complying with U.S. and foreign laws, regulations and trade standards, including the U.S. Foreign Corrupt Practices Act of 1977, as amended (the "FCPA"), as well as relevant anti-money laundering laws. Our failure to comply with such laws could result in significant penalties, reputational harm and restrictions on our business activities.

Failure to develop new products successfully or to otherwise manage the risks and challenges associated with our continued expansion into new geographic markets could have a material adverse effect on our business, financial condition and results of operations.

The development and use of artificial intelligence in our business introduces risks that could adversely affect our operations, financial condition, and reputation.

We use and expect to increasingly rely on, artificial intelligence technologies, including generative AI, in our products, services, and internal operations. These technologies are rapidly evolving and introduce significant technical, operational, legal, and reputational risks. We assess risks arising from our use of AI, including those associated with third-party tools and service providers, for their potential to materially affect our business, financial condition, and results of operations.

AI systems may produce inaccurate, incomplete, biased, or misleading outputs due to limitations in model design, training data, or system integration. These issues may not be readily detectable and could result in flawed decision-making, operational errors, or unintended outcomes in our products or internal processes. The integration of AI into our products and operations may also introduce risks related to product quality, reliability, and customer expectations, particularly where AI-driven outputs influence system behavior or decision-making. The complexity and non-deterministic nature of many AI systems make them difficult to test, validate, and monitor effectively, and inadequate governance, testing, or oversight could result in errors or harmful outputs that negatively impact our business and reputation.

Advances in artificial intelligence may significantly accelerate the identification and exploitation of vulnerabilities, compressing the time between the introduction of a weakness and potential business impact to significantly shorter timeframes. As a result, we may be required to identify, assess, and remediate vulnerabilities more rapidly and at greater scale than in the past. If we are unable to adapt our security, development, and operational processes to this increased speed and volume, our risk of exposure to cybersecurity or operational incidents may increase.

We also face risks related to the use of third-party AI tools by our employees, contractors, service providers, or partners, including the potential exposure of confidential or proprietary information through external systems. Such use may result in unintended disclosure, loss of intellectual property protections, or incorporation of sensitive information into external training datasets, which could harm our competitive position and business.

In addition, there is legal uncertainty regarding the ownership, enforceability, and potential infringement of intellectual property rights associated with AI systems and their outputs. AI-generated content may not be subject to copyright protection, and the use of third-party data or models may expose us to claims related to intellectual property, privacy, data protection, or other rights. Ongoing litigation and regulatory scrutiny in this area may require us to modify our use of AI technologies or limit certain applications.

The legal and regulatory landscape governing AI is rapidly evolving and uncertain. New or changing laws and regulations, including the European Union's Artificial Intelligence Act and similar frameworks in other jurisdictions, may impose additional requirements, restrict certain uses of AI, or increase compliance costs. We may be required to modify our products, services, or internal practices to comply with these requirements, and we may not be able to do so in a timely or cost-effective manner.

We also face competitive risks if other companies develop or deploy AI technologies more effectively or more rapidly than we do, which could reduce demand for our products and services.

The development, deployment, and operation of AI systems may require significant investment in technology, infrastructure, and personnel, and may increase our costs. As the use of AI continues to expand, it may introduce new or unanticipated ethical, technical, operational, legal, regulatory, and reputational risks. If we are unable to effectively manage these risks, it could adversely affect our business, financial condition, and results of operations.

Electric utility industry policies and regulations may present technical, regulatory and economic barriers to the purchase and use of solar energy systems that could significantly reduce demand for our products or harm our ability to compete.

Federal, state, local, and foreign government policies and regulations concerning the broader electric utility industry, as well as internal policies and regulations promulgated by electric utilities and organized electric markets with respect to fees, practices and rate design, heavily influence the market for electricity generation products and services. These policies and regulations often affect electricity pricing and the interconnection of generation facilities and can be subject to frequent modifications by governments, regulatory bodies, utilities and market operators. For example, changes in fee structures, electricity pricing structures and system permitting, regional market rules, interconnection and operating requirements can deter purchases of renewable energy products, including solar energy systems, by reducing anticipated revenues or increasing costs or regulatory burdens for would-be system purchasers. The resulting reductions in demand for solar energy systems could harm our business, financial condition and results of operations.

A significant development in renewable-energy pricing policies in the United States occurred when the Federal Energy Regulatory Commission ("FERC") issued a final rule amending regulations that implement the Public Utility Regulatory Policies Act ("PURPA") on July 16, 2020, which FERC upheld on rehearing on November 19, 2020. Among other requirements, PURPA mandates that electric utilities buy the output of certain renewable generators, including qualifying solar energy facilities, below established capacity thresholds. PURPA also requires that such sales occur at a utility's "avoided cost" rate. FERC's PURPA reforms include modifications (1) to how regulators and electric utilities may establish avoided cost rates for new contracts, (2) that reduce from 20 MW to 5 MW the capacity threshold above which a renewable-energy qualifying facility is rebuttably presumed to have non-discriminatory market access, thereby removing the requirement for utilities to purchase its output, (3) that require regulators to establish criteria for determining when an electric utility incurs a legally enforceable obligation to purchase from a PURPA facility and (4) that reduce barriers for third parties to challenge PURPA eligibility. These regulatory changes have introduced additional uncertainty and may reduce the availability or attractiveness of PURPA-based project opportunities, including by lowering contract prices or narrowing eligibility for new projects, which could reduce demand for solar energy systems.

FERC is also taking steps to encourage the integration of new forms of generation into the electric grid and remove barriers to grid access, which could have positive impacts on the solar energy industry. For example, on July 28, 2023 FERC issued a final rule, designated as Order No. 2023 and modified in part in March 2024, to reform procedures and agreements that electric transmission providers use to integrate new generating facilities into the existing transmission system.

Transmission providers are now implementing the reforms directed by FERC, which include moving from a serial interconnection queue that processed requests on a first-come, first-served basis to a first-ready, first-served basis. While these reforms are intended to improve the efficiency of interconnection processes, their implementation may result in delays, increased costs, withdrawal of projects from interconnection queues or other unintended consequences. In addition, significant interconnection queue backlogs and transmission constraints may continue to delay or limit the development of new solar projects.

Under the revised interconnection procedures, generation developers must commit more funds and financial security to maintain their interconnection queue positions. In addition, generation developers must provide earlier evidence of site control. These reforms are intended to weed out speculative requests. The reforms also impose penalties if transmission providers delay in preparing and issuing interconnection studies.

Changes in other federal, state and local current laws or regulations applicable to us or the imposition of new laws, regulations or policies in the jurisdictions in which we do business could have a material adverse effect on our business, financial condition and results of operations. Any changes to government, utility or electric market regulations or policies that favor non-solar generation or other market participants, remove or reduce renewable procurement standards and goals or that make construction or operation of new solar generation facilities more expensive or difficult, could reduce the competitiveness of solar energy systems and cause a significant reduction in demand for our products and services and adversely impact our growth. Moreover, there may be changes in regulations that impact access to supply chains related to cybersecurity threats to the electric grid that could have a disproportionate impact on solar energy system components. In addition, changes in export and import laws and implementing regulations may create delays in the introduction of new products in international markets, prevent our customers from deploying our products internationally or, in some cases, prevent the export or import of our products to certain countries altogether. Any such event could have a material adverse effect on our business, financial condition and results of operations.

A drop in the price of electricity sold may harm our business, financial condition and results of operations.

Decreases in the price of electricity, whether in organized electric markets or with contract counterparties, may negatively impact the owners of the solar energy projects, make the purchase of solar energy systems less economically attractive and would likely lower sales of our products. The price of electricity could decrease as a result of many factors, including but not limited to:

- construction of a significant number of new, lower-cost power generation plants;

- relief of transmission constraints that enable distant, lower-cost generation to transmit energy less expensively or in greater quantities;

- reductions in the price of natural gas or other fuels;

- utility rate adjustment and customer class cost reallocation;

- decreased electricity demand or a decrease in projected demand, including from energy conservation technologies, public initiatives to reduce electricity consumption, improvements in computing efficiency that reduces energy consumption by data centers, or a reduction in economic activity due to a localized or macroeconomic downturn;

- development of smart-grid technologies that lower the peak energy requirements;

- development of new or lower-cost customer-sited energy storage technologies that have the ability to reduce a customer's average cost of electricity by shifting load to off-peak times; and

- development of new energy generation technologies that provide less expensive energy.

Moreover, if the cost of electricity generated by solar energy installations incorporating our systems is high relative to the cost of electricity from other sources, it could have a material adverse effect on our business, financial condition and results of operations.

Technological advances in the solar components industry or developments in alternative technologies could render our systems uncompetitive or obsolete.

The solar industry is characterized by its rapid adoption and application of technological advances. Our competitors may develop technologies more advanced and cost-effective than ours, or broader solar panel design could change resulting in our products no longer being compatible. Additionally, significant developments in alternative technologies, such as advances in other forms of solar tracking systems, foundations, electrical (eBOS) systems, robotics, module frames, or other technologies in our platform, could have a material adverse effect on our business, financial condition and results of operations. We will need to invest substantially in research and development to maintain our market position and effectively compete in the future. If our research and development programs fail to achieve their objectives, or if successful results cannot be translated into scalable commercial processes in a timely manner, our business, results of operations, and financial condition could be materially and adversely affected.

Our failure to further refine or enhance our technologies, or adopt new or enhanced technologies or processes, could render our technologies uncompetitive or obsolete, which could reduce our market share and cause our revenues to decline.

In addition, we may invest in and implement newly developed, less-proven technologies in our project development or in maintaining or enhancing our existing projects. There is no guarantee that these new technologies will perform or generate customer demand as anticipated. The failure of our new technologies to perform as anticipated could have a material adverse effect on our business, financial condition and results of operations.

If we fail to, or incur significant costs in order to, obtain, maintain, protect, defend or enforce our intellectual property, our business and results of operations could be materially harmed.

Our success depends to a significant degree on our ability to protect our intellectual property. We rely on a combination of patent, trademark, copyright, trade secret and unfair competition laws, as well as confidentiality and license agreements and other contractual provisions, to establish and protect our intellectual property. Such means may afford only limited protection of our intellectual property and may not (i) prevent our competitors or manufacturing suppliers from duplicating our processes or technology; (ii) prevent our competitors or manufacturing suppliers from gaining access to our proprietary information or technology; or (iii) permit us to gain or maintain a competitive advantage.

We generally seek or apply for patent protection as and if we deem appropriate, based on then-current facts and circumstances. We cannot guarantee that any of our pending patent applications or other applications for intellectual property registrations will be issued or granted or that our existing or future intellectual property rights will be sufficiently broad to protect our proprietary technology. Even if we are to obtain issuance of further patents or registration of other intellectual property, such intellectual property could be subject to attacks on ownership, validity, enforceability or other legal attacks. Any such impairment or other failure to obtain sufficient intellectual property protection could impede our ability to market our products, negatively affect our competitive position and harm our business and operating results, including forcing us to, among other things, rebrand or re-design our affected products.

In addition to patent protection, we rely heavily on nondisclosure agreements to protect our proprietary information, know-how, technology and trade secrets. However, we cannot guarantee that we have entered into such agreements with each party that has or may have had access to our proprietary information, know-how, technology and trade secrets, including employees, contractors, third-party manufacturers, other suppliers, customers, other stakeholders involved in solar projects, or other business partners or prospective partners. Moreover, no assurance can be given that these agreements will be effective in controlling access to, distribution, use, misuse, misappropriation or disclosure of our proprietary information, know-how, technology and trade secrets. Our reliance on third-party manufacturers and suppliers may increase the risk of unauthorized use or disclosure of our intellectual property.

Similarly, while it is our policy to require our employees and contractors who may be involved in the conception or development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who, in fact, conceives or develops intellectual property that we regard as our own, such agreements may be breached or may not be self-executing, we may not have adequate remedies for any such breach, and we may be subject to claims that such employees or contractors misappropriated relevant rights from their previous employers.

In countries where we have not applied for patent protection or trademark or other intellectual property registration or where effective patent, trademark, trade secret, and other intellectual property laws and judicial systems may not be available to the same extent as in the United States, we may be at greater risk that our proprietary rights will be circumvented, misappropriated, infringed or otherwise violated.

We have initiated, and may in the future need to initiate, infringement claims or litigation in order to try to protect or enforce our intellectual property rights, but such litigation can be expensive and time-consuming and may divert the efforts of our management and other personnel, may provoke third parties to assert counterclaims against us and may not result in favorable outcomes.

Any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.

We use "open source" software, and any failure to comply with the terms of one or more open source licenses could adversely affect our business, financial condition and results of operations.

Our products and services use certain software licensed by its authors or other third parties under so-called "open source" licenses. Some of these open source licenses may contain requirements that we make available source code for modifications or derivative works that we create based upon the open source software, and that we license such modifications or derivative works under the terms of a particular open source license or other license granting third parties rights with respect to such software. In certain circumstances, if we combine our proprietary software with certain open source software, we could be required to release the source code for such proprietary software. Additionally, to the extent that we do not comply with the terms of the open source licenses to which we are subject, or such terms are interpreted by a court in a manner different than our own interpretation of such terms, then we may be required to disclose certain of our proprietary software or take other actions that could adversely impact our business. Further, the use of open source software can lead to vulnerabilities that may make our software susceptible to attack, and open source licenses generally do not provide warranties or controls on the origin of the software. While we attempt to utilize open source software in a manner that helps alleviate these risks, our attempts may not be successful. Any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.

We invest significant time, resources and management attention to identifying and developing project leads that are subject to our sales and marketing focus and if we are unsuccessful in converting such project leads into binding purchase orders, our business, financial condition and results of operations could be materially adversely affected.

The commercial contracting and bidding process for solar project development is long and has multiple steps and uncertainties. We closely monitor the development of potential sales leads through this process. Project leads have failed and may in the future fail to be converted into binding purchase orders at any stage of the bidding process because either (i) a competitors' product is selected to fulfill some or all of the order due to price, functionality or other reasons or (ii) the project does not progress to the stage involving the purchase of tracker systems or other technologies in our platform. If we fail to convert a significant number of project leads that are subject to our sales and marketing focus into binding purchase orders, our business or results of operations could be materially adversely affected.

Our growth depends in part on the success of our strategic relationships with third parties on whom we rely for new projects and who provide us with valuable customer feedback that helps guide our innovation.

In order to continue to win business, we must maintain and enhance our long-term strategic relationships with leading EPCs, developers, owners and operators of solar projects. These relationships enable us to serve as strategic advisors to each of these stakeholders in a solar project, increasing the probability that our product will be selected by these stakeholders in future projects. These stakeholders also provide us with valuable customer feedback that allows us to innovate on our products to meet the demands of our customers.

Any loss of these relationships could result in the potential loss of new projects, and the potential loss of innovation guidance, which could have a material adverse effect on our business, financial condition and results of operations.

We may need to defend ourselves against third-party claims that we are infringing, misappropriating or otherwise violating others' intellectual property rights, which could divert management's attention, cause us to incur significant costs, and prevent us from selling or using the technology to which such rights relate.

Our competitors, suppliers, and other third parties hold numerous patents related to technology used in our industry, and may hold or obtain patents, copyrights, trademarks or other intellectual property rights that could prevent, limit, or interfere with our ability to make, use, develop, sell or market our products and services. From time to time we may be subject to claims of infringement, misappropriation or other violation of patents or other intellectual property rights and related litigation. Such claims may also arise from the use of third-party components, technologies or services that are integrated into our products.

Regardless of their merit, responding to such claims can be time consuming, can divert management's attention and resources, and may cause us to incur significant expenses in litigation or settlement and face negative publicity, and we cannot be certain that we would be successful in defending against any such claims in litigation or other proceedings. If we do not successfully defend or settle an intellectual property claim, we could be liable for significant monetary damages and could be prohibited from continuing to use certain technology, business methods, content or brands, and from making, selling or incorporating certain components or intellectual property into the products and services we offer. As a result, we could be forced to redesign our products and services, and/or to establish and maintain alternative branding for our products and services. To avoid litigation or being prohibited from marketing or selling the relevant products or services, we could seek a license from the applicable third party, which could require us to pay significant royalties, licensing fees, or other payments, increasing our operating expenses. If a license is not available at all or not available on reasonable terms, we may be required to develop or license a non-violating alternative, either of which could be infeasible or require significant effort and expense. If we cannot license or develop a non-violating alternative, we would be forced to limit or stop sales of our offerings and may be unable to effectively compete. Moreover, there could be public announcements of the results of hearings, motions or other interim proceedings or developments and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our Class A common stock. Any of the foregoing could result in substantial costs, negative publicity and diversion of resources and management attention, any of which could have a material adverse effect on our business, financial condition and results of operations.

Failure by our manufacturers or our component or raw material suppliers to use ethical business practices and comply with applicable laws and regulations may adversely affect our business, financial condition and results of operations.

We do not control our manufacturers or suppliers or their business practices. Accordingly, we cannot guarantee that they follow ethical business practices such as fair wage practices and compliance with environmental, safety, labor and other laws. A lack of demonstrated compliance could lead us to seek alternative manufacturers or suppliers, which could increase our costs and result in delayed delivery of our products, product shortages or other disruptions of our operations. If our suppliers, manufacturers, or other partners fail to comply with applicable laws, regulations, safety codes, employment practices, human rights standards, quality standards, environmental standards, production practices, or other obligations, norms, or ethical standards, our reputation and brand image could be harmed, and we could be exposed to litigation, investigations, enforcement actions, monetary liability and additional costs that could have a material adverse effect on our business, financial condition and results of operations.

We could be adversely affected by any violations of the FCPA and other foreign anti-bribery laws.

The FCPA generally prohibits companies and their intermediaries from making, promising, authorizing or offering improper payments or other things of value to foreign government officials for the purpose of obtaining or retaining business. The FCPA also requires that we keep accurate books and records and maintain internal controls and compliance procedures designed to prevent any such actions. Other countries in which we operate also have anti-bribery laws, some of which prohibit improper payments to government and non-government persons and entities. Our policies mandate compliance with these anti-bribery laws. However, we currently operate in and intend to further expand into many parts of the world that have experienced governmental corruption to some degree and, in certain circumstances, strict compliance with anti-bribery laws may conflict with local customs and practices. It is possible that our third-party manufacturers, other suppliers, employees, subcontractors, customers, agents or partners may take actions in violation of our policies or applicable anti-bribery laws. Any such violation, even if unauthorized and prohibited by our policies, could subject us to investigations, settlements, criminal or civil penalties or other sanctions, or negative media coverage and cause harm to our reputation, which could have a material adverse effect on our business, financial condition and results of operations.

We may incur obligations, liabilities or costs under environmental, health and safety laws, which could have an adverse impact on our business, financial condition and results of operations.

Our suppliers' operations involve the use, handling, generation, storage, discharge and disposal of hazardous substances, chemicals and wastes. As a result, our suppliers are required to comply with national, state and local laws and regulations regarding the protection of the environment and health and safety. We are also required to comply with general national, state, local and foreign health and safety laws and regulations in every location that we have operations, employees and workers. Adoption of more stringent laws and regulations in the future, including restriction or prohibition on the use of raw materials currently utilized by our suppliers to manufacture products, could cause our suppliers to incur additional costs, which could increase the cost we pay for their products. Moreover, new environmental laws requiring changes to our suppliers' use of raw materials could adversely impact the quality or performance of products we currently purchase. In addition, violations of, or liabilities under, these laws and regulations by our suppliers could result in our being subject to adverse publicity, reputational damage, substantial fines, penalties, criminal proceedings, third-party property damage or personal injury claims, cleanup costs or other costs. Further, the facilities of our suppliers, including suppliers who manufacture our products, components and materials, are located on properties with a history of use involving hazardous materials, chemicals and wastes and may be contaminated. We may become liable under certain environmental laws and regulations for costs to investigate or remediate contamination at such properties and under common law for bodily injury or property damage claims arising from the alleged impact of such contamination. Liability under environmental laws and regulations for investigating and remediating contamination can be imposed on a joint and several basis and without regard to fault or the legality of the activities giving rise to the contamination conditions. In addition, future developments such as more aggressive enforcement policies from the U.S. federal government or relevant foreign authorities, or the discovery of presently unknown environmental conditions may require expenditures that could have a material adverse effect on our business, financial condition and results of operations.

Fluctuations in foreign currency exchange rates could increase our operating costs and impact our business.

The majority of our sales and cash are denominated in U.S. dollars, however we do have certain contracts with third parties that are denominated in, or otherwise affected by, other currencies. Therefore, fluctuations in exchange rates, particularly between the U.S. dollar and the Euro, Indian rupee, Saudi riyal and Brazilian real, may result in foreign exchange gains or losses for us. As a result, we are exposed to fluctuations in these currencies impacting our operating results.

Currency exchange rates fluctuate daily as a result of a number of factors, including changes in a country's political and economic policies. The primary impact of currency exchange fluctuations is on cash, payables and expenses related to transactions in currencies denominated in other than the U.S. dollar. As part of our currency hedging strategy, we may use financial instruments such as forward exchange, swap contracts and options to hedge our foreign currency exposure in order to reduce the short-term impact of foreign currency rate fluctuations on our operating results. If our hedging activities are not successful or if we change or reduce these hedging activities in the future, we may experience unexpected fluctuations in our operating results as a result of changes in exchange rates.

Furthermore, volatility in foreign exchange rates affects our ability to plan our pricing strategy. To the extent that we are unable to pass along increased costs and other financial effects resulting from exchange rate fluctuations to our customers, our profitability may be adversely impacted. As a result, fluctuations in non-U.S. dollar currencies and the U.S. dollar could have a material adverse effect on our business, financial condition and results of operations.

We are required to pay others for certain tax benefits that we are deemed to realize under the Tax Receivable Agreement, and the amounts we may pay could be significant.

We entered into a Tax Receivable Agreement with Nextpower LLC, Yuma, Inc. ("Yuma"), Yuma Subsidiary, Inc. ("Yuma Sub"), TPG Inc. ("TPG") and the following affiliates of TPG: TPG Rise Climate Flash Cl BDH, L.P., TPG Rise Climate BDH, L.P. and The Rise Fund II BDH, L.P. (together, the "TPG Affiliates") in connection with our initial public offering ("IPO"). Prior to the Spin Transactions (as defined in Note 6 in the notes to the consolidated financial statements included elsewhere in this Annual Report on Form 10-K), Yuma and Yuma Sub assigned their respective rights under the Tax Receivable Agreement to an entity that remains an affiliate of Flex Ltd. ("Flex"). The Tax Receivable Agreement provides for the payment by us to Flex's affiliate, TPG and the TPG Affiliates (or certain permitted transferees thereof) of 85% of the tax benefits, if any, that we are deemed to realize under certain circumstances as a result of (i) our allocable share of existing tax basis in tangible and intangible assets resulting from exchanges or acquisitions of the LLC common units, including as part of the Transactions or under the Exchange Agreement (as defined in Note 6 in the notes to the consolidated financial statements included elsewhere in this Annual Report on Form 10-K), (ii) increases in tax basis resulting from exchanges or acquisitions of outstanding LLC common units and shares of Class B common stock (including as part of the Transactions, the subsequent follow-on offering or under the Exchange Agreement), (iii) certain pre-existing tax attributes of certain blocker corporations affiliated with TPG that each merged with a separate direct, wholly-owned subsidiary of us, as part of the Transactions, and (iv) certain other tax benefits related to our entering into the Tax Receivable Agreement, including tax benefits attributable to payments under the Tax Receivable Agreement.

There may be a material negative effect on our liquidity if, as a result of timing discrepancies or otherwise, the payments under the Tax Receivable Agreement exceed the actual benefits we realize in respect of the tax attributes subject to the Tax Receivable Agreement. Furthermore, our obligations to make payments under the Tax Receivable Agreement could make us a less attractive target for an acquisition, particularly in the case of an acquirer that cannot use some or all of the tax benefits that are deemed realized under the Tax Receivable Agreement.

In certain cases, our payments under the Tax Receivable Agreement to others may be accelerated and/or significantly exceed the actual benefits we realize in respect of the tax attributes subject to the Tax Receivable Agreement.

The Tax Receivable Agreement provides that upon certain circumstances we will be required to make an immediate payment equal to the present value of the anticipated future tax benefits, including upon certain mergers, asset sales, other forms of business combinations or other changes of control (with certain exceptions, such as the Spin Distribution and the Merger (as such terms are defined in Note 6 in the notes to the consolidated financial statements included elsewhere in this Annual Report on Form 10-K)), if we materially breach any of our material obligations under the Tax Receivable Agreement, or if, at any time, we elect an early termination of the Tax Receivable Agreement. The amount of any such payment would be based on certain assumptions, including that we (or our successor) would have sufficient taxable income to fully utilize the deductions arising from the increased tax deductions and tax basis and other benefits related to entering into the Tax Receivable Agreement. As a result, we could be required to make payments under the Tax Receivable Agreement that are greater than or less than the percentage specified in the Tax Receivable Agreement of the actual benefits that we realize in respect of the tax attributes that are subject to the Tax Receivable Agreement and the upfront payment may be made years in advance of the actual realization of such future benefits (if any). Under certain circumstances, including an early termination of the Tax Receivable Agreement, our obligations under the Tax Receivable Agreement could have a substantial negative impact on our liquidity, as well as our attractiveness as a target for an acquisition. In addition, we may not be able to finance our obligations under the Tax Receivable Agreement.

Payments under the Tax Receivable Agreement will generally be based on the tax reporting positions that we determine except with respect to the agreed tax treatment provided for in the Tax Receivable Agreement. The Tax Receivable Agreement and a related side letter (the "TRA Side Letter"), which is treated as part of the Tax Receivable Agreement, provide that the parties will treat payments under the Tax Receivable Agreement and TRA Side Letter that are attributable to certain tax benefits from exchanges of LLC common units under the Exchange Agreement and from the purchase of LLC common units from Yuma and TPG (with the net proceeds of the IPO and follow-on) as upward purchase price adjustments to the extent permitted by law and other than amounts treated as interest under the Code. We will not be reimbursed for any payments previously made under the Tax Receivable Agreement, even if the tax benefits underlying such payment are disallowed (although future amounts otherwise payable under the Tax Receivable Agreement may be reduced as a result thereof). In addition, the actual state or local tax savings we realize may be different than the amount of such tax savings we are deemed to realize under the Tax Receivable Agreement, which will be based on an assumed combined state and local tax rate applied to our reduction in taxable income as determined for U.S. federal income tax purposes as a result of the Tax Receivable Agreement. As a result, in certain circumstances, payments could be made under the Tax Receivable Agreement in excess of the benefits that we actually realize in respect of the tax attributes subject to the Tax Receivable Agreement.

As a public company, we are subject to financial and other reporting and corporate governance requirements that may be difficult for us to satisfy, have resulted in increased costs and diverted resources and management attention from operating our business.

In February 2023, we became a public company and are now subject to various reporting and corporate governance requirements under the Exchange Act, the Sarbanes-Oxley Act of 2002, as amended, (the "Sarbanes-Oxley Act"), the listing standards of Nasdaq and other applicable securities rules and regulations. These requirements continue to impose significant compliance obligations upon us and require us, among other things, to file with the SEC annual and quarterly information and other reports specified under the Exchange Act and SEC regulations, prepare and distribute periodic reports and stockholder communications under the applicable federal securities laws and Nasdaq rules and evaluate and maintain our system of internal control over financial reporting under the Sarbanes-Oxley Act.

Additionally, Section 404 of the Sarbanes-Oxley Act requires our management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of our internal control over financial reporting. We are also required to have our independent registered public accounting firm attest to, and issue an opinion on, the effectiveness of our internal control over financial reporting. We are continuing to improve our internal controls over financial reporting; however, if we are unable to assert that our internal control over financial reporting is effective, or if, when required, our independent registered public accounting firm is unable to express an opinion on the effectiveness of our internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, which would cause the price of our Class A common stock to decline. Further, we have recently acquired a number of businesses and may continue to acquire other businesses, and an acquired company may not have an adequate system of internal controls. As such, we may uncover new deficiencies.

We anticipate that the financial and corporate governance requirements that we are subject to as a public company will continue to require a significant commitment of resources and management oversight that has increased and may continue to increase our costs and might place a strain on our systems and resources. As a result, our management's attention might be diverted from other business concerns.

We are subject to risks relating to litigation and regulatory investigations and proceedings, which may have a material adverse effect on our business.

From time to time, we are involved in various claims, suits, investigations and legal proceedings. Such legal claims or regulatory matters could involve matters relating to commercial disputes, government regulatory and compliance, intellectual property, antitrust, tax, employment or shareholder issues, workplace safety, product liability claims and other issues on a global basis. If we receive an adverse judgment in any such matter, we could be required to pay substantial damages and cease certain practices or activities. Regardless of the merits of the claims, litigation and other proceedings may be both time-consuming and disruptive to our business. The defense and ultimate outcome of any lawsuits or other legal proceedings may result in higher operating expenses and a decrease in operating margin, which could have a material adverse effect on our business, financial condition or results of operations.

Any existing or future lawsuits could be time-consuming, result in significant expense and divert the attention and resources of our management and other key employees, as well as harm our reputation, business, financial condition or results of operations.

Risks Related to Our Indebtedness and Financing

Our indebtedness could adversely affect our financial flexibility, financial condition and our competitive position.

We have entered into the New Credit Agreement (as defined in Note 9 in the notes to the consolidated financial statements included elsewhere in this Annual Report on Form 10-K). The obligations of the borrower and the LLC, under the New Credit Agreement and related loan documents are jointly and severally guaranteed by us and the LLC. To the extent that we incur indebtedness by drawing on our revolving credit facility, our level of indebtedness would increase the risk that we may be unable to generate cash sufficient to pay amounts due in respect of our indebtedness. Our indebtedness could have other important consequences to you and significant effects on our business. For example, it could:

- increase our vulnerability to adverse changes in general economic, industry and competitive conditions;

- require us to dedicate a substantial portion of our cash flow from operations to make payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate purposes;

- limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

- restrict us from exploiting business opportunities;

- make it more difficult to satisfy our financial obligations, including payments on our indebtedness;

- place us at a disadvantage compared to our competitors that have less debt; and

- limit our ability to borrow additional funds for working capital, capital expenditures, acquisitions, debt service requirements, execution of our business strategy or other general corporate purposes.

In addition, the New Credit Agreement contains, and the agreements evidencing or governing any other future indebtedness may contain, restrictive covenants that limit or will limit our ability to engage in activities that may be in our long-term best interests. Our failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of all of our indebtedness. In addition, a default by us under the New Credit Agreement or an agreement governing any other future indebtedness may trigger cross-defaults under any other future agreements governing our indebtedness. Upon the occurrence of an event of default or cross-default under any of the present or future agreements governing our indebtedness, the lenders could elect to declare all amounts outstanding to be due and payable and exercise other remedies as set forth in the agreements. If any of our indebtedness were to be accelerated, there can be no assurance that our assets would be sufficient to repay this indebtedness in full, which could have a material adverse effect on our ability to continue to operate as a going concern.

The New Credit Agreement contains, and the agreements evidencing or governing any other future indebtedness may contain, financial restrictions on us and our subsidiaries, including restrictions on our or our subsidiaries' ability to, among other things:

- place liens on our or our subsidiaries' assets; and
- incur certain additional subsidiary indebtedness.

Our indebtedness could adversely affect our financial condition.

Our indebtedness could limit our ability to obtain additional financing for working capital, capital expenditures, acquisitions, debt service requirements, stock repurchases or other purposes. It may also increase our vulnerability to adverse economic, market and industry conditions, limit our flexibility in planning for, or reacting to, changes in our business operations or to our industry overall, and place us at a disadvantage in relation to our competitors that have lower debt levels. Any or all of the foregoing events and/or factors could have a material adverse effect on our business, financial condition and results of operations.

We may raise additional capital, which could have a dilutive effect on the existing holders of our common stock and adversely affect the market price of our common stock.

We periodically evaluate opportunities to access capital markets, taking into account our financial condition, regulatory capital ratios, business strategies, anticipated asset growth and other relevant considerations. It is possible that future acquisitions, organic growth or changes in regulatory capital requirements could require us to increase the amount or change the composition of our current capital, including our common equity. For all of these reasons and others, and always subject to market conditions, we may issue additional shares of common stock or other capital securities in public or private transactions.

The issuance of additional common stock, debt, or securities convertible into or exchangeable for our common stock or that represent the right to receive common stock, or the exercise of such securities, could be substantially dilutive to holders of our common stock. Holders of our common stock have no preemptive or other rights that would entitle them to purchase their pro rata share of any offering of shares of any class or series and, therefore, such sales or offerings could result in dilution of the ownership interests of our stockholders.

Because we do not intend to pay any cash dividends on our common stock in the near term, capital appreciation, if any, of our common stock will be your sole source of potential gain for the foreseeable future.

We do not intend to pay cash dividends on our common stock in the near term. We currently intend to retain nearly all available funds and any future earnings for use in the operation and expansion of our future businesses and do not anticipate paying any cash dividends in the foreseeable future. Should we decide in the future to pay cash dividends on our common stock, as a holding company, our ability to pay dividends and meet other obligations depends upon the receipt of dividends or other payments from our subsidiaries. In addition, any future financing agreements may restrict our ability to pay dividends.

We may not have sufficient cash flow from our business to pay our debt.

The LLC's ability to make scheduled payments of the principal of, to pay interest on or to refinance our indebtedness, depends on our future performance, which is subject to economic, financial, competitive and other factors beyond our control. Our business may not continue to generate cash flow from operations in the future sufficient to service our debt and make necessary capital expenditures. If we are unable to generate such cash flow, we may be required to adopt one or more alternatives, such as selling assets, restructuring debt or obtaining additional equity capital on terms that may be onerous or highly dilutive. Our ability to refinance our indebtedness will depend on the capital markets and our financial condition at such time. We may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on our debt obligations.

We may still incur substantially more debt or take other actions which would intensify the risks discussed above.

We and our subsidiaries may be able to incur substantial additional debt in the future, subject to the restrictions contained in our debt instruments, some of which may be secured debt. Our New Credit Agreement restricts our ability to incur certain additional subsidiary indebtedness, but if the facility matures or is repaid, we may not be subject to such restrictions under the terms of any subsequent indebtedness.

Risks related to our Class A common stock

The price of our Class A common stock may continue to fluctuate substantially, and you could lose all or part of your investment.

The market price of our Class A common stock has since the IPO fluctuated substantially, is highly volatile and may continue to fluctuate substantially due to many factors, including those described in this "Risk Factors" section, many of which are beyond our control and may not be related to operating performance. These fluctuations could cause you to lose all or part of your investment in our Class A common stock. Factors that could cause fluctuations in trading price of our common stock include the following:

- volume and customer mix for our products;

- the introduction of new products by us or others in our industry;

- the impact of inflation, higher interest rates or tariffs;

- the reduction, elimination or expiration of government incentives for our products or the solar industry generally;

- disputes or other developments with respect to our or others' intellectual property rights;

- product liability claims or other litigation;

- quarterly variations in our results of operations or those of others in our industry;

- media exposure of our products or of those of others in our industry;

- changes in governmental regulations or in the status of our regulatory approvals or applications;

- changes in earnings estimates or recommendations by securities analysts;

- general market conditions and other factors, including factors unrelated to our operating performance or the operating performance of our competitors; and

- changes in our capital structure or dividend policy, including as a result of future issuances of securities, sales of large blocks of Class A common stock by our stockholders and our employees, or our incurrence of debt.

In recent years, the stock markets generally have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Broad market and industry factors may significantly affect the market price of our Class A common stock, regardless of our actual operating performance.

In addition, in the past, class action litigation has often been instituted against companies whose securities have experienced periods of volatility in market price. For example, in December 2024, a class action lawsuit alleging violations of federal securities laws was filed by a purported stockholder, naming as defendants us and certain of our officers, for allegedly making false and misleading statements about our business, financial results and prospects, and in January 2025 and March 2025, derivative actions were filed against our directors and certain of our officers based on the same factual allegations. We may be the target of additional litigation of this type in the future as well. Securities litigation brought against us following volatility in our stock price, regardless of the merit or ultimate results of such litigation, could result in substantial costs, which would harm our financial condition and operating results and divert management's attention and resources from our business.

Securities analysts may not publish favorable research or reports about our business or may publish no information at all, which could cause our stock price or trading volume to decline.

The trading market for our Class A common stock may be influenced to some extent by the research and reports that industry or financial analysts publish about us and our business. We do not control these analysts. If any of the analysts who cover us provide inaccurate or unfavorable research or issue an adverse opinion regarding our stock price, our stock price could decline. If one or more of these analysts cease coverage of us or fail to publish reports covering us regularly, we could lose visibility in the market, which in turn could cause our stock price or trading volume to decline.

If our estimates or judgments relating to our critical accounting policies are based on assumptions that change or prove to be incorrect, our operating results could fall below the expectations of securities analysts and investors, resulting in a decline in the market price of our Class A common stock.

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets, liabilities, equity, revenue and expenses that are not readily apparent from other sources. It is possible that interpretation, industry practice and guidance may evolve over time. If our assumptions change or if actual circumstances differ from our assumptions, our operating results may be adversely affected and could fall below the expectations of securities analysts and investors, resulting in a decline in the market price of our Class A common stock.

Provisions in our corporate charter documents and under Delaware law could make an acquisition of us more difficult and may prevent attempts by our stockholders to replace or remove our current management.

Provisions in our amended and restated certificate of incorporation and our amended and restated bylaws may discourage, delay or prevent a merger, acquisition or other change in control of us that stockholders may consider favorable, including transactions in which stockholders might otherwise receive a premium for their shares. These provisions could also limit the price that investors might be willing to pay in the future for shares of our Class A common stock, thereby depressing the market price of our Class A common stock. In addition, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors. Because our board of directors is responsible for appointing the members of our management team, these provisions could in turn affect any attempt by our stockholders to replace current members of our management team.

Moreover, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the DGCL, which prohibits a person who owns in excess of 15% of our outstanding voting stock from merging or combining with us for a period of three years after the date of the transaction in which the person acquired in excess of 15% of our outstanding voting stock, unless the merger or combination is approved in a prescribed manner.

Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware is the sole and exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our amended and restated certificate of incorporation specifies that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, another state court in Delaware or the federal district court for the District of Delaware) will be the sole and exclusive forum for most legal actions involving actions brought against us by stockholders. Notwithstanding the foregoing, the exclusive forum provision will not apply to any claim to enforce any liability or duty created by the Exchange Act or any other claim for which the U.S. federal courts have exclusive jurisdiction. Our amended and restated certificate of incorporation provides that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. We believe this exclusive forum provision benefits us by providing increased consistency in the application of Delaware law by chancellors particularly experienced in resolving corporate disputes, efficient administration of cases on a more expedited schedule relative to other forums and protection against the burdens of multi-forum litigation. However, such provisions may have the effect of discouraging lawsuits against our directors and officers. The enforceability of similar choice of forum provisions in other companies' certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with any applicable action brought against us, a court could find the choice of forum provision contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in such action.

Claims for indemnification by our directors and officers may reduce our available funds to satisfy successful third-party claims against us and may reduce the amount of money available to us.

Our amended and restated certificate of incorporation provides that we will indemnify our directors and officers to the fullest extent permitted by Section 145 of the DGCL.

In addition, as permitted by the DGCL, our amended and restated certificate of incorporation and our indemnification agreements that we have entered into with our directors and officers provide that:

- we will indemnify our directors and officers for serving us in those capacities or for serving other business enterprises at our request, to the fullest extent permitted by applicable law. Such law provides that a corporation may indemnify such person if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to our best interests and, with respect to any criminal proceeding, had no reasonable cause to believe such person's conduct was unlawful;

- we may, in our discretion, indemnify employees and agents in those circumstances where indemnification is permitted by applicable law;

- we are required to advance expenses, as incurred, to our directors and officers in connection with defending a proceeding, except that such directors or officers shall undertake to repay such advances if it is ultimately determined that such person is not entitled to indemnification;

- the rights conferred in our amended and restated certificate of incorporation are not exclusive, and we are authorized to enter into indemnification agreements with our directors, officers, employees and agents and to obtain insurance to indemnify such persons; and

- we may not retroactively amend our amended and restated certificate of incorporation provisions to reduce our indemnification obligations to directors, officers, employees and agent.

Under the Tax Matters Agreement, Nextpower will be restricted from taking certain actions that could adversely affect the intended tax treatment of the Spin Distribution or the Merger, and such restrictions could significantly impair Nextpower's ability to implement strategic initiatives that otherwise would be beneficial.

The Tax Matters Agreement entered into by us, Yuma and Flex immediately prior to the Spin Distribution, which governs the rights, responsibilities and obligations of such parties with respect to taxes (including taxes arising in the ordinary course of business and taxes incurred as a result of the Tax Distributions, as defined in Note 6 in the notes to the consolidated financial statements included elsewhere in this Annual Report on Form 10-K (the "Distributions"), and the Merger), tax attributes, tax returns, tax contests and certain other matters (the "Tax Matters Agreement"), generally restricts Nextpower from taking certain actions that could adversely affect the intended tax treatment of the Spin Distribution or the Merger, subject to certain exceptions. As a result of these restrictions, Nextpower's, ability to engage in certain transactions, such as the issuance or purchase of stock or certain business combinations, may be limited.

If we take any enumerated actions or omissions, or if certain events relating to us occur that would cause the Spin Distribution or the Merger to become taxable, we may be required to bear the cost of any resulting tax liability under the Tax Matters Agreement. Any such indemnification obligation likely would be substantial and likely would have a material adverse effect on us. These restrictions may reduce our ability to engage in certain business transactions that otherwise might be advantageous to us, which could adversely affect our business, result of operations or financial condition.

General risk factors

If we fail to manage our future growth effectively, we may be unable to execute our business plan, maintain high levels of customer service or adequately address competitive challenges.

We have experienced significant growth in recent periods. We intend to continue to expand our business significantly within existing and new markets. This growth has placed, and any future growth may place, a significant strain on our management, operational and financial infrastructure. In particular, we will be required to expand, train and manage our growing employee base and scale and improve our IT infrastructure in tandem with that headcount growth. Our management will also be required to maintain and expand our relationships with customers, suppliers and other third parties and attract new customers and suppliers, as well as manage multiple geographic locations.

Our current and planned operations, personnel, IT and other systems and procedures might be inadequate to support our future growth and may require us to make additional unanticipated investment in our infrastructure. Our success and ability to further scale our business will depend, in part, on our ability to manage these changes in a cost-effective and efficient manner. If we cannot manage our growth effectively, we may be unable to take advantage of market opportunities, execute our business strategies or respond to competitive pressures. This could also result in declines in quality or customer satisfaction, increased costs, difficulties in introducing new offerings or other operational difficulties. Any failure to effectively manage growth could adversely impact our reputation and could have a material adverse effect on our business, financial condition and results of operations.

If we fail to retain our key personnel or if we fail to attract additional qualified personnel, we may not be able to achieve our anticipated level of growth and our business could suffer.

Our future success and ability to implement our business strategy depends, in part, on our ability to attract and retain key personnel, and on the continued contributions of members of our senior management team and key technical personnel, each of whom would be difficult to replace. All of our employees, including our senior management, are free to terminate their employment relationships with us at any time.

Competition for highly skilled individuals with technical expertise is extremely intense, and we face challenges identifying, hiring and retaining qualified personnel in many areas of our business. Integrating new employees into our team could prove disruptive to our operations, require substantial resources and management attention and ultimately prove unsuccessful. An inability to retain our senior management and other key personnel or to attract additional qualified personnel could limit or delay our strategic efforts, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 1C. CYBERSECURITY

Risk management and strategy

Nextpower maintains a cybersecurity and information security program designed to identify, assess, prioritize, and manage risks to our systems, data, and operations. Cybersecurity risk management is integrated into our broader Enterprise Risk Management (ERM) framework and is treated as an ongoing, adaptive process aligned with the evolving threat landscape and regulatory expectations.

We design our cybersecurity practices based on recognized industry standards and frameworks, including the NIST Cybersecurity Framework (NIST CSF) and the CIS Critical Security Controls. We regularly evaluate and enhance our controls to address emerging threats, regulatory developments, and business requirements.

As part of our cybersecurity risk management processes, we assess whether identified cybersecurity threats or incidents are reasonably likely to materially affect the Company, including its financial condition, results of operations, or business strategy. This includes defined processes for escalation, internal reporting, and, where appropriate, disclosure in accordance with applicable SEC requirements.

Key components of our cybersecurity risk management program include:

- Governance and Leadership: A dedicated cybersecurity leadership function, led by the Chief Information Security Officer (CISO), is responsible for overseeing the cybersecurity program, strategy, and operations.

- Risk Identification and Assessment: We perform ongoing risk assessments to identify internal and external threats, vulnerabilities, and potential impacts to the business.

- Vulnerability Management: We conduct regular vulnerability scanning and engage independent third parties to perform penetration testing across our internal and external environments.

- Third-Party Risk Management: We assess the security posture of critical vendors and service providers through due diligence, contractual requirements, and ongoing monitoring.

- Threat Monitoring and Detection: We utilize a combination of automated tools, security monitoring platforms, and threat intelligence feeds to detect, analyze, and respond to potential threats in a timely manner.

- Incident Response and Recovery: We maintain and periodically test an incident response plan designed to enable timely detection, containment, remediation, and recovery from cybersecurity incidents. We incorporate lessons learned from incidents and exercises into program improvements.

- Security Awareness and Training: We provide ongoing cybersecurity awareness and training programs to employees to reduce human-related risk factors.

- Risk Prioritization and Remediation: Identified risks are documented in a centralized risk register and prioritized based on potential business impact, with remediation efforts tracked through formal governance processes.

We engage external cybersecurity firms and advisors, where appropriate, to support assessments, testing, and program maturity evaluations.

We regularly review and update our cybersecurity program to reflect changes in the threat landscape, business operations, and regulatory environment.

As of the date of this report, we have not identified any risks from cybersecurity threats or incidents that have materially affected or are reasonably likely to materially affect our business, strategy, results of operations, or financial condition. However, cybersecurity threats continue to increase in frequency and sophistication, and we remain focused on strengthening our defenses, detection capabilities, and response readiness.

For additional information regarding cybersecurity risks, refer to the risk factor titled "Cybersecurity or other data security incidents could materially disrupt our operations, compromise sensitive information, and adversely affect our financial performance and reputation" in Item 1A. Risk Factors of this Annual Report on Form 10-K.

Governance

Our Board of Directors oversee enterprise risk management, including cybersecurity risk. The Board has delegated primary oversight of cybersecurity risk to the Audit Committee.

The Audit Committee is responsible for reviewing management's assessment of cybersecurity risks, including the overall threat landscape, key risk exposures, and the effectiveness of mitigation strategies and investments. The Audit Committee receives regular updates from management on cybersecurity matters and reports to the full Board as appropriate.

Management is responsible for the day-to-day management of cybersecurity risks. This includes identifying and assessing risks, implementing and maintaining controls, monitoring for threats, determining materiality of incidents, and responding to cybersecurity events.

The cybersecurity program is led by the Chief Information Security Officer (CISO), who has over 15 years of experience in cybersecurity, information security, and enterprise risk management. The CISO has held senior leadership roles, including prior CISO positions, overseeing the design and operation of enterprise security programs across cloud and on-premises environments, including areas such as threat detection and response, vulnerability management, and security governance. The CISO holds the Certified Information Systems Security Professional (CISSP) certification. The CISO regularly reports to senior management and the Audit Committee on cybersecurity risks, incidents, program maturity, strategic initiatives, regulatory compliance, and significant developments in the cybersecurity landscape, and is responsible for providing updates during potentially material cybersecurity incidents.

ITEM 2. PROPERTIES

Our corporate headquarters are located in Fremont, California, USA and consist of approximately 85,000 square feet of leased office, laboratory and warehouse space which is used to accommodate office staff, research and development projects, machine shop work, tools repair, shipping and receiving. Our leased land holding our Center for Solar Excellence adjacent to our headquarters, as well as our leased 22-acre foundations research facility located in Paterson, California, are used for field testing, research and development, training and marketing purposes.

In addition, we lease an aggregate of approximately 175,000 square feet of office space in California, Tennessee, Australia, Brazil, China, India, Israel, Mexico, and Spain. We also lease approximately 300,000 square feet of warehouse space across various global facilities, including California, Nevada, Brazil, China and India.

We believe our facilities are in adequate condition and meet our current needs. We have the ability to add new facilities and expand our existing facilities as we continue to add employees and expand into new geographic markets.

ITEM 3. LEGAL PROCEEDINGS

In the ordinary course of conducting our business, we have in the past and may in the future become involved in various legal actions and other claims. We may also become involved in other judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of our businesses. Some of these matters may involve claims of substantial amounts. In addition, from time to time, third parties may assert intellectual property infringement claims against us in the form of letters and other forms of communication. These legal proceedings may be subject to many uncertainties and there can be no assurance of the outcome of any individual proceedings. We do not believe that these matters, and we are not a party to any other legal proceedings that we believe, if determined adversely to us, would have a material adverse effect on our business, financial condition or results of operations.

For more information, see Note 11 in the notes to the consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTER AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information for Common Stock

Our Class A common stock has been listed and traded on the Nasdaq Global Select Market under the symbol "NXT" since February 8, 2023. Prior to that date, there was no public market for our Class A common stock. There is no public market for our Class B common stock.

Holders of Record

As of May 11, 2026, we had 2,453 holders of record of our Class A common stock and no holders of record of our Class B common stock. The actual number of stockholders is greater than this number of record holders and includes stockholders who are beneficial owners but whose shares are held in street name by brokers and other nominees.

Dividend Policy

We have never declared or paid any cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not expect to pay any dividends on our capital stock in the foreseeable future. Additionally, our ability to pay dividends is limited by restrictions on our ability to pay dividends or make distributions under the terms of the agreement governing our credit facilities. Any future determination to declare dividends will be made at the discretion of our board of directors, subject to applicable laws, and will depend on a number of factors, including our financial condition, results of operations, capital requirements, contractual restrictions, general business conditions, and other factors that our board of directors may deem relevant at such time.

Securities Authorized for Issuance Under Equity Compensation Plans

The information required by this item with respect to our equity compensation plans is incorporated by reference to the definitive Proxy Statement to be delivered to shareholders in connection with the Nextpower Inc.'s 2026 Annual Shareholders Meeting and filed with the SEC within 120 days of the fiscal year ended March 31, 2026.

Recent Sales of Unregistered Securities

There were no sales of unregistered equity securities during the fiscal year ended March 31, 2026.

Issuer Purchases of Equity Securities

The following table provides information relating to our repurchase of Class A common stock, excluding excise tax, for the period from January 1, 2026 through March 31, 2026 (in thousands, except share and per share amounts):

Period	Total Number of Shares Purchased (1)	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Program	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Program (2)
January 1 - February 1, 2026	—	$ —	—	$ 500,000
February 2 - March 1, 2026	—	$ —	—	$ 500,000
March 2 - March 31, 2026	3,960	$ 99.77	3,960	$ 499,605
	3,960		3,960	

(1) During the period from January 1, 2026 through March 31, 2026, all purchases were made pursuant to the program discussed below in open market transactions. All purchases were made in accordance with Rule 10b-18 under the Securities Exchange Act of 1934.

(2) On January 27, 2026, we announced that our Board of Directors authorized the share repurchase program which allows for the repurchase of up to $500.0 million of our outstanding shares of Class A common stock over a term of three years. For additional information, see Note 7 in our consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

ITEM 6. [RESERVED]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Unless the context requires otherwise, references in this Annual Report on Form 10-K to "Nextpower", the "Company", "we", "us" and "our" shall mean, prior to the IPO, Nextpower LLC ("Nextpower LLC" or the "LLC", formerly Nextracker LLC) and its consolidated subsidiaries, and following the IPO and the related transactions completed in connection with the IPO, Nextpower Inc. and its consolidated subsidiaries. References in this Management's Discussion and Analysis of Financial Condition and Results of Operations to "Flex" refer to Flex Ltd., a Singapore incorporated public company limited by shares and having a registration no. 199002645H, and its consolidated subsidiaries, unless the context otherwise indicates.

This Management's Discussion and Analysis of Financial Condition and Results of Operations is designed to provide a reader of our consolidated financial statements with a narrative from the perspective of the Company's management. This section of this Annual Report on Form 10-K discusses fiscal year 2026 and 2025 items and year-to-year comparisons between fiscal year 2026 and 2025. Discussions of fiscal year 2025 items and year-to-year comparisons between fiscal year 2025 and fiscal year 2024 are not included in this Annual Report on Form 10-K and can be found in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K, filed with the SEC on May 22, 2025. You should read the following discussion in conjunction with the notes to the consolidated financial statements and other information included elsewhere in this Annual Report on Form 10-K. In addition to historical financial information, the following discussion and analysis contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are based upon current expectations that involve risks, uncertainties and assumptions. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. For example, the words "believes," "anticipates," "plans," "expects," "intends" and similar expressions are intended to identify forward-looking statements. Our actual results and timing of selected events may differ materially from those results anticipated and discussed in the forward-looking statements as a result of many factors. Factors that might cause such a discrepancy include, but are not limited to, those discussed under the sections titled "Liquidity and Capital Resources" below and "Risk Factors." All forward-looking statements in this document are based on information available to us as of the date of this Annual Report on Form 10-K and we assume no obligation to update any such forward-looking statements, except as required by law.

OVERVIEW

We are a leading global provider of solar and energy technology solutions for utility-scale power plants. Founded in 2013 by our Chief Executive Officer, Dan Shugar, we pioneered and remain the global market leader in solar tracking systems. We now deliver an integrated suite of structural, electrical, and digital solutions across the full lifecycle of solar power plants, from design and construction through operations and maintenance. Our integrated solutions are designed to streamline project execution, increase energy yield and long-term reliability, and enhance customer return on investment ("ROI").

We have shipped more than 160 GW of solar tracker systems as of March 31, 2026 to projects on six continents for use in utility-scale and distributed generation solar applications. Our customers include engineering, procurement and construction firms ("EPCs"), as well as solar project developers and owners. Developers originate projects, select and acquire sites, obtain permits, select contractors, negotiate power offtake agreements, and oversee the building of projects. EPCs design and optimize the system, procure components, build and commission the plant, and operate the plant for a limited time until transfer to a long-term owner. Owners, which are often independent power producers, own and operate the plant, typically as part of a portfolio of similar assets. Owners generate cash flows through the sale of electricity to utilities, wholesale markets, or end users.

For the majority of our projects, our direct customer is the EPC. We also engage with project owners and developers and enter into master supply agreements that cover multiple projects. We are a qualified, preferred provider to some of the largest solar EPCs, project owners, and developers in the world. We had revenues of $3.6 billion, $3.0 billion and $2.5 billion in fiscal years 2026, 2025 and 2024, respectively.

The following tables set forth geographic information of revenue based on the locations to which the products are shipped:

	Fiscal year ended March 31,					
	2026		2025		2024	
Revenue:	(In thousands, except percentages)					
U.S.	$ 2,730,699	77%	$ 2,031,603	69%	$ 1,702,611	68%
Rest of the World	828,691	23%	927,594	31%	797,230	32%
Total	$ 3,559,390		$ 2,959,197		$ 2,499,841	

The following table sets forth the revenue from customers that individually accounted for greater than 10% of our revenue during the periods included below:

	Fiscal year ended March 31,		
	2026	2025	2024
	(In millions)		
Customer G	*	*	$ 426.1

* Percentage below 10%

In November 2025, we rebranded our company from Nextracker to Nextpower. Our new brand reflects the Company's strategic evolution from a pure-play tracking systems supplier to an end-to-end solar technology platform provider, echoing the preeminent role that solar power has achieved globally as the leading source of annual new energy buildout.

Nextpower Arabia, our joint venture with Abdullah Abunayyan Investment Holding ("Abunayyan"), became operational in the fourth quarter of fiscal year 2026. The new joint venture, headquartered in Riyadh, Kingdom of Saudi Arabia, will provide tracker system equipment for utility-scale solar power plants across the Middle East and North Africa ("MENA") region. The shareholders of Nextpower Arabia include Nextracker Spain S.L., a wholly-owned subsidiary of the LLC, and Abunayyan. As part of the Joint Venture Agreement, we transferred ownership of two Saudi Arabia subsidiaries to Nextpower Arabia. The joint venture shareholders have an equal number of board seats, with the chair position appointed by Abunayyan, which also nominates the chief executive officer. Abunayyan will maintain 51% common stock ownership interest and decisions over the activities of the joint venture are made by its board through a simple majority vote, other than a defined list of reserved matters which require higher approval thresholds. Accordingly, the investment is accounted for by us as an equity method investment. For further details on the joint venture, refer to Note 2 in the notes to the consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

Business Acquisitions

During the fiscal year ended March 31, 2026, we completed four acquisitions that continue our strategy of adding and incorporating complementary technologies into the Company's market-leading tracker platform to accelerate solar power plant construction, increase performance, and enhance long-term reliability.

- On May 7, 2025, as part of an all-cash transaction, we acquired 100% of the ownership interest in Bentek, an industry pioneer and manufacturer of electrical infrastructure components that collect and transport electricity from solar panels to the power grid. The acquisition combines Bentek's engineered, pre-assembled eBOS solutions with our solar tracker platform, providing customers with streamlined procurement and project logistics from a single source.

- On May 9, 2025, we acquired 100% of the ownership interest in OnSight, an autonomous robotic inspection and fire detection system for solar plants. OnSight expands the Company's strategy focused on applying automation, data, and advanced technologies to solar power plant deployment and operations, including applications in installation, inspection, and ongoing system management.

- On September 8, 2025, in an all-cash transaction, we acquired 100% of the ownership interest in Origami, a pioneer in roll-formed steel frame technology for solar panels. Steel frames offer a high-performance alternative to traditional extruded aluminum frames, delivering strength and durability, competitive cost, and the potential for a more localized supply chain,

- On November 7, 2025, in an all-cash transaction, we acquired 100% of the ownership interest in Fracsun Inc., a market leader in solar panel soiling measurement and monitoring solutions.

The aggregate cash consideration of the foregoing business acquisitions was approximately $116.8 million, net of cash acquired. Their aggregate total purchase price of $149.4 million includes $2.7 million of deferred consideration expected to be paid within a 12-month period, and $29.9 million of contingent earnout in aggregate (with a maximum possible consideration of $58.5 million). For further details on the acquisitions refer to Note 14 in the notes to the consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

On May 12, 2026, we announced we have entered into a definitive agreement to acquire complementary assets of Zigor Corporation's power conversion business and its U.S.-based subsidiary, Apex Power. See "Liquidity and Capital Resources" section below for additional details.

Our business model

We generate revenue primarily from the sale of solar trackers system, but our solutions extend to include yield management systems, foundations, steel frames, electrical balance of systems (eBOS), robotic services, risk mitigation and operability solutions and emerging technologies designed to optimize performance across the entire solar power plant. Our most significant source of revenue is the sale of solar tracking products. Our customers include EPCs, as well as solar project developers and owners. We usually enter into a different contract with our customers for each individual solar project. Contracts typically stipulate total price, technical solution, specifications of the system sold, delivery and activation schedule, warranty terms and related services provided. The delivery period for a specific contract can range from days to several months depending on the size of the project. Our contract prices range from a few hundred thousand dollars to over one hundred million dollars.

Demand for our products is largely driven by installations of utility-scale solar projects around the world. The volume of solar projects installations is dependent on a variety of factors, including, but not limited to, the cost of solar plants in comparison to other forms of power generation, prevailing electricity prices, conventional power generation plant retirement, global renewable energy targets, government regulations, and public incentives promoting solar energy. Our revenue is subject to variability as these factors change over time, and as a result may cause variability in our quarterly shipments. Increases in competitive tracker pricing pressure can also affect our revenue by lowering the average selling price ("ASP") of our products. Our integrated design approach enables deployment across a wide range of topographical and climate conditions and supports efficient construction and long-term operation of utility-scale solar projects. By combining hardware, software, and engineering capabilities, we aim to deliver scalable solutions that help customers meet increasing demand for reliable, cost-effective electricity.

We operate in nearly all significant tracker markets around the world. We have dedicated sales staff in the United States, Brazil, Mexico, Spain and other countries in Europe, India, Australia, the Middle East, and Africa to support our sales activities in those geographies. Our local presence is complemented with the following go-to-market strategies:

- Our sales and marketing strategy is focused on building long-term relationships with key stakeholders involved in developing, building, owning, and maintaining utility-scale solar projects. We educate those stakeholders on the benefits of our solutions, including increased energy yield performance, superior constructability, reliability, ease of maintenance, and advanced sensor capabilities compared to competing products.

- In the United States and more mature international markets, our sales team maintains active relationships with key stakeholders and customers such as developers and builders of utility-scale solar systems. We leverage these relationships and knowledge of the available project pipeline, inbound requests for proposals ("RFPs") from potential customers, and competitive dynamics. Frequently we are either awarded the project outright or become 'short-listed' among a group of eligible bidders. In each case we create a detailed proposal that leverages our project engineering expertise to offer a compelling project and/or project portfolio-specific value proposition.

- In less mature international markets, we leverage a variety of broad and account-based marketing techniques to acquire customers. These include conducting thought leadership seminars and developer forums, installation training programs, and participation in industry conferences, events, and trade associations.

- We set pricing for our products based on the long-term value derived from energy yield performance and total cost of ownership. For our core tracker products, we offer differing pricing to address multiple market segments based on site characteristics and weather protection requirements, among other factors.

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and pursuant to the rules and regulations of the SEC for reporting financial information. In the opinion of our management, all adjustments (consisting only of normal recurring adjustments) considered necessary to present our financial statements fairly have been included. All intercompany transactions and accounts within Nextpower have been eliminated.

Key business and operational metrics

In addition to information related to our financial performance, we use certain operating metrics to evaluate our business. These metrics, together with our financial statements, are used by our management to measure our performance, identify trends impacting our business and formulate projections. One metric we use to evaluate our sales performance and to track market acceptance of our products from year to year is GW delivered generally and the change in GW delivered from year to year specifically. GW is calculated specifically for each project and represents the nameplate, or maximum, power output capacity of the project under optimized conditions once the project is fully operational. GW delivered for a project is calculated as the total nameplate capacity of the project multiplied by the cost of materials delivered to the project as a percentage of the total materials cost of the project.

	Fiscal year ended March 31,			2026 vs. 2025 % Change	2025 vs. 2024 % Change
	2026	2025	2024		
GW delivered	38.0	33.6	26.0	13%	29%

Critical accounting policies and significant management estimates

The preparation of financial statements in conformity with U.S. GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates. Estimates are used in accounting for, among other things: impairment of goodwill, impairment of long-lived assets, allowance for credit losses, provision for excess or obsolete inventories, valuation of deferred tax assets, warranty reserves, contingencies, operation related accruals, fair values of awards granted under stock-based compensation plans and fair values of assets obtained and liabilities assumed in business combinations (including contingent earnout liabilities). We periodically review estimates and assumptions, and the effects of our revisions are reflected in the period they occur. We believe that these estimates and assumptions provide a reasonable basis for the fair presentation of the consolidated financial statements.

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements. For further discussion of our significant accounting policies, refer to Note 2 in the notes to the consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

Revenue recognition

We account for revenue in accordance with Accounting Standards Codification ("ASC") 606, *Revenue from Contracts with Customers* ("ASC 606") for all periods presented.

In applying ASC 606, we recognize revenue from the sale of solar tracker systems, parts, extended warranties on solar tracker systems components and energy yield management systems along with associated maintenance and support. In determining the appropriate amount of revenue to recognize, we apply the following steps: (i) identify the contracts with the customers; (ii) identify performance obligations in the contracts; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations per the contracts; and (v) recognize revenue when (or as) we satisfy a performance obligation. In assessing the recognition of revenue, we evaluate whether two or more contracts should be combined and accounted for as one contract and if the combined or single contract should be accounted for as multiple performance obligations. Further, we assess whether control of the product or services promised under the contract is transferred to the customer at a point in time or over time. For further details on our revenue recognition refer to Note 2 in the notes to the consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

Inflation Reduction Act of 2022 ("IRA") 45X Vendor Rebates and Assignments

We have executed agreements with certain suppliers to grow our U.S. manufacturing footprint. These suppliers produce 45X Credit-eligible parts, including torque tubes and structural fasteners, that will then be incorporated into a solar tracker. The 45X Credit was eligible for domestic parts manufactured after January 1, 2023. We have contractually agreed with these suppliers to either share a portion of the economic value of the credit related to our purchases in the form of a vendor rebate or assign their credit directly to us ("an assignment") pursuant to Section 6418 of the IRC. We account for the 45X Credits shared or assigned to us as a reduction of the purchase price of the parts acquired from the vendor and therefore a reduction of inventory until the control of the part is transferred to the customer, at which point we recognize such amounts as a reduction of cost of sales on the consolidated statements of operations and comprehensive income (refer to Note 13 in the notes to the consolidated financial statements). 45X Credits assigned to us are also treated as a reduction to our federal tax payable as further discussed in Note 12 in the notes to the consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

Product warranty

We offer an assurance type warranty for our products against defects in design, materials and workmanship for a period ranging from two to ten years, depending on the component. For these assurance type warranties, a provision for estimated future costs related to warranty expense is recorded when they are probable and reasonably estimable, which is typically when products are delivered. The estimated warranty liability is based on our warranty model which relies on historical warranty claim information and assumptions based on the nature, frequency and average cost of claims for each product line by project. When little or no experience exists, the estimate is based on comparable product lines and/or estimated potential failure rates. These estimates are based on data from our specific projects. Estimates related to the outstanding warranty liability are re-evaluated on an ongoing basis using best-available information and revisions are made as necessary.

Changes to our expected failure rates related to our core products have not materially impacted our warranty obligation in fiscal years 2026 and 2025. The Company continues to monitor and update the warranty liability based on current estimates related to the cost of replacement parts and repairs.

Accounting for business acquisitions

From time to time, we pursue business acquisitions. The fair value of the net assets acquired and the results of the acquired businesses are included in our consolidated financial statements from the acquisition dates forward. We are required to make estimates and assumptions that affect the reported amounts of assets and liabilities and results of operations during the reporting period. Estimates are used in accounting for, among other things, the fair value of acquired net operating assets, property and equipment, intangible assets, contingent earnout, useful lives of plant and equipment and amortizable lives for acquired intangible assets. Any excess of the purchase consideration over the fair value of the identified assets and liabilities acquired is recognized as goodwill.

We estimate the preliminary fair value of acquired assets and liabilities as of the date of acquisition based on information available at that time. The valuation of these tangible and identifiable intangible assets and liabilities is subject to further review from management and may change between the preliminary allocation and end of the purchase price allocation period. Any changes in these estimates may have a material effect on our consolidated financial position and results of operations.

Income taxes

We operate in numerous states and countries and must allocate our income, expenses, and earnings under the various laws and regulations of each of these taxing jurisdictions. Accordingly, our provision for income taxes represents our total estimate of the liability for income taxes that we have incurred in doing business each year in the jurisdictions in which we operate. Annually, we file tax returns that represent our filing positions with each jurisdiction and settle our tax return liabilities. Each jurisdiction has the right to audit those tax returns and may take different positions with respect to income and expense allocations and taxable earnings determinations. Because the determination of our annual income tax provision is subject to judgments and estimates, actual results may vary from those recorded in our financial statements. We recognize additions to and reductions in income tax expense during a reporting period that pertains to prior period provisions as our estimated liabilities are revised and our actual tax returns and tax audits are completed.

Our management is required to exercise judgment in developing our provision for income taxes, including the determination of deferred tax assets and liabilities and any valuation allowance that might be required against deferred tax assets. For further details on our income taxes, refer to Note 12 in the notes to the consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

Tax receivable agreement

We have recorded a liability of $393.2 million and $419.4 million, as of March 31, 2026 and 2025, respectively, of which $372.7 million and $394.9 million, respectively, were included in TRA liabilities and $20.5 million and $24.5 million, respectively, were included in other current liabilities on the consolidated balance sheets and represents 85% of the estimated future tax benefits subject to the Tax Receivable Agreement entered into by Nextpower Inc. on February 13, 2023 (the "Tax Receivable Agreement" or "TRA"). In U.S. federal, state and local income tax or franchise tax that we realize or are deemed to realize (determined by using certain assumptions) as a result of favorable tax attributes, will be available to us as a result of certain transactions executed in connection with our IPO and follow-on offering, exchanges of Class A common stock and payments made under the TRA. The actual amount and timing of any payments under these agreements will vary depending upon a number of factors, including the amount and timing of the taxable income we generate in the future and the tax rate then applicable, and the portion of our payments under the TRA constituting imputed interest. Estimating future taxable income is inherently uncertain and requires judgment. In projecting future taxable income, we consider our historical results as well as assumptions related to future forecasts for our various businesses by location. The impact of any changes in the total projected obligations recorded under the TRA as a result of actual changes in the geographic mix of our earnings, changes in tax legislation and tax rates or other factors that may impact our actual tax savings realized will be reflected in income before taxes in the period in which the change occurs.

Key components of our results of operations

The following discussion describes certain line items in our consolidated statements of operations and comprehensive income.

Revenue

We derive our revenue primarily from the sale of solar trackers and energy yield management systems to our customers. Our revenue growth is dependent on (i) our ability to maintain and expand our market share, (ii) total market growth and (iii) our ability to develop and introduce new products driving performance enhancements and cost efficiencies throughout the solar power plant. To a lesser extent, we also derived our revenue from yield management systems, foundations, steel frames, eBOS, AI and robotic services, and other.

Cost of sales and gross profit

Cost of sales consists primarily of purchased components net of any incentives or rebates earned from our suppliers, shipping and other logistics costs, applicable tariffs, standard product warranty costs, amortization of certain acquired intangible assets, stock-based compensation and direct labor. Direct labor costs represent expenses of personnel directly related to project execution such as supply chain, logistics, quality, tooling, operations and customer satisfaction. Amortization of intangibles consists of developed technology and certain acquired patents over its expected period of use and is also included under cost of sales.

Steel prices, cost of transportation, and labor costs in countries where our suppliers perform manufacturing activities affect our cost of sales. Our ability to lower our cost of sales depends on implementation and design improvements to our products as well as on driving more cost-effective manufacturing processes with our suppliers. We generally do not directly purchase raw materials such as steel or electronic components and generally do not hedge against changes in their price. Most of our cost of sales are directly affected by sales volume. Personnel costs related to our supply chain, logistics, quality, and tooling are not directly impacted by our sales volume.

Operating expenses

Selling, general and administrative expenses

Selling, general and administrative expenses consist primarily of personnel-related costs associated with our administrative and support functions. These costs include, among other things, personnel costs, stock-based compensation, facilities charges including depreciation associated with administrative functions, professional services, travel expenses, and allowance for bad debt. Professional services include audit, legal, tax and other consulting services. We have expanded our sales organization and expect to scale our sales headcount to support our planned growth. We have incurred and expect to continue to incur on an ongoing basis certain new costs related to the requirements of being a publicly traded company, including insurance, accounting, tax, legal and other professional services costs, which could be material. Amortization of intangibles consists of customer relationships and trade names over their expected period of use and is included under selling, general and administrative expenses. Acquisition-related costs are also included under selling, general and administrative expenses.

Research and development

Research and development expenses consist primarily of personnel-related costs associated with our engineering employees, stock-based compensation, third-party consulting and supporting our new business acquisitions. Research and development activities include improvements to our existing products, development of new tracker products and energy yield management systems and innovations to expand our technology platform. We expense substantially all research and development expenses as incurred. We expect that the dollar amount of research and development expenses will increase in amount over time.

Income tax expense

Our taxable income is primarily from the allocation of taxable income from the LLC. The provision for income taxes primarily represents the LLC's U.S. federal, state, and local income taxes as well as foreign income taxes payable by its subsidiaries. We expect to receive a tax benefit for foreign tax credits in the United States for the foreign tax paid.

RESULTS OF OPERATIONS

The financial information and the discussion below should be read in conjunction with the consolidated financial statements and notes thereto included elsewhere in this Annual Report on Form 10-K.

For a discussion of our results of operations for the fiscal year ended March 31, 2025 compared to the fiscal year ended March 31, 2024, refer to Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K for the fiscal year ended March 31, 2025.

	Fiscal year ended March 31,			2026 vs. 2025	2025 vs. 2024
	2026	2025	2024	% Change	% Change
Statement of Operations Data:	*(In thousands, except percentages)*				
Revenue	$ 3,559,390	$ 2,959,197	$ 2,499,841	20 %	18%
Cost of sales	2,399,295	1,950,372	1,686,792	23	16
Gross profit	1,160,095	1,008,825	813,049	15	24
Selling, general and administrative expenses	341,920	290,321	183,571	18	58
Research and development	120,909	79,392	42,360	52	87
Operating income	697,266	639,112	587,118	9	9
Interest expense	2,623	13,096	13,820	(80)	(5)
Other income, net	(19,183)	(22,000)	(34,699)	(13)	(37)
Income before income taxes	713,826	648,016	607,997	10	7
Provision for income taxes	127,943	130,770	111,782	(2)	17
Net income	$ 585,883	$ 517,246	$ 496,215	13 %	4%

Non-GAAP Financial Measures

We present Adjusted gross profit, Adjusted operating income, Adjusted net income, Adjusted EBITDA, Adjusted gross margin, Adjusted net income margin and Adjusted EBITDA margin as supplemental measures of our performance. We define Adjusted gross profit as gross profit plus stock-based compensation expense and intangible amortization. We define Adjusted operating income as operating income plus stock-based compensation expense, intangible amortization and non-recurring integration activities related to acquisitions. We define Adjusted net income as net income (loss) plus stock-based compensation expense, intangible amortization, non-recurring tax adjustments, non-recurring integration activities related to acquisitions and other discrete events as applicable, net of their tax effects. We define Adjusted EBITDA as net income (loss) plus (i) interest, net, (ii) debt extinguishment costs, (iii) provision for income taxes, (iv) depreciation expense, (v) intangible amortization, (vi) stock-based compensation expense, (vii) non-recurring integration activities related to acquisitions and (viii) other discrete events as applicable. We define Adjusted gross margin as the percentage derived from Adjusted gross profit divided by revenue. We define Adjusted net income margin as the percentage derived from Adjusted net income divided by revenue. We define Adjusted EBITDA margin as the percentage derived from Adjusted EBITDA divided by revenue.

Adjusted gross profit, Adjusted operating income, Adjusted net income, Adjusted EBITDA, Adjusted gross margin, Adjusted net income margin and Adjusted EBITDA margin are intended as supplemental measures of performance that are neither required by, nor presented in accordance with, U.S. GAAP. We present these Adjusted financial measures because we believe they assist investors and analysts in comparing our performance across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our core operating performance. In addition, we may use all or any combination of Adjusted gross profit, Adjusted operating income, Adjusted net income and Adjusted EBITDA when determining incentive compensation and to evaluate the effectiveness of our business strategies.

Among other limitations, Adjusted gross profit, Adjusted operating income, Adjusted net income, Adjusted EBITDA, Adjusted net income margin, Adjusted gross margin and Adjusted EBITDA margin do not reflect our cash expenditures or future capital expenditures or contractual commitments (including under the Tax Receivable Agreement), do not reflect the impact of certain cash or non-cash charges resulting from matters we consider not to be indicative of our ongoing operations and do not reflect the associated income tax expense or benefit related to those charges. In addition, other companies in our industry may calculate Adjusted gross profit, Adjusted operating income, Adjusted net income, Adjusted EBITDA, Adjusted gross margin, Adjusted net income margin and Adjusted EBITDA margin differently from us, which further limits their usefulness as comparative measures.

Because of these limitations, Adjusted gross profit, Adjusted operating income, Adjusted net income, Adjusted EBITDA, Adjusted gross margin, Adjusted net income margin and Adjusted EBITDA margin should not be considered in isolation or as substitutes for performance measures calculated in accordance with U.S. GAAP. We compensate for these limitations by relying primarily on our U.S. GAAP results and using Adjusted financial measures on a supplemental basis. You should review the reconciliation to the most directly comparable U.S. GAAP measure of Adjusted gross profit, Adjusted operating income, Adjusted net income, Adjusted EBITDA, Adjusted gross margin, Adjusted net income margin and Adjusted EBITDA margin below and not rely on any single financial measure to evaluate our business.

	Fiscal year ended March 31,		
	2026	2025	2024
Other Financial Information:	*(In thousands, except percentages)*		
Adjusted gross profit	$ 1,183,533	$ 1,023,496	$ 702,683
Adjusted operating income	839,861	768,853	522,771
Adjusted net income	687,452	630,639	451,395
Adjusted EBITDA	853,722	776,496	521,465
Adjusted gross margin	33.3%	34.6%	28.1%
Adjusted net income margin	19.3%	21.3%	18.1%
Adjusted EBITDA margin	24.0%	26.2%	20.9%

The following table provides a reconciliation of gross profit to Adjusted gross profit, operating income to Adjusted operating income, net income to Adjusted net income, net income to Adjusted EBITDA, gross margin to Adjusted gross margin, net income margin to Adjusted net income margin, and net income margin to Adjusted EBITDA margin for each period presented. The Adjusted measures presented in the table are inclusive of non-controlling interests and redeemable non-controlling interests.

	Fiscal year ended March 31,					
	2026		**2025**		**2024**	
Reconciliation of GAAP to Non-GAAP Financial Measures:			*(In thousands, except percentages)*			
GAAP gross profit & margin	$ 1,160,095	32.6%	$ 1,008,825	34.1%	$ 813,049	32.5%
Stock-based compensation expense	16,696		11,927		10,764	
Intangible amortization	6,742		2,744		275	
Advanced manufacturing tax credit vendor rebate (2)	—		—		(121,405)	
Adjusted gross profit & margin	$ 1,183,533	33.3%	$ 1,023,496	34.6%	$ 702,683	28.1%
GAAP operating income & margin	$ 697,266	19.6%	$ 639,112	21.6%	$ 587,118	23.5%
Stock-based compensation expense	120,298		118,880		56,783	
Intangible amortization	11,967		5,523		275	
Acquisition related costs (1)	10,330		5,338		—	
Advanced manufacturing tax credit vendor rebate (2)	—		—		(121,405)	
Adjusted operating income & margin	$ 839,861	23.6%	$ 768,853	26.0%	$ 522,771	20.9%
GAAP net income & margin	$ 585,883	16.5%	$ 517,246	17.5%	$ 496,215	19.8%
Stock-based compensation expense	120,298		118,880		56,783	
Intangible amortization	11,967		5,523		275	
Adjustment for taxes	(42,411)		(16,348)		19,527	
Acquisition related costs (1)	10,330		5,338		—	
Advanced manufacturing tax credit vendor rebate (2)	—		—		(121,405)	
Other	1,385		—		—	
Adjusted net income & margin	$ 687,452	19.3%	$ 630,639	21.3%	$ 451,395	18.1%
GAAP net income & margin	$ 585,883	16.5%	$ 517,246	17.5%	$ 496,215	19.8%
Interest, net	(29,526)		(9,246)		2,124	
Debt extinguishment costs (3)	5,121		—		—	
Provision for income taxes	127,943		130,770		111,782	
Depreciation expense	18,635		7,884		4,088	
Intangible amortization	11,967		5,523		275	
Stock-based compensation expense	120,298		118,880		56,783	
Acquisition related costs (1)	10,330		5,338		—	
Advanced manufacturing tax credit vendor rebate (2)	—		—		(121,405)	
Other tax related loss (income), net	1,254		101		(28,397)	
Other (4)	1,817		—		—	
Adjusted EBITDA & margin	$ 853,722	24.0%	$ 776,496	26.2%	$ 521,465	20.9%

(1) Represents transaction and integration costs incurred in relation to our acquisitions. We do not believe that the acquisition transaction costs are normal operating expenses indicative of our core operating performance, nor were these charges taken into account as factors in evaluating management's performance when determining incentive compensation or to evaluate the effectiveness of our business strategies.

(2) Vendor credits as previously defined under the section above entitled "Inflation Reduction Act of 2022 45X Vendor Rebates and Assignments." During the fourth quarter of fiscal year 2024, the Company determined the amount and collectability of the 45X Credit vendor rebates it expects to receive in accordance with the vendor contracts and recognized a cumulative reduction to cost of sales of $121.4 million related to 45X Credit vendor rebates earned on production of eligible components shipped to projects starting on January 1, 2023 through March 31, 2024. We believe that the assessment of our operations excluding the benefit from the vendor credits provides

a more consistent comparison of our performance given the cumulative nature of the amount recorded in the fiscal year. In fiscal year 2024, these vendor rebates were not taken into account as factors in evaluating management's performance when determining incentive compensation or to evaluate the effectiveness of our business strategies. However, starting in fiscal year 2025, vendor rebates are taken into account to evaluate management's performance.

(3) Debt extinguishment costs consist of nonrecurring costs for the termination of our Prior Credit Agreement (as defined below) originally entered into on February 13, 2023.

(4) Includes an immaterial amount of non-cash equity in loss for the Nextpower Arabia joint venture which is accounted for under the equity method investment accounting.

The data below, and discussion that follows, represents our results from operations.

Revenue

Revenue increased by $600.2 million, or 20%, for our fiscal year 2026 compared to fiscal year 2025, driven by a 13% increase in GW delivered as we delivered approximately 38 GW during fiscal year 2026, compared to 34 GW during fiscal year 2025. The revenue increase was driven primarily by higher customer demand in the U.S., along with a $365.0 million rise in point in time revenue reflecting year over year increase in components directly shipped to our customers' designated locations including software licenses, coupled with additional contributions from our recent business acquisitions. Revenue increased approximately $699.1 million, or 34%, in the U.S. while decreasing slightly by $98.9 million or 11% in the Rest of the World during fiscal year 2026 compared to the previous year. The decline in the Rest of the World was primarily driven by reduced shipments to Latin America. Our revenue mix is comprised predominantly of solar tracker system sales. We continue to expand our platform of services in fiscal year 2026 and have recognized revenue for TrueCapture, eBOS, foundations, robotic solutions, and other. Solar tracker system sales was approximately 88% of total revenue and non-tracker sales was approximately 12% of total revenue, which was up from approximately 8% from fiscal year 2025. The growth in our non-tracker platform solutions sales was higher than our solar tracker system sales, a trend we expect to continue.

Cost of sales and gross profit

Cost of sales increased by $448.9 million, or 23%, during fiscal year 2026 compared to fiscal year 2025 primarily due to the increase in GW delivered noted above, along with higher cost associated with the increase in headcount as a result of our recent business acquisitions also noted above, coupled with the impact from a $110.7 million increase in tariffs which increased to $130.4 million in fiscal year 2026 from $19.7 million in fiscal year 2025, offset by the impact from the 45X Credit (refer to Note 13 in the notes to the consolidated financial statements included elsewhere in this Annual Report on Form 10-K). As noted in the overview, we recognize a reduction in cost of sales for the 45X Credit earned on components manufactured in the U.S. During fiscal year 2026, we recognized approximately $379.9 million of reduction to cost of sales related to the 45X Credit earned on production of eligible components shipped during the period, compared to $224.9 million recognized in fiscal year 2025. Freight and logistics costs (excluding tariffs) as a percentage of revenue remained relatively flat at approximately 6% during fiscal years 2026 and 2025.

Gross profit increased by $151.3 million, or 15%, during fiscal year 2026 compared to fiscal year 2025, primarily resulting from the U.S. revenue growth noted above and the impact of the 45X Credit recognized, offset by the higher tariffs coupled with the higher cost associated with our increase in headcount noted above. Freight and logistics costs (excluding tariffs) as a percentage of cost of sales increased by about 118 basis points during fiscal year 2026 compared to fiscal year 2025. Gross margin decreased by 150 basis points, to 32.6% for fiscal year 2026 from 34.1% for fiscal year 2025 primarily resulting from the increase in tariffs noted above that were not fully included in pricing.

Selling, general and administrative expenses

Selling, general and administrative expenses increased $51.6 million, or 18%, to $341.9 million for fiscal year 2026, from approximately $290.3 million in fiscal year 2025, while decreasing approximately 20 basis points from approximately 9.8% to approximately 9.6% as a percentage of revenue during the same period. The increase in selling, general and administrative expenses was primarily the result of approximately $40.1 million rise in costs related to our continued expansion of our sales organization in line with the growth in the global market, and the expansion of our supporting functions also required to support our current and planned growth, coupled with a $5.0 million increase in acquisition-related costs incurred in conjunction with our new business acquisitions, offset by a $6.5 million decrease in stock-based compensation expense incurred in conjunction with our 2022 equity incentive plan.

Research and development

Research and development expenses increased $41.5 million, or 52%, to $120.9 million for fiscal year 2026 from approximately $79.4 million during fiscal year 2025 driven by our continued investment in innovation, increasing our engineering team and supporting our new expanded product portfolio.

Interest expense

Interest expense decreased $10.5 million, or 80%, to $2.6 million for fiscal year 2026 from $13.1 million during fiscal year 2025, primarily driven by the full repayment of the Term Loan under the Prior Credit Agreement in the fourth quarter of fiscal year 2025.

Other income, net

Other income, net was $19.2 million for fiscal year 2026, which primarily included $31.2 million interest income, partially offset by $7.1 million of unfavorable foreign currency exchange losses coupled with $5.8 million of debt extinguishment costs and transaction costs associated with our Prior Credit Agreement. Other income, net was $22.0 million for fiscal year 2025, which primarily included $22.2 million interest income, partially offset by $1.4 million of unfavorable foreign currency exchange losses.

Provision for income tax

We accrue and pay income taxes according to the laws and regulations of each jurisdiction in which we operate. Most of our revenue and profits are generated in the United States with a statutory income tax rate of approximately 21% in fiscal years 2026 and 2025. For fiscal years 2026 and 2025, we recorded total income tax expense of $127.9 million and $130.8 million, respectively, which reflected consolidated effective income tax rates of 17.9% and 20.2%, respectively. The decrease in tax expense as well as effective tax rate from fiscal year 2025 to 2026 is driven by an increase in realizable foreign tax credits related to prior year transfer pricing adjustments and deferred tax benefit due to an increase to the estimated U.S. state tax rate.

From time to time, we are subject to income and non-income based tax audits in the jurisdictions in which we operate. The calculation of tax liabilities involves dealing with uncertainties in the application of complex tax rules and regulations in a number of jurisdictions. Due to such complexity of these uncertainties, the ultimate resolution may result in a payment or refund that is materially different from our estimates.

LIQUIDITY AND CAPITAL RESOURCES

Our principal uses of cash have been to fund our operations and invest in research and development and our cash flow generation and credit facilities have continued to provide adequate liquidity for our business. We enhanced our capital structure with a $1.0 billion unsecured revolving credit facility, expanding our total liquidity to approximately $2.0 billion as of March 31, 2026.

Credit Facilities

On September 8, 2025, we and the LLC, as the borrower, entered into a credit agreement (the "New Credit Agreement"), which replaced the prior credit agreement originally entered into by us on February 13, 2023 (as amended from time to time, the "Prior Credit Agreement"). The New Credit Agreement provides for an unsecured revolving credit facility (the "New Revolving Credit Facility") that matures on September 8, 2030 (the "Maturity Date"). The initial maximum aggregate principal amount available under the New Revolving Credit Facility is $1.0 billion. Subject to the satisfaction of certain conditions, the LLC may request an increase in the aggregate amount available under the New Revolving Credit Facility of up to $250.0 million at any time. The New Revolving Credit Facility provides for sub-facilities for the issuances of letters of credit in an aggregate amount not to exceed $500.0 million and swingline loans not to exceed $150.0 million in the aggregate.

The LLC may borrow, repay and re-borrow amounts under the New Credit Agreement from time to time until the Maturity Date. Voluntary prepayments under the New Credit Agreement are permitted from time to time generally without premium or penalty. The New Revolving Credit Facility is guaranteed by the Company and the LLC. Borrowings under the New Credit Agreement bear interest at a rate of either (i) the Term SOFR rate, (ii) the Daily Simple SOFR rate, (iii) the Term RFR rate, (iv) the Daily Simple RFR rate, or (v) the Eurocurrency Rate, plus the Applicable Margin, each as defined and described in the New Credit Agreement with respect to the applicable type of borrowing.

The LLC is required to pay a quarterly commitment fee on the undrawn portion of the New Revolving Credit Facility commitments, ranging from 7.5 to 20 basis points, depending on the LLC's consolidated net leverage ratio and credit rating. Additionally, the LLC is required to pay a quarterly letters of credit fee on the utilized portion, ranging from 87.5 to 150 basis points, also depending on the LLC's consolidated net leverage ratio and credit rating.

The New Credit Agreement contains certain affirmative and negative covenants that, among other things and subject to certain exceptions, limits the ability of us, the LLC and its subsidiaries to incur certain additional indebtedness or liens and requires us and the LLC to maintain a consolidated net leverage ratio below a certain threshold.

As a result of the New Credit Agreement, we capitalized approximately $2.0 million of issuance costs related to the New Revolving Credit Facility, which were included in other assets in the consolidated balance sheets and will be amortized over the term of the New Credit Agreement. As of March 31, 2026, we had approximately $922.1 million available under the New Revolving Credit Facility, net of 77.9 million of outstanding letters of credit. We were in compliance with all applicable covenants as of March 31, 2026.

Concurrently with the closing of the New Credit Agreement, we voluntarily terminated our Prior Credit Agreement, and all revolving commitments and all revolving loans under the Prior Credit Agreement, including all accrued interest or fees, have been paid and terminated in full as of September 8, 2025. The Prior Credit Agreement provided for a secured revolving credit facility in an aggregate principal amount of up to $500.0 million, of which no amounts were drawn as of termination. In conjunction with the termination, we wrote off all unamortized issuance costs related to the Prior Credit Agreement as of September 8, 2025 and as a result recorded a total loss of approximately $5.8 million, including debt extinguishment costs and transaction costs, in other income, net on our consolidated statements of operations. We incurred no termination penalties in connection with the early termination of the Prior Credit Agreement.

Supplier Finance Program

We participate in various supplier finance programs administered by a third-party financial institution. Under such programs, certain suppliers may, at their sole discretion, elect to sell one or more of their receivables from us to a financial institution. Our payment obligations to the financial institution are not accelerated and remain subject to the original contractual terms agreed with the supplier. We do not provide guarantees or collateral in connection with these arrangements. Amounts payable under the programs are included in accounts payable on the consolidated balance sheets and payments made under the programs are reported as operating activities on the consolidated statements of cash flows.

Tax Receivable Agreement

In connection with the IPO, on February 13, 2023, Nextpower Inc. also entered into a Tax Receivable Agreement (the "Tax Receivable Agreement") that provided for the payment by us to Flex, TPG Rise Flash, L.P ("TPG Rise"), and the following affiliates of TPG Rise: TPG Rise Climate Flash Cl BDH, L.P., TPG Rise Climate BDH, L.P. and The Rise Fund II BDH, L.P. (collectively, the "TPG Affiliates") (or certain permitted transferees thereof) of 85% of the tax benefits, if any, that we are deemed to realize under certain circumstances, as more fully described in Note 12 in the notes to the consolidated financial statements included elsewhere in this Annual Report on Form 10-K. There may be a material negative effect on our liquidity if, as a result of timing discrepancies or otherwise, the payments under the Tax Receivable Agreement exceed the actual benefits we realize in respect of the tax attributes subject to the Tax Receivable Agreement or distributions to us by the LLC are not sufficient to permit us to make payments under the Tax Receivable Agreement after we have paid taxes. Prior to the separation from Flex, Yuma and Yuma Sub assigned their respective rights under the Tax Receivable Agreement to an entity that remains an affiliate of Flex.

We believe that our cash provided by operations and other existing and committed sources of liquidity, including our New Credit Agreement, will provide adequate liquidity for ongoing operations, planned capital expenditures and other investments, potential debt service requirements and payments under the Tax Receivable Agreement for at least the next 12 months.

Cash Flows Analysis

| | Fiscal year ended March 31, | | |
	2026	2025	2024
	(In thousands)		
Net cash provided by operating activities	$ 562,911	$ 655,794	$ 428,973
Net cash used in investing activities	(186,878)	(186,096)	(6,660)
Net cash used in financing activities	(47,160)	(177,649)	(78,267)

Fiscal year 2026

Net cash provided by operating activities was $562.9 million during fiscal year 2026. Total cash provided during the period was driven by net income of $585.9 million adjusted for non-cash charges of approximately $188.9 million primarily related to stock-based compensation expense, depreciation and amortization, deferred income taxes associated with the Tax Receivable Agreement, provision for credit losses, changes in fair value of contingent consideration, and debt extinguishment costs. Cash from net income was further decreased by the overall increase in our net working capital accounts driven by the growth in our operations resulting in an outflow of approximately $211.8 million during the fiscal year. Accounts receivable and contract assets in aggregate increased $64.6 million due to the timing of billings and new projects, coupled with a $267.1 million increase attributable to our Section 45X credit receivable. Inventory increased approximately $46.6 million due to timing of shipments, other assets increased $94.3 million driven by advance tax payments, and accounts payable decreased about $49.4 million due to our timing of payment cycles. Offsetting the cash outflows were increases in other liabilities primarily driven by increase in customer advances of approximately $55.7 million, coupled with an increase in deferred revenue of $68.1 million driven by more deposits on higher bookings during the fiscal year.

Net cash used in investing activities was approximately $186.9 million and directly attributable to the $117.2 million payment for all business acquisitions completed in fiscal year 2026 net of cash acquired, coupled with $49.3 million paid for the purchase of property and equipment, and $12.2 million of cash contributed to the Nextpower Arabia joint venture.

Net cash used in financing activities was $47.2 million primarily resulting from a $27.4 million payment to Flex, TPG and the TPG Affiliates pursuant to the Tax Receivable Agreement, a $14.3 million payment of acquisition deferred purchase price, a $3.0 million tax distribution to our former non-controlling interest holders pursuant to the LLC Agreement and a $2.0 million payment for issuance costs for the New Credit Agreement.

Fiscal year 2025

Net cash provided by operating activities was $655.8 million during fiscal year 2025. Total cash provided during the period was driven by net income of $517.2 million adjusted for non-cash charges of approximately $139.6 million primarily related to stock-based compensation expense, depreciation and amortization, deferred income taxes associated with the Tax Receivable Agreement and provision for credit losses. Our net working capital accounts remained consistent year over year as the increase in our accounts receivable, including Section 45X credit receivable, and other assets were offset by increased accounts payable net of a reduction in other current liabilities. Other current and noncurrent liabilities decreased $55.1 million primarily due to a decrease in accrued freight, accounts receivable and contract assets in aggregate increased $56.4 million due to the timing of billings and deliveries. Further, a $92.1 million increase was attributable to our Section 45X credit receivable. Other current and noncurrent assets increased $67.9 million driven by advance payments to suppliers. Offsetting the cash outflows were increases in accounts payable of $102.9 million, due to increased volume and timing of related payment cycles, and increases in deferred revenue of $34.7 million driven primarily by increased deposits on higher bookings during the year.

Net cash used in investing activities was approximately $186.1 million and directly attributable to the $144.7 million payment for the business acquisitions completed during the fiscal year, net of cash acquired, coupled with a $33.9 million purchase of property and equipment, and $7.5 million of payments for certain intangible assets presented within other investing activities.

Net cash used in financing activities was $177.6 million primarily resulting from a $150.0 million repayment of our Term Loan, a $15.5 million payment to Flex, TPG and the TPG Affiliates pursuant to the Tax Receivable Agreement, $6.1 million of tax distributions to our non-controlling interest holders pursuant to the LLC Agreement and a $6.0 million payment for issuance costs for the Prior Credit Agreement.

Fiscal year 2024

Net cash provided by operating activities was $429.0 million during fiscal year 2024. Total cash provided during the period was driven by net income of $496.2 million adjusted for non-cash charges of approximately $25.5 million primarily related to deferred income taxes associated with our Tax Receivable Agreement partially offset by stock-based compensation expense, depreciation and amortization; coupled with depreciation, amortization and provision for credit losses. Cash from net income was further decreased by the overall increase in our net operating assets and liabilities, primarily our net working capital accounts, resulting in an outflow of approximately $92.8 million. Accounts receivable and contract assets in aggregate increased approximately $213.1 million during fiscal year 2024, resulting from a significant increase in revenue during the second half of the fiscal year, and increase of inventories of approximately $61.0 million due to strong future demand. Partially offsetting the cash outflows were increases in accounts payable of approximately $245.4 million partially associated with increased volume in the second half of the fiscal year and increase in our payment cycles, increases in deferred revenue of approximately $82.6 million driven by increased deposits on higher bookings during the fiscal year, coupled with increases in other assets of $104.2 million primarily related to the recognition of the vendor rebate receivables, and increases in other liabilities of approximately $42.5 million primarily due to the increase in the TRA liability.

Net cash used in investing activities was approximately $6.7 million and directly attributable to the purchase of property and equipment.

Net cash used in financing activities was $78.3 million primarily resulting from the tax distributions to our non-controlling interest holders pursuant to the LLC Agreement, and our payment to Flex for the cash pool payable outstanding to Flex. After repaying such amount to Flex, no such cash pool payable was outstanding as of March 31, 2024.

Cash management and financing

We had total liquidity of approximately $2.0 billion as of March 31, 2026, primarily related to unutilized amounts under the New Revolving Credit Facility net of cumulative letters of credit issued in conjunction with our customer contracts, and our cash and cash equivalents balance.

Contractual obligations and commitments

As discussed in the "Credit Facilities" section above, in September 2025, we entered into a New Credit Agreement, which replaced the Prior Credit Agreement originally entered into on February 13, 2023. The New Credit Agreement provides for a $1.0 billion unsecured New Revolving Credit Facility that matures on September 8, 2030. As of March 31, 2026, we had approximately $922.1 million available under the New Revolving Credit Facility, net of $77.9 million of outstanding letters of credit. For further details on the New Credit Agreement, refer to Note 9 in the notes to the consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

We have historically maintained a low level of net working capital requirements and funded those requirements through cash from operations as we do not require a significant amount of investment to fund growth. The Company currently does not participate in off-balance sheet financial arrangements. We have purchase obligations that arise in the normal course of business primarily consisting of binding purchase orders for inventory-related items.

We have leased certain facilities under operating lease commitments as further described in Note 3 in the notes to the consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

We also have outstanding firm purchase orders with certain suppliers for the purchase of inventory, which are not included in the table above. Most of the purchase obligations are generally short-term in nature. We generally do not enter into non-cancelable purchase orders for materials. Our purchase obligations can fluctuate significantly from period to period and can materially impact our future operating asset and liability balances, and our future working capital requirements. We intend to use our existing cash balances, together with anticipated cash flows from operations to fund our existing and future contractual obligations.

Surety bonds

We are required to provide surety bonds to various parties as required for certain transactions initiated during the ordinary course of business to guarantee our performance in accordance with contractual or legal obligations. These off-balance sheet arrangements do not adversely impact our liquidity or capital resources.

Share repurchase program

On January 27, 2026, we announced that our board of directors approved a share repurchase program to repurchase up to an aggregate of $500.0 million of our outstanding shares of Class A common stock. As of March 31, 2026, approximately $499.6 million remained available for future share repurchases under the program. The share repurchase program has a term of three years and may be modified, suspended, or terminated at any time. The number of shares to be repurchased and the timing of repurchases will be determined by us at our discretion and will depend on a number of factors, including, but not limited to, stock price, trading volume, and general market conditions, along with our working capital requirements, general business conditions, and other factors. Our execution of the share repurchase program will depend on the market price of our Class A common stock and other factors, and there can be no assurance that any additional shares will be repurchased under the share repurchase program.

Under the program, we may purchase shares of our Class A common stock from time to time through various means, including open market transactions, privately negotiated transactions, tender offers, or any combination thereof. In addition, open market repurchases of our Class A common stock may be made pursuant to trading plans established pursuant to Rule 10b5-1 under the Exchange Act, which would permit our Class A common stock to be repurchased at a time that we might otherwise be precluded from doing so under insider trading laws or self-imposed trading restrictions.

Power conversion business acquisition

On May 12, 2026, we announced that we have entered into a definitive agreement to acquire complementary assets of Zigor Corporation's power conversion business and its U.S.-based subsidiary, Apex Power, for a total purchase price of approximately $80.5 million, consisting of cash consideration of $46.0 million, and up to $34.5 million in potential earnout. The closing of the acquisition is subject to foreign direct investment (FDI) approval by the Spanish government and other customary conditions. The transaction is expected to expand our product portfolio and capabilities in utility-scale solar power conversion and support our entry into battery energy storage and data center markets.

Recently adopted accounting pronouncements

Refer to Note 2 in the notes to the consolidated financial statements included elsewhere in this Annual Report on Form 10-K for recently adopted accounting pronouncements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of fluctuations in commodity prices, such as steel and customer concentrations. We do not hold or issue financial instruments for trading purposes as of March 31, 2026. Refer to Note 9 in the notes to the consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

There were no material changes in our exposure to market risks for changes in interest and foreign currency exchange rates for the fiscal year ended March 31, 2026 as compared to the fiscal year ended March 31, 2025, except with respect to potential interest rate changes to our credit facilities, for which the impact was immaterial for the fiscal year ended 2026.

Concentration of major customers

Our customer base consists primarily of EPCs, as well as solar project owners and developers. We do not require collateral on our trade receivables. The loss of any one of our top five customers could have a materially adverse effect on our revenue and profits.

The following table sets forth the percentage of revenue from our customers that exceeded 10% of our total revenue and from our five largest customers during the periods included below:

	Fiscal year ended March 31,		
	2026	2025	2024
Customer G	*	*	17.0%
Top five largest customers	34.3%	32.0%	41.1%

* Percentage below 10%

Our trade accounts receivable and contract assets are from companies within the solar industry and, as such, we are exposed to normal industry credit risks. We periodically evaluate our reserves for potential credit losses and establish reserves for such losses.

The following table sets forth the percentage of accounts receivable, net and contract assets, from our largest customers that exceeded 10% of our total accounts receivable, net and contract assets during the periods included below:

	As of March 31,		
	2026	2025	2024
Customer A	*	*	12.4%
Customer G	*	*	15.5%
Former parent	*	11.5%	*
Top five largest customers	30.0%	32.1%	46.5%

* Percentage below 10%

Commodity price risk

We are subject to risk from fluctuating market prices of certain commodity raw materials, such as steel, that are used in our products. Prices of these raw materials may be affected by supply restrictions or other market factors from time to time, and we do not enter into hedging arrangements to mitigate commodity risk. Significant price changes for these raw materials could reduce our operating margins if we are unable to recover such increases from our customers, and could harm our business, financial condition, and results of operations.

In addition, we are subject to risk from fluctuating logistics costs. As a result of disruptions caused by consumer and commercial demand for shipped goods has increased across multiple industries, which in turn has reduced the availability and capacity of shipping containers and available ships worldwide. These disruptions caused, and may in the future cause, increased logistics costs and shipment delays affecting the timing of our project deliveries, the timing of our recognition of revenue and our profitability.

Foreign currency exchange risk

We transact business in various foreign countries and are, therefore, subject to risk of foreign currency exchange rate fluctuations. We have established a foreign currency risk management policy to manage this risk. We intend to manage our foreign currency exposure by evaluating and using non-financial techniques, such as currency of invoice, leading and lagging payments and receivables management.

Based on our overall currency rate exposures as of March 31, 2026 and March 31, 2025, including the derivative financial instruments intended to hedge the nonfunctional currency-denominated monetary assets, liabilities and cash flows, and other factors, a 10% appreciation or depreciation of the U.S. dollar from its cross-functional rates would not be expected, in the aggregate, to have a material effect on our financial position, results of operations and cash flows in the near-term.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the Board of Directors of Nextpower Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Nextpower Inc. (formerly Nextracker Inc.) and subsidiaries (the "Company") as of March 31, 2026 and 2025, the related consolidated statements of operations, comprehensive income, redeemable interest and stockholders' equity (deficit), and cash flows, for each of the three years in the period ended March 31, 2026, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2026 and 2025, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2026, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of March 31, 2026, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 19, 2026, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates.

Contract Estimates, Revenue Recognition– Refer to Note 2 to the financial statements

Critical Audit Matter Description

The Company recognizes solar tracker system project revenues over time, based on costs incurred to date on the project as a percentage of total expected costs to be incurred. Revenue for the year ended March 31, 2026 includes amounts recorded for projects which are not yet complete and therefore require estimation. Accounting for contracts for which revenue is recognized over time requires management to estimate the total expected costs to be incurred. As part of these estimates, management must make various assumptions regarding the cost and availability of materials including variable freight costs. Certain assumptions, specifically the cost of materials and cost of variable freight, are subject to considerable judgment, and they are sensitive to various assumptions and inputs such as changes in expected costs for materials and freight.

Auditing management's estimates of total expected costs to be incurred was challenging due to significant judgments made by management with respect to materials and freight as future results may vary significantly from past estimates due to changes in facts and circumstances as the project progresses to completion. This led to significant auditor judgment and effort in performing procedures to evaluate management's estimates of the total expected costs to be incurred in order to complete projects.

How the Critical Audit Matter Was Addressed in the Audit

We have focused our procedures on the assumptions with higher judgment and which have a material impact to the financials. We have determined such assumptions to include materials and variable freight costs. Our audit procedures related to management's estimates of total expected costs to be incurred included the following, among others:

- We performed a thorough risk assessment on the assumptions used in the calculation to identify the assumptions that involve higher judgment and have material impact to the financial statements.
- We tested the design and implementation as well as operating effectiveness of management's control for determining the estimates of total expected costs to be incurred.
- We evaluated the reasonableness of significant assumptions involved and management's ability to estimate total expected costs to be incurred for a sample of projects by:
  - Testing the underlying data utilized in management's estimates by agreeing to source data or by developing an independent expectation.
  - Performing retrospective reviews by comparing actual performance to previously estimated performance to evaluate the thoroughness and precision of management's estimation process.
  - Testing the mathematical accuracy of management's cumulative revenue adjustments recorded during the year.

/s/ DELOITTE & TOUCHE LLP

San Jose, California

May 19, 2026

We have served as the Company's auditor since 2021.

Nextpower Inc.

Consolidated balance sheets

(In thousands, except per share and per share amounts)

	As of March 31,	
	2026	2025
ASSETS		
Current assets:		
Cash and cash equivalents	$ 1,094,976	$ 766,103
Accounts receivable, net of allowance of $2,078 and $1,472, respectively	417,043	472,462
Contract assets	533,257	405,890
Inventories	262,276	209,432
Section 45X credit receivable	352,598	215,616
Other current assets	186,406	88,483
Total current assets	2,846,556	2,157,986
Property and equipment, net	78,356	60,395
Goodwill	488,950	371,018
Other intangible assets, net	78,046	53,241
Deferred tax assets	511,815	498,778
Other assets	69,489	51,098
Total assets	$ 4,073,212	$ 3,192,516
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 533,490	$ 585,299
Accrued expenses	130,133	97,000
Deferred revenue	307,492	247,127
Other current liabilities	192,747	104,086
Total current liabilities	1,163,862	1,033,512
Tax receivable agreement (TRA) liability	372,659	394,879
Long-term deferred revenue	102,493	96,635
Other liabilities	99,801	39,360
Total liabilities	1,738,815	1,564,386
Commitments and contingencies (Note 11)		
Stockholders' equity:		
Class A common stock, $0.0001 par value, 900,000,000 shares authorized, 149,391,483 shares and 145,648,231 shares issued and outstanding, respectively	15	15
Additional paid-in-capital	4,305,726	4,185,823
Accumulated deficit	(1,971,527)	(2,557,410)
Accumulated other comprehensive loss	183	(298)
Total stockholders' equity	2,334,397	1,628,130
Total liabilities and stockholders' equity	$ 4,073,212	$ 3,192,516

The accompanying notes are an integral part of these consolidated financial statements.

Nextpower Inc.
Consolidated statements of operations
(In thousands, except share and per share amounts)

	Fiscal year ended March 31,		
	2026	2025	2024
Revenue	$ 3,559,390	$ 2,959,197	$ 2,499,841
Cost of sales	2,399,295	1,950,372	1,686,792
Gross profit	1,160,095	1,008,825	813,049
Selling, general and administrative expenses	341,920	290,321	183,571
Research and development	120,909	79,392	42,360
Operating income	697,266	639,112	587,118
Interest expense	2,623	13,096	13,820
Other income, net	(19,183)	(22,000)	(34,699)
Income before income taxes	713,826	648,016	607,997
Provision for income taxes	127,943	130,770	111,782
Net income	$ 585,883	$ 517,246	$ 496,215
Less: Net income attributable to non-controlling interests	—	8,078	189,974
Net income attributable to Nextpower Inc.	$ 585,883	$ 509,168	$ 306,241
Earnings per share attributable to Nextpower Inc. common stockholders			
Basic	$ 3.96	$ 3.55	$ 3.97
Diluted	$ 3.84	$ 3.47	$ 3.37
Weighted-average shares used in computing per share amounts:			
Basic	147,976,256	143,539,344	77,067,639
Diluted	152,710,033	149,275,950	147,284,330

The accompanying notes are an integral part of these consolidated financial statements.

Nextpower Inc.
Consolidated statements of comprehensive income
(In thousands)

	Fiscal year ended March 31,					
		2026		2025		2024
Net income	$	585,883	$	517,246	$	496,215
Other comprehensive income (loss), net of tax:						
Unrealized gain on derivative instruments		600		—		—
Foreign currency translation adjustments		(119)		—		—
Comprehensive income	$	586,364	$	517,246	$	496,215

The accompanying notes are an integral part of these consolidated financial statements.

Nextpower Inc.
Consolidated statements of redeemable interest and stockholders' equity (deficit)
(In thousands, except share amounts)

	Redeemable non-controlling interests	Class A common stock Shares outstanding	Amounts	Class B common stock Shares outstanding	Amounts	Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive income (loss)	Total Nextpower Inc. stockholders' equity (deficit)	Non-controlling interests	Total stockholders' equity (deficit)
BALANCE AT MARCH 31, 2023	$3,560,628	45,886,065	$ 5	98,204,522	$ 10	$ —	$ (3,075,782)	$ —	$ (3,075,767)	$ —	$ (3,075,767)
Net income	171,937	—	—	—	—	—	306,241	—	306,241	18,037	324,278
Stock-based compensation expense and other	—	—	—	—	—	56,783	—	—	56,783	—	56,783
Vesting of RSU awards	—	538,811	—	—	—	—	—	—	—	—	—
Issuance of Class A common stock sold in follow-on offering	—	15,631,562	1	—	—	552,008	—	—	552,009	—	552,009
Use of follow-on proceeds as consideration for Yuma Inc.'s transfer of Nextpower LLC common units	—	—	—	(15,631,562)	(2)	(552,007)	—	—	(552,009)	—	(552,009)
Value adjustment of tax receivable agreement	—	—	—	—	—	18,337	—	—	18,337	—	18,337
Reclassification of redeemable non-controlling interest	(622,292)	—	—	—	—	622,292	—	—	622,292	—	622,292
Tax distribution	(64,365)	—	—	—	—	(2,792)	—	—	(2,792)	(2,515)	(5,307)
Redemption value adjustment	822,635	—	—	—	—	(525,598)	(297,037)	—	(822,635)	—	(822,635)
Effect of spin-off from former parent	(3,868,543)	74,432,619	7	(74,432,619)	(7)	3,835,711	—	—	3,835,711	32,832	3,868,543
Shares exchanged by former non-controlling interest holders	—	4,284,166	1	(4,284,166)	(1)	22,826	—	—	22,826	(17,339)	5,487
Total other comprehensive gain	—	—	—	—	—	—	—	17	17	—	17
BALANCE AT MARCH 31, 2024	$ —	140,773,223	$ 14	3,856,175	$ —	$ 4,027,560	$ (3,066,578)	17	961,013	$ 31,015	$ 992,028
Net income	—	—	—	—	—	—	509,168	—	509,168	8,078	517,246
Stock-based compensation expense	—	—	—	—	—	118,880	—	—	118,880	—	118,880
Vesting of RSU awards	—	999,928	—	—	—	—	—	—	—	—	—
Exercise of Options awards	—	18,905	—	—	—	—	—	—	—	—	—
Shares exchanged by former non-controlling interest holders	—	3,856,175	1	(3,856,175)	—	29,970	—	—	29,971	(29,971)	—
TRA revaluation	—	—	—	—	—	7,635	—	—	7,635	—	7,635
Stock-based compensation tax benefits	—	—	—	—	—	(1,698)	—	—	(1,698)	—	(1,698)
Other equity	—	—	—	—	—	3,476	—	—	3,476	—	3,476
Tax distribution	—	—	—	—	—	—	—	—	—	(9,122)	(9,122)
Total other comprehensive loss	—	—	—	—	—	—	—	(315)	(315)	—	(315)
BALANCE AT MARCH 31, 2025	$ —	145,648,231	$ 15	—	$ —	$ 4,185,823	$ (2,557,410)	(298)	$ 1,628,130	$ —	$ 1,628,130

Nextpower Inc.

Consolidated statements of redeemable interest and stockholders' equity (deficit) (continued)

(In thousands, except share amounts)

	Class A common stock		Additional paid-in-capital	Accumulated deficit	Accumulated other comprehensive income (loss)	Total Nextpower Inc. stockholders' equity (deficit)	Total stockholders' equity (deficit)
	Shares outstanding	Amounts					
BALANCE AT MARCH 31, 2025	145,648,231 $	15	$ 4,185,823	$ (2,557,410) $	(298) $	1,628,130 $	1,628,130
Net income	—	—	—	585,883	—	585,883	585,883
Stock-based compensation expense	—	—	120,298	—	—	120,298	120,298
Vesting of RSU and PSU awards	3,746,500	—	—	—	—	—	—
Exercise of options awards	712	—	—	—	—	—	—
Repurchases of common stock	(3,960)	—	(395)	—	—	(395)	(395)
Total other comprehensive income	—	—	—	—	481	481	481
BALANCE AT MARCH 31, 2026	149,391,483 $	15	$ 4,305,726	$ (1,971,527) $	183 $	2,334,397 $	2,334,397

The accompanying notes are an integral part of these consolidated financial statements.

Nextpower Inc.
Consolidated statements of cash flows
(In thousands)

	Fiscal year ended March 31,		
	2026	2025	2024
Cash flows from operating activities:			
Net income	$ 585,883	$ 517,246	$ 496,215
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization of intangible assets	30,602	13,407	4,363
Provision for (recovery of) credit losses	606	(2,399)	2,427
Non-cash other expense (income)	25,194	16,599	(638)
Debt extinguishment costs	5,121	—	—
Amortization of debt issuance cost	1,148	1,824	571
Changes in fair value of contingent consideration	6,130	—	—
Stock-based compensation	120,298	118,880	56,783
Deferred income taxes	(223)	(8,744)	(37,990)
Changes in operating assets and liabilities:			
Accounts receivable	61,853	(47,648)	(113,955)
Contract assets	(126,426)	(8,767)	(99,163)
Inventories	(46,554)	(2,970)	(60,981)
Section 45X credit receivable	(267,059)	(92,086)	(125,415)
Other current and noncurrent assets	(94,299)	67,916	21,244
Accounts payable	(49,443)	102,905	245,374
Other current and noncurrent liabilities	241,978	(55,055)	(42,468)
Deferred revenue (current and noncurrent)	68,102	34,686	82,606
Net cash provided by operating activities	562,911	655,794	428,973
Cash flows from investing activities:			
Payment for business acquisitions, net of cash acquired	(117,162)	(144,675)	—
Purchases of property and equipment	(49,277)	(33,921)	(6,160)
Purchase of equity method investment	(12,177)	—	—
Other investing activities	(8,262)	(7,500)	(500)
Net cash used in investing activities	(186,878)	(186,096)	(6,660)
Cash flows from financing activities:			
Repayments of bank borrowings	—	(150,000)	—
Payment of revolver issuance cost	(1,993)	(6,017)	—
TRA payment	(27,427)	(15,520)	—
Distribution to former non-controlling interest holders	(3,010)	(6,112)	(66,881)
Payment of acquisition deferred purchase price	(14,335)	—	—
Repurchases of common stock	(395)	—	—
Net proceeds from issuance of Class A shares	—	—	552,009
Purchase of LLC common units from Yuma, Inc.	—	—	(552,009)
Net transfers to former parent	—	—	(8,335)
Other financing activities	—	—	(3,051)
Net cash used in financing activities	(47,160)	(177,649)	(78,267)
Net increase in cash and cash equivalents	328,873	292,049	344,046
Cash and cash equivalents beginning of period	766,103	474,054	130,008
Cash and cash equivalents end of period	$ 1,094,976	$ 766,103	$ 474,054

The accompanying notes are an integral part of these consolidated financial statements.

NEXTPOWER

Notes to the consolidated financial statements

1. Description of business and organization of Nextpower Inc.

Nextpower Inc. and its subsidiaries ("Nextpower", "we", the "Company") is a leading global provider of solar and energy technology solutions for utility-scale power plants. Founded in 2013 by our Chief Executive Officer, Dan Shugar, Nextpower pioneered and remains the global market leader in solar tracking systems. Nextpower now delivers an integrated suite of structural, electrical, and digital solutions across the full lifecycle of solar power plants, from design and construction through operations and maintenance. Nextpower's integrated solutions are designed to streamline project execution, increase energy yield and long-term reliability, and enhance customer return on investment ("ROI"). Nextpower has operations in the United States, Brazil, Argentina, Peru, Mexico, Spain and other locations in Europe, India, Australia, the Middle East and Africa. In November 2025, the Company changed its corporate name from Nextracker Inc. to Nextpower Inc.

On February 5, 2025, TPG Inc. ("TPG") exchanged all its remaining Nextpower LLC (the "LLC", formerly Nextracker LLC) common units, together with a corresponding number of shares of Class B common stock of the Company, for shares of Class A common stock of the Company. As of March 31, 2026 and 2025, the Company has no Class B common stock outstanding.

On January 2, 2024, Flex Ltd. ("Flex" or the "former parent") closed the spin-off of all its remaining interests in the LLC common units held by Yuma, Inc. ("Yuma"), Yuma Subsidiary, Inc., a Delaware corporation and wholly-owned subsidiary of Yuma ("Yuma Sub"), to the former parent's shareholders (the "Spin-off") and the Company is now operating as a standalone entity.

2. Summary of accounting policies

Variable interest entities ("VIE") and consolidation

The Company's sole material asset is its member's interest in the LLC. In accordance with the LLC Operating Agreement (the "LLC Agreement"), the Company is the managing member of the LLC. As a result, the Company has all management powers over the business and affairs of the LLC and to conduct, direct and exercise full control over the activities of the LLC. Prior to January 2, 2024, the Company concluded that the LLC was a VIE. Due to the Company's power to control the activities most directly affecting the results of the LLC, the Company was considered the primary beneficiary of the VIE. Accordingly, the Company consolidated the financial results of the LLC and its subsidiaries. The LLC common units held by Yuma, Yuma Sub, TPG Rise Flash, L.P ("TPG Rise") and the following affiliates of TPG Rise: TPG Rise Climate Flash Cl BDH, L.P., TPG Rise Climate BDH, L.P. and The Rise Fund II BDH, L.P. (collectively, the "TPG Affiliates") were presented on the consolidated balance sheets as temporary equity under the caption "Redeemable non-controlling interests," up until January 2, 2024 as redemption was outside of the control of the Company. Post January 2, 2024, redemption is no longer outside the control of the Company subsequent to the Spin-off and, therefore, the non-controlling interests owned by the TPG Affiliates were presented on the consolidated balance sheets as permanent equity under the caption "non-controlling interests." As of March 31, 2026 and 2025, the non-controlling interests previously presented on the consolidated balance sheets are no longer presented since TPG exchanged all its remaining the LLC common units, together with a corresponding number of shares of Class B common stock of the Company, for shares of Class A common stock of the Company. The exchange of all of TPG's remaining the LLC common units results in the Company owning 100% of the LLC through its wholly owned subsidiaries. It also triggered a reconsideration event and the Company reevaluated if the LLC still met the definition of a VIE. As of March 31, 2026 and 2025, the Company determined that the LLC no longer meets the definition of a VIE as the Company's voting rights in the LLC are no longer disproportionate with its equity interests.

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and pursuant to the rules and regulations of the SEC for reporting financial information. In the opinion of management, all adjustments (consisting only of normal recurring adjustments) considered necessary to present the Company's financial statements fairly have been included. All intercompany transactions and accounts within Nextpower have been eliminated.

As of March 31, 2026, the Company completed a series of reorganization transactions to simplify its U.S. legal entity structure. Through a series of transaction steps, the LLC was terminated as a partnership as of March 31, 2026, and subsequently, the Company's Up-C structure no longer exists as of that date.

NEXTPOWER

Notes to the consolidated financial statements

Certain prior year amounts have been reclassified to conform to the current year presentation. Specifically, $7.5 million of payments for certain intangibles previously presented within payment for acquisition, net of cash acquired in the consolidated statement of cash flows for the year ended March 31, 2025, were reclassified to other investing activities. This reclassification had no effect on the previously reported net cash used in investing activity, nor on the total net cash flows, for any periods presented.

The Company's fiscal year ends on March 31. The fiscal years ended March 31, 2026, 2025, and 2024 are also referred to herein as fiscal years 2026, 2025 and 2024, respectively.

Translation of foreign currencies

The reporting currency of the Company is the United States dollar ("USD"). The functional currency of the Company and its subsidiaries is primarily the USD. Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in other income, net in the accompanying consolidated statements of operations. The Company recognized net foreign currency exchange losses of $7.1 million, $1.4 million and $2.5 million, respectively, during fiscal years 2026, 2025 and 2024, due to unfavorable exchange rate fluctuations in certain currencies.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates. Estimates are used in accounting for, among other things: impairment of goodwill, impairment of long-lived assets, allowance for credit losses, provision for excess or obsolete inventories, valuation of deferred tax assets, warranty reserves, contingencies, operation-related accruals, fair values of awards granted under stock-based compensation plans and fair values of assets obtained and liabilities assumed in business combinations. Due to geopolitical conflicts (including the Russian invasion of Ukraine and the U.S.-Iran war), there has been and will continue to be uncertainty and disruption in the global economy and financial markets. These estimates may change as new events occur and additional information is obtained. Actual results may differ from previously estimated amounts, and such differences may be material to the consolidated financial statements. Estimates and assumptions are reviewed periodically, and the effects of revisions are reflected in the period they occur. Management believes that these estimates and assumptions provide a reasonable basis for the fair presentation of the consolidated financial statements.

Accounting for business acquisitions

From time to time, the Company pursues business acquisitions. The fair value of the net assets acquired and the results of the acquired businesses are included in the Company's consolidated financial statements from the acquisition dates forward. The Company is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and results of operations during the reporting period. Estimates are used in accounting for, among other things, the fair value of acquired net operating assets, property and equipment, intangible assets, contingent earnout, useful lives of plant and equipment and amortizable lives for acquired intangible assets. Any excess of the purchase consideration over the fair value of the identified assets and liabilities acquired is recognized as goodwill.

The Company estimates the preliminary fair value of acquired assets and liabilities as of the date of acquisition based on information available at that time. The valuation of these tangible and identifiable intangible assets and liabilities is subject to further review from management and may change between the preliminary allocation and end of the purchase price allocation period. Any changes in these estimates may have a material effect on the Company's consolidated financial position and results of operations.

Equity method investment

The Company accounts for investments in entities over which it has significant influence, but no controlling financial interest, using the equity method of accounting. Under the equity method of accounting, the investment is initially recorded at cost, within other assets, on the consolidated balance sheets. The Company participates in a joint venture based in Saudi Arabia that is accounted for under the equity method.

NEXTPOWER

Notes to the consolidated financial statements

The Company re-evaluates the classification of its equity method investment at each balance sheet date and when events or changes in circumstances indicate that there is a change in the Company's ability to exercise significant influence. Equity method investments are assessed for possible impairment whenever events or changes in circumstances indicate that the carrying value of the investment may not be recoverable.

Derivative instruments

The Company uses derivative financial instruments to manage foreign currency exchange rate risk. The Company does not enter into derivative transactions for trading purposes. All derivative instruments are recognized in the consolidated balance sheets at fair value. The accounting for changes in the fair value of a derivative instrument depends on the intended use and designation of the derivative instrument. If the derivative instrument is designated as a cash flow hedge, the effective portion of changes in the fair value of the derivative instrument is initially recognized in stockholders' equity as a component of accumulated other comprehensive income, and then recognized in the consolidated statements of operations when the hedged item affects earnings. Ineffective and excluded portions of changes in the fair value of cash flow hedges are recognized in earnings immediately. For derivative instruments that are not designated as hedging instruments, the changes in the fair value of the derivative instrument are recognized immediately in current earnings. Cash receipts and cash payments related to derivative instruments are recorded in the same category as the cash flows from the items being hedged on the consolidated statements of cash flows.

Revenue recognition

The Company accounts for revenue in accordance with Accounting Standards Codification ("ASC") 606, *Revenue From Contracts With Customers* ("ASC 606") for all periods presented. In applying ASC 606, the Company recognizes revenue from the sale of solar tracker systems, parts, extended warranties on solar tracker systems components and energy yield management systems along with associated maintenance and support. In determining the appropriate amount of revenue to recognize, the Company applies the following steps: (i) identify the contracts with the customers; (ii) identify performance obligations in the contracts; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations per the contracts; and (v) recognize revenue when (or as) Nextpower satisfies a performance obligation. In assessing the recognition of revenue, the Company evaluates whether two or more contracts should be combined and accounted for as one contract and if the combined or single contract should be accounted for as multiple performance obligations. Further, the Company assesses whether control of the product or services promised under the contract is transferred to the customer at a point in time or over time.

The Company's contracts for specific solar tracker system projects with customers are predominantly accounted for as one performance obligation because the customer is purchasing an integrated service, which includes Nextpower's overall management of the solar tracker system project and oversight through the installation process to ensure a functioning system is commissioned at the customer's location. The Company's performance creates and enhances an asset that the customer controls as the Company performs under the contract, which is principally as tracker system components are delivered to the designated project site. Although the Company sources the component parts from third party manufacturers, it obtains control and receives title of such parts before transferring them to the customer because Nextpower is primarily responsible for fulfillment to its customer. The Company's engineering services and professional services are interdependent with the component parts whereby the parts form an input into a combined output for which it is the principal, and Nextpower could redirect the parts before they are transferred to the customer if needed. The customer owns the work-in-process over the course of the project and Nextpower's performance enhances a customer-controlled asset, resulting in the recognition of the performance obligation over time. The measure of progress is estimated using an input method based on costs incurred to date on the project as a percentage of total expected costs to be incurred. The costs of materials and hardware components are recognized as control is transferred to the customer, which is typically upon delivery to the customer site. As such, the cost-based input measure is considered the best measure of progress in depicting the Company's performance in completing a tracker system.

Contracts with customers that result in multiple performance obligations include contracts for the sale of components and solar tracker system project contracts with an extended warranty and/or which include the sale of energy yield management systems.

For contracts related to sale of components, Nextpower's obligation to the customer is to deliver components that are used by the customer to create a tracker system and does not include engineering or other professional services or the obligation to provide such services in the future. Each component is a distinct performance obligation, and often the components are delivered in batches at different points in time. Nextpower estimates the standalone selling price ("SSP") of each performance obligation based on a cost plus margin approach. Revenue allocated to a component is recognized at the point in time that control of the component transfers to the customer.

At times, a customer will purchase a service-type warranty with a tracker system project. Nextpower uses a cost plus margin methodology to determine the SSP for both the tracker system project and the extended warranty. The revenue allocated to each performance obligation is recognized over time based on the period over which control transfers. The Company recognizes revenue allocated to the extended warranty on a straight-line basis over the contractual service period, which is generally 10 to 15 years. This period starts once the standard workmanship warranty expires, which is generally 2 to 10 years from the date control of the underlying tracker system components is transferred to the customer. To date, revenues recognized related to extended warranty were not material.

Nextpower generates revenues from sales of its TrueCapture and NX Navigator offerings, which are often sold separately from the tracker system. These systems are generally sold with maintenance services, which include ongoing security updates, upgrades, bug fixes and support. The energy yield management and the maintenance services are separate performance obligations. Nextpower estimates the SSP of the energy yield management solution using an adjusted market approach and estimates the SSP of the maintenance service using a cost plus margin approach. Revenue allocated to the energy yield management is recognized at a point in time upon transfer of control of the energy yield management solution, and revenue allocated to the maintenance service is generally recognized over time on a straight-line basis during the maintenance term. Revenues related to sales of energy yield management were approximately 2% for the fiscal years ended March 31, 2026 and 2025, respectively, and not material for the fiscal year ended March 31, 2024.

Bill-and-hold arrangements

Nextpower recognizes revenue associated with its federal investment tax credit ("ITC") contracts at a point in time when obligations under the terms of the contract with the customer are satisfied. This generally occurs when title, risk, custody and control have transferred to the customer in line with shipping terms.

In certain situations, the Company recognizes revenue under a bill-and-hold arrangement with its customers. For example, certain customers engage the Company to start a solar project and invest at least 5% of the total project costs, in order to meet the Safe Harbor threshold and qualify for the ITC, before it phases out. As part of the agreement, the components purchased by the customer are stored in a warehouse and segregated from any other inventory type.

During the fiscal year ended March 31, 2026, the Company recognized $144.4 million from certain customers under a bill-and-hold arrangement. No revenue was recognized under a bill-and-hold arrangement during fiscal years 2025 and 2024.

Contract estimates

Accounting for contracts for which revenue is recognized over time requires Nextpower to estimate the expected margin that will be earned on the project. These estimates include assumptions on the cost and availability of materials including variable freight costs. Nextpower reviews and updates its contract-related estimates each reporting period and recognizes changes in estimates on contracts under the cumulative catch-up method. Under this method, the impact of the adjustment on profit recorded to date is recognized in the period the adjustment is identified. Revenue and profit in future periods of contract performance is recognized using the adjusted estimate. If at any time the estimate of contract profitability indicates an anticipated loss on the contract, Nextpower recognizes the total loss in the period it is identified.

Contract balances

The timing of revenue recognition, billings and cash collections results in contract assets and contract liabilities (deferred revenue) on the consolidated balance sheets. Nextpower's contract amounts are billed as work progresses in accordance with agreed-upon contractual terms, which generally coincide with the shipment of one or more phases of the project. When billing occurs subsequent to revenue recognition, a contract asset results. Contract assets of $533.3 million and $405.9 million as of March 31, 2026 and 2025, respectively, are presented in the consolidated balance sheets, of which $133.9 million and $140.4 million, respectively, will be invoiced at the end of the projects as they represent funds withheld until the products are installed by a third party, arranged by the customer, and the project is declared operational. The remaining unbilled receivables will be invoiced throughout the project based on a set billing schedule such as milestones reached or completed rows delivered.

During the fiscal years ended March 31, 2026 and 2025, Nextpower converted $237.0 million and $203.3 million of deferred revenue to revenue, respectively, which represented 69% of the beginning period balance of deferred revenue.

Notes to the consolidated financial statements

Remaining performance obligations

As of March 31, 2026, Nextpower had $410.0 million of the transaction price allocated to the remaining performance obligations. The Company expects to recognize revenue on approximately 75% of these performance obligations in the next 12 months. The remaining long-term unperformed obligation primarily relates to extended warranty and deposits collected in advance on certain tracker projects.

Practical expedients and exemptions

Nextpower has elected to adopt certain practical expedients and exemptions as allowed under ASC 606, such as (i) recording sales commissions as incurred because the amortization period is less than one year, (ii) not adjusting for the effects of significant financing components when the contract term is less than one year, (iii) excluding collected sales tax amounts from the calculation of revenue and (iv) accounting for the costs of shipping and handling activities that are incurred after the customer obtains control of the product as fulfillment costs rather than a separate service provided to the customer for which consideration would need to be allocated.

Inflation Reduction Act of 2022 ("IRA") 45X Vendor Rebates and Assignments

On August 16, 2022, the IRA was enacted into law, which includes a new corporate minimum tax, a stock repurchase excise tax, numerous green energy credits, other tax provisions and significantly increased enforcement resources. Section 45X of the Internal Revenue Code ("IRC") of 1986, as amended, Advanced Manufacturing Production Credit ("45X Credit"), which was established as part of the IRA, is a per-unit tax credit earned over time for each clean energy component domestically produced and sold by a manufacturer. The Company has executed agreements with certain suppliers to grow its U.S. manufacturing footprint. These suppliers produce 45X Credit-eligible parts, including torque tubes and structural fasteners, that will then be incorporated into a solar tracker. The 45X Credit was eligible for domestic parts manufactured after January 1, 2023. The Company has contractually agreed with these suppliers to either share a portion of the economic value of the credit related to Nextpower's purchases, or assign their credit directly to the Company ("an assignment") pursuant to Section 6418 of the IRC. The Company accounts for these 45X Credits shared and assigned to the Company as a reduction of the purchase price of the parts acquired from the vendor and therefore a reduction of inventory until the control of the part is transferred to the customer, at which point the Company recognizes such amounts as a reduction of cost of sales on the consolidated statements of operations and comprehensive income (refer to Note 13). 45X Credits assigned to Nextpower are also treated as a reduction to the Company's federal tax payable as further discussed in Note 12.

During the fourth quarter of fiscal year 2024, the Company determined the amount and collectability of the 45X Credit vendor rebates it expected to receive in accordance with the vendor contracts and recognized a cumulative reduction to cost of sales of $121.4 million related to 45X Credit vendor rebates earned on production of eligible components shipped to projects starting on January 1, 2023 through March 31, 2024. During fiscal years 2026 and 2025, the Company recognized approximately $379.9 million and $224.9 million, respectively, of reduction to cost of sales related to the 45X Credit earned on production of eligible components shipped.

Fair value

Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability. The accounting guidance for fair value establishes a fair value hierarchy based on the level of independent objective evidence surrounding the inputs used to measure fair value. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The fair value hierarchy is as follows:

Level 1 - Applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2 - Applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, such as: quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets) such as cash and cash equivalents and money market funds; or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Notes to the consolidated financial statements

Level 3 - Applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The fair values of Nextpower's cash and cash equivalents, accounts receivable, and accounts payable approximate their carrying values due to their short maturities.

Concentration of credit risk

Financial instruments which potentially subject the Company to concentrations of credit risk are primarily accounts receivable, derivative instruments, and cash and cash equivalents.

Customer credit risk

Nextpower has an established customer credit policy, through which it manages customer credit exposures through credit evaluations, credit limit setting, monitoring and enforcement of credit limits for new and existing customers. Nextpower performs ongoing credit evaluations of its customers' financial condition and makes provisions for credit losses based on the outcome of those credit evaluations. Nextpower evaluates the collectability of its accounts receivable based on specific customer circumstances, current economic trends, historical experience with collections and the age of past due receivables. To the extent Nextpower identifies exposures as a result of credit or customer evaluations, Nextpower also reviews other customer related exposures, including but not limited to contract assets, inventory and related contractual obligations.

The following table summarizes the activity in Nextpower's allowance for credit losses during fiscal years 2026, 2025 and 2024:

	Balance at beginning of year		Charges/ (recoveries) to costs and expenses (1)		Deductions/ Write-Offs		Balance at end of year
Allowance for credit losses:			*(In thousands)*				
Fiscal year ended March 31, 2024	$	1,768	$	2,197	$	(93)	$ 3,872
Fiscal year ended March 31, 2025		3,872		(2,399)		(1)	1,472
Fiscal year ended March 31, 2026		1,472		1,050		(444)	2,078

(1) Charges and recoveries incurred during fiscal years 2026, 2025 and 2024 are primarily for costs and expenses or bad debt and recoveries related to various distressed customers.

The following table sets forth the revenue from customers that individually accounted for greater than 10% of the Company's revenue and the respective percentages during the periods included below:

	Fiscal year ended March 31,					
	2026		2025		2024	
	(In millions, except percentages)					
Customer G	*	*	*	*	$ 426.1	17%

* Percentage below 10%

The following table sets forth the percentage of accounts receivable, net and contract assets, from the Company's largest customers that exceeded 10% of its total accounts receivable, net and contract assets as of the periods included below:

	As of March 31,		
	2026	2025	2024
Customer A	*	*	12.4%
Customer G	*	*	15.5%
Former parent	*	11.5%	*

* Percentage below 10%

NEXTPOWER

Notes to the consolidated financial statements

Accounts receivable, net

Nextpower's accounts receivable are due primarily from solar contractors across the United States and internationally. Credit is extended in the normal course of business based on evaluation of a customer's financial condition and, generally, collateral is not required. Trade receivables consist of uncollateralized customer obligations due under normal trade terms requiring payment within 30 to 90 days of the invoice date. Management regularly reviews outstanding accounts receivable and provides for estimated losses through an allowance for credit losses. In evaluating the level of the allowance for credit losses, Nextpower makes judgments regarding the customers' ability to make required payments, economic events and other factors. As the financial conditions of Nextpower's customers change, circumstances develop or additional information becomes available, adjustments to the allowance for credit losses may be required. When deemed uncollectible, the receivable is charged against the allowance.

Product warranty

Nextpower offers an assurance type warranty for its products against defects in design, materials and workmanship for a period ranging from two to ten years, depending on the component. For these assurance type warranties, a provision for estimated future costs related to warranty expense is recorded when they are probable and reasonably estimable, which is typically when products are delivered. The estimated warranty liability is based on the Company's warranty model which relies on historical warranty claim information and assumptions based on the nature, frequency and average cost of claims for each product line by project. When little or no experience exists, the estimate is based on comparable product lines and/or estimated potential failure rates. These estimates are based on data from Nextpower specific projects. Estimates related to the outstanding warranty liability are re-evaluated on an ongoing basis using best-available information and revisions are made as necessary.

The following table summarizes the activity related to the estimated accrued warranty reserve for the fiscal years ended March 31, 2026 and 2025:

	As of March 31,			
	2026		2025	
	(In thousands)			
Beginning balance	$	17,981	$	12,511
Provision for warranties issued		20,325		11,613
Payments		(5,461)		(6,143)
Ending balance	$	32,845	$	17,981

Inventories

Inventories are stated at the lower of cost, determined on a weighted average basis, or net realizable value. Nextpower's inventory primarily consists of finished goods to be used and to be sold to customers, including components procured to complete the tracker system projects.

Property and equipment, net

Property and equipment are stated at cost, or acquisition-date fair value for property and equipment acquired in business combinations, less accumulated depreciation and amortization. Depreciation and amortization are recognized on a straight-line basis over the estimated useful lives of the related assets, with the exception of building leasehold improvements, which are depreciated over the term of the lease, if shorter. Repairs and maintenance costs are expensed as incurred. Property and equipment is comprised of the following:

NEXTPOWER

Notes to the consolidated financial statements

	Depreciable life (In years)	As of March 31,	
		2026	2025
		(In thousands)	
Machinery and equipment	3 - 8	$ 72,217	$ 37,929
Leasehold improvements	Up to 5	17,480	10,854
Furniture, fixtures, computer equipment and software	3 - 7	19,439	13,515
Construction-in-progress	—	11,882	18,942
		121,018	81,240
Accumulated depreciation		(42,662)	(20,845)
Property and equipment, net		$ 78,356	$ 60,395

Total depreciation expense associated with property and equipment was approximately $18.6 million, $7.9 million, and $4.1 million in fiscal years 2026, 2025 and 2024, respectively.

Nextpower reviews property and equipment for impairment at least annually and whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of property and equipment is determined by comparing the carrying amount to the lowest level of identifiable projected undiscounted cash flows the property and equipment are expected to generate. An impairment loss is recognized when the carrying amount of property and equipment exceeds the fair value. Management determined there was no impairment for the fiscal years ended March 31, 2026, 2025 and 2024.

Deferred income taxes

Nextpower accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the future tax consequences attributable to temporary differences between the financial statement carrying amounts and tax basis of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be realized or settled. Nextpower recognizes a valuation allowance if it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Nextpower accounts for uncertain income tax positions by recognizing the impact of a tax position in its consolidated financial statements when Nextpower believes it is more likely than not that the tax position would not be sustained upon examination by the appropriate tax authorities based on the technical merits of the position.

Income taxes

The Company operates in numerous states and countries and must allocate its income, expenses, and earnings under the various laws and regulations of each of these taxing jurisdictions. Accordingly, the Company's provision for income taxes represents its total estimate of the liability for income taxes that the Company has incurred in doing business each year in the jurisdictions in which Nextpower operates. Annually, the Company files tax returns that represent its filing positions with each jurisdiction and settles its tax return liabilities. Each jurisdiction has the right to audit those tax returns and may take different positions with respect to income and expense allocations and taxable earnings determinations. Because the determination of the Company's annual income tax provision is subject to judgments and estimates, actual results may vary from those recorded in its financial statements. The Company recognizes additions to and reductions in income tax expense during a reporting period that pertains to prior period provisions as its estimated liabilities are revised and its actual tax returns and tax audits are completed.

Goodwill and other intangibles assets

In accordance with accounting standards related to business combinations, goodwill is not amortized; however, certain finite-lived identifiable intangible assets, primarily customer relationships and acquired developed technology, are amortized over their estimated useful lives. Nextpower reviews identified intangible assets and goodwill for impairment whenever events or changes in circumstances indicate that the related carrying amounts may not be recoverable. Nextpower also tests goodwill at least annually for impairment at the beginning of its fourth fiscal quarter. Nextpower's Goodwill is not deductible for tax purposes. Refer to Note 5 for additional information about goodwill and other intangible assets.

Other current assets

Other current assets include short-term deposits and advances of $51.3 million and $50.2 million as of March 31, 2026 and 2025, respectively, primarily related to advance payments to certain vendors for procurement of inventory.

Other assets

Other assets include right-of-use assets of $50.9 million and $32.8 million as of March 31, 2026 and 2025, respectively, primarily related to land, building and furniture and fixtures.

Nextpower Arabia, the Company's joint venture with Abdullah Abunayyan Investment Holding ("Abunayyan"), became operational in the fourth quarter of fiscal year 2026. The new joint venture, headquartered in Riyadh, Kingdom of Saudi Arabia will provide tracker system equipment for utility-scale solar power plants across the Middle East and North Africa ("MENA") region. The shareholders of Nextpower Arabia include Nextracker Spain S.L., a wholly-owned subsidiary of the LLC, and Abunayyan. As part of the Joint Venture Agreement, the Company transferred ownership of two Saudi Arabia subsidiaries to Nextpower Arabia. The joint venture shareholders have an equal number of board seats, with the chair position appointed by Abunayyan, which also nominates the chief executive officer. Abunayyan will maintain 51% common stock ownership interest and decisions over the activities of the joint venture are made by its board through a simple majority vote, other than a defined list of reserved matters which require higher approval thresholds. Accordingly, the investment is accounted for under the equity method of accounting.

As of March 31, 2026, the Company's investment in the Nextpower Arabia joint venture totaled $5.7 million, which is classified within other assets on its consolidated balance sheets. Nextpower's equity in loss of the joint venture for fiscal year 2026 was immaterial and is included in other income, net on the consolidated statements of operations.

Accrued expenses

Accrued expenses include accruals primarily for freight and tariffs of $58.2 million and $42.9 million as of March 31, 2026 and 2025, respectively. In addition, accrued expenses also includes $71.9 million and $54.1 million of accrued payroll as of March 31, 2026 and 2025, respectively.

Tax Receivable Agreement and liability

The Tax Receivable Agreement ("TRA") liability related to the amount expected to be paid to the former parent, TPG and the TPG Affiliates pursuant to the TRA (see Note 12) was $393.2 million and $419.4 million, as of March 31, 2026 and 2025, respectively, of which $372.7 million and $394.9 million, respectively, were included in TRA liabilities and $20.5 million and 24.5 million, respectively, were included in other current liabilities on the consolidated balance sheets, representing 85% of the estimated future tax benefits subject to the TRA. Any U.S. federal, state and local income tax or franchise tax that the Company realizes or is deemed to realize (determined by using certain assumptions) as a result of favorable tax attributes, will be available to the Company as a result of certain transactions contemplated in connection with Nextpower's initial public offering ("IPO"), exchanges of Class A common stock and payments made under the TRA. The actual amount and timing of any payments under the TRA, will vary depending upon a number of factors, including, among others, the amount and timing of the taxable income the Company generates in the future and the tax rate then applicable, and the portion of its payments under the TRA constituting imputed interest. Estimating future taxable income is inherently uncertain and requires judgment. In projecting future taxable income, the Company considers its historical results as well as assumptions related to future forecasts for its various businesses by location. The impact of any changes in the total projected obligations recorded under the TRA as a result of actual changes in the geographic mix of the Company's earnings, changes in tax legislation and tax rates or other factors that may impact its actual tax savings realized will be reflected in income before taxes in the period in which the change occurs. During fiscal years 2026 and 2025, payments of $27.4 million and $15.5 million were made to the former parent, TPG and the TPG Affiliates, which are presented as a financing activity on the consolidated statement of cash flows.

Notes to the consolidated financial statements

Other liabilities

Other liabilities primarily consist of long-term lease liabilities, as disclosed in the "Leases" section below, contingent earnouts for the Company's acquisitions of $38.6 million and $2.6 million, and the long-term portion of standard product warranty liabilities of $8.0 million and $6.4 million as of March 31, 2026 and 2025, respectively. See Note 14 in the notes to the consolidated financial statements for further detail on the earnouts for the Company's business acquisitions.

Stock-based compensation

Stock-based compensation is accounted for in accordance with ASC 718-10, *Compensation-Stock Compensation*. The Company records stock-based compensation costs related to its incentive awards. Stock-based compensation cost is measured at the grant date based on the fair value of the award. Compensation cost for time-based awards is recognized on a straight-line basis over the respective vesting period. Compensation cost for performance-based awards with a performance condition is reassessed each period and recognized based upon the probability that the performance conditions will be achieved. The performance-based awards with a performance condition are expensed when the achievement of performance conditions are probable. The total expense recognized over the vesting period will only be for those awards that ultimately vest and forfeitures are recorded when they occur. Refer to Note 7 for further discussion.

Leases

Nextpower is a lessee with several non-cancellable operating leases, primarily for warehouses, buildings, and other assets such as vehicles and equipment. The Company determines if an arrangement is a lease at contract inception. A contract is a lease or contains a lease when (i) there is an identified asset, and (ii) the customer has the right to control the use of the identified asset. The Company recognizes a right-of-use ("ROU") asset and a lease liability at the lease commencement date for Nextpower's operating leases. For operating leases, the lease liability is initially measured at the present value of the unpaid lease payments at the lease commencement date. The Company has elected the short-term lease recognition and measurement exemption for all classes of assets, which allows Nextpower to not recognize ROU assets and lease liabilities for leases with a lease term of 12 months or less and with no purchase option Nextpower is reasonably certain of exercising. Nextpower has also elected the practical expedient to account for the lease and non-lease components as a single lease component, for all classes of underlying assets. Therefore, the lease payments used to measure the lease liability include all of the fixed considerations in the contract. Lease payments included in the measurement of the lease liability comprise the following: fixed payments (including in-substance fixed payments) and variable payments that depend on an index or rate (initially measured using the index or rate at the lease commencement date). As Nextpower cannot determine the interest rate implicit in the lease for its leases, the Company uses an estimated incremental borrowing rate as of the commencement date in determining the present value of lease payments. The estimated incremental borrowing rate is the rate of interest the Company would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms. The lease term for all of Nextpower's leases includes the non-cancellable period of the lease plus any additional periods covered by either an option to extend (or not to terminate) the lease that Nextpower is reasonably certain to exercise, or an option to extend (or not to terminate) the lease controlled by the lessor.

As of March 31, 2026 and 2025, current operating lease liabilities were $11.9 million and $8.5 million, respectively, which are included in other current liabilities on the consolidated balance sheets and long-term lease liabilities were $41.0 million and $25.6 million, respectively, which are included in other liabilities on the consolidated balance sheets. ROU assets are included in other assets on the consolidated balance sheets. Refer to Note 3 for additional information about Leases.

Recently issued accounting pronouncement

Accounting Standards Update ("ASU") 2025-11, *Interim Reporting—Narrow Scope Improvement*s: In December 2025, the Financial Accounting Standards Board ("FASB") issued a new accounting standard, to provide clarity and navigability of interim reporting requirements, requiring entities to provide interim financial statements and notes in accordance with U.S. GAAP and added a comprehensive list of interim disclosures required by U.S. GAAP. The new standard is effective for the Company beginning in fiscal year 2029 with early adoption permitted. The Company is currently evaluating the impact of this ASU on its financial statements and expects to adopt the new guidance in the first quarter of fiscal year 2029.

ASU 2025-09, *Derivatives and Hedging—Hedge Accounting Improvements*: In November 2025, the FASB issued a new accounting standard, aiming to better align Hedge Accounting with Risk Management. The update relaxes similar-risk requirements for grouped cash flow hedges, introduces an optional model for choose-your-rate debt, expands cash flow hedge eligibility for nonfinancial forecasts, clarifies the net written option test, and adjusts effectiveness assessment for dual foreign-currency debt hedges by excluding basis adjustments. The new standard is effective for the Company beginning in fiscal year 2028 with early adoption permitted. The Company expects to adopt the new guidance in the first quarter of fiscal year 2028 with an immaterial impact on its consolidated financial statements.

ASU 2025-05, *Financial Instruments—Credit Losses*: In July 2025, the FASB issued a new accounting standard, which provides a practical expedient (for all entities) related to the estimation of expected credit losses for current accounts receivable and current contract assets that arise from transactions accounted for under ASC 606. The new standard is effective for the Company beginning in fiscal year 2027 with early adoption permitted. The Company expects to adopt the new guidance in the first quarter of fiscal year 2027 with an immaterial impact on its consolidated financial statements.

ASU 2024-03 and 2025-01, *Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures*: In November 2024, the FASB issued a new accounting standard requiring a public business entity to provide disaggregated disclosures, in the notes to the financial statements, of certain categories of expenses that are included in expense line items on the face of the income statement. The annual reporting requirements of the new standard are effective for the Company beginning in fiscal year 2028 and interim reporting requirements are effective beginning in the first quarter of fiscal year 2029, with early adoption permitted. The Company expects to adopt the new guidance in fiscal year 2028 with an immaterial impact on its consolidated financial statements.

Recently adopted accounting pronouncement

ASU 2023-09, *Improvements to income Tax Disclosures*: In December 2023, the FASB issued a new accounting standard to expand the disclosure requirements for income taxes, specifically related to rate reconciliation and income taxes paid. The Company adopted this ASU on a prospective basis for the fiscal year ended March 31, 2026. ASU 2023-09 impacted the presentation for income tax financial statement disclosures, but did not impact the Company's operating results.

3. Leases

Nextpower has several commitments under operating leases for warehouses, buildings, and equipment. Leases have initial lease terms ranging from approximately one year to eleven years.

The components of lease cost recognized under ASC 842 *Leases* were as follow (in thousands):

	Fiscal year ended March 31,					
	2026		2025		2024	
Operating lease cost	$	12,383	$	8,049	$	2,281

Amounts reported in the consolidated balance sheet as of March 31, 2026 and 2025 were as follows (in thousands, except weighted average lease term and discount rate):

	As of March 31,			
	2026		2025	
Operating Leases:				
Operating lease ROU assets	$	50,870	$	32,795
Operating lease liabilities		52,858		34,114
Weighted-average remaining lease term (In years)		6.4		4.9
Weighted-average discount rate		5.3 %		6.2 %

NEXTPOWER

Notes to the consolidated financial statements

Other information related to leases was as follows (in thousands):

	Fiscal year ended March 31,		
	2026	2025	2024
Cash paid for amounts included in the measurement of lease liabilities:			
Operating cash flows from operating leases	$ 10,882	$ 7,780	$ 2,299
Non-cash investing and financing activity:			
Right-of-use assets obtained in exchange of lease liabilities	$ 28,360	$ 29,858	$ 15,873
Reduction of lease liabilities and right-of-use assets from lease termination	—	(8,608)	—

Future lease payments under non-cancellable leases as of March 31, 2026 are as follows (in thousands):

	Operating Leases
Fiscal year ended March 31,	
2027	$ 13,159
2028	11,758
2029	10,254
2030	5,906
2031	4,174
Thereafter	17,244
Total undiscounted lease payments	62,495
Less: imputed interest	9,637
Total lease liabilities	$ 52,858

4. Revenue

The Company disaggregates its revenue from contracts with customers by those sales recorded over time and sales recorded at a point in time. The following table presents Nextpower's revenue disaggregated based on timing of transfer-point in time and over time for the fiscal years ended March 31, 2026, 2025 and 2024:

	Fiscal year ended March 31,		
	2026	2025	2024
	(In thousands)		
Timing of Transfer			
Point in time	$ 442,012	$ 77,037	$ 35,268
Over time	3,117,378	2,882,160	2,464,573
Total revenue	$ 3,559,390	$ 2,959,197	$ 2,499,841

5. Goodwill and intangible assets

Goodwill

During fiscal year 2026, the additions to the Company's goodwill are driven by its acquisitions of Bentek Corporation ("Bentek"), OnSight Technology Inc. ("OnSight"), Origami Solar, Inc. ("Origami") and Fracsun Inc. ("Fracsun"), as further described below in Note 14. The additions to goodwill during fiscal year 2025 are driven by the Company's acquisitions of Ojjo, Inc. ("Ojjo") and the solar foundations business held by Solar Pile International ("SPI").

NEXTPOWER

Notes to the consolidated financial statements

The following table summarizes the activity in the Company's goodwill during the fiscal year ended March 31, 2026 and 2025 (in thousands):

	As of March 31,	
	2026	2025
	(In thousands)	
Beginning balance	$ 371,018	$ 265,153
Additions	117,932	103,565
Purchase accounting adjustments	—	2,300
Ending balance	$ 488,950	$ 371,018

The Company evaluates goodwill for impairment at the reporting unit level annually, and in certain circumstances, such as when there is a change in reporting units or whenever there are indications that goodwill might be impaired. The Company performed its annual goodwill impairment assessment on January 1 of each fiscal year, and assessed qualitative factors to determine whether it is more likely or not that the fair value of its reporting units is less than its carrying amount. The qualitative assessment required management to make various judgmental assumptions including but not limited to macroeconomic conditions, industry and market considerations, cost factors, financial performances, and change in stock price. Management assessed each factor and evaluated whether the evidence, in aggregate, would indicate that it is more likely than not that the Company's reporting unit is less than its carrying amount. As a result of the qualitative assessment of its goodwill, the Company determined that no impairment existed as of the dates of the impairment tests because the fair value of its reporting unit exceeded its carrying value.

Other intangible assets

Nextpower amortizes identifiable intangible assets consisting of developed technology, customer relationships, and trade names because these assets have finite lives. Nextpower's intangible assets are amortized on a straight-line basis over the estimated useful lives. The basis of amortization approximates the pattern in which the assets are utilized over their estimated useful lives. No residual value is estimated for any intangible assets.

Intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an intangible asset may not be recoverable. An impairment loss is recognized when the carrying amount of an intangible asset exceeds its fair value. The fair value of Nextpower's intangible assets is determined based on management's estimates of cash flows and recoverability. Nextpower reviewed the carrying value of its intangible assets as of March 31, 2026 and 2025, and concluded that such amounts continued to be recoverable.

The components of identifiable intangible assets are as follows (in thousands):

	Weighted-average remaining useful life (in years)	As of March 31, 2026			As of March 31, 2025		
		Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount
Developed technology	8.6	$ 72,673	$ (8,784)	$ 63,889	$ 39,200	$ (2,394)	$ 36,806
Customer relationships	3.1	19,159	(7,022)	12,137	18,000	(2,779)	15,221
Trade names and other intangibles	1.6	5,157	(3,137)	2,020	3,018	(1,804)	1,214
Total		$ 96,989	$ (18,943)	$ 78,046	$ 60,218	$ (6,977)	$ 53,241

NEXTPOWER

Notes to the consolidated financial statements

The gross carrying amount of intangible assets are removed when fully amortized. Total intangible asset amortization expense recognized in operations during the fiscal years ended March 31, 2026, 2025 and 2024 are as follows:

	Fiscal year ended March 31,		
	2026	2025	2024
	(In thousands)		
Cost of sales	$ 6,742	$ 2,744	$ 275
Selling general and administrative expense	5,225	2,779	—
Total amortization expense	$ 11,967	$ 5,523	$ 275

The estimated future annual amortization expense for the acquired finite-lived intangible assets as of March 31, 2026 is as follows:

Fiscal year ending March 31,	Amount
	(In thousands)
2027	$ 12,892
2028	11,604
2029	11,236
2030	8,282
2031	7,461
Thereafter	26,553
Total amortization expense	$ 78,028

6. The Transactions

The Company and the LLC completed the following reorganization and other transactions in connection with the IPO (collectively, referred to as the "Transactions"):

- Immediately prior to the completion of the IPO, the Company issued 128,794,522 shares of its Class B common stock to Yuma, Yuma Sub, and TPG Rise (not inclusive of those held by affiliated blocker corporations – see below) immediately following the Transactions and before giving effect to the IPO.

- Immediately prior to the completion of the IPO and as permitted under and in accordance with the limited liability company agreement of the LLC in effect prior to the IPO (the "Prior LLC Agreement"), TPG Rise exercised its right to have certain blocker corporations affiliated with TPG Rise each merge with a separate direct, wholly-owned subsidiary of the Company, with the blocker corporations surviving each such merger, in a transaction intended to qualify as a tax-free transaction. In connection with such blocker corporations' mergers, the investors in each such blocker corporation received a number of shares of the Company's Class A common stock with a value based on the Series A Preferred Units held by such blocker corporation for a total of 15,279,190 shares of the Company's Class A common stock.

- Immediately prior to the closing of the IPO, the LLC made a distribution in an aggregate amount of $175.0 million (the "LLC Distribution"). With respect to such LLC Distribution, $21.7 million was distributed to TPG Rise and $153.3 million to Yuma and Yuma Sub in accordance with their pro rata units of the LLC. The LLC Distribution was financed, in part, with net proceeds from the $150.0 million term loan under the senior credit facility with a syndicate of banks (as amended from time to time, the "Prior Credit Agreement"), as further discussed in Note 9.

- The Company used all the net proceeds from the IPO ($693.8 million) to purchase 30,590,000 the LLC common units from Yuma at a price per unit equal to $22.68.

- In connection with Yuma's transfer to the Company of 30,590,000 the LLC common units, a corresponding number of shares of the Company's Class B common stock held by Yuma were canceled.

- In connection with the IPO, the Company's repurchased all 100 shares of common stock previously issued to Yuma for an immaterial amount.

NEXTPOWER

Notes to the consolidated financial statements

On February 8, 2023, the Company amended and restated its certificate of incorporation to, among other things, authorize 900,000,000 shares of $0.0001 par value Class A common stock, 500,000,000 shares of $0.0001 par value Class B common stock, and 50,000,000 shares of par value $0.0001 preferred stock.

On February 13, 2023, the members of the LLC entered into the Third Amended and Restated Limited Liability Company Agreement of the LLC (the "LLC Agreement") to, among other things, effect the Transactions described above and to appoint the Company as the managing member of the LLC. As of March 31, 2024, the Company beneficially owned 140,773,223 the LLC common units after the completion of the IPO, the Transactions, the follow-on offering and the Spin Transactions described below.

The 2023 follow-on offering

On July 3, 2023, Nextpower completed an underwritten offering of 18,150,000 shares of Class A common stock, of which 15,631,562 shares were offered and sold by the Company and 2,518,438 shares were offered and sold by certain of the Company's stockholders for approximately $662.5 million in total gross proceeds, including the full exercise of the underwriters' option to purchase additional shares of Class A common stock. The Company received net proceeds of $552.0 million. The entire net proceeds from the sale of shares by Nextpower were used by Nextpower to acquire 14,025,000 the LLC common units from Yuma, and 1,606,562 the LLC common units from TPG Rise. Simultaneously, 14,025,000 and 1,606,562 shares of Class B common stock were surrendered by Flex and TPG, respectively, and cancelled.

As a result of this follow-on offering (referred to as the "Follow-on"), as of the closing date on July 3, 2023:

- Approximately $1.8 million of offering costs were paid by Flex.

- Immediately following the completion of the Follow-on, Flex (through Yuma and Yuma Sub), owned 74,432,619 shares of Class B common stock, representing approximately 51.45% of the total outstanding shares of the Company's outstanding common stock.

- Additionally, TPG owned 8,140,341 shares of Class B common stock representing approximately 5.63% of the total outstanding shares of the Company's outstanding common stock.

- The Company beneficially owned 62,053,870 the LLC units, representing approximately 42.91% of the total common units of the LLC.

Exchange Agreement

The Company, the LLC, Yuma, Yuma Sub and TPG entered into an exchange agreement (the "Exchange Agreement") under which Yuma, Yuma Sub and TPG (or certain permitted transferees thereof) have the right, subject to the terms of the Exchange Agreement, to require the LLC to exchange the LLC common units (together with a corresponding number of shares of Class B common stock) for newly-issued shares of Class A common stock of the Company on a basis, or, in the alternative, the Company may elect to exchange such LLC common units (together with a corresponding number of shares of Nextpower Class B common stock) for cash equal to the product of (i) the number of the LLC common units (together with a corresponding number of shares of Class B common stock) being exchanged, (ii) the then-applicable exchange rate under the Exchange Agreement (which will initially be one and is subject to adjustment) and (iii) the Class A common stock value (based on the market price of Nextpower's Class A common stock), subject to customary conversion rate adjustments for stock splits, stock dividends, reclassifications and other similar transactions; provided further, that in the event of an exchange request by an exchanging holder, Nextpower may at its option effect a direct exchange of shares of Class A common stock for the LLC common units and shares of Class B common stock in lieu of such exchange or make a cash payment to such exchanging holder, in each case pursuant to the same economic terms applicable to an exchange between the exchanging holder and the LLC. As the LLC interests are redeemable upon the occurrence of an event not solely within the control of the Company, such interests are presented in temporary equity on the consolidated balance sheets.

The Separation Transactions

On October 25, 2023, Flex announced its plan to effect a spin-off of all of its remaining interests in Nextpower pursuant to the Merger Agreement to be effected through the following transactions (together, the "Spin Transactions"): (i) a court-approved capital reduction of Flex to be carried out pursuant to Section 78G of the Singapore Companies Act (the "Capital Reduction"), (ii) a distribution of all the shares of the common stock, par value $0.001, of Yuma (the "Yuma Common Stock"), which was a wholly-owned subsidiary of Flex that, directly or indirectly, held all of Flex's remaining interest in Nextpower, by way of a distribution in specie to Flex shareholders (the "Spin Distribution"), (iii) the merger of Yuma with and into Yuma Acquisition

NEXTPOWER

Notes to the consolidated financial statements

Corp., with Yuma surviving the merger as a wholly-owned subsidiary of Nextpower (the "Merger") and pursuant to which each share of Yuma Common Stock outstanding immediately prior to the Merger would automatically convert into the right to receive a number of shares of the Company's Class A common stock based on the Exchange Ratio (as defined in the Merger Agreement) (with cash payments to holders of shares of Yuma Common Stock in lieu of any fractional shares of Nextpower's Class A common stock in accordance with the terms of the Merger Agreement), and (iv) the merger of Yuma with and into a wholly-owned limited liability company subsidiary of Nextpower, with such limited liability company surviving the merger as a wholly-owned subsidiary of Nextpower, undertaken shortly following the completion of the Merger.

On January 2, 2024, Flex completed the spin-off of all of its remaining interests in Nextpower to Flex shareholders. Immediately prior to the spin-off, Flex held 100% of the shares of Yuma Common Stock, and Yuma held, directly and indirectly through Yuma Sub, (i) 74,432,619 shares of Nextpower's Class B common stock, par value $0.0001 per share, representing approximately 51.48% of the total outstanding shares of Nextpower's common stock, based on the number of shares of Nextpower's common stock outstanding as of December 29, 2023 and (ii) 74,432,619 of the common units of the LLC, representing approximately 51.48% of the economic interest in the business of Nextpower.

In addition to the Spin Distribution, Flex and Nextpower consummated the Merger, with Yuma surviving the Merger as a wholly-owned subsidiary of Nextpower. As a result of the Merger, each share of Yuma Common Stock issued and outstanding as of immediately prior to the closing of the Merger was automatically converted into the right to receive a number of shares of Class A common stock of the Company, based on an Exchange Ratio (as defined below), with cash payments to holders of shares of Yuma Common Stock in lieu of any fractional shares of Class A common stock of the Company in accordance with the terms of the Merger Agreement. The "Exchange Ratio" is equal to the quotient of (i) 74,432,619, which is the number of shares of Class A common stock of Nextpower held by Yuma and Yuma Sub (assuming the exchange by Yuma and Yuma Sub of all the LLC common units, together with a corresponding number of shares of Class B common stock of the Company held by Yuma and Yuma Sub, for shares of Class A common stock of the Company) divided by (ii) the number of issued and outstanding shares of Yuma Common Stock immediately prior to the effective time of the Merger.

As the Merger represents a business combination of entities under common control, the transaction was accounted for in accordance with ASC 805-50, *Business Combinations* – Related Issues. Upon consummation of the Merger, the assets and liabilities of Yuma, particularly the redeemable interest in Nextpower, were recognized at their carrying value on the date of transfer as a transaction under common control. Once acquired, the redeemable noncontrolling interest was derecognized at its carrying amount. In addition, the Company recognized the issuance of its Class A common stock as consideration of the acquisition of Yuma, with the difference between the carrying value of the redeemable noncontrolling interest acquired and the par value of the Class A common stock recorded in additional paid-in capital.

On February 5, 2025, TPG exchanged all its remaining the LLC common units, together with a corresponding number of shares of Class B common stock of the Company, for shares of Class A common stock of the Company.

Up-C restructuring

As of March 31, 2026, the Company completed a series of reorganization transactions to simplify its U.S. legal entity structure. Through a series of transaction steps, the LLC was terminated as partnership as of March 31, 2026, and subsequently, the Company's Up-C structure no longer exists as of that date.

Tax distributions

During fiscal years 2026, 2025 and 2024, and pursuant to the LLC Agreement, the LLC made a pro rata tax distributions cash payment to its former non-controlling interest holders in the aggregate amount of approximately $3.0 million, $6.1 million and $66.9 million, respectively.

7. Stock-based compensation

The Company adopted the First Amended and Restated 2022 Nextpower LLC Equity Incentive Plan in April 2022 (the "LLC Plan"), which provides for the issuance of options, unit appreciation rights, performance units, performance incentive units, restricted incentive units and other unit-based awards to employees, directors, and consultants of the Company. Additionally, in connection with the Company's IPO in February 2023, the Company approved the Second Amended and Restated 2022 Nextpower Inc. Equity Incentive Plan (together with the LLC Plan, the "2022 Plan") to reflect, among other things, that the underlying equity interests with respect to awards issued under the LLC Plan shall, in lieu of common units of the LLC, relate to Class A common stock of Nextpower for periods from and after the closing of the IPO.

Notes to the consolidated financial statements

The 2022 Plan is administered by the Board or such other committee appointed by the Board. Awards granted under the 2022 Plan expire no more than 10 years from the grant date. The 2022 Plan authorized the grant of 24.0 million equity-based awards. As of March 31, 2026, the Company had approximately 11.5 million equity-based awards available for grant under the 2022 Plan.

During fiscal year 2026, the Company granted the following three types of equity-based compensation awards to its employees under the 2022 Plan:

- *Restricted incentive unit awards* ("RSU"), whereby vesting is generally contingent upon time-based vesting with continued service up to a four-year period from the grant date, with a portion of the awards vesting at the end of each year.
- *Options awards,* whereby such awards will cliff-vest on the third anniversary of the grant date, subject generally to continuous service through vesting date; and
- *Performance based vesting awards* ("PSUs") whereby vesting is generally contingent upon (i) time-based vesting with continued service through March 31, 2028, and (ii) the achievement of certain metrics specific to the Company, which could result in a range of 0 - 300% of such PSUs ultimately vesting. The earned PSUs will cliff-vest on March 31, 2028.

The service period of RSU, options and PSU awards granted in fiscal years 2025 and 2024 is three years.

On the date any performance-based vesting requirement is satisfied, the award holder will become vested in the number of awards that have satisfied the time-based vesting requirement, if any.

Stock-based compensation expense

The following table summarizes the Company's stock-based compensation expense:

	Fiscal year ended March 31,		
	2026	2025	2024
	(In thousands)		
Cost of sales	$ 16,696	$ 11,927	$ 10,764
Selling, general and administrative expenses	92,004	98,532	38,325
Research and development	11,598	8,421	7,694
Total stock-based compensation expense	$ 120,298	$ 118,880	$ 56,783

During fiscal years 2026 and 2025, the Company recognized net incremental stock-based compensation expense of approximately $3.4 million and $14.8 million, respectively, for certain PSU awards for which the performance conditions were achieved. Such expenses are included in the amounts above.

As of March 31, 2026, the total unrecognized compensation expense for unvested awards under the 2022 Plan and the related weighted average remaining period is summarized as follow:

	Unrecognized compensation expense (in thousands)	Weighted average remaining period (in years)
Options	$ 8,264	1.6
RSU	121,502	2.2
PSU	52,367	1.8
Total unrecognized compensation expense	$ 182,133	

Determining fair value — RSU awards

Valuation and Amortization Method - The Company determined the fair value of RSUs granted in fiscal years 2026, 2025 and 2024 under the 2022 Plan based on the closing price per share of its Class A common stock as of the grant date of the awards. The compensation expense is generally recognized on a straight-line basis over the respective vesting period.

NEXTPOWER

Notes to the consolidated financial statements

Determining fair value — Options and PSU awards

Valuation - The Company estimated the fair value of Options awards granted in fiscal years 2026, 2025 and 2024 under the 2022 Plan, using a Black-Scholes option pricing model.

The fair values of PSU awards granted in fiscal years 2026, 2025 and 2024, under the 2022 Plan, were estimated using Monte-Carlo simulation models, which is a probabilistic approach for calculating the fair value of the awards.

Expected volatility - Volatility used in the Black-Scholes option pricing, or in the Monte Carlo simulation, is derived from the historical volatility of Nextpower's Peer Group.

Risk-Free Rate assumptions - The Company bases the risk-free interest rate used in the Monte Carlo simulation based on the continuously compounded risk-free rate in the Monte Carlo simulations to calculate the drift rate of the Company and peer group stock prices. The risk-free rate of return was calculated using the U.S. Treasury daily yield curve.

The fair value of the Company's awards granted under the 2022 Plan was estimated based on the following assumptions:

	Fiscal year ended March 31,		
	2026	**2025**	**2024**
Expected volatility	55.0%	52% - 60%	65.0%
Expected dividends	—%	—%	—%
Risk-free interest rate	3.9% - 4.2%	4.4% - 5.0%	3.8% - 4.6%

Awards activity

The following table summarizes the RSU awards activity under the 2022 Plan for the fiscal year ended March 31, 2026:

	Fiscal year ended March 31,	
	2026	
	Number of RSUs	**Weighted average grant date fair value per share**
Unvested RSU awards outstanding, beginning of fiscal year	3,240,371	$37.04
Granted	1,633,719	69.19
Vested	(1,528,957)	32.38
Forfeited (1)	(246,378)	46.39
Unvested RSU awards outstanding, end of fiscal year	3,098,755	$55.78

(1) Awards forfeited due to employee terminations.

The weighted average grant date fair value of RSU awards granted during the fiscal years ended March 31, 2025 and 2024 was $41.52 and $41.55 per award, respectively. The total fair value of RSU awards vested during the fiscal years ended March 31, 2026, 2025 and 2024 was $88.2 million, $30.3 million and $13.2 million, respectively.

The following table summarizes the PSU awards activity under the 2022 Plan for the fiscal year ended March 31, 2026:

	Fiscal year ended March 31,	
	2026	
	Number of PSUs	**Weighted average grant date fair value per share**
Unvested PSU awards outstanding, beginning of fiscal year	1,919,723	$59.70
Granted (1)	1,090,085	75.92
Vested (2)	(2,217,548)	64.05
Unvested PSU awards outstanding, end of fiscal year	792,260	$67.09

(1) Includes 260,730 PSU awards representing the number of awards achieved above target levels based on the achievement of the performance-based metrics for the third tranche of PSU awards granted in fiscal year 2023; also includes 436,675 PSU awards

Notes to the consolidated financial statements

representing the number of awards achieved above target levels based on the achievement of the performance-based metrics for PSU awards granted in fiscal year 2024. Excludes PSU awards representing the number of awards expected to be achieved above target levels based on management's best estimate as of March 31, 2026 for the achievement of certain metrics specific to the Company related to PSU awards granted in fiscal years 2025 and 2026.

(2) Includes 260,730 PSU awards representing the number of awards achieved above target levels based on the achievement of the performance-based metrics for the third tranche of PSU awards granted in fiscal year 2023; also includes 873,350 PSU awards representing the number of awards achieved above target levels based on the achievement of the performance-based metrics for PSU awards granted in fiscal year 2024.

The weighted average grant date fair value of the PSU awards granted during the fiscal years ended March 31, 2025 and 2024 was $74.18 and $54.77 per award, respectively. The total fair value of PSU awards that vested during the fiscal year ended March 31, 2026 was $163.1 million. No PSU awards vested during the fiscal years ended March 31, 2025 and 2024.

Additional information for the PSUs awarded in fiscals year 2026 and 2025 is further detailed in the table below:

Year of grant	Performance end date	Targeted number of awards as of March 31, 2026	Weighted average grant date fair value per share	Range of shares that may be issued (1) Minimum	Maximum
Fiscal Year 2025	March 31, 2027	399,580	$58.30	380,600	761,200
Fiscal Year 2026	March 31, 2028	392,680	$76.04	589,020	1,178,040

(1) Represents the range of potential payout based on the best estimates of the achievement of certain metrics specific to the Company as of March 31, 2026.

The following table summarizes the Options awards activity under the 2022 Plan for the fiscal year ended March 31, 2026:

	Fiscal year ended March 31, 2026			
	Number of Options	Weighted average exercise price	Weighted average remaining contractual term	Aggregate intrinsic value (in thousands)
Options awards outstanding, beginning of fiscal year	3,362,498	$25.85		
Granted	185,255	56.05		
Exercised	(712)	7.36		
Forfeited (1)	(26,191)	21.00		
Options awards outstanding, end of fiscal year	3,520,850	$27.48	2.8	$ 327,685
Options awards exercisable as of end of fiscal year	316,280	$21.00	0.9	$ 31,486
Options awards vested and expected to vest, end of fiscal year	3,520,850	$27.48	2.8	$ 327,685

(1) Awards forfeited due to employee terminations.

The weighted average grant date fair value of Options awards granted during the fiscal years ended March 31, 2026, 2025 and 2024 was $32.60, $29.05 and $24.95 per award, respectively. The aggregate intrinsic value of Options awards exercised during the fiscal years ended March 31, 2026 and 2025 was $0.1 million and $0.6 million, respectively. The total fair value of Options awards vested during the fiscal years ended March 31, 2026 and 2025 was immaterial. No Options awards were vested or exercised during the fiscal year ended March 31, 2024. Cash received from Options awards exercised and the tax benefit for the tax deductions from Option awards exercised during the fiscal years ended March 31, 2026 and 2025 was immaterial.

NEXTPOWER

Notes to the consolidated financial statements

The following table presents the composition of options outstanding and exercisable as of March 31, 2026:

	Options outstanding			Options exercisable	
Range of Exercise Price	Number of Shares Outstanding	Weighted average remaining contractual life (in years)	Weighted average exercise price	Number of shares exercisable	Weighted average exercise price
<$20	—	N/A	$—	—	N/A
$20.00 - $40.00	2,590,241	1.0	21.00	316,280	21.00
$40.00 - $60.00	930,609	8.0	45.52	—	N/A
	3,520,850	2.8	$27.48	316,280	$21.00

Out of the 3.5 million options outstanding as of March 31, 2026, approximately 2.6 million options were granted in fiscal year 2023 whereby vesting was tied to certain performance metrics specific to the Company.

Share Repurchase Program

In January 2026, our board of directors approved a share repurchase program to repurchase up to an aggregate of $500.0 million of our outstanding shares of Class A common stock. The share repurchase program has a term of three years and may be modified, suspended, or terminated at any time. The number of shares to be repurchased and the timing of repurchases will be determined by us at our discretion and will depend on a number of factors, including, but not limited to, stock price, trading volume, and general market conditions, along with our working capital requirements, general business conditions, and other factors.

During fiscal year 2026, the Company repurchased and subsequently retired an immaterial number of shares of its Class A common stock for an aggregate amount, including commissions, of $0.4 million under the share repurchase program. As of March 31, 2026, approximately $499.6 million of the originally authorized amount under the share repurchase program remained available for future repurchases.

8. Earnings per share

Basic earnings per share excludes dilution and is computed by dividing net income available to Nextpower Inc. common stockholders by the weighted-average number of shares of Class A common stock outstanding during the applicable periods.

Diluted earnings per share reflects the potential dilution from stock-based compensation awards. The potential dilution from awards was computed using the treasury stock method based on the average fair market value of the Company's common stock for the period. Additionally, the potential dilution impact of Class B common stock convertible into Class A common stock was also considered in the calculation.

NEXTPOWER

Notes to the consolidated financial statements

The computation of earnings per share and weighted average shares outstanding of the Company's common stock for the period is presented below:

	Fiscal year ended March 31, 2026			Fiscal year ended March 31, 2025			Fiscal year ended March 31, 2024		
	Income Numerator	Weighted average shares outstanding Denominator	Per share Amount	Income Numerator	Weighted average shares outstanding Denominator	Per share Amount	Income Numerator	Weighted average shares outstanding Denominator	Per share Amount
	(In thousands, except share and per share amounts)								
Basic EPS									
Net income attributable to Nextpower Inc. common stockholders	$ 585,883	147,976,256	$ 3.96	$ 509,168	143,539,344	$ 3.55	$ 306,241	77,067,639	$ 3.97
Effect of Dilutive Impact									
Common stock equivalents from Options awards (1)		2,029,255			1,198,258			1,089,554	
Common stock equivalents from RSUs (2)		1,489,464			1,349,145			1,268,923	
Common stock equivalents from PSUs (3)		1,215,058			1,287,558			558,733	
Income attributable to non-controlling interests and common stock equivalent from Class B common stock	$ —	—		$ 8,078	1,901,645		$ 189,974	67,299,481	
Diluted EPS									
Net income	$ 585,883	152,710,033	$ 3.84	$ 517,246	149,275,950	$ 3.47	$ 496,215	147,284,330	$ 3.37

NEXTPOWER

Notes to the consolidated financial statements

(1) During the fiscal years ended March 31, 2026, 2025 and 2024, no Options awards and approximately 0.7 million and 0.5 million Options awards, respectively, were excluded from the computation of diluted earnings per share due to their anti-dilutive impact on the weighted-average ordinary share equivalents.

(2) During the fiscal years ended March 31, 2026, 2025 and 2024, an immaterial amount of RSU awards, were excluded from the computation of diluted earnings per share due to their anti-dilutive impact on the weighted-average ordinary share equivalents.

(3) During the fiscal years ended March 31, 2026, 2025 and 2024, no PSU awards and an immaterial amount of PSU awards and no PSU awards, respectively, were excluded from the computation of diluted earnings per share due to their anti-dilutive impact on the weighted-average ordinary share equivalents.

9. Credit facilities and other financing arrangements

Credit facilities

On September 8, 2025, the Company and the LLC, as the borrower, entered into a credit agreement (the "New Credit Agreement"), which replaced the prior credit agreement originally entered into by the Company on February 13, 2023 (as amended from time to time, the "Prior Credit Agreement"). The New Credit Agreement provides for an unsecured revolving credit facility (the "New Revolving Credit Facility") that matures on September 8, 2030 (the "Maturity Date"). The initial maximum aggregate principal amount available under the New Revolving Credit Facility is $1.0 billion. Subject to the satisfaction of certain conditions, the LLC may request an increase in the aggregate amount available under the New Revolving Credit Facility of up to $250.0 million at any time. The New Revolving Credit Facility provides for sub-facilities for the issuances of letters of credit in an aggregate amount not to exceed $500.0 million and swingline loans not to exceed $150.0 million in the aggregate.

The LLC may borrow, repay and re-borrow amounts under the New Credit Agreement from time to time until the Maturity Date. Voluntary prepayments under the New Credit Agreement are permitted from time to time generally without premium or penalty. The New Revolving Credit Facility is guaranteed by the Company and the LLC. Borrowings under the New Credit Agreement bear interest at a rate of either (i) the Term SOFR rate, (ii) the Daily Simple SOFR rate, (iii) the Term RFR rate, (iv) the Daily Simple RFR rate, or (v) the Eurocurrency Rate, plus the Applicable Margin, each as defined and described in the New Credit Agreement with respect to the applicable type of borrowing.

The LLC is required to pay a quarterly commitment fee on the undrawn portion of the New Revolving Credit Facility commitments, ranging from 7.5 to 20 basis points, depending on the LLC's consolidated net leverage ratio and credit rating. Additionally, the LLC is required to pay a quarterly letters of credit fee on the utilized portion, ranging from 87.5 to 150 basis points, also depending on the LLC's consolidated net leverage ratio and credit rating.

The New Credit Agreement contains certain affirmative and negative covenants that, among other things and subject to certain exceptions, limits the ability of the Company, LLC and its subsidiaries to incur certain additional indebtedness or liens and requires the Company and LLC to maintain a consolidated net leverage ratio below a certain threshold.

As a result of the New Credit Agreement, the Company capitalized approximately $2.0 million of issuance costs related to the New Revolving Credit Facility, which were included in other assets in the consolidated balance sheets and will be amortized over the term of the New Credit Agreement. As of March 31, 2026, the Company had approximately $922.1 million available under the New Revolving Credit Facility, net of 77.9 million of outstanding letters of credit. The Company was in compliance with all applicable covenants as of March 31, 2026.

Concurrently with the closing of the New Credit Agreement, the Company voluntarily terminated the Prior Credit Agreement, and all revolving commitments and all revolving loans under the Prior Credit Agreement, including all accrued interest or fees, have been paid and terminated in full as of September 8, 2025. The Prior Credit Agreement provided for a secured revolving credit facility in an aggregate principal amount of up to $500.0 million, of which no amounts were drawn as of termination. In conjunction with the termination, the Company wrote off all unamortized issuance costs related to the Prior Credit Agreement as of September 8, 2025 and as a result recorded a total loss of approximately $5.8 million, including debt extinguishment costs and transaction costs, in other income, net on its consolidated statements of operations for the fiscal year ended March 31, 2026. The Company incurred no termination penalties in connection with the early termination of the Prior Credit Agreement.

Supplier finance programs

The Company participates in various supplier finance programs administered by a third-party financial institution. Under such programs, certain suppliers may, at their sole discretion, elect to sell one or more of their receivables from the Company to a

Notes to the consolidated financial statements

financial institution. The Company's payment obligations to the financial institution are not accelerated and remain subject to the original contractual terms agreed with the supplier. The Company does not provide guarantees or collateral in connection with these arrangements. Amounts payable under the programs are included in accounts payable on the consolidated balance sheets and payments made under the programs are reported as operating activities on the consolidated statements of cash flows. The Company's outstanding amount payable confirmed as valid under its supplier finance programs for the fiscal year ended March 31, 2026 was $213.3 million.

10. Supplemental cash flow disclosures

The following table represents supplemental cash flow disclosures of income taxes paid, interest paid, and non-cash investing and financing activities:

	Fiscal year ended March 31,					
	2026		**2025**		**2024**	
Supplemental disclosure:			*(In thousands)*			
Income taxes paid (1)	$	64,586	$	125,519	$	28,551
Interest paid		—		10,319		10,654
Non-cash investing and financing activities:						
Unpaid purchases of property and equipment	$	1,159	$	1,663	$	1,596
Fair value of contingent considerations as of acquisition dates		29,930		2,550		—
Acquisition deferred purchase price		2,674		14,000		—
Net liabilities contributed to joint venture		4,780		—		—
Transfers from property and equipment, net to inventories		8,153		—		—
Transfers from other assets to other intangible assets, net		2,000		—		—
TRA revaluation		—		7,635		23,823
Stock-based compensation tax benefits		—		1,698		—
Unpaid distribution to former non-controlling interest holders		—		3,010		—
Other equity		—		3,476		—
Reclassification of redeemable non-controlling interest		—		—		622,292

(1) Amounts presented in fiscal years 2026 and 2025 were net of transfer and assignment of 45X Credit of $130.1 million and $63.8 million, respectively.

11. Commitments and contingencies

Litigation and other legal matters

Nextpower has accrued for a loss contingency to the extent it believes that losses are probable and estimable. The amounts accrued are not material, but it is reasonably possible that actual losses could be in excess of Nextpower's accrual. Any related excess loss could have a material adverse effect on Nextpower's results of operations or cash flows for a particular period or on Nextpower's financial condition.

On February 6, 2024, pursuant to the LLC Agreement, the LLC made pro rata tax distributions in an aggregate amount of $94.3 million to the common members of the LLC, including an aggregate of $48.5 million to Yuma Acquisition Sub LLC and Yuma Sub. As of the date of the tax distribution, Yuma Acquisition Sub LLC and Yuma Sub were wholly-owned subsidiaries of Nextpower Inc. On February 21, 2025, Flex and Flextronics International USA, Inc. (collectively "Flex Plaintiffs") filed suit in the Delaware Court of Chancery, alleging that Flex Plaintiffs are entitled to the distribution that was paid to Yuma Acquisition Sub LLC and Yuma Sub on February 6, 2024 under the terms of the contracts governing the Spin-off. The complaint asserts claims against Nextpower, the LLC, Yuma Acquisition Sub LLC and Yuma Sub (collectively "Defendants") for breach of contract, breach of the implied covenant of good faith and fair dealing, mistake and unjust enrichment. On January 21, 2026, the court issued a memorandum opinion granting Defendants' motion to dismiss the complaint. On February 16, 2026, Flex Plaintiffs filed a notice of appeal with the Delaware Supreme Court. Briefing on appeal will be completed by May 19, 2026.

Notes to the consolidated financial statements

Based on the current procedural posture of this matter, including the court's memorandum opinion granting Defendants' motion to dismiss and the subsequent appeal, Nextpower is unable to reasonably estimate a loss, if any, arising from this matter.

On December 27, 2024, a class action lawsuit alleging violations of federal securities laws was filed by a purported stockholder in the U.S. District Court for the Northern District of California, naming as defendants Nextpower and certain of the Nextpower officers, alleging that defendants made false and misleading statements about our business, financial results and prospects. The plaintiffs sought unspecified monetary damages and other relief on behalf of the purported class. On March 9, 2026, the court granted defendants' motion to dismiss the complaint while allowing plaintiffs leave to amend. On April 6, 2026, plaintiffs served notice that they would not file an amended complaint. On April 13, 2026, the court dismissed the action with prejudice and entered judgment in favor of Nextpower and all other defendants. Plaintiffs had until May 13, 2026 to file an appeal. Plaintiffs did not appeal the judgment and the judgment is therefore final.

On January 23, 2025 and March 18, 2025, purported stockholders of Nextpower filed stockholder derivative actions against the Nextpower directors and certain of its officers in the U.S. District Court for the Northern District of California based on factual allegations similar to those underlying the securities class action described above. The derivative actions assert claims on behalf of Nextpower for, among other things, violations of the federal securities laws and breaches of fiduciary duties, and seek damages and restitution to be paid to Nextpower by the individual defendants, governance changes and attorney's fees and costs. The derivative cases were stayed pending resolution of the securities class action. On May 14, 2026, following the final judgment in favor of all defendants in the related securities class action, the parties filed a stipulation requesting that the court dismiss the derivative cases without prejudice, which the court granted on May 15, 2026.

Antidumping and Countervailing Duties

Under an August 2023 "circumvention" determination by the U.S. Department of Commerce ("Commerce"), crystalline solar photovoltaic ("CSPV") cells and modules produced in Cambodia, Malaysia, Thailand and Vietnam using wafers and other key components made in China and entered into the United States on or after April 1, 2022 are subject to antidumping duty and countervailing duty ("AD/CVD") orders on CSPV cells and modules from China that have been in place since 2012 ("Solar Circumvention Determination"). AD/CVD cash deposit rates for CSPV modules covered by the China AD/CVD orders vary significantly depending on the producer and exporter of the modules and may amount to over 250% of the entered value of the imported merchandise.

In September 2022, in response to Presidential Proclamation 10414, Commerce published a final rule that exempted CSPV modules subject to the Solar Circumvention Determination from AD/CVD cash deposits and duties if the CSPV modules entered the United States before June 6, 2024 and were utilized by December 3, 2024, and if the importer of the modules complied with certain certification requirements (the "Solar Duty Waiver Regulation"). Commerce also implemented a separate certification mechanism for importers to demonstrate that imported CSPV modules are not subject to the Solar Circumvention Determination as a result of falling outside of the scope of the determination. CSPV modules imported from Cambodia, Malaysia, Thailand and Vietnam and not demonstrated via certifications to be either covered by the Solar Duty Waiver Regulation or outside the scope of the Solar Circumvention Determination are subject to AD/CVD cash deposits and possible final AD/CVD duty liability at varying rates depending on the producer and exporter of the modules.

On August 22, 2025, the U.S. Court of International Trade ("CIT") issued a decision declaring the Solar Duty Waiver Regulation unlawful and ordering the U.S. government to impose AD/CVD duties on merchandise that had benefitted from the Solar Duty Waiver Regulation. The CIT's decision has been appealed to the U.S. Court of Appeals for the Federal Circuit ("Federal Circuit"), and the CIT's judgment has been stayed during the pendency of that appeal.

Since April 2022, Nextpower has imported proprietary CSPV smart modules from Malaysia and Thailand that provide off-grid power to our controllers located either on each tracker row or on weather stations at the project site. Nextpower submitted certifications for the modules to either utilize the Solar Duty Waiver Regulation or to demonstrate that the modules do not fall within the scope of the Solar Circumvention Determination, but Nextpower did not strictly follow all of the certification procedures for a number of these entries. If the Federal Circuit upholds the CIT's decision in the litigation challenging the Solar Duty Waiver Regulation or Nextpower's certifications are found to be invalid, Nextpower could be required to pay AD/CVD amounts with respect to the applicable entries of the modules.

In December 2024, in connection with the August 2023 Solar Circumvention Determination, U.S. Customs and Border Protection ("CBP") instructed Nextpower to pay AD/CVD cash deposits totaling approximately $1 million, relating to a small number of our imports of CSPV modules from Malaysia and Thailand that entered the United States prior to June 6, 2024. CBP

Notes to the consolidated financial statements

required the cash deposit payment based on the agency's perception that certifications accompanying the imports were deficient. If CBP were to instruct us to make AD/CVD cash deposit payments relating to other past imports of our proprietary CSPV modules based on the Solar Circumvention Determination, such additional cash deposits could be substantially higher and may not be ultimately refunded to us.

To mitigate the AD/CVD duty risk, Nextpower has submitted a prior disclosure to CBP informing CBP of the potential procedural deficiencies with respect to the certifications submitted by Nextpower. Even if the Solar Duty Waiver Regulation is ultimately upheld on appeal, CBP may reject Nextpower's certifications and attempt to subject Nextpower's entries to the Solar Circumvention Determination and the AD/CVD orders on CSPV cells and modules from China.

To further mitigate the risk of possible invalidation of the Solar Duty Waiver Regulation and/or the potential procedural certification deficiencies, Nextpower filed a request for a changed circumstances review with Commerce, seeking an exclusion for its off-grid smart CSPV modules from the AD/CVD orders on CSPV cells and modules from China, retroactive to January 1, 2022, which is before the effective date of the Solar Circumvention Determination. In December 2025, Commerce issued the final results of the changed circumstances review and granted an exclusion for Nextpower's off-grid smart CSPV modules for purposes of the CVD order on CSPV cells and modules from China, retroactive to January 1, 2022, and also for purposes of the AD order on CSPV cells and modules from China, retroactive to December 1, 2022.

Prior to the issuance of Commerce's final results in the changed circumstances review, Nextpower estimated the potential AD/CVD duty liability with respect to the entries at risk because of the possible invalidation of the Solar Duty Waiver Regulation and/or the potential procedural certification deficiencies to be as high as approximately $120 million, plus compounded interest which could be significant, depending upon the specific scenarios. Following Commerce's final grant of the retroactive exclusion, the potential AD/CVD duty liability, if any, with respect to such at risk entries has been substantially reduced but remains unknown. The outcome of the litigation challenging the Solar Duty Waiver Regulation and CBP's treatment of Nextpower's certifications remain unclear.

12. Income taxes

As disclosed in Note 2, the Company adopted ASU 2023-09, *Income Taxes – Improvements to Income Tax Disclosures*, for the annual disclosures for the fiscal year ended March 31, 2026 on a prospective basis. Comparative financial information for prior periods has not been recast and continues to be reported under the accounting standards in effect for those periods.

The domestic and foreign components of income before income taxes were comprised of the following:

	Fiscal year ended March 31,					
	2026		2025		2024	
	(In thousands)					
Domestic	$	634,828	$	620,166	$	576,009
Foreign		78,998		27,850		31,988
Total	$	713,826	$	648,016	$	607,997

Notes to the consolidated financial statements

The provision for income taxes for fiscal year 2026 consisted of the following, subsequent to the adoption of ASU 2023-09:

	Fiscal year ended March 31, 2026
Current:	*(In thousands)*
Federal	$ 105,229
State	8,356
Foreign	14,581
Total	128,166
Deferred:	
Federal	$ 11,045
State	(3,506)
Foreign	(7,762)
Total	(223)
Provision for income taxes	$ 127,943

The provision for income taxes for fiscal years 2025 and 2024 consisted of the following, prior to the adoption of ASU 2023-09:

	Fiscal year ended March 31,	
	2025	2024
Current:	*(In thousands)*	
Domestic	$ 132,181	$ 65,286
Foreign	11,486	7,904
Total	143,667	73,190
Deferred:		
Domestic	$ (13,452)	$ 30,496
Foreign	555	8,096
Total	(12,897)	38,592
Provision for income taxes	$ 130,770	$ 111,782

NEXTPOWER

Notes to the consolidated financial statements

The domestic statutory income tax rate was 21% in fiscal years 2026, 2025 and 2024. The reconciliation of the income tax expense expected based on domestic statutory income tax rates to the expense (benefit) for income taxes included in the consolidated statements of operations is as follows, subsequent to the adoption of ASU 2023-09 (in thousands, except percentages):

	Fiscal year ended March 31, 2026	
	Amount	Percent
U.S. federal tax at statutory rate	$ 149,903	21.0 %
State and local income taxes, net of federal income tax effect (1)	5,710	0.8 %
Foreign tax effects:		
Spain		
Transfer pricing adjustment	(13,680)	(1.9)%
Other	5,380	0.8 %
Other foreign jurisdictions	(1,043)	(0.1)%
Effects of cross-border tax laws		
Foreign-derived intangible income	(15,208)	(2.1)%
Tax credits	(9,180)	(1.3)%
Nontaxable or nondeductible items:		
Stock-based compensation expense (2)	6,117	0.9 %
Other	(56)	— %
Total provision for income taxes and effective tax rate	$ 127,943	17.9 %

(1) State and local taxes in Arizona, California, Illinois, Indiana, and Wisconsin made up the majority (greater than 50%) of the tax effect in this category.

(2) Includes amounts related to non-deductible stock-based compensation, non-deductible executive compensation, and excess tax benefits or shortfalls from stock-based compensation. The total includes $8.7 million related to excess tax benefits on current year vested and exercised awards.

The reconciliation of the income tax expense expected based on domestic statutory income tax rates to the expense (benefit) for income taxes included in the consolidated statements of operations is as follows, prior to the adoption of ASU 2023-09:

	Fiscal year ended March 31,	
	2025	2024
	(In thousands)	
Income taxes based on domestic statutory rates	$ 136,083	$ 127,679
Effect of tax rate differential	1,682	2,165
Foreign-derived intangible income deduction	(20,747)	(9,055)
Foreign disregarded entities	6,261	5,574
Change in TRA liability	23	(12,416)
Amount allocated to non-controlling interest	(1,702)	(41,348)
Stock-based compensation	7,097	—
State	15,314	7,810
Change in state effective rate	(7,494)	31,279
Other	(5,747)	94
Provision for income taxes	$ 130,770	$ 111,782

NEXTPOWER

Notes to the consolidated financial statements

The amounts of income taxes paid by jurisdiction for the fiscal year ended March 31, 2026, subsequent to the adoption of ASU 2023-09 (in thousands):

	Fiscal year ended March 31, 2026
Federal (1)	$ 160,629
State and Local	27,455
Foreign	8,074
Total income taxes paid	$ 196,158

(1) Includes assigned or transferred 45X Federal Tax Credits of $130.1 million.

The components of deferred income taxes are as follows:

	As of March 31,	
	2026	2025
Deferred tax liabilities:	*(In thousands)*	
Foreign taxes	$ (20,908)	$ (18,128)
Fixed assets	(3,410)	(2,871)
Intangible assets	(13,704)	(10,329)
Others	(12,081)	(4,047)
Total deferred tax liabilities	(50,103)	(35,375)
Deferred tax assets:		
Stock-based compensation	19,186	24,125
Deferred revenue	22,446	—
Capitalized research and development	47,117	—
Goodwill	289,986	—
Net operating loss and other carryforwards	27,293	23,417
Investment in the LLC	—	435,802
TRA liability	60,524	—
Interest deduction on investment in the LLC	40,483	28,267
Foreign tax credits	17,065	13,632
Others	37,828	9,962
Total deferred tax assets	561,928	535,205
Valuation allowances	(1,253)	(1,052)
Total deferred tax assets, net of valuation allowances	560,675	534,153
Net deferred tax asset	$ 510,572	$ 498,778
The net deferred tax asset is classified as follows:		
Long-term asset	$ 511,815	$ 498,778
Long-term liability	(1,243)	—
Total	$ 510,572	$ 498,778

As of March 31, 2026, the Company has terminated the status of the LLC as a partnership for U.S. federal income tax purposes, as such, the investment in the LLC deferred tax asset of $435.8 million, as of March 31, 2025, was recast into separate components including a goodwill deferred tax asset of $290.0 million. The Company has recorded deferred tax assets of

NEXTPOWER
Notes to the consolidated financial statements

approximately $27.3 million related to tax losses and other carryforwards. These tax losses and other carryforwards will expire at various dates as follows:

Expiration dates of deferred tax assets related to operating losses and other carryforwards	Amount
Fiscal year	*(In millions)*
2027 - 2032	$ 2,847
2033 - 2038	253
2039 - Post	827
Indefinite	23,366
Total	$ 27,293

Management assesses the available positive and negative evidence to estimate whether sufficient future taxable income will be generated to permit use of the existing deferred tax assets. On the basis of this evaluation, for the fiscal year ended March 31, 2026, no material change to the valuation allowance account of $1.3 million has been recorded to recognize only the portion of the deferred tax asset that is more likely than not to be realized. The amount of the deferred tax asset considered realizable, however, could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

As of March 31, 2026, the Company has provided for earnings in foreign subsidiaries that are not considered to be indefinitely reinvested and therefore subject to withholding taxes on $124.3 million of undistributed foreign earnings, recording a deferred tax liability of approximately $8.9 million thereon.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	Fiscal year ended March 31,		
	2026	2025	2024
		(In thousands)	
Balance, beginning of fiscal year	$ 1,118	$ 349	$ 434
Increase / (decrease) to tax positions in prior period	—	(4)	(85)
Increase due to business combinations	547	1,118	—
Lapse of statute of limitations	—	(345)	—
Balance, end of fiscal year	$ 1,665	$ 1,118	$ 349

Nextpower and its subsidiaries file federal, state, and local income tax returns in multiple jurisdictions around the world. With few exceptions, Nextpower is no longer subject to income tax examinations by tax authorities for years before 2018.

The Company recognizes interest and penalties accrued related to unrecognized tax benefits within the Company's tax expense. The Company had immaterial accrued interest and penalties as of March 31, 2026 and 2025, respectively. To the extent taxes are not assessed with respect to uncertain tax positions, substantially all amounts accrued (including interest and penalties) will be reduced and reflected as a reduction of the overall income tax provision.

The Company has entered into 45X Credit transfer and assignment agreements with certain suppliers which resulted in an offset of the Company's federal tax payable by $130.1 million and $63.8 million for the fiscal years ended March 31, 2026 and 2025, respectively.

Tax Receivable Agreement

On February 13, 2023, Nextpower Inc. entered into the TRA with the LLC, Yuma, Yuma Sub, TPG Rise and the TPG Affiliates. The TRA provides for the payment by Nextpower Inc. to Yuma, Yuma Sub, TPG and the TPG Affiliates (or certain permitted transferees thereof) of 85% of the tax benefits, if any, that Nextpower Inc. is deemed to realize under certain circumstances as a result of (i) its allocable share of existing tax basis in tangible and intangible assets resulting from exchanges or acquisitions of outstanding Series A Preferred Units or common units of the LLC (collectively, the "LLC Units"), including as part of the Transactions or under the Exchange Agreement, (ii) increases in tax basis resulting from exchanges or acquisitions of LLC Units and shares of Nextpower Inc.'s Class B common stock (including as part of the Transactions or under the Exchange Agreement), (iii) certain pre-existing tax attributes of certain blocker corporations affiliated with TPG Rise that each merged with a separate direct, wholly-owned subsidiary of Nextpower Inc., as part of the Transactions, and (iv)

Notes to the consolidated financial statements

certain other tax benefits related to Nextpower Inc. entering into the TRA, including tax benefits attributable to payments under the TRA. Prior to the Spin-off, Yuma and Yuma Sub assigned their respective rights under the TRA to an entity that remains an affiliate of the former parent.

As of March 31, 2026 and 2025, a liability of $393.2 million and $419.4 million, respectively, was recorded for the expected amount to be paid to the affiliate of the former parent, TPG and the TPG affiliates, of which $372.7 million and $394.9 million, respectively, were included in TRA liabilities and $20.5 million and $24.5 million, respectively, were included in other current liabilities on the consolidated balance sheets.

Pillar Two

The Organization for Economic Co-operation and Development ("OECD"), a global policy forum, issued Pillar Two Global Anti-Base Erosion rules, which a global minimum tax of 15% would apply to multinational groups with consolidated financial statement revenue in excess of EUR 750 million. The Company has evaluated the impact of these rules and currently believes that it will not have a material impact on its financial results through 2026.

As many countries have proposed or enacted Pillar Two in jurisdictions in which the Company operates, the Company continues to monitor the relevant developments.

Tax distributions

During fiscal years 2026, 2025 and 2024 and pursuant to the LLC Agreement, the LLC made pro rata tax distributions cash payment to its former non-controlling interest holders in the aggregate amount of approximately $3.0 million, $6.1 million, and $66.9 million, respectively.

13. Segment reporting

Operating segments are defined as components of an enterprise for which separate financial information is available that is evaluated regularly by the Chief Operating Decision Maker ("CODM"), or a decision-making group, in deciding how to allocate resources and in assessing performance. Resource allocation decisions and Nextpower's performance are assessed by its Chief Executive Officer, identified as the CODM, using consolidated net income as the primary measure of segment profit to support business expansion, new product development and operational efficiencies.

The measure of segment assets is reported on the consolidated balance sheets as total consolidated assets.

For all periods presented, Nextpower has one operating and reportable segment. The following table presents significant segment expenses with respect to the Company's single reportable segment for the fiscal years ended March 31, 2026, 2025 and

NEXTPOWER

Notes to the consolidated financial statements

2024 (prior year segment expenses have been reclassified to separately present tariffs to be consistent with the current year presentation):

| | Fiscal year ended March 31, | | |
	2026	2025	2024
	(In thousands)		
Revenue	$ 3,559,390	$ 2,959,197	$ 2,499,841
Less:			
Material cost	2,226,920	1,799,343	1,498,699
45X vendor credits	(379,874)	(224,879)	(121,405)
Tariffs	130,406	19,729	16,775
Freight, labor and other cost of sales	421,843	356,179	292,723
Selling, general and administrative expenses	341,920	290,321	183,571
Research and development	120,909	79,392	42,360
Interest expense	2,623	13,096	13,820
Other income, net	(19,183)	(22,000)	(34,699)
Provision for income taxes	127,943	130,770	111,782
Net income	$ 585,883	$ 517,246	$ 496,215

The following table sets forth geographic information of revenue based on the locations to which the products are shipped:

	Fiscal year ended March 31,					
	2026		2025		2024	
Revenue:	*(In thousands, except percentages)*					
U.S.	$ 2,730,699	77%	$ 2,031,603	69%	$ 1,702,611	68%
Rest of the World	828,691	23%	927,594	31%	797,230	32%
Total	$ 3,559,390		$ 2,959,197		$ 2,499,841	

The United States is the principal country of domicile.

The following table summarizes the countries that accounted for more than 10% of revenue in fiscal years 2026, 2025 and 2024. Revenue is attributable to the countries to which the products are shipped.

	Fiscal year ended March 31,					
	2026		2025		2024	
Revenue:	*(In thousands, except percentages)*					
U.S.	$ 2,730,699	77%	$ 2,031,603	69%	$ 1,702,611	68%
Brazil	—	*	—	*	281,272	11%

* Percentage below 10%

No other country accounted for more than 10% of revenue for the fiscal years presented in the table above.

As of March 31, 2026 and 2025, property and equipment, net in the United States was $73.7 million and $56.6 million, respectively, which represents substantially all of the Company's consolidated property and equipment, net. No other countries accounted for more than 10% of property and equipment, net as of March 31, 2026 and 2025.

NEXTPOWER

Notes to the consolidated financial statements

14. Business acquisitions

Fiscal 2026 Acquisitions

During the fiscal year ended March 31, 2026, the Company completed four acquisitions (the "2026 Acquisitions"), as described below.

- On May 7, 2025, as part of an all-cash transaction, the Company acquired 100% of the ownership interest in Bentek Corporation ("Bentek"), an industry pioneer and manufacturer of electrical infrastructure components that collect and transport electricity from solar panels to the power grid. The acquisition combines Bentek's engineered, pre-assembled eBOS solutions with Nextpower's solar tracker platform, providing customers with streamlined procurement and project logistics from a single source.

- On May 9, 2025, the Company acquired 100% of the ownership interest in OnSight, an autonomous robotic inspection and fire detection system for solar plants. OnSight expands the Company's strategy focused on applying automation, data, and advanced technologies to solar power plant deployment and operations, including applications in installation, inspection, and ongoing system management.

- On September 8, 2025, the Company acquired 100% of the ownership interest in Origami Solar, Inc. ("Origami"), a pioneer in roll-formed steel frame technology for solar panels. Steel frames offer a high-performance alternative to traditional extruded aluminum frames, delivering strength and durability, competitive cost, and the potential for a more localized supply chain.

- On November 7, 2025, in an all-cash transaction, the Company also acquired 100% of the ownership interest in Fracsun, a market leader in solar panel soiling measurement and monitoring solutions.

The 2026 Acquisitions continue Nextpower's strategy of adding and incorporating complementary technologies into the company's market-leading tracker platform to accelerate solar power plant construction, increase performance, and enhance long-term reliability. The aggregate cash consideration of the 2026 Acquisitions was approximately $116.8 million, net of cash acquired. Their aggregate total purchase price of $149.4 million includes $2.7 million of deferred consideration expected to be paid within a 12-month period, and $29.9 million of estimated contingent earnout in aggregate (with a maximum possible consideration of $58.5 million).

Fiscal 2025 Acquisitions

During the fiscal year ended March 31, 2025, the Company completed three acquisitions (the "2025 Acquisitions"), as described below.

- On June 20, 2024, as part of an all-cash transaction, the Company acquired 100% of the ownership interest in Ojjo, a renewable energy company specializing in foundations technology and services used in ground-mount applications for solar power generation.

- Further, on July 31, 2024, the Company closed the acquisition of the solar foundations business held by Solar Pile International ("SPI") through the purchase of Spinex Systems Inc. and assets held by other SPI affiliates.

The 2025 Acquisitions expand the Company's foundations offering by accelerating its capability to offer customers a more complete integrated solution for solar trackers and foundations. The development of any utility-scale project is a long and complex process. Foundations are a key part of every utility-scale solar project installation. In addition, projects are often confronted with unique challenges related to land use considerations and exceptional variation in subsurface conditions. The Company believes there is additional value for its customers in combining tracker systems and foundations to form an integrated solution, particularly for difficult and unique soil conditions.

The aggregate cash consideration of the 2025 Acquisitions was approximately $144.7 million, net of $4.4 million cash acquired. Additionally, the aggregate total purchase price of $164.7 million includes $14.0 million of deferred consideration expected to be paid within a 12-month period, a $3.4 million release of a loan obligation previously owed by the seller and a $2.6 million contingent earnout. The contingent earnout has a maximum possible consideration of $6.0 million upon the

Notes to the consolidated financial statements

achievement of future revenue performance targets, measured in megawatts ("MW"), over a four-year period starting October 1, 2024.

The preliminary allocation of the purchase price to the tangible and identifiable intangible assets acquired and liabilities assumed for the 2026 and 2025 Acquisitions were based on their preliminary estimated fair values as of the dates of the acquisitions. The excess of the purchase price over the tangible and identifiable intangible assets acquired and liabilities assumed has been allocated to goodwill. Goodwill is not deductible for income tax purposes.

Additional information, which existed as of the acquisition dates, may become known to the Company during the remainder of the measurement period, which is a period not to exceed 12 months from the date of the relevant acquisition. Changes to amounts recorded as assets and liabilities may result in a corresponding adjustment to goodwill during the respective measurement period.

The following represents the Company's preliminary allocation of the 2026 Acquisitions and the final allocation of the 2025 Acquisitions aggregate purchase price to the acquired assets and liabilities (in thousands):

	2026 Acquisitions	2025 Acquisitions
Current assets	$ 23,375	$ 5,484
Property and equipment	6,729	23,576
Intangible assets	25,767	49,700
Goodwill	117,932	105,865
Other assets	12,840	4,633
Total assets	186,643	189,258
Current liabilities	28,421	17,467
Other liabilities, non-current	8,857	7,074
Total purchase price, net of cash acquired	$ 149,365	$ 164,717

Intangible assets for the 2026 Acquisitions are comprised of $22.5 million of developed technology to be amortized over an estimated useful life of 9.3 years, $2.1 million of trade names to be amortized over an estimated useful life of 1.9 years, and $1.2 million of customer relationships to be amortized over an estimated useful life of 1.2 years. Intangible assets for the 2025 Acquisitions were comprised of $31.7 million of developed technology to be amortized over an estimated useful life of ten years, and $18.0 million of customer relationships to be amortized over an estimated useful life of five years. The fair value assigned to the identified intangible assets was estimated based on an income approach, which provides an indication of fair value based on the present value of cash flows that the acquired business is expected to generate in the future. Key assumptions used in the valuation included forecasted revenues, cost of sales and operating expenses, royalty rate, discount rate and weighted average cost of capital. The useful life of the acquired intangible assets for amortization purposes was determined by considering the period of expected cash flows used to measure the fair values of the asset, adjusted for certain factors that may limit the useful life.

The results of operations of the 2026 and 2025 Acquisitions were included in the Company's consolidated financial statements beginning on the dates of the acquisitions, and were not material for all periods presented.

Pro-forma results of operations have not been presented because the effects of the 2026 and 2025 Acquisitions were not material to the Company's consolidated financial results for all periods presented.

The Company incurred approximately $10.3 million and $5.3 million of acquisition costs during the fiscal years ended March 31, 2026 and 2025, respectively, which are presented as selling, general and administrative expenses on the consolidated statement of operations.

Contingent earnout liabilities

The 2026 and 2025 Acquisitions contain various contingent earnout liabilities based on specific achievement criteria for various operational and/or performance targets. The fair value of the respective contingent earnout liabilities is estimated using the combination of a Scenario Based Method which identifies probability-weighted outcomes scenarios to arrive at an expected payoff and/or a Monte-Carlo simulation model. The Monte-Carlo simulation model is a probabilistic approach used to simulate

Notes to the consolidated financial statements

future revenue and calculate the potential contingent consideration payments for each simulated path. The inputs are unobservable in the market and therefore categorized as Level 3 inputs in the fair value measurement. At each reporting period, the Company evaluates the fair value of its contingent earnout obligations and records any changes in fair value of such liabilities in other income, net in its consolidated statements of operations. The balance of the contingent earnout liabilities is included in other liabilities in the consolidated balance sheets.

The following table represents the activity related to the contingent earnout for the fiscal years ended March 31, 2026 and 2025 (in thousands):

Balance as of March 31, 2024	$	—
Additions		2,550
Balance as of March 31, 2025		**2,550**
Additions		29,930
Change in fair value (1)		6,130
Payments		(66)
Balance as of March 31, 2026	$	**38,544**

(1) Changes in the fair value of contingent earnout identified during fiscal year 2026 are recorded within other income, net on the Company's consolidated statements of operations, and are presented within net cash provided by operating activities on the consolidated statements of cash flows.

On May 12, 2026, the Company announced it has entered into a definitive agreement to acquire complementary assets of Zigor Corporation's power conversion business and its U.S.-based subsidiary, Apex Power, for a total purchase price of approximately $80.5 million, consisting of cash consideration of $46 million, and up to $34.5 million in potential earnout. The closing of the acquisition is subject to foreign direct investment (FDI) approval by the Spanish government and other customary conditions. The transaction is expected to expand Nextpower's product portfolio and capabilities in utility-scale solar power conversion and support its entry into battery energy storage and data center markets.

15. Derivative financial instruments

Cash Flow Hedges

During the fiscal year ended March 31, 2026, the Company entered into forward foreign exchange contracts to effectively lock in the value of anticipated foreign currency denominated revenues against foreign currency fluctuations. The related forward foreign exchange contracts have been designated as hedging instruments and are accounted for as cash flow hedges. The Company's forward foreign exchange contracts, including cash flow hedges, are measured at fair value as Level 2 by hierarchy level on a recurring basis, based on foreign currency spot rates and forward rates quoted by banks or foreign currency dealers. The effective gain or loss on cash flow hedges is initially recorded as a component of other comprehensive income, net of tax, and is subsequently reclassified into the line item within the consolidated statements of operations in which the hedged items are recorded, in the same period in which the hedged item affects earnings. The aggregate notional amount of these outstanding cash flow hedge contracts as of March 31, 2026 was 79 million Euros. Deferred gains were $0.6 million as of March 31, 2026 and are expected to be recognized primarily as a component of revenue in the consolidated statements of operations over the next twelve-month period.

The changes in accumulated other comprehensive income related to the cash flow hedges were immaterial for fiscal year 2026 and the gains recognized upon settlement of the hedged transactions were recorded in revenue on the consolidated statement of operations.

NEXTPOWER

Notes to the consolidated financial statements

The following table presents the fair value of the Company's derivative instruments utilized for foreign currency risk management purposes at March 31, 2026 and 2025, respectively (in thousands):

	Asset Derivatives			Liability Derivatives		
		Fair Value			Fair Value	
	Balance Sheet Location	March 31, 2026	March 31, 2025	Balance Sheet Location	March 31, 2026	March 31, 2025
Derivatives designated as cash flow hedge:						
Foreign exchange forward contracts	Other current assets	$ 598	$ —	Other current liabilities	$ (6)	$ —

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

a. Evaluation of Disclosure Controls and Procedures

We maintain "disclosure controls and procedures," as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that are designed to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in Securities and Exchange Commission rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and our Principal Financial Officer, to allow timely decisions regarding required disclosure. The design of any disclosure controls and procedures also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures as of March 31, 2026. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of such date, our disclosure controls and procedures were effective at the reasonable assurance level.

b. Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate "internal control over financial reporting," as defined in Rule 13a-15(f) and Rule 15d-15(f) under the Exchange Act. Our management conducted an evaluation of the effectiveness of our internal control over financial reporting as of March 31, 2026 based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on the results of its evaluation, management concluded that our internal control over financial reporting was effective as of March 31, 2026. The effectiveness of our internal control over financial reporting as of March 31, 2026 has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in its report dated May 19, 2026, which has been included herein.

c. Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the quarter ended March 31, 2026 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

d. Inherent Limitations on Effectiveness of Controls

Our management, including our Chief Executive Officer and Chief Financial Officer, believes that our disclosure controls and procedures and internal control over financial reporting are designed to provide reasonable assurance of achieving their objectives and are effective at the reasonable assurance level. However, our management does not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent or detect all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. These inherent limitations include the realities that judgments in decision making can be faulty, and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by management override of the controls. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls may become inadequate because of changes in conditions, or the degree of compliance with policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the Board of Directors of Nextpower Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Nextpower Inc. (formerly Nextracker Inc.) and subsidiaries (the "Company") as of March 31, 2026, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2026, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended March 31, 2026, of the Company and our report dated May 19, 2026, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying "Management's Report on Internal Control Over Financial Reporting." Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte & Touche LLP

San Jose, California

May 19, 2026

ITEM 9B. OTHER INFORMATION

Rule 10b5-1 and Non-Rule 10b5-1 Trading Arrangements

None.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Information with respect to this item may be found in Nextpower Inc.'s definitive proxy statement to be delivered to shareholders in connection with Nextpower Inc.'s 2026 Annual Shareholders Meeting. Such information is incorporated by reference.

ITEM 11. EXECUTIVE COMPENSATION

Information with respect to this item may be found in Nextpower Inc.'s definitive proxy statement to be delivered to shareholders in connection with Nextpower Inc.'s 2026 Annual Shareholders Meeting. Such information is incorporated by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information with respect to this item may be found in Nextpower Inc.'s definitive proxy statement to be delivered to shareholders in connection with Nextpower Inc.'s 2026 Annual Shareholders Meeting. Such information is incorporated by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Information with respect to this item may be found in Nextpower Inc.'s definitive proxy statement to be delivered to shareholders in connection with Nextpower Inc.'s 2026 Annual Shareholders Meeting. Such information is incorporated by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES (Deloitte & Touche LLP, PCAOB ID 34)

Information with respect to this item may be found in Nextpower Inc.'s definitive proxy statement to be delivered to shareholders in connection with Nextpower Inc.'s 2026 Annual Shareholders Meeting. Such information is incorporated by reference.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

a.   Documents filed as part of this Annual Report on Form 10-K:

   i.   Financial Statements.   See Item 8, "Financial Statements and Supplementary Data."

   ii.   Financial Statement Schedules.   All financial statement schedules have been omitted as the information is not required under the related instructions or is not applicable or because the information required is already included in the financial statements or the notes to those financial statements.

   iii.   Exhibits.   The Exhibit Index, which immediately precedes the signature page to this Annual Report on Form 10-K, is incorporated by reference into this Annual Report on Form 10-K.

ITEM 16. FORM 10-K SUMMARY

None.

EXHIBIT INDEX

Exhibit No.	Description	Filed Herewith	Incorporated by reference			
			Form	File No.	Exhibit	Filing Date
3.1	Second Amended and Restated Certificate of Incorporation of Nextpower Inc.		8-K	001-41617	3.1	November 12, 2025
3.2	Second Amended and Restated Bylaws of Nextpower Inc.		8-K	001-41617	3.2	November 12, 2025
4.1	Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934, As Amended.		10-K	001-41617	4.1	June 9, 2023
10.1	Form of Third Amended and Restated Limited Liability Company Agreement of Nextpower LLC.		S-1/A	333-269238	10.1	February 1, 2023
10.2	Form of Exchange Agreement.		S-1	333-269238	10.2	January 13, 2023
10.3	Form of Tax Receivable Agreement.		S-1/A	333-269238	10.3	January 24, 2023
10.4	Form of Letter Agreement.		S-1/A	333-269238	10.4	January 24, 2023
10.5	Form of Amended and Restated Separation Agreement by and among Flex Ltd., Nextpower LLC, Nextpower Inc. and Flextronics International USA, Inc.		S-1/A	333-269238	10.5	February 1, 2023
10.6†	Second Amended and Restated 2022 Nextpower Inc. Equity Incentive Plan, as amended and restated effective as of August 19, 2024.	X				
10.7†	Form of Restricted Incentive Unit Award Agreement under the 2022 Equity Incentive Plan for time-based vesting awards (Executive).		S-1	333-269238	10.11	January 13, 2023
10.8†	Form of Restricted Incentive Unit Award Agreement under the 2022 Equity Incentive Plan for performance-based vesting awards (Executive).		S-1	333-269238	10.12	January 13, 2023

10.9†	Form of Unit Option Award Agreement under the 2022 Equity Incentive Plan for time-based vesting awards (Executive).	S-1	333-269238	10.13	January 13, 2023
10.10†	Form of Restricted Stock Unit Award Agreement under the 2022 Nextpower Inc. Equity Incentive Plan for time-based vesting awards (Executive).	10-Q	001-41617	10.1	August 1, 2025
10.11†	Form of Restricted Stock Unit Award Agreement under the 2022 Nextpower Inc. Equity Incentive Plan (Director).	10-Q	001-41617	10.2	August 9, 2023
10.12†	Form of Performance Stock Unit Award Agreement under the 2022 Nextpower Inc. Equity Incentive Plan FY26 (Executive).	10-Q	001-41617	10.2	August 1, 2025
10.13†	Form of Stock Option Award Agreement under the 2022 Nextpower Inc. Equity Incentive Plan for time-based vesting awards (Executive).	10-Q	001-41617	10.4	August 9, 2023
10.14†	Form of Indemnification Agreement.	S-1	333-269238	10.15	January 13, 2023
10.15†	Nextpower Inc. Executive Severance Plan.	10-Q	001-41617	10.1	January 31, 2025
10.16†	Nextpower Inc. Executive Change in Control Severance Plan.	10-Q	001-41617	10.2	January 31, 2025
10.17	Form of Agreement and Plan of Merger, by and among Flex Ltd., Yuma, Inc., Nextpower Inc., and Yuma Acquisition Corp.	S-1/A	333-269238	10.16	January 24, 2023
10.18	Credit Agreement, dated September 8, 2025, by and among Nextracker Inc., Nextracker LLC, as Borrower, and the other parties thereto.	8-K	001-41617	10.1	September 8, 2025
10.19	Tax Matters Agreement, dated January 2, 2024, by and among Nextpower Inc., Flex Ltd. and Yuma Inc.	8-K	001-41617	10.1	January 2, 2024
19.1	Nextpower Inc. Insider Trading and Trading Window Policy.	X			
21.1	List of Subsidiaries of the Registrant.	X			
23.1	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm.	X			
31.1	Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	X			
31.2	Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	X			
32.1*	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	X			

32.2*	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	X
97.1	Nextpower Inc. Financial Restatement Compensation Recoupment Policy.	X
101.INS	Inline XBRL Instance Document.	X
101.SCH	Inline XBRL Taxonomy Extension Schema Document.	X
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.	X
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.	X
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.	X
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.	X
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101).	X

† Management contract or compensatory plan or arrangement.

The certifications furnished in Exhibits 32.1 and 32.2 hereto are deemed to accompany this Annual Report on Form 10-K and are not deemed "filed" for purposes of Section 18 of the Exchange Act, or otherwise subject to the liability of that section, nor shall they be deemed incorporated by reference into any filing under the Securities Act or the Exchange Act.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Nextpower Inc.

Date:	May 19, 2026	By:	/s/ Daniel Shugar
			Daniel Shugar
			Chief Executive Officer
			(Principal Executive Officer)

Date:	May 19, 2026	By:	/s/ Charles Boynton
			Charles Boynton
			Chief Financial Officer
			(Principal Financial Officer)

**Power of Attorney**

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints jointly and severally, Daniel Shugar and Charles Boynton and each one of them, his attorneys-in-fact, each with the power of substitution, for her or him in any and all capacities, to sign any and all amendments to this Report, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or her or his substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signatures	Title	Date
/s/ Daniel Shugar Daniel Shugar	Chief Executive Officer (Principal Executive Officer)	May 19, 2026
/s/ Charles Boynton Charles Boynton	Chief Financial Officer (Principal Financial Officer)	May 19, 2026
/s/ David P. Bennett David P. Bennett	Chief Accounting Officer (Principal Accounting Officer)	May 19, 2026
/s/ William D. Watkins William D. Watkins	Chairman of the Board	May 19, 2026
/s/ Julie Blunden Julie Blunden	Director	May 19, 2026
/s/ Jeffrey B. Guldner Jeffrey B. Guldner	Director	May 19, 2026
/s/ Steven Mandel Steven Mandel	Director	May 19, 2026
/s/ Monica Karuturi Monica Karuturi	Director	May 19, 2026
/s/ Mark Menezes Mark Menezes	Director	May 19, 2026
/s/ Willy Shih Willy Shih	Director	May 19, 2026
/s/ Brandi Thomas Brandi Thomas	Director	May 19, 2026
/s/ Howard Wenger Howard Wenger	Director	May 19, 2026

Nextpower™ | Contents subject to change without notice.
6200 Paseo Padre Parkway Fremont, CA 94555 USA
+1 510 270 2500 | nextpower.com
NEXT POWER™